Amendment No. 1 to Confidential Submission

As submitted confidentially to the Securities and Exchange Commission on September 24, 2014

As filed with the Securities and Exchange Commission on                 , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

International Market Centers, Inc.

(Exact Name of Registrant as Specified in its Charter)

495 S. Grand Central Parkway, Suite 2203

Las Vegas, Nevada 89106

(702) 599-9621

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Robert J. Maricich

President and Chief Executive Officer

495 S. Grand Central Parkway, Suite 2203

Las Vegas, Nevada 89106

(702) 599-9621

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Edward J. Schneidman, P.C. Christopher P. Bennett, Esq. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2200	David Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735 3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, par value $0.01 per share	$	$

(1)	Includes shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 24, 2014

                Shares

International Market Centers, Inc.

Common Stock

This is the initial public offering of common stock of International Market Centers, Inc. We are                      selling                 shares of our common stock. We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the common stock. We intend to apply to list the common stock on The New York Stock Exchange under the symbol “IMC.”

We intend to qualify to be taxed as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes in our taxable year ending December 31, 2014. Shares of our common stock are subject to limitations on ownership and transfer that are intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including, subject to certain exceptions, an ownership limit of 9.8%, by value or number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and an ownership limit of 9.8%, by value, of the aggregate of the outstanding shares of all classes of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

After the completion of this offering, International Market Centers, LP, a limited partnership controlled by funds affiliated with Bain Capital, LLC and an entity affiliated with Oaktree Capital Management, L.P., will continue to own a majority of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of The New York Stock Exchange. See “Management—Controlled Company Exception.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 30 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the option to purchase up to                  additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than                  shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2014.

Book Running Managers

Barclays	Credit Suisse	Wells Fargo Securities
Deutsche Bank Securities		J.P. Morgan

The date of this prospectus is                     , 2014.

You should rely only on the information contained in this prospectus and any free writing prospectus that we authorize to be delivered to you. We have not and the underwriters have not, authorized any other person to provide you with any additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus or another date specified herein. Our business, financial condition, liquidity, results of operations and prospects may have changed since such dates.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

MARKET INFORMATION

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations and analysts (including, Gift and Decorative Accessories Magazine (published in May 2014), Home Accents Today’s (“Home Accents Today”) 2012 Universe Study (published in December 2012), IBISWorld’s (“IBISWorld”) Industry Report 45322: Gift Shops & Card Stores in the US (published in March 2014), Mann, Armistead & Epperson, Ltd.’s (“Mann, Armistead & Epperson, Ltd.”) 2014 Import/Export Study (published in 2014), Stax Inc.’s Stax Survey (as defined herein) and data published by Furniture Today (“Furniture Today”) (as of December 2013, January 2014, May 2014 and June 2014)), and our knowledge of our industry. Although we believe the industry and market data to be reliable, this information could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

CERTAIN TERMS USED IN THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, the following terms have the meanings noted below:

•	“Bain Capital” refers to Bain Capital, LLC;

•	“High Point Markets” refers to two semi-annual one-week home furniture and home décor Markets held in April and October in High Point, North Carolina;

•	“High Point Property” refers to the 13 buildings dedicated to showroom and exhibition space that we own in High Point, North Carolina;

•	“IMC” refers to International Market Centers, Inc., a newly organized Maryland corporation and the issuer of the common stock offered hereby, without any of its subsidiaries;

•	“IMC OP GP, LLC” refers to a newly formed Delaware limited liability company and a wholly-owned subsidiary of IMC that is the sole general partner of the Operating Partnership;

•	“IMC LP” refers to International Market Centers, LP, a limited partnership controlled by funds affiliated with our Sponsors and IMC’s sole stockholder prior to the completion of this offering;

•	“Las Vegas Markets” refers to two semi-annual one-week home furniture, home décor and gift Markets held in January and July/August in Las Vegas, Nevada;

•	“Las Vegas Property” refers to the three buildings and three exhibition pavilions dedicated to showroom and exhibition space that we own in Las Vegas, Nevada;

•	“Markets” refers to business-to-business trade gatherings in the home furniture, home décor and gift industries typically lasting one week where manufacturers and suppliers: (i) meet with their existing and prospective customers (a diverse group of retail outlets and interior design buyers); (ii) showcase their latest designs and products; (iii) discover new and emerging trends in their respective industry; and (iv) enter into sales agreements with their customers;

•	“Oaktree” refers to Oaktree Capital Management, L.P.;

•	“Operating Partnership” refers to IMC OP, LP, a Delaware limited partnership and a wholly-owned subsidiary of IMC, that holds substantially all of our assets and conducts our operations;

•	“Predecessor Group” refers, collectively, to the Predecessor REIT Subsidiaries, which merged with and into IMC, and IMC Manager, LLC, which became a subsidiary of IMC as a result of a merger transaction whereby a subsidiary of IMC merged with and into IMC Manager, LLC (with IMC Manager, LLC surviving the merger), in each case, on August 15, 2014;

•	“Predecessor REIT Subsidiaries” refers to IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC, which were wholly-owned by IMC LP prior to August 15, 2014;

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•	“Properties” refers collectively to the High Point Property and Las Vegas Property;

•	“Sponsors” refers to Bain Capital and Oaktree;

•	“Stax Survey” refers to a survey conducted by Stax Inc. in July 2010 that Bain Capital commissioned in connection with the due diligence process related to its acquisition of IMC LP in 2011; the survey covered 166 home furniture manufacturers and dealers, including 152 that then participated in the High Point Markets or the Las Vegas Markets; and

•	“we,” “our,” “us” and “our company” refer to IMC together with its consolidated subsidiaries, including the Operating Partnership and IMC OP GP, LLC.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, including our business and the material terms of this offering. It does not contain all of the information that may be important to you and your investment decision. You should carefully read the following summary together with the entire prospectus, before you decide to invest in our common stock.

In this prospectus, unless the context otherwise requires, references to “we,” “our,” “us” and “our company” refer to International Market Centers, Inc., a newly organized Maryland corporation, together with its consolidated subsidiaries, including IMC OP, LP, a Delaware limited partnership, which we refer to in this prospectus as our “Operating Partnership,” and IMC OP GP, LLC, a Delaware limited liability company wholly-owned by International Market Centers, Inc., which is the sole general partner of our Operating Partnership. Unless the context otherwise requires, references to “IMC” refer to International Market Centers, Inc. without any of its subsidiaries. The historical operations described in this prospectus refer to historical operations of the businesses and assets of the Predecessor Group that we succeeded to on August 15, 2014 upon consummation of the Restructuring Transactions described under “—Restructuring Transactions” as if such operations were conducted by us.

Our Company

Our company, which is structured as an internally-managed REIT, is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We own approximately 11.9 million gross square feet (9.8 million rentable square feet) of premier showroom space across 13 buildings in High Point, North Carolina (the “High Point Property”) and three buildings and three exhibition pavilions in Las Vegas, Nevada (the “Las Vegas Property” and, together with the High Point Property, the “Properties”). Approximately 9.0 million rentable square feet of such showroom space is permanent showroom space and approximately 0.8 million rentable square feet is temporary showroom space. Our showrooms are leased by manufacturers and suppliers of home furniture (such as living room, dining room, and home office furniture, bedroom furniture and mattresses), home décor products (such as rugs, lighting, wall art, pillows and bedding) and gift products (such as candles, stationery, floral, holiday and seasonal items and toys). We host two “Markets” per year at each of our Properties. “Markets” are generally weeklong business-to-business trade gatherings in the home furniture, home décor and gift industries that enable manufacturers and suppliers to: (i) meet with their existing and prospective customers (a diverse group of retail outlets and interior design buyers); (ii) showcase their latest designs and products; (iii) discover new and emerging trends in their respective industry; and (iv) enter into sales agreements with their customers. Our Markets are the largest gatherings of manufacturers and suppliers (our tenants) and buyers (our tenants’ customers) in the home furniture industry.

Our semi-annual Markets in both High Point and Las Vegas provide our tenants with an efficient and cost-effective means of interacting directly with their customers by providing their customers with a single location that offers access to a broad universe of manufacturers and suppliers as well as a diverse range of their products. We believe this creates significant value for both our tenants and their customers in the U.S. home furniture industry, in the U.S. home décor industry and in the highly fragmented U.S. gift industry. Furniture Today estimates that the U.S. home furniture industry generated approximately $95 billion in revenue in 2013 (including mattresses), and Home Accents Today estimates that the U.S. home décor industry generated approximately $57 billion in revenue in 2012. In addition, according to IBISWorld, the U.S. gift industry generated approximately $19.5 billion in sales in 2013 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). The ability to physically assess our tenants’ merchandise is critical to purchasing decisions for buyers of home furniture, home décor and gift products, and such assessments cannot be replicated through other channels, such as online marketplaces. We believe our business model is highly compelling because: (i) these Markets are essential to our tenants and their customers; (ii) the showroom space we own would be expensive to replicate; and (iii) our industry-leading scale and operational capabilities allow us to provide high quality Market experiences and an attractive return-on-investment for our tenants.

•	Markets are Essential to our Tenants and Their Customers—Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated that they generate approximately 75% of their annual revenue from orders received, or interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows to be a very important source of new products. Our Markets bring a large number of manufacturers and suppliers together with their customers in one location, allowing them to conduct business efficiently and productively. Home furniture Markets have been taking place in High Point for over 100 years, and although our Markets in Las Vegas are relatively new, as the first building opened in 2005, they have established themselves as the Western U.S. home furniture counterpart to the High Point Markets. All of the top 20 home furniture manufacturers and suppliers (based on 2013 total furniture shipments to the United States, according to Furniture Today) that participate in the wholesale furniture trade in North America participate in the High Point Markets or the Las Vegas Markets each year and 15 of such manufacturers and suppliers are our tenants. Our Las Vegas Property is also recognized as a growing destination in the Western United States for home décor and gift products. The centralization of top manufacturers within our Properties drives buyer traffic to our Markets. The chart below illustrates the importance of Markets to manufacturers and dealers in the home furniture industry.

(1)	For the year 2013, according to Mann, Armstead & Epperson, Ltd.
(2)	Estimated for the year 2013 (including mattresses), according to Furniture Today.
(3)	For the year 2012, according to Furniture Today.
(4)	According to management estimates.
(5)	According to the Stax Survey.

•

Our Portfolio of Properties Would be Expensive to Replicate—Our showroom space includes 6.5 million gross square feet in High Point and 5.4 million gross square feet in Las Vegas. We and our tenants have invested significant capital in these facilities, which makes them extremely difficult and costly to replicate. Our High Point Property includes the largest and most iconic showroom buildings in High Point, which are recognized throughout the home furniture industry. Their location in the heart of the downtown furniture district and proximity to the main transportation hub, event venues and food and beverage amenities offer incremental value to our tenants and their customers. Our Las Vegas Property offers state-of-the art buildings specifically designed to serve as showroom and commerce space for the industries we serve and cost approximately $860 million to develop.

•	Our Industry Leading Properties and Operational Capabilities—Since 2011, we have invested in our Properties and our operations to build a business of scale and operational capability that can increase the value of our Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. The opportunity to see a large number of manufacturers and products in a single location makes our Markets compelling to buyers. We have invested considerably and we believe differentially to competition in an effort to deliver both a critical mass of buyers and the opportunity to see a large number of manufacturers’ products. We have invested approximately $24 million in the High Point Property since 2011, primarily to re-merchandise the showroom space and improve navigation and the overall buyer and exhibitor experience at our High Point Markets. We have invested approximately $35 million in our Las Vegas Property, primarily to re-merchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. Included in this aggregate investment is an 18 person call center that contacts approximately 80,000 retailers a year to recruit buyers for our Markets. We believe that our unique scale, investment and positioning as an industry leader provide high quality Market experiences and an attractive return-on-investment for our tenants, which we believe positions us to continue to grow rental rates and occupancy rates.

We believe that we provide essential venues and services for both our tenants and their customers. We expect that our business will have meaningful opportunities to continue to grow, as we continue to deliver the advantages of our business model to our tenants and their customers. We believe this growth will manifest itself, as it has in recent years, through a combination of rental rate and occupancy rate increases in our Properties.

Our Properties

High Point: High Point hosts two Markets annually, one in April and the other in October. The High Point Markets have long been the seminal sales events in the U.S. home furniture industry. Our High Point Property consists of 13 buildings that encompass approximately 6.5 million gross square feet (5.2 million rentable square feet), making us the largest landlord of showroom space in High Point, with 57% of the total available gross square footage for showrooms (according to High Point showroom tax records). In contrast, no other property owner of showroom space in High Point owns more than 4% of the total available gross square footage for showrooms. We believe we own more than 85% of the highest-quality showroom properties in High Point based on their location in the heart of the downtown furniture district, proximity to the main transportation hub, event venues and food and beverage amenities and the tenants located in such properties. All of our buildings are located within the core downtown furniture district at the heart of the Markets, have a strong concentration of anchor tenants, including well-known brands such as Ashley Furniture Industries, Bassett Furniture and La-Z-Boy, and attract key industry buyers, such as Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home. Also, two of our showroom properties in High Point feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a longer term lease. We believe this temporary space in High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas. The average occupancy rate in our High Point Property for the period from January 1, 2012 to June 30, 2014 was approximately 90%. During this period, our rental rates increased at a compounded annual growth rate of 8.4%.

Las Vegas: Our Las Vegas Property hosts two Markets annually, one in January and the other in July/August. Our Las Vegas Property, which is located a few miles from the Las Vegas Strip and adjacent to downtown Las Vegas, has a world class campus that consists of three main buildings and three exhibition pavilions that have approximately 5.4 million gross square feet (4.6 million rentable square feet). The three buildings include tenants in the home furniture, home décor and gift industries. We host the only Western U.S. home furniture Markets and our Las Vegas Markets have emerged as one of the leading Western U.S. home décor and gift Markets. Our Las Vegas Markets are also uniquely positioned as the nation’s leading bedding marketplace, with over 330,000 occupied square feet dedicated to mattress and bedding companies, including all of the top 15 mattress suppliers that participate in the U.S. wholesale mattress trade according to Furniture Today (based on 2013 shipments to the United States). Some of the iconic furniture brands that rent space in our Las Vegas Property include Ashley Furniture Industries, Bassett Furniture, Lexington Home Brands and Stanley Furniture Company, as well as well-known mattress brands, such as Sealy, Serta and Simmons. These tenants attract many of the same major industry buyers that attend the High Point Markets, as well as regional Western U.S. retailers and interior designers. In total, the Las Vegas Markets attract approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2013 in the United States based on data published by Furniture Today. From January 1, 2012 to June 30, 2014, we have strategically lowered certain rental rates and improved our Las Vegas Property occupancy rate from 59.5% to 80.1%, which has helped create a more vibrant experience for our tenants and their customers at our Las Vegas Markets. As we continue to increase occupancy levels in our Las Vegas Property, we expect our average rental rates will increase.

Our Operating Model

We believe our business model is similar to that of tradeshow companies in that we bring large numbers of sellers and buyers together at regular events, yet our model is superior in that we own our Properties and the majority of our showroom square footage is leased on a multi-year basis. This permanent showroom space model encourages our tenants to make significant capital investments to customize their showrooms and improve the presentation of their products. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 5.2 years with weighted average annual rent escalators of 5.5% on the remaining term. Multi-year leases generate stable and predictable revenues and approximately 84% of our 2013 revenue was generated from rent payments under such leases. Approximately 9% of our 2013 revenue was generated from leases of less than one year (“short-term leases”) (including temporary space), and the remaining 7% from advertising revenue and ancillary tenant services, such as movement of our tenants’ products into and out of their showroom spaces and other related logistics services. We have limited tenant concentration, with no single tenant accounting for more than 3% of our 2014 permanent rental revenue to date. We also maintain longstanding relationships with many of our tenants, as exemplified by some of our key anchor tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy, which have each leased space in our Properties for more than 20 years.

We believe our business is capital efficient with a very low level of investment in tenant improvements compared to many other REITs, averaging only $2.86 per square foot in 2013 (excluding approximately $10 million of non-recurring major strategic investments consisting principally of re-merchandising and renovating several floors in our Properties). It is common for our tenants to make substantial investments in their showroom space to create a premium environment in which to showcase their products. These improvements include new flooring, additional interior walls, fireplaces, moldings and light fixtures as our tenants often seek to merchandise their product as retailers would and as the product would eventually appear in the home. In addition, our tenants often invest in the build-out of additional amenities for their staff and customers, such as office space, meeting space and kitchen and bar areas. Due to our long-term lease structure, our tenants are able to amortize these build-out costs over the full lease term, making these investments more cost-effective for them. We believe that the substantial investments that our tenants make in their showroom space support our high lease renewal rates.

We support our tenants by driving buyer attendance at our Markets through direct marketing channels (mail, email and an in-house call center). At our Markets, we create an exceptional experience by providing entertainment events and hosting on-site networking, social and educational opportunities for tenants and their customers. We also provide advertising opportunities for our tenants, including official publications and on-site large format sponsorships (such as interior and exterior branded banners covering walls and walkways), which help our tenants establish and differentiate their trade brands with a captive buyer audience.

Operational efficiency is a critical component of our business model and we generated an Adjusted EBITDA margin of 49.1% in 2013 and 45.6% in 2012. Our scalable cost structure and low capital expenditures position us well for future earnings and cash flow growth, and we anticipate only minimal expense increases to achieve our internal growth strategies. For the 12 months ended June 30, 2014, we generated revenue of $157 million and Adjusted EBITDA of $78 million, respectively. Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under accounting principles generally accepted in the United States (“GAAP”). For definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations of those non-GAAP measures to our GAAP measures for those periods, see “—Summary Combined Financial and Other Operating Data.”

Finally, we believe our business model would be expensive to replicate. Our Las Vegas Property was developed at a cost of approximately $860 million, creating a venue catering specifically to the home furniture, home décor, and gift industries. Our scale allows us to attract and retain high quality management, leasing and operations teams that we believe would be difficult to replicate in a smaller business. In addition, tenants in our Properties have invested significantly in tenant improvements, creating bespoke showrooms in each of our facilities, which we believe contributes to increase our lease renewal rates. Importantly, we believe the risk of disintermediation from other channels, such as online marketplaces, is mitigated because buyers in the home furniture, home décor and gift industries want to examine merchandise in-person to determine quality, craftsmanship and style, which must be done on-site with the product.

Formation in 2011

Showrooms that participate in the High Point Markets are located in approximately 180 buildings that are controlled by more than 100 owners throughout the city of High Point. Before International Market Centers, LP’s (“IMC LP”) formation in 2011, the buildings that comprise our High Point Property were owned by the three largest High Point showroom landlords. During the difficult economic environment in 2007 and 2008, the fragmented ownership in the High Point Markets led to downward pricing pressure.

In the early 2000s, a group of real estate developers began the development of the Las Vegas Property to create an alternative to the High Point Markets. Building A of the Las Vegas Property opened in 2005 and was followed by buildings B and C, which opened in 2007 and 2008, respectively. Fueled by strong credit markets, the group leading the development of the Las Vegas Property incurred very high debt levels to fund the development. The Las Vegas Property, which opened shortly before the recession, struggled to reach planned occupancy levels due to the economic decline and a failure to attract key tenants from the High Point Markets. These factors led to financial distress for the Las Vegas Property.

In 2011, funds affiliated with Bain Capital, LLC (“Bain Capital”) and an entity affiliated with Oaktree Capital Management, L.P. (“Oaktree” and, together with Bain Capital, the “Sponsors”) and their partners formed IMC LP to acquire the entities that owned the Properties and operate them as a single integrated business. We believe that, as a result of this combination, we have created a new business with the ability to serve our tenants and their customers in new and more compelling ways.

Progress Since 2011

In High Point, our ownership of the majority of the showroom space enabled us to create an attractive platform for us and for our tenants. Average rental rates in our High Point Property increased from $13.50 per square foot as of January 1, 2012 to $15.25 per square foot as of June 30, 2014. This increase has been driven by a 6.4% average re-leasing spread on the approximately 23% of our square footage lease agreements that expired during this two and one-half-year period.

We have re-positioned the Las Vegas Markets since taking ownership. Instead of seeking to provide an alternative to the High Point Markets, we have invested in driving a unique set of primarily Western U.S. buyers to the Las Vegas Markets and positioned our Las Vegas Markets as complementary to the High Point Markets for home furniture. The Las Vegas Markets attract approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2013 in the United States based on data published by Furniture Today. In addition, approximately 87% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique relative to the High Point Markets, providing significant incremental opportunity for tenants seeking national distribution. Our efforts to re-position the Las Vegas Markets with respect to the High Point Markets included, among other initiatives, cross-selling key High Point tenants by highlighting the benefit of reaching a national audience with a presence in both Markets. It also involved updating our leasing materials to focus on the value of reaching a unique Western U.S. buyer base rather than positioning Las Vegas as the future of the home furniture showroom industry. We significantly increased the volume of retailer outreach to Western U.S. buyers compared to other regions to direct a Western U.S. audience to the Las Vegas Markets. In response to this re-positioning, our occupancy for home furniture permanent space has increased approximately 30% from approximately 1.49 million square feet on January 1, 2012 to approximately 1.94 million square feet on June 30, 2014. In addition, key tenants from High Point now maintain showroom space in both locations, and we expect to continue to utilize our relationships in High Point to cross-sell our Las Vegas Property.

In our Las Vegas Property, we also invested to re-merchandise the space, relocating tenants by product category, creating dedicated home décor and gift “neighborhoods” within our buildings that group similar exhibitors with similar and complementary products near one another. We have invested approximately $35 million in our Las Vegas Property, primarily to re-merchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. We have further supported this growth area with key investments and resource support. For example, we have: (i) hired a highly experienced home décor and gift leasing team; (ii) increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet for our Market in July 2014; and (iii) increased home décor and gift buyer attendance 139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014, due to the increase in the number of tenants in our Properties and to our direct marketing efforts. The co-location of the home furniture, home décor and gift Markets has made the Las Vegas Markets a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances our tenants’ experience at our Las Vegas Markets as many buyers cross-shop among these complementary product lines and categories.

Overview of the Home Furniture, Home Décor and Gift Industries in the United States

The retail value of the U.S. home furniture industry (including mattresses) was estimated to total approximately $95 billion in revenue in 2013 according to Furniture Today, the retail value of the U.S. home décor industry was estimated to total approximately $57 billion in revenue in 2012 according to Home Accents Today, and, according to IBISWorld, the U.S. gift industry generated approximately $19.5 billion in sales in 2013 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). Buyers at Markets represent a wide array of re-sellers of merchandise, including traditional home furniture and home décor retail stores, department stores, interior designers and homebuilders as well as other, less traditional furnishings re-sellers, including wholesale clubs, internet/catalog retailers, office supply companies, rent-to-own stores, gift stores, museum shops and specialty décor retailers, such as lighting stores and floor covering retailers. Product manufacturers and suppliers within the home furniture, home décor and gift industries reach these buyers primarily by participating in Markets and showcasing product samples in a customized showroom setting. Some manufacturers and suppliers of home furniture, home décor and gift products also utilize a direct sales force to visit retail locations and showcase products via catalogs and general trade advertising.

We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category.

(1)	Estimated for the year 2013 (including mattresses), according to Furniture Today.
(2)	For the year 2012, according to Home Accents Today.
(3)	For the year 2013, according to IBISWorld.
(4)	According to management estimates.

Home Furniture Markets

We operate in the two largest U.S. home furniture Markets, High Point and Las Vegas. Our High Point Property and Las Vegas Property collectively represent approximately 7.1 million rentable square feet in home furniture showroom space, with approximately 4.7 million rentable square feet on our home furniture floors within our High Point Property and approximately 2.4 million rentable square feet on our home furniture floors within our Las Vegas Property. Other home furniture Markets in the United States are smaller venues with niche offerings and include the Tupelo Furniture Market in Mississippi, focused on upholstered furniture, and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois, providing outdoor and casual furnishings.

Home Décor and Gift Markets

The landscape for the home décor and gift Markets is more fragmented than the home furniture Markets. In the Eastern United States, there are two major home décor and gift Markets, The Atlanta International Gift & Home Furnishings Market and NY NOW. The Atlanta International Gift & Home Furnishings Market offers approximately 4.6 million rentable square feet, of which approximately 4.0 million is allocated to home décor and gift products across permanent and temporary showroom space. It is held each January and July at AmericasMart, a 7.7 million gross square foot facility that also hosts numerous apparel shows. NY NOW is held each February and August at The Javits Center and Pier 94, which represent approximately 893,000 combined gross square feet of temporary showroom space.

In the Western United States, the home décor and gift Markets are dispersed with select larger Markets and numerous smaller regional Markets. The Dallas Total Home & Gift Market is held four times each year and offers both permanent and temporary showroom space in the Dallas Market Center, an approximately 5.0 million gross square foot facility that also hosts numerous apparel Markets. Our Las Vegas Markets have approximately 1.9 million rentable square feet dedicated to the home décor and gift industries within the 4.6 million rentable square foot Las Vegas Property.

The map below shows home décor and gift Markets held in states west of the Mississippi River with greater than 100,000 rentable square feet of permanent or temporary showroom space dedicated to these industries, highlighting the fragmentation within this region.

We have increased the occupancy of our home décor and gift exhibitor space for the Las Vegas Markets from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet for our Market in July 2014. Through the increase in the number of tenants in our Properties and our direct marketing efforts, we have also increased home décor and gift buyer attendance at our Las Vegas Markets

139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014 and established our Las Vegas Markets as a major home décor and gift marketplace. The unique co-location of home décor and gift showroom space with home furniture showroom space has made the Las Vegas Markets a complete destination for the home furniture, home décor and gift industries. We believe this co-location has enhanced our tenants’ and their customers’ experience at our Las Vegas Markets as many of our tenants’ customers cross-shop among these complementary product lines and categories.

Business and Growth Strategies

Our primary business objective is to maximize total return for our shareholders. To accomplish this goal, we are focused on creating value for our tenants and their customers who attend our Markets. We continue to invest our expertise and resources in initiatives that we believe will result in a better buyer experience and ultimately more opportunities for our tenants to generate strong returns on their showroom investments. We intend to pursue the following business and growth strategies.

Deliver Premium Value to Our Tenants in High Point

As of June 30, 2014, our High Point Property average rental rate was $15.25 per square foot. We believe there is an opportunity to increase rental rates in our High Point Property above the weighted average annual rental rate escalators of 5.3%, embedded in multi-year leases currently in effect, because of the value to our tenants in High Point as evidenced by the following four key factors.

•	The High Point Markets have been the primary home furniture Markets for over 100 years, are known as the “Furniture Capital of the World” and both home furniture manufacturers and suppliers and their customers recognize the value of having a presence at these Markets.

•	We continue to add value to our High Point Property and have invested approximately $24 million since 2011 to enhance the experience for our tenants and their customers by creating distinct neighborhoods and investing in facilities, signage and navigational tools. In addition, our marketing team has implemented a comprehensive marketing campaign highlighting our High Point Property and existing tenants to attract home furniture buyers to our buildings. We also offer on-site amenities for buyers, including product locators, educational seminars and food court areas.

•	Our portfolio offers current tenants and prospective tenants access to the highest concentration of premium showroom space in the High Point Markets. The 13 buildings comprising our High Point Property are located in the core downtown market district and we believe represent more than 85% of the highest quality showroom property in the High Point Markets. Coupled with our investments to improve the quality of our tenants’ and their customers’ experience at our High Point Markets, we believe the location and quality of our High Point Property offer exhibitors a higher value relative to other available home furniture showroom space which allows us to achieve higher rental rates than most of our competitors in High Point.

•	Since 2011, we have invested considerably in our High Point Property to build scale and operational capabilities that increase the value of our High Point Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. This strategy has resulted in increased rental rates at our High Point Property. Our ownership of a majority of the High Point showroom space enables us to implement a rationalized rental rate structure for our tenants located in our High Point Property based on the location and quality of each individual showroom space. Accordingly, we believe there is room for continued rental rate growth in our High Point Property.

Continue to Grow the Re-positioned Las Vegas Home Furniture Markets

Since 2011, we have re-positioned the Las Vegas Markets as complementary to the High Point Markets. In particular, the universe of buyers who attend the Las Vegas Markets is distinctly different than the universe of buyers who attend the High Point Markets. The Las Vegas Markets provide significant opportunity for our High Point Property tenants seeking national distribution and exposure to incremental potential customers as approximately 85% of the domestic buyers who attend the Las Vegas Markets come from states west of the Mississippi River. In addition, approximately 87% of the home furniture and home décor buyers that attend our Las Vegas Market are unique relative to the High Point Markets. We will continue to seek cross-sell prospects from the High Point Property who do not yet participate in the Las Vegas Markets.

We also invested in relocating tenants by product category in our Las Vegas Property. This relocation increased the concentration of tenants and products in buildings A and B while also allowing us to strategically locate tenants into distinct neighborhoods, which creates an improved shopping experience for buyers. As a result of this strategy, occupancy in buildings A and B increased from 68% to 88% from January 1, 2012 to June 30, 2014. Given this increased occupancy rate, we can focus on improving tenant mix and increasing rental rates.

As a result of these cross-selling and re-positioning efforts, we believe that we have the opportunity to increase both our Las Vegas Property occupancy rates and average rental rates over time.

Grow Our Western U.S. Home Décor and Gift Markets

The landscape of the home décor and gift Markets in the Western United States is highly fragmented, with numerous smaller Markets that we believe lack a critical mass of exhibitors. Since 2011, we have successfully built the home décor and gift exhibitor space in the Las Vegas Markets to compete with these smaller Markets and provide a more complete product offering to Western U.S. buyers in these categories.

In order to build our home décor and gift exhibitor space, we invested to re-merchandise our Las Vegas Property creating dedicated and contiguous home décor and gift neighborhoods. In addition, we hired a highly experienced home décor and gift leasing team in 2012. This leasing team increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet in our Market in July 2014 and increased occupancy in building C from 46% as of January 1, 2012 to 68% as of June 30, 2014. This concentration of tenants and products coupled with our innovative marketing techniques resulted in a 139% increase in home décor and gift buyer attendance from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014. We believe our leasing efforts in these categories have positioned the Las Vegas Markets as a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances the Las Vegas Markets experience as many buyers cross-shop among these complementary product lines and categories. We intend to continue to create value for our tenants and their customers as we add new exhibitors in the home décor and gift industries. We believe this will lead to further occupancy and rental rates increases, on top of the rent growth that is embedded in our current leases in the form of rental rate escalators.

Pursue Additional Revenue Opportunities Consistent with our Business Model

We plan to continue to evaluate expansion, both organically, as we have done in the home décor and gift Markets, and through acquisitions, as in the activities that led to IMC LP’s formation in 2011. We believe there are potential expansion opportunities in certain furnishings verticals, such as housewares, hospitality, office, casual and outdoor furniture industries.

In addition to our existing Properties, we own 29 acres of undeveloped land adjacent to our Las Vegas Property. This additional land provides us with the strategic opportunity to increase available showroom space in the Las Vegas Markets, which would allow us to enter into additional industry verticals. Finally, we believe there are opportunities to deliver a similar value proposition in select international venues which have yet to establish formalized home furniture, home décor and gift Markets. We believe the opportunity exists to partner with or acquire local operators and developers in these international Markets.

Our Competitive Strengths

We believe the following strengths differentiate us from both other real estate owners and tradeshow operators and position us for sustainable growth as a public company.

Markets Are Essential to the Industries We Serve

The home furniture, home décor and gift manufacturing industries are highly fragmented. For example, we believe there are approximately 5,000 distinct manufacturers of products and approximately 60,000 distinct buyers in the home furniture industry. We believe consolidation among manufacturers in these industries is unlikely given the limited capital requirements, low barriers to entry and the absence of significant economies of scale.

We believe that Markets provide a critical and irreplaceable forum for the home furniture, home décor and gift industries to transact business. Markets are a cost efficient venue offering the convenience of a single, large gathering of industry buyers and sellers thus creating a critical mass for participants to maximize their return on time and investments. Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated that they generate approximately 75% of their annual revenue from orders received, or interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows as a very important source of new products. Also, due to the highly tactile nature of the products (buyers typically need to physically assess a product prior to making a purchasing decision), we believe Markets are not at risk of disintermediation from other channels.

We Have a Leadership Position in our Industry

We are the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. This position makes our Markets more efficient for both our tenants and their customers. We own and operate 16 buildings and three exhibition pavilions encompassing 11.9 million gross square feet (9.8 million rentable square feet) of showroom space for the home furniture, home décor and gift industries in High Point and Las Vegas that are strategically located in the Eastern and Western United States. We own 6.5 million gross square feet (5.2 million rentable square feet), or 57%, of the total available gross square feet of showroom space, and more than 85% of the highest-quality showroom space in the High Point Markets, often referred to as the “Furniture Capital of the World.” We own 5.4 million gross square feet (4.6 million rentable square feet), or 100%, of the total available gross square feet of showroom and exhibition space in the Las Vegas Markets, with world-class infrastructure and amenities. The Las Vegas Property was developed at a cost of approximately $860 million.

Tenants recognize Markets as essential to competing in their respective industries, and we own substantially more total square footage and more home furniture-dedicated showroom space than any of our competitors. Our tenants include leaders in their respective industry segments, such as Ashley Furniture, Klaussner Furniture and La-Z-Boy, that utilize our Markets to effectively showcase their products to their industries’ most important buyers, including Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home.

Our significant real estate ownership in the High Point Markets and our 100% ownership in the Las Vegas Markets provide us significant flexibility to execute our growth strategy. We believe our High Point Property serves as the center of the home furniture industry and, while the Las Vegas Property was originally built as an alternative to the High Point Markets, we have re-positioned our Las Vegas Property to complement our High Point Property by becoming the premier home furniture market for the Western United States. In addition, we have positioned our Las Vegas Markets as the major home décor and gift Markets in the highly fragmented home décor and gift Markets in the Western United States by relocating home décor and gift industry tenants in a concentrated fashion to create home décor and gift neighborhoods. While many of our tenants maintain a presence in both High Point and Las Vegas, there is limited overlap among the buyers who participate in the Las Vegas Markets and High Point Markets. Approximately 85% of the domestic buyers who attend the Las Vegas Markets are from states west of the Mississippi River. In addition, approximately 87% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique versus the High Point Markets, which we believe drives the need for manufacturers to lease space in both Las Vegas and High Point in order to reach a national audience.

Strong Operational Capabilities

Since 2011, we have assembled an experienced senior management team led by our chief executive officer, Robert Maricich, a 39 year veteran of the furnishings and exhibitions industries who maintains strong, long-term relationships with a broad range of our tenants and key industry players. Our remaining senior management team members have significant experience in their respective disciplines, providing us with in-house expertise and resources in lease administration, accounting, financing, acquisitions, marketing, asset and property management, event production and hospitality, and human resources. In addition, we have a 28 person leasing team with deep industry relationships and an average of approximately 18 years of experience across the home furniture, home décor and gift exhibitions industries. Together, this team creates a platform that is highly scalable. See “Management” for further information regarding our executive officers and other key members of management.

Driving attendance of buyers that are relevant to our tenants is a key to our success because our tenants’ success at our Markets is dependent upon buyers visiting their showroom space to purchase their products. We employ a team of 40 professionals who execute comprehensive marketing programs to increase buyer attendance at our Markets. These professionals have established strong relationships with both tenants and buyers. Our marketing efforts also include creating and maintaining a database of past, current and prospective buyers in the United States and abroad. We contact more than 200,000 buyers for our Las Vegas Markets through direct mail, email and personal live outreach from a dedicated call center and have found these strategies work to increase buyer attendance at our Markets. For example, we increased home décor and gift buyer attendance at our Las Vegas Markets by 139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014.

In High Point, there is a government-funded organization called the High Point Market Authority (“HPMA”), which is responsible for hosting the High Point Markets and marketing the events to buyers along with on-site market logistics (such as registration, transportation, entertainment and security). We supplement the HPMA’s marketing efforts with our own comprehensive outreach to buyers to promote our High Point Property and generate a high-value flow of buyers for our tenants. This comprehensive outreach to buyers includes brand building and awareness vehicles such as sponsoring industry-related conferences and events, social media, web-based advertising, advertising in trade publications and direct marketing to buyers. We believe we provide the most comprehensive marketing plan of any landlord in High Point due to our size and resources.

Stable Business Model With Embedded Growth

We typically enter into multi-year leases with our tenants, and such leases generated approximately 84% of our revenue in 2013. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 5.2 years. As of December 31, 2013, approximately 2.0 million square feet, or 27%, of our leases expire within the next 12 months, approximately 1.9 million square feet, or 25%, expire between 12 and 24 months, and approximately 1.4 million square feet, or 19%, expire between 24 and 36 months. Our multi-year leases generally include annual rental rate increases. Leases currently in effect have a weighted average annual rent escalators of 5.5% on the remaining term. This represents a significant and contracted source of internal revenue growth for us. Also, our tenants invest their own capital in customizing their showroom rental space and are generally motivated to renew leases upon expiration. For example, tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy have each leased showroom space in buildings that now comprise our Properties for more than 20 years. In 2013, leases representing 19% of our occupied square footage expired or the tenants under them opted for early renewal and 90% of such showroom space was renewed. Our high renewal rate and the significant capital expenditures by our tenants in their showrooms help limit our capital expenditures, which averaged only approximately $2.86 per square foot in 2013 (excluding approximately $10 million of non-recurring major strategic investments consisting principally of re-merchandising and renovating several floors in our Properties).

Approximately 9% of our 2013 revenue was generated from short-term leases (including temporary space). In our Las Vegas Property we offer approximately 0.5 million rentable square feet of space for temporary exhibitors who lease this space on a short-term basis for use during our Markets similar to how space is leased by tradeshow companies. Two of our showroom properties in High Point, containing approximately 0.3 million square feet, feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space pursuant to a longer term lease. We believe this temporary space in Las Vegas and High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas.

The majority of our cost base is fixed, and expenses are not expected to increase significantly in order to achieve our growth objectives. We achieved an Adjusted EBITDA margin of 49.1% in 2013 and 45.6% in 2012. We believe that our highly scalable cost structure will allow us to continue to generate strong operating results. Adjusted EBITDA margin is not a measure of financial performance under GAAP. For a definition of Adjusted EBITDA margin and a reconciliation of that non-GAAP measure to our GAAP measure for those periods, see “—Summary Combined Financial and Other Operating Data.”

We have over 800 distinct permanent tenants, with no single tenant accounting for more than 3% of our rental revenues. Our highly diversified tenant base minimizes our customer concentration risk and provides us with negotiating leverage.

Flexible Capital Provides Opportunities for Disciplined Growth

Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect to have total outstanding debt of approximately $             million maturing on August 15, 2020, with an interest rate of adjusted LIBOR (with a 1% floor) plus 4.25% per annum. Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect our total debt-to-EBITDA to be                     x and we will have no principal amortization requirements until the maturity date. We have access to a $50 million first lien revolving credit facility, which will be undrawn following this offering. See “—Refinancing Transactions” and “Use of Proceeds.” As a public company, we plan to utilize multiple sources of capital, which will allow us to pursue opportunistic acquisitions at attractive levels.

Our Portfolio

The following table provides an overview of our Properties as of June 30, 2014. All of our buildings were acquired as of May 2, 2011 except the Showplace buildings in High Point (Showplace, Showplace West, Hamilton 200, Hamilton 320 and Hamilton 330), which were acquired on July 29, 2011. We have fee title to the Properties except for the commerce wing of the International Home Furnishings Center in High Point, which is subject to a ground lease. See “Business—Our Portfolio.”

		As of June 30, 2014
Property	Street Address	RSF, Permanent Space Only(1)	Number of Leases	Occupancy Percentage
High Point, North Carolina(2)				87.2%
International Home Furnishings Center(3)	209-211 S. Main Street	2,613,073	290
National Furniture Mart	200 S. Main Street	262,075	10
Furniture Plaza	210 S. Main Street	295,446	26
Plaza Suites	222 S. Main Street	382,902	14
South Main	300 S. Main Street	29,653	2
Historic Market Square	200 W. Commerce Avenue	398,961	42
Market Square Tower	317 W. High Avenue	142,041	44
Market Square Suites	305 W. High Avenue	11,866	3
Hamilton Market	101 N. Hamilton	89,526	1
Showplace	211 E. Commerce Avenue	394,700	65
Hamilton 200	200 N. Hamilton Street	227,464	21
Hamilton 320	320 N. Hamilton Street	12,466	3
Hamilton 330	330 N. Hamilton Street	56,502	1

Las Vegas, Nevada				80.1%
World Market Center building A	495 S. Grand Central Parkway	1,150,957	235
World Market Center building B	475 S. Grand Central Parkway	1,341,556	222
World Market Center building C	455 S. Grand Central Parkway	1,605,735	274
World Market Center garage	320 S. Grand Central Parkway	(4)
World Market Center pavilions	209 S. Grand Central Parkway	(5)

Total		9,014,923	1,253	84.0%

(1)	Represents rentable square feet available for long term leases and does not include approximately 0.3 million rentable square feet and approximately 0.5 million rentable square feet of showroom space available to temporary users in High Point and Las Vegas, respectively, as of June 30, 2014. See “Business—Description of Our Portfolio.”
(2)	We also own the Showplace West building in High Point, which is an eight story vacant building previously used as commercial office space.
(3)	The commerce wing of the International Home Furnishings Center is 692,996 rentable square feet.
(4)	The World Market Center garage is a free standing parking structure with approximately 3,600 spaces available to tenants, attendees and visitors.
(5)	The World Market Center pavilions are an approximately 350,000 rentable square foot space for temporary exhibitors and other events.

Restructuring Transactions

We are a newly organized Maryland corporation that was formed by IMC LP in anticipation of this offering to operate as a REIT and to succeed to the ownership of the properties and businesses conducted by wholly-owned subsidiaries of IMC LP, IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC (the “Predecessor REIT Subsidiaries”), and IMC Manager, LLC, which managed the day-to-day operations of the Predecessor REIT Subsidiaries and their subsidiaries (collectively, the “Predecessor Group”).

Immediately prior to the consummation of the Refinancing Transactions referred to herein, on August 15, 2014, through a series of transactions, IMC LP caused each of the Predecessor REIT Subsidiaries to merge into IMC, with IMC surviving the merger, and IMC LP continuing as IMC’s sole common stockholder. IMC also caused a wholly-owned subsidiary of IMC to merge with and into IMC Manager, LLC, with IMC Manager, LLC surviving the merger as a subsidiary of IMC, and the interests of IMC LP in IMC Manager, LLC being canceled. These transactions were consummated as mergers among subsidiaries of a common parent without consideration. Following the mergers, the Predecessor REIT Subsidiaries ceased to exist and IMC succeeded to the ownership of the properties and businesses that had been operated by the Predecessor REIT Subsidiaries. Until the consummation of this offering, IMC LP will continue to be IMC’s sole common stockholder. Each of the four Predecessor REIT Subsidiaries had been operated as a REIT for U.S. federal income tax purposes and IMC is expected to be treated for U.S. federal income tax purposes as the successor to these entities. We intend to qualify to be taxed and to operate in a manner that will allow us to be classified as a REIT for federal income tax purposes in our taxable year ending December 31, 2014. IMC Manager, LLC has elected to be treated as a corporation for U.S. federal income tax purposes and prior to the completion of this offering will elect to be treated as a taxable REIT subsidiary (“TRS”).

Immediately following these mergers, we contributed substantially all of our assets to our Operating Partnership through which we now conduct our operations. Pursuant to the agreement of limited partnership of the Operating Partnership, IMC OP GP, LLC, our direct, wholly-owned subsidiary, serves as the sole general partner of the Operating Partnership, and we are the sole initial limited partner. Prior to the consummation of this offering, we will enter into an amended and restated agreement of limited partnership pursuant to which we will be obligated to contribute the net proceeds of any offering of our capital stock as additional capital to our Operating Partnership in exchange for additional limited partnership units in the Operating Partnership. In this prospectus, we collectively refer to the transactions described above as the “Restructuring Transactions.”

Concurrently with the consummation of this offering, we intend to redeem 125 shares of our preferred stock held by non-affiliated parties that were issued at the consummation of the Restructuring Transactions to enable us to meet one of the requirements for qualification and taxation as a REIT. This preferred stock was issued in exchange for preferred stock held by the non-affiliated parties in one of the Predecessor REIT Subsidiaries prior to the Restructuring Transactions and in accordance with the documents governing such preferred stock. Following the consummation of this offering, no shares of preferred stock will be outstanding.

Following completion of this offering, IMC LP will own approximately         % of our outstanding common stock (or         % if the underwriters exercise their option to acquire up to             additional shares of our common stock) and investors in this offering will own the remaining         % (or         % if the underwriters exercise their option to acquire up to          additional shares of our common stock). IMC LP is controlled by funds affiliated with Bain Capital, which own approximately 47.3% of IMC LP, and an entity affiliated with Oaktree, which owns approximately 47.4% of IMC LP. Funds affiliated with Bain Capital will beneficially own approximately         % of our outstanding common stock immediately following this offering (or         % if the underwriters exercise their option to acquire up to         additional shares of our common stock), and an entity affiliated with Oaktree will beneficially own approximately         % of our outstanding common stock through IMC LP immediately following this offering (or         % if the underwriters exercise their option to acquire up to             additional shares of our common stock). See “—Our Sponsors.”

Ownership and Structure After the Restructuring Transactions and the Offering

The following diagram depicts our ownership structure upon the completion of the Restructuring Transactions consummated on August 15, 2014 and this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

UPREIT Structure

Because we hold our assets through our Operating Partnership in which our wholly-owned subsidiary, IMC OP GP, LLC, holds the general partnership interest and we hold limited partner interests generally based on the value of capital raised through sales of our capital stock, we are considered an “Umbrella Partnership Real Estate Investment Trust,” or an UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who may not otherwise be willing to sell their properties to us because of unfavorable tax results. Generally, a sale or contribution of property directly to a REIT is a taxable transaction to the selling property owner. In an UPREIT structure, a property owner who desires to defer taxable gain on the transfer of the owner’s property may contribute the property to the UPREIT in exchange for limited partnership units in our Operating Partnership, each of which will be redeemable for a cash amount equivalent to the fair market value of one share of our common stock or, at our election, one share of our common stock, and defer taxation of gain until (1) the seller later exchanges the units in our Operating Partnership on a one-for-one basis for REIT shares or for cash pursuant to the terms of the amended and restated limited partnership agreement of our Operating Partnership or (2) the UPREIT sells the property.

Our Sponsors

Bain Capital is a global private investment firm that, together with its affiliates (including Bain Capital Partners, LLC), manages several pools of capital including private equity, venture capital, public equity, credit products and absolute return investments with over $75 billion in assets under management. Founded in 1984,

Bain Capital pioneered a consulting-based approach to private equity investing, partnering with management teams to build great businesses and improve their operations. Since its inception, Bain Capital has made private equity, growth, and venture capital investments in over 400 companies in a variety of industries around the world. Headquartered in Boston, Bain Capital has offices in New York, Chicago, Palo Alto, London, Luxembourg, Munich, Melbourne, Hong Kong, Shanghai, Tokyo and Mumbai.

Bain Capital has made a number of investments in operational real estate businesses, including Apple Leisure Group, JinSheng International, Sunac China Holdings and Toys “R” Us, and has made recent investments in furniture and home décor businesses, including Maisons du Monde and Bob’s Discount Furniture. Bain Capital has extensive experience in the business-to-business services industry and has made a number of investments generally across a variety of industries, including Genpact, Atento, BMC Software, Nets, WorldPay and ClearChannel.

Oaktree (together with its affiliates) is a leader among global investment managers specializing in alternative investments, with over $90 billion in assets under management. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 800 employees and offices in 16 cities worldwide.

Oaktree has been managing dedicated real estate vehicles and other vehicles that invest in real estate since its inception in 1995. To date, Oaktree has organized 14 dedicated real estate funds or separate accounts and two co-investment vehicles that as of June 30, 2014 had invested approximately $11.9 billion, mostly in commercial real estate, in addition to having funds and separate accounts in other strategies, including distressed opportunities, that have likewise made significant investments in real estate. Oaktree’s real estate investments focus on commercial real estate, non-U.S. real estate, residential real estate, commercial non-performing loans, corporate real estate and structured finance. Oaktree’s commercial real estate experience extends to a broad range of asset types including office, industrial, retail, multifamily, hospitality, condominiums, self-storage and development.

Refinancing Transactions

On August 15, 2014, our Operating Partnership entered into new senior secured credit facilities, which are comprised of a $405 million first lien term loan facility, a $50 million first lien revolving credit facility and a $125 million second lien term loan facility. The first lien revolving credit facility was undrawn at the closing of such transaction. We currently intend to draw approximately $         million under the revolving credit facility before the consummation of this offering but expect to repay such borrowings with a portion of the proceeds from this offering. Our Operating Partnership used the borrowings under the new first lien term loan facility and the new second lien term loan facility, together with cash on hand, to repay all of the outstanding borrowings under, and terminate, the then existing mortgage based loans. In this prospectus, we refer to the refinancing transactions described above as the “Refinancing Transactions.” See “Capitalization” and “Unaudited Pro Forma Combined Financial Information.”

The new first lien term loan facility matures on August 15, 2020 and the new second lien term loan facility matures on August 15, 2021 and bear interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum and 7.75% per annum, respectively, or an alternative base rate plus 3.25% per annum and 6.75% per annum, respectively. The new revolving credit facility matures on August 15, 2019 and bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 3.25% per annum or an alternative base rate plus 2.25% per annum.

The new senior secured credit facilities are guaranteed by IMC and by all subsidiaries of our Operating Partnership at the time of this offering and are secured by substantially all tangible and intangible assets of the

Operating Partnership and the subsidiary guarantors, subject to customary exceptions. These new facilities include customary financial and negative covenants, including restrictions on our ability (i) to incur additional indebtedness, (ii) to incur liens, (iii) to engage in certain fundamental changes (including changes in the nature of the business, mergers, liquidations and dissolutions), (iv) to sell assets, make acquisitions, investments, loans and advances, (v) to pay certain subordinated indebtedness, (vi) to modify the terms of organizational documents, (vii) to engage in certain transactions with affiliates, and (viii) to enter into negative pledge clauses and clauses restricting subsidiary distributions. In addition, our new senior secured credit facilities generally restrict our Operating Partnership’s ability to make distributions to us, and therefore our ability to make distributions to our equityholders. However, we are allowed to distribute an amount equal to 100% of our annual REIT taxable income. Furthermore we are allowed to make the following additional distributions: (a) distributions in an amount not to exceed $10 million in any twelve consecutive calendar month period so long as no event of default is continuing under the senior secured credit facilities and no revolving loans are outstanding under our revolving credit facility, (b) distributions in an amount calculated at the time of the distribution that includes $35 million plus, so long as no event of default is continuing, 50% of our consolidated net income (measured as one accounting period from and after July 1, 2014), less the amount of any distributions previously made as distributions of our REIT taxable income and/or in reliance on the immediately preceding clause (a), and (c) distributions with certain proceeds from public offerings of our capital stock or limited partnership interests of our Operating Partnership that have not been used for other purposes as set forth under the senior secured credit facilities. See “Description of Indebtedness.”

The agreement governing our new revolving credit facility requires that we maintain a total debt to consolidated EBITDA ratio initially of less than 7.00 to 1.00 (with step-downs of less than 5.00 to 1.00 during the term of the agreement) on the last day of each fiscal quarter beginning with the fiscal quarter ending March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter.

An affiliate of Bain Capital and Oaktree participated as lenders under the new senior secured credit facilities, and affiliates of certain of the underwriters participated as arrangers or lenders. See “Certain Relationships and Related Party Transactions” and “Underwriting.”

Benefits to Related Parties

In connection with this offering, IMC LP, which will own a majority of our stock following the completion of this offering, our Sponsors and certain of our directors and executive officers will receive material benefits described in “Certain Relationships and Related Party Transactions,” including the following:

•	In connection with the completion of this offering, we intend to enter into a stockholders’ agreement with IMC LP and its affiliates. This agreement will require us to nominate a number of individuals designated by IMC LP for election as our directors at any meeting of our stockholders (each an “IMC LP Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of IMC LP Directors serving as directors of our company will be equal to: . So long as IMC LP and its affiliates together continue to beneficially own at least % of our outstanding common stock IMC LP Directors may be removed only with the consent of IMC LP. In the case of a vacancy on our board created by the removal or resignation of an IMC LP Director, the stockholders’ agreement will require us to nominate an individual designated by IMC LP for election to fill the vacancy. The stockholders’ agreement will remain in effect until IMC LP is no longer entitled to nominate an IMC LP Director pursuant to the stockholders’ agreement, unless IMC LP requests that it terminate at an earlier date. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

•	In connection with the completion of this offering, we intend to enter into a registration rights agreement that will provide IMC LP an unlimited number of “demand” registrations and customary

“piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the holders of registration rights against certain liabilities which may arise under the Securities Act of 1933, as amended (the “Securities Act”). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

•	We intend to use a portion of the proceeds from this offering to distribute an aggregate of $ million to IMC LP (x) to pay aggregate fees of $ million to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $ million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Advisory Agreement.”

•	We intend to use a portion of the proceeds from this offering to make voluntary prepayments of loans under our new first lien term loan facility and to prepay and terminate our new second lien term loan facility. Sankaty Advisors, LLC (an affiliate of Bain Capital) and Oaktree participated as lenders under our new first lien term loan facility and our new second lien term loan facility and, upon our repayment of borrowings under such facilities with proceeds from this offering, will receive an aggregate of approximately $ million, which is their pro rata share of repayments as lenders under such facilities. See “Certain Relationships and Related Party Transactions—Loans Under our New Senior Secured Credit Facilities.”

•	We intend to enter into employment agreements with certain of our executive officers that would become effective as of the completion of this offering, which we expect will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The material terms of these agreements will be described under “Executive Compensation.”

•	We intend to enter into indemnification agreements with directors and executive officers at the completion of this offering, providing for procedures for indemnification by us to the maximum extent permitted by Maryland law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors. See “Certain Relationships and Related Party Transactions—Indemnification Agreements.”

•	Prior to the completion of this offering, we will adopt the International Market Centers, Inc. 2014 Incentive Plan (the “2014 Incentive Plan”), under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants. See “Executive Compensation.”

•	, and , will receive , and awards under the 2014 Incentive Plan, respectively, in connection with the completion of this offering.

Risks Factors

An investment in shares of our common stock involves a number of risks which are described in the “Risk Factors” section of this prospectus. If we are unable to effectively manage these risks, we may not meet our investment objectives and, therefore, you may lose some or all of your investment. Some of the more significant risks relating to our business, this offering and investment in our common stock include:

•	our inability to lease vacant space, renew leases or re-lease space as leases expire;

•	the bankruptcy, insolvency, or inability to pay rent of our tenants, who are in a competitive industry;

•	the loss of, or closure of showroom space by, one or more anchor tenants;

•	the entry into long-term non-cancelable leases that may not result in fair value over time;

•	our inability to achieve profitability;

•	the fixed costs associated with our Properties;

•	the concentration of our portfolio in the showroom real estate sector and in the home furniture, home décor and gift industries as well as the geographic concentration of our Properties;

•	the loss of members of our senior management or our leasing and marketing professionals;

•	our dependence on external sources of capital to fund our growth strategy and refinance our indebtedness;

•	our substantial amount of indebtedness following this offering, which will consist of $ million of outstanding borrowings under our first lien term loan facility;

•	IMC’s failure to meet the conditions for qualification as a REIT or thereafter maintain its status as a REIT;

•	the immediate and substantial dilution that investors in this offering will experience because the initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock following this offering;

•	our status as a “controlled entity,” which will qualify us for exemptions from certain corporate governance requirements, which we intend to rely on;

•	our status as an “emerging growth company” and the reduced reporting requirements applicable to us;

•	although we do not currently intend to pay distributions in excess of earnings and cash flow from operations, cash available for distribution to stockholders may be insufficient to pay dividends at expected levels, and we may be unable to make distributions in the future without incurring indebtedness; and

•	the absence of a current public market for our common stock, the failure to develop an active trading market for our shares and the likelihood of a substantial and quick decline of the market price of our shares.

Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

As a result of our status as an emerging growth company, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

REIT Qualification

We intend to qualify to be taxed and to operate in a manner that will allow us to be classified as a REIT for federal income tax purposes in our taxable year ending December 31, 2014. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute our taxable income to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any TRS that we own will be subject to taxation at regular corporate rates. See “Material United States Federal Income Tax Considerations.”

Distribution Policy

The Internal Revenue Code of 1986, as amended (the “Code”), generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it distributes annually less than 100% of its REIT taxable income including capital gains. To satisfy the requirements for qualification as a REIT and avoid current entity level U.S. federal income taxes, we intend to make regular quarterly distributions of 100% of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Future distributions made by us, however, will be at the sole discretion of our board of directors.

We may not have sufficient liquidity to meet these distribution standards or may not be able to distribute 100% of our REIT taxable income for a variety of reasons, including because provisions of our proposed financing arrangements may limit our ability to make distributions in some circumstances. See “—Refinancing Transactions.” If we do not distribute 100% of our REIT taxable income, we will be subject to corporate income tax, including applicable alternative minimum tax, on our undistributed net taxable income. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors will review the alternative funding sources available to us from time to time.

Restrictions on Ownership of our Common Stock

Subject to certain exceptions, our amended and restated charter (our “charter”) provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock, which we refer to as the “ownership limit,” and imposes certain other restrictions on ownership and transfer of our stock. We expect that, upon completion of this offering, our board of directors will grant an exemption from the ownership limit to IMC LP and its affiliates.

Our charter also prohibits any person from, among other things:

•	owning shares of our stock that, if effective, would cause us to constructively own 10% or more of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT;

•	owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

These restrictions are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Corporate Information

We are dual headquartered in Las Vegas, Nevada and High Point, North Carolina. Our principal executive offices in Las Vegas, Nevada are located at 495 South Grand Central Parkway, Suite 2203, Las Vegas, Nevada 89106 and our main telephone number at that location is (702) 599-9621. Our principal executive offices in High Point, North Carolina are located at 209 S. Main Street, High Point, North Carolina 27260 and our main telephone number at that location is (336) 888-3700. Our website address is www.imcenters.com. None of the information on our website or any other website identified herein is part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters fully exercise their option to purchase additional shares), assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will contribute the proceeds we receive from this offering to our Operating Partnership in exchange for partnership units. We expect our Operating Partnership to use the net proceeds from this offering: (i)(a) to voluntarily prepay approximately $ million in aggregate principal amount of loans under the new first lien term loan facility, (b) to prepay in full and terminate $ in aggregate principal amount of loans under the new second lien term loan facility, (c) to pay $ million in aggregate principal amount of borrowing under our new revolving credit facility, and (d) to pay $ million of prepayment fees in connection with the prepayment in full and termination of the second lien term loan facility; (ii) to distribute an aggregate of $ million to IMC LP (x) to pay aggregate fees of $ million to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $ million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement; and (iii) to use the remainder for general corporate purposes, including working capital. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Advisory Agreement.”

An affiliate of Bain Capital and Oaktree participated as lenders under the new first lien term loan facility and the new second lien term loan facility, and affiliates of certain of the underwriters participated as arrangers or lenders. See “Certain Relationships and Related Party Transactions” and “Underwriting.”

Risk factors	See “Risk Factors” beginning on page 30 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Listing and proposed New York Stock Exchange (“NYSE”) ticker symbol	We intend to apply to list our common stock on the NYSE under the symbol “IMC.”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon (i) assumes no exercise by the underwriters of their option to purchase an additional                 shares from us and (ii) does not include an aggregate                 shares of our common stock reserved for issuance under the 2014 Incentive Plan.

Summary Combined Financial and Other Operating Data

The summary combined financial and other operating data set forth below as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from the audited combined financial statements of the Predecessor Group (IMC REIT Portfolio) included elsewhere in this prospectus. The summary financial and operating data set forth below as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 have been derived from the unaudited financial statements of the Predecessor Group included elsewhere in this prospectus. We have not presented historical information for IMC because it has not had any corporate activity since its formation on June 27, 2014, other than the issuance of 100 shares of its common stock as part of its initial capitalization, and because we believe that a discussion of the results of IMC would not be meaningful.

The unaudited pro forma combined financial and operating information as of and for the six months ended June 30, 2014, and for the year ended December 31, 2013, have been adjusted to give effect to the formation of IMC, the Restructuring Transactions, the Refinancing Transactions completed on August 15, 2014, and the completion of this offering and the use of proceeds therefrom.

The unaudited pro forma combined financial data of IMC included in this prospectus is presented for informational purposes only. The unaudited pro forma adjustments are based on information and assumptions that we consider reasonable and factually supportable. This information includes various estimates and assumptions and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the formation of IMC, the Restructuring Transactions, the Refinancing Transactions and this offering occurred on the date or at the beginning of the period indicated or which may be obtained in the future. The unaudited pro forma combined balance sheet and statements of operations and accompanying notes should be read in conjunction with the historical combined financial statements of the Predecessor Group and the notes thereto.

Since the information presented below is only a summary and does not provide all of the information contained in our historical combined financial statements of the Predecessor Group or our pro forma financial statements, including the related notes, you should read it together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements,” including the related notes, and the combined financial statements of the Predecessor Group, including the related notes, which are included elsewhere in this prospectus.

(in thousands, except share and per share data)	Six Months Ended June 30,			Year Ended December 31,
	2014 Pro Forma(1)	2014	2013	2013 Pro Forma(1)	2013	2012
Statement of Operations Data:
Revenues
Base rents	$	$61,108	$56,034	$	$114,944	$94,822
Recoveries from tenants		4,987	6,368		11,841	18,200
Tradeshow license fees		7,757	6,567		13,441	15,061
Sponsorships, publications and other income		5,673	4,452		10,350	10,486

Total revenues		79,525	73,421		150,576	138,569

Expenses
Real estate taxes and insurance		5,238	5,382		10,806	11,673
Utilities		5,479	5,064		11,504	9,883
Building operations		6,833	5,995		11,900	13,821
Market operations		12,400	11,758		24,684	20,687
General and administrative		12,844	13,399		26,893	36,426
Depreciation and amortization		26,331	32,291		61,706	76,691

Total expenses		69,125	73,889		147,493	169,181

(in thousands, except share and per share data)	Six Months Ended June 30,			Year Ended December 31,
	2014 Pro Forma(1)	2014	2013	2013 Pro Forma(1)	2013	2012
Other (expenses) income
Interest expense		(16,495)	(16,510)		(33,131)	(32,428)
Interest and other investment income		358	361		757	728

Total other expenses		(16,137)	(16,149)		(32,374)	(31,700)

Loss before income taxes		(5,737)	(16,617)		(29,291)	(62,312)
Provision for income taxes		950	1,837		3,550	1,076

Net loss		(6,687)	(18,454)		(32,841)	(63,388)

Preferred share dividends		38	38		75	70

Net loss to common stockholders/members	$	$(6,725)	$(18,492)	$	$(32,916)	$(63,458)

Pro forma net loss per common share(1):
Basic and diluted

Pro forma weighted average common shares outstanding(1):
Basic and diluted

Other Data:
FFO(2)	$	$19,225	$13,562	$	$28,314	$13,192
AFFO(2)		15,620	11,432		21,807	27,138
EBITDA(3)		36,731	31,823		64,789	46,079
Adjusted EBITDA(3)		39,501	36,962		74,998	68,962

Cash Flows Provided By (Used in):
Operating activities		$22,961	$15,970		$39,205	$36,940
Investing activities		(6,653)	(13,283)		(28,561)	(23,132)
Financing activities		(15,774)	(5,968)		(14,949)	(5,504)

(in thousands)	As of June 30, 2014
	Pro Forma as Adjusted(4)	Actual
Balance Sheet Data:
Net investment in rental properties	$	$673,633
Cash		23,469
Total assets		816,024
Mortgage notes payable, net		511,456
Total liabilities		572,011
Total stockholder’s equity/members’ capital		244,013

(1)	The unaudited pro forma combined financial information for the six months ended June 30, 2014 and the year ended December 31, 2013, gives effect to the formation of IMC, the Restructuring Transactions, the Refinancing Transactions and the completion of this offering and the use of proceeds therefrom assuming that such transactions occurred on January 1, 2013. See “Unaudited Pro Forma Combined Financial Information.”
(2)	Consistent with real estate industry and investment community practices, we use Funds From Operations (“FFO”) as a supplemental measure of our operating performance, and in conformity with the National Association of Real Estate Investment Trusts (“NAREIT”), we define FFO as net income (loss) (computed in accordance with GAAP) excluding gains or losses from sales of depreciable operating properties, cumulative effects of accounting changes and extraordinary items, plus real estate related depreciation and amortization and impairment write-downs of depreciable real estate and after adjustments for unconsolidated partnership and joint ventures to reflect funds from operations on the same basis.

We consider FFO a useful supplemental measure and a complement to GAAP measures because it facilitates an understanding of the operating performance of our properties. FFO does not include real estate depreciation and amortization required by GAAP because these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO provides investors with a clearer view of our operating performance.

FFO does not represent cash flow from operating activities as defined by GAAP, should not be considered as an alternative to GAAP net loss attributable to common stockholders and is not necessarily indicative of cash available to fund cash requirements. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose Adjusted FFO (“AFFO”), which is FFO after specific and defined supplemental adjustments (a) to exclude: (i) straight-line rent and above/below market lease adjustments; (ii) incentive unit compensation expense; (iii) non-core expenditures; and (iv) Sponsor fees and expenses that were included in net loss to common members; and (b) to include the cost of non-strategic capital expenditures incurred to maintain the quality of properties and additions to deferred leasing costs.

We believe AFFO provides a more meaningful supplemental measure of our operating performance because we believe that by adjusting for the items noted above, analysts and investors are presented with an indicator of our operating performance that more closely achieves the objectives of the real estate industry in presenting FFO.

As with FFO, our reported AFFO may not be comparable to other REITs’ AFFO, should not be used as a measure of our liquidity and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth reconciliations of our net loss to FFO and our FFO to AFFO for the periods presented:

(in thousands)	Six Months Ended June 30,		Year Ended December 31
	2014	2013	2013	2012
Net loss	$(6,687)	$(18,454)	$(32,841)	$(63,388)
Depreciation and amortization of rental properties	25,912	32,016	61,155	76,580

FFO	19,225	13,562	28,314	13,192

Adjustments to FFO:
Straight-line rent and above/below market lease adjustments	(395)	1,469	2,274	12,609
Incentive unit compensation expense	451	800	1,300	2,900
Reorganization/integration costs	578	683	1,684	3,167
Legal settlements	—	82	739	—
Sponsor fees and expenses	2,136	2,105	4,212	4,207
Additions to deferred leasing costs	(1,921)	(1,759)	(4,008)	(1,841)
Non-strategic capital expenditures	(4,454)	(5,510)	(12,708)	(7,096)

AFFO	$15,620	$11,432	$21,807	$27,138

(3)	EBITDA is defined as net loss (computed in accordance with GAAP), plus interest expense net of interest income, income tax provision, depreciation and amortization. We calculate Adjusted EBITDA by adjusting EBITDA for specific and defined supplemental adjustments to exclude (i) straight-line rent and above/below market lease adjustments; (ii) incentive unit compensation expense; (iii) non-core expenditures; and (iv) Sponsor fees and expenses that were included in net loss.

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we believe certain investors use them as measures of a company’s historical operating performance and its ability to service and incur debt. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA and Adjusted EBITDA margin is appropriate to provide additional information to investors because Adjusted EBITDA and Adjusted EBITDA margin exclude certain nonrecurring and non-cash items which we believe are not indicative of our core operating performance and which are not excluded in the calculation of EBITDA. Adjusted EBITDA is also similar to the measures used under the debt covenants included in our existing debt agreements.

EBITDA and Adjusted EBITDA should not be considered as alternatives to GAAP net loss. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	neither reflects our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	neither reflects changes in, or cash requirements for, our working capital needs;

•	neither reflects the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	neither reflects any cash income taxes that we may be required to pay;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	neither is adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; neither reflects the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	neither may be calculated in the same manner as research analysts calculate EBITDA or Adjusted EBITDA or in the same manner as required by our new revolving credit facility;

•	neither reflects limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following tables set forth reconciliations of our EBITDA to net loss and our Adjusted EBITDA to EBITDA for the periods presented:

(in thousands)	Six Months Ended June 30,		Year Ended December 31
	2014	2013	2013	2012
Net loss	$(6,687)	$(18,454)	$(32,841)	$(63,388)
Interest and other investment income	(358)	(361)	(757)	(728)
Interest expense	16,495	16,510	33,131	32,428
Depreciation and amortization	26,331	32,291	61,706	76,691
Provision for income taxes	950	1,837	3,550	1,076

EBITDA	36,731	31,823	64,789	46,079

Adjustments to EBITDA:
Straight-line rent and above/below market lease adjustments	(395)	1,469	2,274	12,609
Incentive unit compensation expense	451	800	1,300	2,900
Reorganization/integration costs	578	683	1,684	3,167
Legal settlements	—	82	739	—
Sponsor fees and expenses	2,136	2,105	4,212	4,207

Adjusted EBITDA	$39,501	$36,962	$74,998	$68,962

Adjusted EBITDA Margin	49.9%	49.4%	49.1%	45.6%

We define Adjusted EBITDA margin as Adjusted EBITDA divided by total cash revenues. Total cash revenues are total revenues (as reported in accordance with GAAP), excluding the effects of straight-line rent and above/below market lease adjustments. Total cash revenues for the periods presented are:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
Total revenues	$79,525	$73,421	$150,576	$138,569
Straight-line rent and above/below market lease adjustments	(395)	1,469	2,274	12,609

Total cash revenues	$79,130	$74,890	$152,850	$151,178

(4)	The unaudited pro forma combined balance sheet information as of June 30, 2014 gives effect to the formation of IMC, the Restructuring Transactions, the Refinancing Transactions and the completion of this offering and the use of proceeds therefrom, assuming in each case that such event occurred on June 30, 2014. See “Unaudited Pro Forma Combined Financial Information.”

RISK FACTORS

An investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our common stock. If any of the following risks actually occur, our business, results of operations, financial condition and cash flows may be adversely affected. This could cause the value of our common stock to decline and you could lose part or all of your investment. The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this prospectus, we deem immaterial may also harm our business. Some statements included in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our financial performance depends on the collection of rent from the tenants at our Properties; if we are unable to lease vacant space, renew leases or re-lease space as leases expire, our financial performance will be adversely affected.

Approximately 84% of our revenues in 2013 were generated from rent payments under multi-year leases. Therefore our results of operations depend on our ability to continue to strategically lease space in our Properties, including renewing current leases, re-leasing space in buildings where leases are expiring, optimizing our tenant mix by leasing to certain tenants or leasing showroom space on more economically favorable terms. As of December 31, 2013, approximately 2.0 million square feet, or 27%, of our leases expire within the next 12 months, approximately 1.9 million square feet, or 25%, expire between 12 and 24 months, and approximately 1.4 million square feet, or 19%, expire between 24 and 36 months.

We cannot assure you that we will be able to lease space in our Properties, renew current leases or re-lease space in buildings where leases are expiring, at rental rates equal to or above the current average rental rates or that we will not offer substantial rent abatements, tenant improvements, including renovations, or other lease incentives in order to retain existing tenants or attract new tenants. The loss of rental revenues from a number of tenants and difficulty replacing such tenants, particularly in the case of an anchor tenant, may adversely affect our profitability and our ability to meet debt and other financial obligations. If we are unable to successfully lease, renew current leases or re-lease space on the same or more favorable terms when such leases expire, our business, financial condition and results of operations could be materially adversely affected.

Our tenants include large numbers of smaller manufacturers, and the bankruptcy, insolvency or inability to pay rent of these tenants may adversely affect the income produced by our Properties and could have an adverse effect on our financial condition and results of operations.

Our tenant base consists largely of small manufacturers and wholesalers of home furniture, home décor and gift products. Many of these tenants are privately owned. At any time, our tenants may experience a downturn in their business that may weaken significantly their financial condition. As a result, our tenants, including our anchor and other major tenants, may fail to comply with their contractual obligations to us, seek concessions in order to continue operations or declare bankruptcy, any of which could result in the termination of such tenants’ leases and the loss of rental income attributable to the terminated leases. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. If a tenant were to experience a downturn in its business or a weakening of its financial condition resulting in failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

Our Properties depend on anchor tenants to attract other tenants and buyers and our business could be adversely affected by the loss of, or closure of showroom space by, one or more of these tenants.

Our Properties typically are anchored by large, nationally recognized tenants. We have created neighborhoods within our Properties by surrounding such anchor tenants with other tenants that offer related and complementary products. This strategy enhances attractiveness of our showroom space for smaller tenants, which seek to be located nearby an anchor tenant to increase sales. Cessation of operations by our anchor tenants in our Properties due to inability to pay rent, bankruptcy, relocation or other causes could decrease buyer foot traffic and the desire of other tenants to continue their leases in our Properties.

In addition, mergers or consolidations among large anchor tenants could result in the closure of certain showroom spaces. Loss of, or a closure of showroom space by, an anchor tenant could significantly reduce our occupancy level, and we may not have the right to re-lease vacated space or we may be unable to re-lease vacated space at attractive rents or at all. The occurrence of any of these situations could seriously harm our performance and revenues and could adversely affect the value of the applicable building.

If we enter into long-term leases with our tenants, those leases may not result in fair value over time.

Leases currently in effect have a weighted average term (based on revenue) of approximately 5.2 years with weighted average annual rent escalators of 5.5% on the remaining term. Long-term leases do not allow for significant changes in rental payments beyond the embedded escalators and do not expire in the near term. If we do not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, significant increases in future property operating costs could result in receiving less than fair value from these leases. Such circumstances would adversely affect our revenues and funds available for distribution.

We have experienced losses and we cannot assure you that we will achieve profitability.

For fiscal years 2013 and 2012, our Predecessor Group on a consolidated and combined basis had net losses of $32.9 million and $63.5 million, respectively. For the six months ended June 30, 2014 our Predecessor Group had a net loss of $6.7 million. On a pro forma condensed consolidated basis giving effect to the Refinancing Transactions and this offering and the use of proceeds thereof, our Predecessor Group had net losses of $         million and $         million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively. Our ability to achieve profitability is dependent upon a number of risks and uncertainties, many of which are beyond our control. We cannot assure you that we will be successful in executing our business strategy and become profitable and our failure to do so could have a material adverse effect on the price of our common stock and our ability to satisfy our obligations, including making payments on our indebtedness. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our business strategies may not be effective or may change over time.

We may not be able to effectively improve our financial position and maximize the attractiveness of our Markets to our tenants and buyers in accordance with our business strategy. Even if we can appropriately gauge the needs and desires of our tenants or industry trends, we may not be able to execute our business strategies on a timely basis, if at all. In addition, we may not be able to enhance the tenant and buyer experience in our Markets for several reasons outside of our control, including a lack of adequate funding, unforeseen changes to buyer shopping patterns or internal or branding changes among our tenants. New and enhanced technologies could make it less critical for buyers to attend Markets to touch and to feel a product. Finally, we may not have sufficient capital or funding sources to fully pursue our business strategies, including potential expansion organically or through acquisitions. As a result, our strategies may not effectively grow our business or revenues as intended. We also may change our strategies over time and there can be no assurance that any new strategies will be effective.

Many real estate costs are fixed, even if revenue from our Properties decreases.

Many real estate costs, such as real estate taxes, insurance premiums and maintenance costs, are not reduced even when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause a reduction in property revenues. As of December 31, 2013, 16% of permanent showroom space in our Properties remained vacant and we were still obligated to pay real estate taxes, insurance premiums and maintenance costs. In addition, newly acquired properties may not produce significant revenues immediately, and any such properties operating cash flow may be insufficient to pay the operating expenses and debt service associated with these new properties. If we are unable to offset real estate costs with sufficient revenues from our Properties or any future properties, our financial performance and liquidity could be materially and adversely affected.

It may be difficult to sell real estate quickly, and transfer restrictions apply to some of our Properties.

Equity real estate investments are relatively illiquid, and this characteristic may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. Additionally, our Properties are uniquely designed and identifying an interested buyer could prove challenging. In addition, significant expenditures required to be made, such as debt service payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our income and cash available to us would be adversely affected. Our risk of illiquidity may be more significant as our Properties may not be immediately suitable for other types of uses and major capital expenditures could be necessary in order to sell or release such properties for other uses. If it becomes necessary or desirable for us to dispose of one or more of our Properties that is mortgaged as security for our indebtedness, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect the level of cash available to us and adversely affect our business, financial condition and results of operations.

Concentration of our portfolio of properties in the showroom real estate sector and in the home furniture, home décor and gift industries as well as the geographic concentration of our Properties could have an adverse effect on our business.

Our Properties are concentrated in the showroom real estate sector and our tenants are concentrated in the home furniture, home décor and gift industries. These concentrations may expose us to the risk of economic downturns in such sector or such industries to a greater extent than if our business activities included a more significant portion of other sectors and industries.

In general, real property investments are subject to varying degrees of risk that may affect the ability of our Properties to generate sufficient revenues. A number of factors may decrease the income generated by our Properties, including:

•	the national economy, which may be negatively impacted by plant closings, industry slowdowns, increased unemployment, lack of availability of consumer credit, increased levels of consumer debt, poor housing market conditions, natural disasters and other factors;

•	changes in operating expenses;

•	changes in interest rates and availability, cost and terms of financings;

•	the convenience and quality of competing showroom properties; and

•	changes in laws and regulations applicable to real property, including tax and zoning laws.

In particular, because our Properties are currently designed for use as showroom properties, if we determine that it was desirable, or if circumstances required us, to sell one or more of our Properties, the properties may be less attractive for other uses as significant capital expenditures could be required to sell or use such Properties for other purposes.

In addition, our Properties are concentrated in High Point, North Carolina and Las Vegas, Nevada and our operating results are likely to be impacted by economic changes affecting such areas. Your investment will be subject to greater risk because we lack a geographically diversified portfolio of Properties. These concentration risks could adversely affect our results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

The loss of members of our senior management or our leasing and marketing professionals could adversely affect our business, financial condition and results of operations.

Our success will continue to depend to a significant extent on the members of our senior management and our leasing and marketing professionals. Since 2011, we have assembled an experienced senior management team led by our chief executive officer, a 39 year veteran of the home furniture and home décor and exhibitions industries who maintains strong, long-term relationships with a broad range of our tenants and key industry players. Our remaining senior management team members have significant experience in their respective disciplines. In addition, we have a 28 person leasing team with deep industry relationships and an average of approximately 18 years of experience across the home furniture, home décor and gift exhibitions industries. See “Management” for further information regarding our executive officers and other key members of management.

We also employ a team of 40 professionals who execute comprehensive programs to increase buyer attendance to our Markets. These professionals have established strong relationships with both tenants and buyers. The loss of members of our senior management or our leasing and marketing professionals could hinder our ability to continue to benefit from business from our existing tenants or attract new tenants and could divert current and future buyers to other Markets. We cannot provide any assurance that we will be able to retain our current senior management team or our leasing and marketing professionals. The loss of any of these individuals could adversely affect our business, financial condition and results of operations.

To fund our growth strategy and refinance our indebtedness, we depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our net taxable income annually, determined without regard to the dividends paid deduction and excluding any net capital gains. We will also be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources for debt or equity financing to fund our growth strategy. In addition, we may need external sources of capital to refinance our indebtedness at maturity. We may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our then current debt levels;

•	our historical and expected future earnings, cash flow and cash distributions; and

•	the market price per share of our common stock.

In addition, our ability to access additional capital may be limited by the terms of our new senior secured credit facilities which restrict, or our future indebtedness which may restrict, our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt at maturity, which could have a material adverse effect on our business.

Our acquisition activities may pose risks that could harm our business.

As a result of any acquisitions, we may be required to incur debt and expenditures and issue additional common stock to pay for the acquired properties. These acquisitions may dilute our stockholders’ ownership interest, delay or prevent our profitability and may also expose us to risks such as:

•	the possibility that we may not be able to successfully integrate acquired properties into our existing portfolio or achieve the level of quality with respect to such properties to which tenants of our existing properties are accustomed;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired properties, diverting their attention from our other objectives;

•	the possibility that we may overpay for a property;

•	the possible loss or reduction in value of acquired properties; and

•	the possibility of pre-existing undisclosed liabilities regarding acquired properties, including environmental or asbestos liability, for which our insurance may be insufficient or for which we may be unable to secure insurance coverage.

If our revenue does not keep pace with our acquisition and expansion costs, we may incur net losses. There is no assurance that we will successfully overcome these risks or other problems encountered with acquisitions.

Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.

Markets attract large numbers of visitors. Terrorist activities or violent acts perpetrated during our Markets in High Point, Las Vegas or in other cities in the United States could result in a significant decrease in the number of people willing to attend Markets generally and our Markets in particular. Travel activity could significantly decrease resulting in a decrease in buyer attendance during our Markets. Decrease in buyer participation may hurt our tenants’ profits, potentially harming their ability to make rental payments and continue their operations.

In addition, terrorist attacks in the United States or other acts of violence could directly affect the value of our Properties through damage, destruction or loss. The enactment of the Terrorism Risk Insurance Act of 2002 (the “TRIA”), and the subsequent enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2007, which extended TRIA through the end of 2014, requires insurers to make terrorism insurance available under their property and casualty insurance policies in order to receive federal compensation under TRIA for insured losses. However, this legislation does not regulate the pricing of such insurance. If we are unable to obtain affordable insurance coverage, the value of our Properties could decline and in the event of an uninsured loss, we could lose all or a portion of our investment. Congress is currently considering a further five to seven year extension of TRIA.

Terrorist activities or violence may also result in declining economic activity, which could harm the demand for goods offered by our tenants and the value of our Properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in demand could make it difficult for us to renew or re-lease our Properties at lease rates equal to or above historical rates. Terrorist and violent acts may erode business and consumer confidence and spending and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our new or redeveloped properties, and limit our access to capital or increase our cost of raising capital.

We may incur costs to comply with environmental laws.

We are subject to federal, state and local laws, statutes, regulations, and ordinances relating to pollution, the protection of the environment and human health and safety. These environmental laws generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns. Under certain environmental laws, we may be subject to permitting or licensing requirements. Environmental laws, and the interpretation or enforcement thereof, are subject to change and may become more stringent in the future, which may result in substantial future capital expenditure requirements or compliance costs.

Under certain environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. In addition, persons who arrange for the disposal or treatment of hazardous or toxic substances may be held liable for the costs of cleaning up contamination at the disposal site. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell or lease real estate or to borrow using the real estate as collateral. The Properties and any future property that we acquire may have been used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent or near properties that have been or are used for similar commercial or industrial purposes. As a result, such property may have been or may be impacted by contamination arising from releases of such hazardous or toxic substances or petroleum products which could result in significant costs to us.

In addition, environmental laws also regulate the operation and removal of underground storage tanks. The Properties and any properties we acquire in the future may contain or have contained tanks for the storage of petroleum products or other hazardous or toxic substances. In connection with the ownership, operation and management of certain properties, we could be held liable for the costs of remedial action, or related claims, with respect to tanks, which may be substantial.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials and may impose fines and penalties on building owners or operators for failure to comply with these requirements or expose such owners and operators to third party liability for personal injury associated with exposure to asbestos fibers. Such laws require that building owners or operators properly manage and maintain asbestos, adequately notify or train those that come into contact with asbestos and undertake special precautions, including removal or other abatement, if asbestos would be disturbed. We are aware of the presence of asbestos-containing material in several of our buildings in High Point and if any of those buildings were to undergo a renovation that affects these materials, or if any of those buildings is demolished, we would be obligated to handle and dispose of the contaminated material in accordance with the relevant regulations. The cost of removing and disposing of this material may be substantial and we could be liable for related damages, fines and penalties.

Finally, our Properties have been subjected to varying degrees of environmental assessment at various times, including Phase I Environmental Site Assessments. Phase I Environmental Site Assessments are preliminary environmental assessments conducted by independent consultants to identify conditions that could pose potential environmental liabilities. These assessments identified such conditions at some of our properties, primarily relating to petroleum compounds identified in soil and/or groundwater. Unless required by applicable law or our lenders, we may decide not to further investigate, remedy or ameliorate the conditions disclosed in the environmental assessments. However, it is possible that we may choose to or be required by law to do so in which case the costs to address the conditions could be substantial. Further, no assurance can be given that any environmental assessments performed have identified all material environmental conditions that may exist with respect to any of the Properties or accurately assess whether we will incur material environmental liabilities in the future. A prior owner or operator of, or historic operations at, the Properties or any properties we acquire in the future may have created a material environmental condition that we could be liable for even though such condition is not currently known to us or the independent environmental consultants preparing the site assessments. Further, the identification of new areas of contamination, a change in the extent or known scope of contamination, future environmental laws, ordinances, or regulations or changes in cleanup requirements could result in significant costs to us. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell or finance any affected properties.

Our Properties, and any properties we may acquire in the future, may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at the Properties, and any properties we may acquire in the future, could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

The costs of defending against claims of environmental liability or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. We could be subject to liability in the form of fines, penalties or damages for noncompliance with environmental laws. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with released hazardous substances. The costs of defending against claims of environmental liability or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Any losses to our Properties that are not covered by insurance, or that exceed our policy coverage limits, could adversely affect our business, financial condition and results of operations.

Our Properties are subject to casualty risks, including from causes related to riots, war, terrorism or acts of God. Our Las Vegas Property is located in Nevada with a higher risk of earthquakes and our High Point Property could be affected by hurricanes and other severe weather and floods.

While we will carry commercial liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy, the amount of insurance coverage may not be sufficient to fully cover the losses we suffer. If we experience a loss that is uninsured or that exceeds our policy coverage limits, we could lose the capital invested in the damaged Properties as well as the anticipated future cash flows from those Properties. In addition, even if damage to our Properties is covered by insurance, a disruption of our business caused by a casualty event may result in the loss of business or customers. The business interruption insurance we carry may not fully compensate us for the loss of business or customers due to an interruption caused by a casualty event. In addition, it is difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer’s ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could adversely affect our business, financial condition and results of operations.

We offer a health care self-insurance program that may not be adequate to cover claims thereunder.

Our employees have the option to elect a health care insurance program that is provided by us and that covers the employee and the employee’s dependents. Under our self-funded insurance program we are required to pay up to $125,000 per occurrence and up to $1,000,000 per policy to our employees and their dependents. While based on historical loss trends we believe that our accruals will be adequate to cover future claims, we cannot guarantee that this will remain true. Historical trends may not be indicative of future claims and if a significant number of our employees were to make claims under our self-insurance program, our accruals may prove inadequate.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make expenditures that adversely affect our cash flows.

Our Properties are required to comply with the Americans with Disabilities Act (“ADA”). The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the United States government or an award of damages to private litigants, or both. Although we believe our Properties substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our Properties to determine our compliance. While the tenants to whom our Properties are leased are obligated by law to comply with the ADA provisions, and typically under tenant leases are obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected. As a result, we could be required to expend funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition. In addition, we are required to operate our Properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Properties. We may be required to make substantial capital expenditures to comply with, and we may be restricted in our ability to renovate our Properties subject to, those requirements. The resulting expenditures and restrictions could have a material adverse effect on our ability to meet our financial obligations.

We do not conduct any direct operations and, as such, we rely and will continue to rely on funds received from our Operating Partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries.

We conduct substantially all of our operations through our Operating Partnership. We do not have, apart from an interest in our Operating Partnership, any independent operations. As a result, we rely and will continue to rely on distributions from our Operating Partnership to pay any dividends we might declare on shares of our common stock. We also rely on distributions from our Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our Operating Partnership. In addition your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

We may be subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may be subject to litigation or threatened litigation, including existing claims relating to the entities that own our Properties and operate the businesses described in this prospectus and otherwise in the ordinary course of business. In particular, we are subject to the risk of complaints by our tenants involving premises liability claims, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights or uses of our Properties. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Additionally, whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant, or involve our agreement with terms that restrict the operation of our business. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and could expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors, which could adversely impact our results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock.

Our property taxes could increase due to property tax rate changes or reassessment, which may adversely impact our cash flows.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain other taxes on our properties. The real property taxes on our Properties may increase as property tax rates change or as our Properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our cash flow may be adversely impacted, and our ability to pay any expected dividends to our stockholders could be adversely affected.

Our Markets face competition and such competition could adversely and materially affect our financial condition and results of operations.

Our Markets face competition from other Markets that serve manufacturers and suppliers and buyers of home furniture, home décor and gift products. We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home and Gift Market at the Dallas Market and NY NOW Market are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely home furniture Markets and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provide outdoor and casual furnishings. Within this context, our Markets compete with other Markets, including smaller, regional Markets depending on the product category. If our existing potential home furniture, home décor or gift tenants and their customers perceive any such other Market to be superior to our Markets, based on location, rental rates, Market experience or other factors, and decide to conduct business in such other Markets, our financial condition and results of operations could be adversely and materially affected.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review each of our Properties for indicators that its carrying amount may not be recoverable. Examples of such indicators may include a significant decrease in market price, a significant adverse change in the extent or manner the property is being used or in its physical condition, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development, or a history of operating or cash flow losses. When such impairment indicators exist, we review an estimate of the future undiscounted net cash flows (excluding interest charges) expected to result from the real estate investment’s use and eventual disposition and compare to the carrying value of the property. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our future undiscounted net cash flow evaluation indicates that we are unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to re-evaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our business, financial condition and results of operations.

Risks Related to Our Liquidity

We will have a substantial amount of indebtedness outstanding following this offering, which may affect our ability to pay distributions, may expose us to interest rate fluctuation risk and may expose us to the risk of default under our debt obligations.

On a pro forma as adjusted basis, giving effect to the Refinancing Transactions, and the consummation of this offering and the use of proceeds therefrom, we will have $                 million of outstanding indebtedness under our new senior secured credit facilities. Payments of principal and interest on borrowings under our new senior secured credit facilities, or any other instruments governing debt we may incur in the future, may leave us with insufficient cash resources to operate our Properties or to pay the distributions currently contemplated or necessary to qualify or maintain qualification as a REIT. Our substantial outstanding indebtedness or future indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon emerging acquisition opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate payment of outstanding loans;

•	we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under our hedge agreements and these agreements may not effectively hedge interest rate fluctuation risk; and

•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans.

If any one of these events were to occur, our financial condition, results of operations, cash flows, market price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected. In addition, the foreclosure on our Properties could create taxable income without accompanying cash proceeds, which could adversely affect our ability to meet the distribution requirements necessary to qualify as a REIT.

The agreements governing our senior secured credit facilities place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

The agreements governing our senior secured credit facilities contain covenants that place restrictions on us and our subsidiaries. These covenants restrict, among other things, our and our subsidiaries’ ability to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business, mergers, liquidations and dissolutions;

•	sell assets;

•	pay dividends, and make stock repurchases and redemptions (with exceptions for customary REIT distributions and certain other additional payments available only under the circumstances described in the agreements governing our senior secured credit facilities);

•	make acquisitions, investments, loans and advances;

•	pay certain subordinated indebtedness;

•	modify the terms of organizational documents;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. In addition, the agreement governing our new revolving credit facility requires that we maintain a total debt to consolidated EBITDA ratio initially of less than 7.00 to 1.00 (with step-downs of less than 5.00 to 1.00 during the term of the agreement) on the last day of each fiscal quarter beginning with the fiscal quarter ending March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter. Our ability to comply with this ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt, including foreclosing on or requiring the sale of our properties, and our assets may not be sufficient to repay such debt in full.

A rise in interest rates may increase our overall interest rate expense.

On August 15, 2014, our Operating Partnership entered into new senior secured facilities, which are subject to variable interest rates. A rise in interest rates may increase our overall interest rate expense and have an adverse impact on distributions to our stockholders. The risk presented by holding variable-rate indebtedness can be managed or mitigated by utilizing interest rate protection products. However, there is no assurance that we will utilize any of these products or that such products will be available to us. In addition, in the event of a rise in interest rates, we may be unable to replace maturing debt with new debt at equal or better interest rates.

Our debt service requirements expose us to the possibility of foreclosure, which could result in the loss of our investment in our Properties.

Upon completion of this offering, we anticipate that our pro forma indebtedness outstanding, giving effect to the Refinancing Transactions and this offering and the use of proceeds therefrom, will be approximately $         million, excluding the impact of unamortized premiums. The new senior secured credit facilities are collateralized by our Properties. If we are unable to meet the required debt service payments, the lenders of the senior secured credit facilities could foreclose on our Properties and we could lose our investment. Alternatively, if we decide to sell assets in the current market to raise funds to repay matured debt, it is possible that these Properties will be disposed of at a loss.

Risks Related to Our Organizational Structure

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, IMC LP will continue to control a majority of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group (as defined by section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including partnerships and limited partnerships) or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is comprised of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is comprised entirely of independent directors; and

•	we have a nominating and corporate governance committee that is comprised entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, a majority of the directors on our board will not be independent. In addition, the compensation committee and the nominating and corporate governance committee of our board of directors will not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Pursuant to the JOBS Act for so long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We will be required to provide management’s attestation on internal controls effective December 31, 2015. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We will be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Each of our Sponsors beneficially owns a substantial amount of our common stock and will continue to have substantial control over us after this offering and their interests may conflict with or differ from your interests as a stockholder.

Funds affiliated with Bain Capital and an entity affiliated with Oaktree beneficially own approximately 47.3% and 47.4% of our common stock, respectively, before this offering and when this offering is completed, will beneficially own approximately         % and         %, respectively, of our common stock (or         % and         %, respectively, if the underwriters’ option to purchase additional shares is exercised in full). The ownership of the Sponsors may provide them control over matters requiring stockholder approval, including the election of directors or a merger, consolidation or a sale of all or substantially all of our assets. The Sponsors may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of the common stock to decline or prevent our shareholders from realizing a premium over the market price for their shares.

In addition, six of our director nominees are affiliates of the Sponsors. Pursuant to the stockholders agreement between IMC LP, the Sponsors and us, we will continue to nominate to our board individuals designated by the Sponsors for so long as the Sponsors own minimum specified percentages of our common stock. See “Management—Composition of the Board of Directors after this Offering.” As a result, the Sponsors will continue to be able to exert a significant degree of influence over our management and the direction of our business.

Each of the Sponsors is in the business of making investments in companies. Our charter provides that if the Sponsors, any of their affiliates or any of our directors or officers affiliated with one of the Sponsors acquires knowledge of a potential business opportunity, we renounce any potential interest or expectation in such business opportunity, except for any business opportunity of which a director nominated by the Sponsors becomes aware as a direct result of his or her capacity as one of our directors or officers. Accordingly, other than with respect to the foregoing exception, the Sponsors and their affiliates may exploit any business opportunity or direct such opportunity to any person or entity other than us, including acquisition opportunities that may be competitive or complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director has no liability in the capacity of a director if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the company’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the Maryland General Corporation Law (“MGCL”), our charter will limit the liability of our directors and officers to our company and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate our company, and our amended and restated bylaws (our “bylaws”) will require us, to indemnify our directors and officers for actions taken by them in those capacities and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the maximum extent permitted by Maryland law. Effective upon completion of this offering, we will enter into indemnification agreements with our directors and executive officers that will provide for indemnification and advance expenses to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken by any of our directors or officers are immune or exculpated from, or indemnified against, liability but whose actions impede our performance, our stockholders’ ability to recover damages from that director or officer will be limited.

Our board of directors may change our major corporate, investment and financing policies without stockholder approval and those changes may adversely affect our business.

Our board of directors will determine and may alter or eliminate our major corporate policies, including our acquisition, investment, financing, growth, operations and distribution policies and whether to maintain our status as a REIT. While our stockholders have the power to elect or remove directors, our stockholders will have limited direct control over changes in our policies and those changes could adversely affect our business, financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Our charter and bylaws will contain provisions that may delay, defer or prevent an acquisition of our common stock or a change in control.

Our charter and bylaws will contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interests, including the following:

•	Our charter contains restrictions on the ownership and transfer of our stock.

In order for us to qualify as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than the first year for which we elect to be taxed as a REIT. Subject to certain exceptions, our charter prohibits any stockholder from owning beneficially or constructively more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock. We refer to these restrictions collectively as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or the outstanding shares of all classes or series of our stock by an individual or entity could cause that individual or entity or another individual or entity to own constructively in excess of the relevant ownership limits.

Our charter also prohibits any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our common stock or of any of our other capital stock in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void.

These ownership limits may prevent a third-party from acquiring control of us if our board of directors does not grant an exemption from the ownership limits, even if our stockholders believe the change in control is in their best interests. We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limits to IMC LP and its affiliates, subject to certain initial and ongoing conditions designed to protect our status as a REIT.

•	Our board of directors has the power to cause us to issue and authorize additional shares of our stock without stockholder approval.

Our charter authorizes us to issue authorized but unissued shares of common or preferred stock in addition to the shares of common stock issued and outstanding at the closing of this offering. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders. See “Description of Capital Stock—Power to Reclassify and Issue Stock.”

Certain provisions of Maryland law may limit the ability of a third-party to acquire control of us.

Certain provisions of the MGCL may have the effect of inhibiting a third-party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and us for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that holders of “control shares” of our company (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the MGCL, our board of directors will exempt by resolution a business combination between us and IMC LP, the Sponsors or their affiliates and between us and any other person, provided that in the latter case the business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and IMC LP, the Sponsors or their affiliates, irrespective of whether our board of directors has first approved of such business combination. Our bylaws will contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions or resolutions will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what will be provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

Risks Related to Our Status as a REIT

IMC may not meet the conditions for qualification as a REIT or thereafter maintain its status as a REIT.

We intend to qualify to be taxed and to operate in a manner that will allow us to be classified as a REIT for federal income tax purposes in our taxable year ending December 31, 2014. We may not meet the conditions for qualification as a REIT. In addition, once an entity is qualified as a REIT, the Code generally requires that such entity distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it distributes annually less than 100% of its REIT taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To avoid current entity level U.S. federal income taxes, we expect to distribute 100% of our capital gains and ordinary taxable income to shareholders on a quarterly basis. We may not have sufficient liquidity to meet these distribution standards. If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to shareholders in computing our taxable income and federal income tax. The corporate level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

If we do not qualify as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. For example, a significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating, ventilation and air conditioning, humidification regulation, security and fire protection and telecommunication services. In addition, we own several valuable intangible assets, such as trademarks, customer relationships and a favorable leasehold interest. If our structural components and/or intangible assets are not real property for purposes of the REIT qualification requirements, we could fail to qualify as a REIT, which would adversely affect the value of our common stock. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, there can be no assurance that the IRS will not contend that our assets or income cause a violation of the REIT requirements. If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

The opinion of our counsel regarding our status as a REIT does not guarantee our ability to qualify as a REIT.

Our counsel, Kirkland & Ellis LLP, will render an opinion to us to the effect that we have been organized in conformity with the requirements for qualification as a REIT and our proposed method of operation described in this registration statement and as represented by management has enabled us, and will enable us, to satisfy the requirements for such qualification. This opinion will be based on representations made by us as to certain factual matters relating to our organization and our actual and intended or expected manner of operation. In addition, this opinion will be based on the law existing and in effect on the date of filing of this registration statement. Our qualification and taxation as a REIT will depend on the qualification of each of the Predecessor REIT Subsidiaries as a REIT for U.S. federal income tax purposes. Our qualification and taxation as a REIT will also depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below. Kirkland & Ellis LLP will not review our compliance with these tests on a continuing basis. Accordingly, no assurance can be given that we will satisfy such tests on a continuing basis. Also, the opinion of Kirkland & Ellis LLP will represent counsel’s legal judgment based on the law in effect as of the date of the initial closing of this initial public offering, is not binding on the IRS or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Kirkland & Ellis LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is currently 20% (and an additional 3.8% tax on net investment income may also be applicable). Dividends payable by REITs, however, generally are not eligible for the reduced rates applicable to “qualified dividends”. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for us to qualify as a REIT so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code. From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See “Material United States Federal Income Tax Considerations—General.” For example, in order to meet the REIT qualification requirements, we currently hold and expect in the future to hold some of our assets or conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to federal, state, and local corporate-level income taxes as regular C corporations (i.e. corporations generally subject to corporate-level income tax under Subchapter C of the Code). In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s length basis. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive opportunities.

To qualify as a REIT, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See “Material United States Federal Income Tax Considerations—Asset Tests.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

If our Operating Partnership failed to qualify as a partnership for U.S. federal income tax purposes following the admission of a new partner, we would cease to qualify as a REIT and suffer other adverse consequences.

Prior to the admission of a new partner, our Operating Partnership will be an entity disregarded as separate from IMC for U.S. federal income tax purposes. However, we believe that upon the admission of an additional partner, our Operating Partnership will be treated as a partnership for U.S. federal income tax purposes. As a partnership, our Operating Partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes following the admission of a new partner, it is likely that we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

If any of the Predecessor REIT Subsidiaries failed to qualify as a REIT, we may also fail to qualify as a REIT.

We were formed through a transaction in which the Predecessor REIT Subsidiaries (IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC) merged with and into IMC, in each case with IMC surviving the merger. We believe each of these Predecessor REIT Subsidiaries qualified as REITs for U.S. federal income tax purposes, and that IMC is expected to be treated for U.S. federal income tax purposes as the successor to the Predecessor REIT Subsidiaries. However, if any of the Predecessor REIT Subsidiaries failed to qualify as a REIT in any prior taxable year, that failure could adversely impact IMC’s qualification as a REIT. If we failed to qualify as a REIT, we could become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to holders of our common stock unless we qualify for certain statutory relief provisions as discussed herein.

We are party to certain short term lease arrangements that may not constitute qualifying income under the 75% or 95% gross income tests that apply to REITs.

As a REIT, at least 75% and 95% of our gross income must consist of rents from real property or other specified categories of income. Rents received by us will qualify as “rents from real property” for purposes of satisfying these gross income tests only if certain conditions are met. See “Material United States Federal Income Tax Considerations.” A portion of our rent is received in connection with short term leases. We have reviewed our Properties and our lease arrangements, and we believe that rent attributable to these short term leases qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests. However, we cannot assure you that the IRS will agree that rent attributable to a particular short term lease qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests. If the amount of any such non-qualifying rent, together with other income that does not otherwise qualify for the 75% or 95% gross income tests, exceeds 25% or 5% of our gross income, as the case may be, we may fail to qualify as a REIT.

We may be subject to built-in gains tax on the disposition of certain of our assets.

We acquired certain properties in tax-deferred transactions, which properties were held by one or more C corporations before they were held by us. If we dispose of any such assets during the ten-year period following acquisition of the assets from the respective C corporation (i.e., during the ten-year period following ownership of such assets by a REIT), we will be subject to U.S. federal income tax (and applicable state and local taxes) at the highest corporate tax rates on any gain recognized from the disposition such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to or acquired by us or one of our predecessor REITs in a tax-deferred transaction over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. Similarly, if we recognize certain other income considered to be built-in income during the ten-year period following the asset acquisitions described above, we could be subject to U.S. federal tax under the built-in gains tax rules. We would be subject to this corporate-level tax liability (without the benefit of the deduction for dividends paid) even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining

REIT taxable income and distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We estimate that up to $170.1 million of built-in gain might be recognized for tax purposes under these rules if we were to sell all of our assets in taxable transactions. We may choose to forego otherwise attractive opportunities to sell assets in a taxable transaction during the ten-year built-in gain recognition period in order to avoid this built-in gain tax. However, there can be no assurance that such a taxable transaction will not occur. The amount of any such built-in gain tax could be material and the resulting tax liability could have a negative effect on our cash flow and limit our ability to pay distributions required to maintain our status as a REIT.

If cancellation of debt income for U.S. federal income tax purposes is deemed to occur as a result of the Refinancing Transactions, it could materially and adversely affect our cash flows.

In connection with the acquisition of certain of our properties in May of 2011, the debt obligations associated with such properties were substantially modified. In particular, the lenders amended the loan documents at such time so that we could satisfy the loans on or before the maturity date of such loans for an amount that is substantially less than the aggregate face amount of the loans. See the discussion of the discounted payoff amounts of the loans in note 6 to the historical combined financial statements of the Predecessor Group. For U.S. federal income tax purposes, this reduction in indebtedness was treated as taking place prior to our acquisition of such properties. On August 15, 2014, we refinanced these debt obligations in the Refinancing Transactions by paying the reduced amount pursuant to the terms of the 2011 loan amendments. We do not believe that any cancellation of debt income (“CODI”) for U.S. federal income tax purposes arose as a result of the Refinancing Transactions because the debt obligations were paid off in accordance with their terms. If, however, the U.S. Internal Revenue Service (“IRS”) were to successfully assert that CODI resulted from the Refinancing Transactions, any such CODI could materially and adversely affect our cash flows as a result of additional required tax payments and additional distributions to our shareholders.

Risks Related to this Offering

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds to make distributions.

Our expected annual distributions for the 12 months following the consummation of this offering of $         per share are expected to be approximately     % of estimated cash available for distribution (or     % of estimated cash available for distribution if the underwriters exercise their option to purchase up to                 additional shares in full). However, if cash available for distribution generated by our assets for such 12 month period is less than our estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. See “Distribution Policy.” All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. Although we do not currently intend to pay distributions in excess of earnings and cash flow from operations, to the extent that we decide to make distributions in excess of our current and accumulated earnings and profits in the future, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that such distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material United States Federal Income Tax Considerations—Taxation of Taxable Domestic Stockholders.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

No public market for our common stock currently exists, an active trading market for our shares may not develop and the market price of our shares may decline substantially and quickly.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on the NYSE, we cannot predict the extent to which a trading market will develop or how liquid that market might become. The estimated initial public offering price for our shares was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire additional properties or other businesses by using our shares as consideration, which in turn could materially adversely affect our business. In addition, the stock market in general, and the NYSE and REITs in particular, have recently experienced extreme price and volume fluctuations. These broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. For these reasons, among others, the market price of the shares you purchase in this offering may decline substantially and quickly.

Our share price may decline due to the large number of our shares eligible for future sale.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of             shares of our common stock outstanding, or             shares of our common stock assuming the underwriters exercise their option to purchase up to                 additional shares of our common stock in full. All of the             shares of our common stock sold in this offering, or up to             shares of our common stock assuming the underwriters exercise their option to purchase additional shares of our common stock in full, will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates.” See “Shares Eligible for Future Sale.”

The remaining             shares of our common stock outstanding held by our current stockholder, IMC LP, will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. In addition, we, our directors, executive officers, IMC LP and our Sponsors, have agreed or will agree, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days from the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC. As a result of the stockholders’ agreement, however, all of these shares of our common stock will, subject to applicable lock-up arrangements, be eligible for future sale.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2014 Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover             shares of our common stock. However, any shares granted to our directors and officers are subject to lock-up arrangements, described above, and generally may not be sold for 180 days from the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC.

Upon completion of this offering, our charter will provide that we may issue up to             shares of common stock, and             shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and our charter, our board of directors will have the power to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. See “Description of Capital Stock—Power to Reclassify and Issue Stock.”

The market price of our common stock could be adversely affected by market conditions and by our actual and expected future earnings and level of cash dividends.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares without regard to our operating performance. For example, the trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of shares of our common stock to demand a higher distribution rate or seek alternative investments. As a result, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our shares could decrease significantly. The market value of the equity securities of a REIT is also based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and, in such instances, you may be unable to resell your shares at or above the initial public offering price.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $             (or approximately     %) in net tangible book value per share from the price you paid, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In addition, if we raise funds by issuing additional shares, the newly issued shares may further dilute your ownership interest.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on us.

As a publicly-traded REIT, we will be required to develop and implement substantial control systems, policies and procedures in order to maintain our REIT qualification and satisfy our periodic SEC reporting and NYSE listing requirements. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company or that any such development and implementation will be effective. Failure to do so could jeopardize our status as a REIT or as a public company, and the loss of such status would materially and adversely affect us.

In the past, we have not separately reported audited results for our Predecessor Group as a public company. In connection with our operation as a public company, we will be required to report our operations on a consolidated basis under GAAP. If we fail to develop, implement or maintain proper overall business controls, including as required to support our growth, our results of operations could be harmed or we could fail to meet our reporting obligations. In addition, the existence of a material weakness or significant deficiency could result in errors in our financial statements that could require a restatement, cause us to fail to meet our public company reporting obligations and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on us.

The requirements of being a public company will increase certain of our costs and require significant management focus.

As a public company, our legal, accounting and other expenses associated with compliance-related and other activities will increase. For example, in connection with this offering, we will create new board of directors committees and appoint one or more independent directors to comply with the corporate governance requirements of the exchange on which we will list our common stock. Costs to obtain director and officer liability insurance will contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements, which could further increase our compliance costs.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

We are a privately-held company. Our lack of recent public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and results of operations may be harmed. In addition, as a new public company we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including statements such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our current plans, expectations and projections about future events. Forward-looking statements should not be unduly relied upon. They give our expectations about the future and are not guarantees. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed or implied by such forward-looking statements. We caution you therefore against relying on any of these forward-looking statements.

The forward-looking statements included herein and information incorporated herein by reference is based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and may be affected by a variety of risks and other factors, including, among others:

•	our inability to lease vacant space, renew leases or re-lease space as leases expire;

•	the bankruptcy, insolvency, or inability to pay rent of our tenants, who are are in a competitive industry;

•	the loss of, or closure of showroom space by, one or more anchor tenants;

•	the entry into long-term non-cancelable leases that may not result in fair value over time;

•	our inability to achieve profitability;

•	our inability to achieve business strategies;

•	the fixed costs associated with our Properties;

•	our inability to transfer or sell real estate may be hampered by transfer restrictions and market pressures;

•	the geographic and industry concentration of our portfolio;

•	the loss of members of senior management or our leasing and marketing professionals;

•	our inability to access external sources of capital on commercially reasonable terms;

•	our substantial amount of indebtedness following this offering;

•	our inability to carry out future acquisition activities;

•	material disruption due to possible terrorist activity or other acts of violence;

•	our exposure to environmental liabilities and subjection to environmental laws and regulations and potential environmental claims;

•	losses to our Properties not covered by insurance, or that exceed our coverage limits;

•	the cost of our health care self-insurance program and its adequacy in covering all claims;

•	the cost of maintaining compliance with the ADA, fire, safety, and other regulations;

•	the inability of our Operating Partnership to generate funds to pay liabilities;

•	the cost of, and payment of damages and expenses related to, defending litigation or threatened litigation;

•	the impact of changing property tax rates and real estate valuations;

•	the impact of competition from other markets;

•	the impact of declining real estate valuations and impairment charges on our earnings;

•	increased costs as a public company;

•	the impact of federal, state, local and other laws and regulations;

•	the continuing ability to meet the conditions for qualification as a REIT;

•	the insufficiency of cash flow from operations or access to future borrowings;

•	fluctuations in the market for our equity; and

•	those discussed herein under the caption “Risk Factors.”

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus and information incorporated herein by reference, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this prospectus will be achieved.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million (or approximately $             million if the underwriters exercise their option to purchase up to                 additional shares in full), assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will contribute the proceeds we receive from this offering to our Operating Partnership in exchange for partnership units. We expect our Operating Partnership to use the net proceeds from this offering: (i)(a) to voluntarily prepay approximately $             million in aggregate principal amount of loans under our new first lien term loan facility, (b) to prepay in full and terminate $             million in aggregate principal amount of loans under our new second lien term loan facility, (c) to pay $             million in aggregate principal amount of borrowings under our new revolving credit facility, and (d) to pay $             million of prepayment fees in connection with the prepayment in full and termination of the second lien term loan facility; (ii) to distribute an aggregate of $             million to IMC LP (x) to pay aggregate fees of $             million to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $             million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement; and (iii) to use the remainder for general corporate purposes, including working capital. See “Certain Relationships and Related Party Transactions—Advisory Agreement.”

The new first lien term loan facility matures on August 15, 2020 and the new second lien term loan facility matures on August 15, 2021 and bear interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum and 7.75% per annum, respectively, or an alternative base rate plus 3.25% per annum and 6.75% per annum, respectively. The new revolving credit facility matures on August 15, 2019 and bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 3.25% per annum or an alternative base rate plus 2.25% per annum. Our Operating Partnership entered into the first lien term loan facility, the second lien term loan facility and the revolving credit facility on August 15, 2014. Borrowings under the new first lien term loan facility and the second lien term loan facility, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the then existing mortgage based loans. The new revolving credit facility was undrawn at the closing of the Refinancing Transactions but we currently intend to draw approximately $             million under the revolving credit facility before the consummation of this offering. We intend to use such borrowings to distribute an aggregate $             to IMC LP (x) to pay aggregate fees of $             million accrued under the advisory agreement through December 31, 2013 and (y) to make a concurrent distribution equal to $             million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. See “Prospectus Summary—Refinancing Transactions” and “Description of Indebtedness.”

An affiliate of Bain Capital and Oaktree participated as lenders under our new first lien term loan facility and our new second lien term loan facility and, upon our repayment of borrowings under such facilities with proceeds from this offering as described above, will receive their pro rata share of repayments as lenders under such facilities. See “Certain Relationships and Related Party Transactions—Loans Under our New Senior Secured Credit Facilities.”

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $             million, assuming no change in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, would increase (decrease) our net proceeds from this offering by $             million. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is based on the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses.

DISTRIBUTION POLICY

We are a newly organized corporation that has not commenced operations, and as a result, we have not paid any distributions as of the date of this prospectus. We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. A REIT must distribute 100% of its capital gains and ordinary income to its shareholders in order to maintain its REIT status and avoid entity level U.S. federal income taxes.

We entered into new senior secured credit facilities on August 15, 2014. Such facilities generally restrict our Operating Partnership’s ability to make distributions to us, and therefore our ability to make distributions to our equityholders. However, we are allowed to distribute an amount equal to 100% of our annual REIT taxable income. Furthermore we are allowed to make the following additional distributions: (a) distributions in an amount not to exceed $10 million in any twelve consecutive calendar month period so long as no event of default is continuing under the senior secured credit facilities and no revolving loans are outstanding under our revolving credit facility, (b) distributions in an amount calculated at the time of the distribution that includes $35 million plus, so long as no event of default is continuing, 50% of our consolidated net income (measured as one accounting period from and after July 1, 2014), less the amount of any distributions previously made as distributions of our REIT taxable income and/or in reliance on the immediately preceding clause (a), and (c) distributions with certain proceeds from public offerings of our capital stock or limited partnership interests of our Operating Partnership that have not been used for other purposes as set forth under the senior secured credit facilities. See “Description of Indebtedness.”

We intend to make a pro rata distribution with respect to the quarter during which this offering occurs, based on a distribution rate of $             per share of our common stock for a full quarter. On an annualized basis, this would be $             per share of our common stock, or an annualized distribution rate of        %. We estimate that this initial annual distribution rate will represent approximately        % of estimated cash available for distribution for the 12 months ending                 , 2015. We do not intend to reduce the annualized distribution per share of our common stock if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending                 , 2015, which we have calculated based on adjustments to our pro forma net income for the 12 months ended                 , 2014. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures that we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending                 , 2015, we have made certain assumptions reflected in the table and footnotes below, including that there will be no terminations of existing leases in our portfolio after                 , 2014 (other than scheduled lease expirations) or lease renewals or new leases (other than month-to-month leases) after                 , 2014 unless a new or renewal lease has been entered into prior to the date of this prospectus.

Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after                 , 2014, other than the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into prior to the date of this prospectus. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities. Although we have included all material investing and financing activities that we have commitments to undertake as of                 , 2014, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or liquidity. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider a variety of factors, which may include, (1) the amount of cash generated from our operating activities, (2) our expectations of future cash flows, (3) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions or development of new properties, (4) the timing of significant redevelopment and re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (5) our ability to continue to access additional sources of capital, (6) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (7) any limitations on our distributions contained in our credit or other agreements, including, without limitation, the agreements governing our new first lien term loan facility, new second lien term loan facility and our new revolving credit facility, and (8) applicable provisions of Maryland law including the sufficiency of legally-available assets.

If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors will review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

IMC will conduct substantially all of its operations through the Operating Partnership. IMC does not have, apart from an interest in the Operating Partnership, any independent operations. As a result, it will rely on distributions from the Operating Partnership to pay any dividends IMC might declare on shares of its common stock in three separate steps:

•	first, the Operating Partnership will make distributions to those of its partners which are holders of partnership units, including IMC OP GP, LLC. If the Operating Partnership makes such distributions, then in addition to IMC and IMC OP GP, LLC, any other partners of the Operating Partnership holding partnership units will also be entitled to receive equivalent distributions pro rata based on their partnership interests in the Operating Partnership;

•	second, the IMC OP GP, LLC will distribute to IMC its share of such distributions; and

•	third, IMC will distribute the amount authorized by its board of directors and declared by IMC to its common stockholders on a pro rata basis.

The following table describes IMC’s pro forma net (loss)/income for the 12 months ended December 31, 2013 and for the                  month period ended                 , 2014, and the adjustments it has made thereto in order to estimate its initial cash available for distribution for the 12 months ending                 , 2015 (amounts in thousands except share and per share data, square footage data and percentages). Pro forma net (loss)/income reflects adjustments for certain transactions, as described in “Unaudited Pro Forma Combined Financial Statements.” Other than such adjustments, these calculations do not assume any changes to IMC’s operations or any acquisitions or dispositions or other developments or occurrences which could affect operating results and cash flows, or changes in outstanding shares of our common stock. We cannot assure you that actual results will be the same as or comparable to the calculations below.

Pro forma net (loss) income for the 12 months ended December 31, 2013	$
Less: Pro forma net (loss) income for the months ended , 2013
Add: Pro forma net (loss) income for the months ended , 2014

Pro forma net (loss) income for the 12 months ended , 2014	$
Add: Pro forma depreciation and amortization
Add: Net increases in contractual rent income(1)
Less: Net decreases in contractual rent income(2)
Less: Net effects of straight-line rent adjustments to tenant leases(3)
Add: Net effects of above- and below-market rent adjustments(4)

Less: Net effects of non-cash amortization of debt discounts and debt issuance costs Less: Increase in interest expense on debt(5)
Add: Non-cash stock-based compensation expense(6)

Estimated cash flows from operating activities for the 12 months ending , 2015	$

Estimated cash flows from investing activities
Less: Contractual obligations for tenant improvements(7)
Less: Estimated annual provision for recurring property capital expenditures(8)

Total estimated cash flows used in investing activities
Estimated cash flows used in financing activities—scheduled debt principal repayments(9)

Estimated cash available for distribution for the 12 months ending , 2015	$
Less: Minority limited partners’ (other) share of estimated cash available for distribution

Estimated cash available to our Operating Partnership for distribution for the 12 months ended , 2015	$

Share of estimated cash available to our Operating Partnership for distribution attributable to holders of outstanding partnership units

Total estimated initial annual distribution to our stockholders and to other holders of outstanding partnership units	$

Total estimated initial annual distribution to holders of outstanding partnership units	$

Total estimated initial annual distribution to our stockholders	$

Estimated initial annual distributions per share of our common stock(10)	$

Payout ratio based on the company’s share of estimated cash available for distribution(11)

(1)	Represents the net increases in contractual rental income, net of contractual rent abatements, from (i) existing leases (ii) new leases that were not in effect for the entire 12-month period ended , 2014 and (iii) new leases that were signed prior to the date of this prospectus but that will go into effect during the 12 months ending , 2015.
(2)	Represents the net decrease in contractual rent from (i) scheduled lease expirations during the 12-month period ending , 2015 and (ii) leases that expired during the 12-month period ended , 2014.
(3)	Represents the net change from the conversion of estimated rental revenues for the 12 months ending , 2015 from a straight-line accrual basis to a cash basis of revenue recognition.
(4)	Represents the net change from the elimination of non-cash adjustments for above-market and below-market leases for the 12 months ended , 2015.
(5)	Represents the net change in interest expense resulting from the Refinancing Transactions.
(6)	Represents non-cash stock-based compensation expense associated with long-term equity awards granted, including estimated awards granted following this offering in the 12-month period ending , 2015.
(7)	Represents projected tenant improvements of $ , based on the weighted average tenant improvement costs per square foot of $ incurred during the 36 months ended , 2014, multiplied by of rentable square feet of leased space for which leases expire in our portfolio during the 12 months ending , 2015.
(8)	Represents the estimated cost of recurring property capital expenditures (excluding costs of tenant improvements), of $ , based on the weighted average annual recurring capital expenditures at a cost of $ per square foot incurred during the 36 months ended , 2014, multiplied by rentable square feet of at , 2014.
(9)	Represents scheduled debt principal payments due during the 12 months ending , 2015, after giving effect to the Refinancing Transactions.
(10)	Based on a total of shares of our common stock to be outstanding after this offering.
(11)	Calculated as estimated initial annual distribution per share divided by IMC’s share of estimated cash available for distribution per share for the 12 months ending , 2015.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2014:

•	on a historical basis reflecting the cash and capitalization of the Predecessor Group;

•	on a pro forma basis giving effect to the formation of IMC, the Restructuring Transactions and the Refinancing Transactions; and

•	on a pro forma as adjusted basis giving effect to the items noted above and the sale by us of shares of common stock in this offering assuming a public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, our receipt of the estimated net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us), and the use of the proceeds from this offering. See “Use of Proceeds.”

This table should be read together with “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our combined financial statements and the related notes, each included elsewhere in this prospectus.

	As of June 30, 2014
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash	$23,469	$15,304	$

Debt
Mortgage notes payable, net(1)	$511,456	$—	$
New first lien term loan facility(net of discount)(2)	—	399,116
New second lien term loan facility(net of discount)(2)	—	123,184
New revolving credit facility(3)	—	—

Total debt	511,456	522,300

Members’ capital/stockholders’ equity
Members’ capital	244,013	243,513
Preferred stock, par value $0.01 per share; no shares authorized and issued and outstanding, actual; 500 shares authorized and 125 shares issued and outstanding, pro forma; shares authorized and no shares issued and outstanding, pro forma as adjusted	—	125
Common stock, par value $0.01 per share; 1,000 shares authorized and 100 shares issued and outstanding, actual; 1,000 shares authorized and 100 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	—	1
Accumulated deficit	—	(12,142)

Total members’ capital/stockholders’ equity	244,013	231,497

Total capitalization	$755,469	$753,797	$

(1)	Represents the aggregate amount outstanding under mortgage notes payable as of June 30, 2014, which consist of the following:

Mortgage Loan	Amount Outstanding
(in thousands)
World Market Center building A—Note A	$94,306
World Market Center building A—Note B (net of unamortized discount of $210)	7,425
World Market Center building B—Note A	73,072
World Market Center building B—Note B (net of unamortized discount of $4,560)	18,670
International Home Furnishings Center	169,583
Market Square buildings	111,600
Showplace buildings	36,800

Total mortgage notes payable, net of unamortized discounts	$511,456

(2)	The new first lien term loan facility matures on August 15, 2020 and the second lien term loan facility matures on August 15, 2021 and bear interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum and 7.75% per annum, respectively, or an alternative base rate plus 3.25% per annum and 6.75% per annum, respectively.

(3)	The new revolving credit facility initially matures on August 15, 2019 and has a maximum availability of $50.0 million, all of which was undrawn at the closing of the Refinancing Transactions. Borrowings under the revolving credit facility bear interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 3.25% per annum or an alternative base rate plus 2.25% per annum. We currently intend to draw approximately $ million under the revolving credit facility before the consummation of this offering but expect to repay such borrowings with a portion of the proceeds from this offering. See “Use of Proceeds.”

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming no change in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

The number of shares of common stock outstanding after this offering does not include an aggregate                      shares of our common stock reserved for issuance under the 2014 Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Our pro forma net tangible book value as of June 30, 2014 was approximately $             or $             per share of our common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the formation of IMC, the Restructuring Transactions and the Refinancing Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares outstanding, after giving effect to the formation of IMC, the Restructuring Transactions and the Refinancing Transactions.

After giving effect to this offering and the use of the net proceeds therefrom as described in “Use of Proceeds,” based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value as of June 30, 2014 would have been $             million, or $             per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $             per share and an immediate dilution of $             per share in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial offering price per share		$
Pro forma net tangible book value per share as of June 30, 2014	$
Increase in pro forma net tangible book value per share attributable to investors in this offering

Pro forma as adjusted net tangible book value per share as of June 30, 2014 (after giving effect to this offering)

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the amount of pro forma as adjusted net tangible book value attributable to new investors by $             per share, and the dilution to new investors participating in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2014, on a pro forma as adjusted basis described above, the total number of shares purchased from us, the total cash consideration paid to us and the average price per share paid by IMC LP our current sole stockholder, and by new investors purchasing shares in this offering. The table assumes an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
(in thousands)
Existing stockholder			%	$		%	$
New investors			%			%	$

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share , which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors participating in the offering by $             million, or increase (decrease) the percent of total consideration paid by new investors participating in this offering by        % and         %, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase up to                 additional shares is exercised in full, the following will occur:

•	the number of shares purchased by new investors participating in this offering will increase to , or approximately % of the total number of shares outstanding; and

•	the immediate dilution experienced by new investors participating in this offering will be $ per share and the pro forma net tangible book value per share will be $ per share.

The number of shares of common stock outstanding after this offering does not include an aggregate                      shares of our common stock reserved for issuance under the 2014 Incentive Plan.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is derived from the combined financial statements of the Predecessor Group included elsewhere in this prospectus and reflect the pro forma financial condition and results of operations of our company after giving effect to (i) the formation of IMC, the Restructuring Transactions and the Refinancing Transactions, which were consummated on August 15, 2014 and (ii) the completion of this offering and the use of proceeds therefrom (as described below). The pro forma adjustments associated with these transactions assume that each transaction was completed as of June 30, 2014 for purposes of the unaudited pro forma combined balance sheet and as of January 1, 2013 for purposes of the unaudited pro forma combined statements of operations.

Our pro forma combined financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These pro forma combined financial statements do not purport to (i) represent our financial position had this offering, and the other transactions described in these pro forma combined financial statements, occurred on June 30, 2014, (ii) represent the results of our operations had this offering, and the other transactions described in these pro forma combined financial statements, occurred on January 1, 2013 or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read our pro forma combined financial information along with all other financial information and analysis presented in this prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements of the Predecessor Group and related notes included elsewhere in this prospectus.

International Market Centers, Inc.

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2014

		Pro Forma Adjustments
	Predecessor Group June 30, 2014 Actual	Formation, Restructuring Transactions and Refinancing Transactions(1)			Offering of Common Stock(2)			June 30, 2014 Pro Forma
	(in thousands)
Assets
Rental Properties:
Land and land improvements	$74,335	$			$			$74,335
Buildings and building improvements	641,575							641,575
Tenant improvements	37,470							37,470
Furniture, fixtures and equipment	16,561							16,561

	769,941		—			—		769,941
Less: Accumulated depreciation	(96,308)		—			—		(96,308)

Net investment in rental properties	673,633		—			—		673,633
Cash	23,469		(8,165)	a,b			a	15,304
Restricted cash	29,673							29,673
Accounts receivable, net	16,258							16,258
Straight-line rents receivable, net	11,920							11,920
Notes receivable, net	6,562							6,562
Deferred leasing costs, net	6,317							6,317
Deferred financing costs, net	2,529		5,098	b				7,627
Intangible assets, net	36,558							36,558
Deferred tax assets, net	1,417							1,417
Prepaid expenses and other assets	7,688							7,688

Total assets	$816,024		$(3,067)		$			$812,957

Liabilities and members’ capital/stockholders’ equity
Mortgage notes payable, net	$511,456		$(511,456)	b	$			$—
Senior secured loan facilities	—		522,300	b			b	522,300
Accounts payable and accrued expenses	25,316		(1,395)	b				23,921
Taxes payable	789							789
Prepaid rent	2,955							2,955
Unearned rent	22,382							22,382
Tenant security deposits	4,883							4,883
Below market leases, net	3,076							3,076
Other liabilities	1,154							1,154

Total liabilities	572,011		9,449					581,460

Members’ capital	244,013		(500)	a				243,513
Preferred stock	—		125	a				125
Common stock	—		—	a			a	—
Additional paid-in capital	—		1	a			a	1
Accumulated deficit	—		(12,142)	b			b	(12,142)

Total members’ capital/stockholders’ equity	244,013		(12,516)					231,497

Total liabilities and members’ capital/stockholders’ equity	$816,024		$(3,067)		$			$812,957

See accompanying notes to unaudited pro forma combined financial information.

International Market Centers, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2014

		Pro Forma Adjustments
	Predecessor Group Actual	Formation, Restructuring Transactions and Refinancing Transactions (3)		Offering of Common Stock (4)		Pro Forma Total
	(Dollars in thousands except per share data)
Revenues
Base rents	$61,108	$—		$—		$61,108
Recoveries from tenants	4,987	—		—		4,987
Tradeshow license fees	7,757	—		—		7,757
Sponsorships, publications and other income	5,673	—		—		5,673

Total revenues	79,525	—		—		79,525

Expenses
Real estate taxes and insurance	5,238	—		—		5,238
Utilities	5,479	—		—		5,479
Building operations	6,833	—		—		6,833
Market operations	12,400	—		—		12,400
General and administrative	12,844	—		—	b	12,844
Depreciation and amortization	26,331	—		—		26,331

Total expenses	69,125	—		—		69,125

Other (Expenses) Income
Interest expense	(16,495)	(771)	a	—	a	(17,266)
Interest and other investment income	358	—		—		358

Total other expenses	(16,137)	(771)		—		(16,908)

Loss before income taxes	(5,737)	(771)		—		(6,508)
Provision for income taxes	950	—		—		950

Net loss	(6,687)	(771)		—		(7,458)
Preferred share dividends	38	(30)	b	—	c	8

Net loss to common members	$(6,725)	$(741)		$—		$(7,466)

Pro forma net loss per common share:
Basic and diluted

Pro forma weighted average common shares outstanding(7):
Basic and diluted					(7)

See accompanying notes to unaudited pro forma combined financial information.

International Market Centers, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2013

		Pro Forma Adjustments
	Predecessor Group Actual	Formation, Restructuring Transactions and Refinancing Transactions (5)		Offering of Common Stock (6)		Pro Forma Total
	(Dollars in thousands except per share data)
Revenues
Base rents	$114,944	$—		$—		$114,944
Recoveries from tenants	11,841	—		—		11,841
Tradeshow license fees	13,441	—		—		13,441
Sponsorships, publications and other income	10,350	—		—		10,350

Total revenues	150,576	—		—		150,576

Expenses
Real estate taxes and insurance	10,806	—		—		10,806
Utilities	11,504	—		—		11,504
Building operations	11,900	—		—		11,900
Market operations	24,684	—		—		24,684
General and administrative	26,893	—		—	b	26,893
Depreciation and amortization	61,706	—		—		61,706

Total expenses	147,493	—		—		147,493

Other (Expenses) Income
Interest expense	(33,131)	(1,452)	a	—	a	(34,583)
Interest and other investment income	757	—		—		757

Total other expenses	(32,374)	(1,452)		—		(33,826)

Loss before income taxes	(29,291)	(1,452)		—		(30,743)
Provision for income taxes	3,550	—		—		3,550

Net loss	(32,841)	(1,452)		—		(34,293)
Preferred share dividends	75	(59)	b	—	c	16

Net loss to common members	$(32,916)	$(1,393)		$—		$(34,309)

Pro forma net loss per common share:
Basic and diluted

Pro forma weighted average common shares outstanding(7):
Basic and diluted					(7)

See accompanying notes to unaudited pro forma combined financial information.

Notes to Unaudited Pro Forma Combined Financial Statements (in thousands, except share and per share data)

A. Basis of Presentation

The accompanying unaudited pro forma combined financial statements are presented to reflect the following:

Formation of IMC and the Restructuring Transactions

IMC was formed on June 27, 2014 as a Maryland corporation and was capitalized on June 30, 2014 with $1 and 100 shares of common stock. IMC was formed by IMC LP in anticipation of this offering to operate as a REIT and to succeed to the ownership of the properties and businesses conducted by the wholly-owned subsidiaries of IMC LP: IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC and IMC Manager, LLC, which managed the day-to-day operations of the Predecessor REIT Subsidiaries. Immediately prior to the consummation of the Refinancing Transactions referred to herein, on August 15, 2014, through a series of transactions, IMC LP caused each of the Predecessor REIT Subsidiaries to merge into IMC, with IMC surviving the merger, and IMC LP continuing as IMC’s sole common stockholder. IMC also caused a wholly-owned subsidiary of IMC to merge with and into IMC Manager, LLC, with IMC Manager, LLC surviving the merger as a subsidiary of IMC, and the interests of IMC LP in IMC Manager, LLC being canceled. These transactions were consummated as mergers among subsidiaries of a common parent without consideration. Immediately following these mergers, IMC contributed substantially all of its assets to the Operating Partnership, its wholly-owned subsidiary. Concurrent with the Restructuring Transactions, the preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC were each redeemed for $125, for a total of $375 in cash paid to these investors upon redemption. The preferred shares of IMC LV REIT, LLC with a redemption value of $125 were exchanged for preferred shares in IMC on a one-for-one as converted basis.

Refinancing Transactions

On August 15, 2014, our Operating Partnership entered into new senior secured credit facilities, which are comprised of a $405,000 first lien term loan facility, a $50,000 first lien revolving credit facility and a $125,000 second lien term loan facility. The first lien revolving credit facility was undrawn at the closing of such transaction. The proceeds from the first lien term loan facility and the second lien term loan facility, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the existing mortgage notes payable balance of $511,456 (net of unamortized discounts of $4,770) as of June 30, 2014.

Offering and Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $             (or approximately $             if the underwriters exercise their option to purchase up to              additional shares in full), assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect that net proceeds of this offering will be contributed by us to our Operating Partnership in exchange for partnership units. We expect that our Operating Partnership will use the net proceeds from this offering: (i)(a) to voluntarily prepay approximately $             in aggregate principal amount of loans under our new first lien term loan facility, (b) to prepay in full and terminate $             in aggregate principal amount of loans under our new second lien term loan facility, (c) to pay $             in aggregate principal amount of borrowings under our new revolving credit facility, which was drawn on             , 2014, and (d) to pay $             of prepayment fees in connection with the prepayment in full and termination of the second lien term loan facility; (ii) to distribute an aggregate of $             to IMC LP (x) to pay aggregate fees of $             to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree and (y) to make a concurrent distribution equal to $             to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement; and (iii) to use the remainder for general corporate purposes, including working capital.

The unaudited pro forma combined balance sheet assumes the transactions described above occurred on June 30, 2014. The unaudited pro forma combined statement of operations assumes the transactions described above occurred on January 1, 2013. The unaudited pro forma combined balance sheet is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the transactions referred to above occurred on June 30, 2014, nor does it purport to represent the future financial position of the company. The unaudited pro forma combined statement of operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions referred to above occurred on January 1, 2013, nor does it purport to represent the future results of operations of the company. In the opinion of management, all material adjustments have been made to reflect the effects of transactions referred to above.

B. Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet

(1a)	Reflects our formation and capitalization of $1 and 100 shares of our common stock issued to IMC LP. In addition, concurrent with the Restructuring Transactions, the preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC were each redeemed for $125, for a total of $375 in cash paid the these investors upon redemption and have been reflected in this pro forma adjustment as a reduction to members’ capital. The preferred shares of IMC LV REIT, LLC with a redemption value of $125 were exchanged for preferred shares in IMC on a one-for-one as converted basis.

(1b)	Reflect the Refinancing Transactions as follows:

•	an increase in senior secured credit facilities to reflect the new senior secured credit facilities, including the $405,000 first lien term loan, $125,000 second lien term loan, and $50,000 first lien revolving credit facility (which remained undrawn as of the closing date of the Refinancing Transactions), net of original issue discount of $7,700;

•	an increase to deferred financing costs, net of $7,627 to reflect the debt issuance costs related to the new credit facilities, and a decrease of $2,529 to reflect the removal of the unamortized deferred financing costs related to the mortgage notes that were repaid;

•	a decrease to mortgage notes payable, net and the related accrued interest to reflect the repayment of $511,456 of the outstanding mortgage notes payable and $2,382 of accrued interest;

•	an increase of $987 to accounts payable and accrued expenses to reflect the portion of debt issuance costs related to debt rating fees incurred and invoiced but not yet paid;

•	an increase to accumulated deficit to reflect the removal of the unamortized debt issuance costs of $2,529 and original issue discounts of $4,770 related to the mortgage notes that were repaid;

•	an increase to accumulated deficit to reflect the prepayment penalty of $4,652 related to the IHFC building mortgage note payable, penalty interest of $187 related to the IHFC and Showplace buildings mortgage notes payable, and $4 related to pay-off fees on the mortgage notes payable; and

•	a decrease to cash of $7,791 to reflect the net cash impact of the Refinancing Transactions.

(2a)	Reflects the issuance of shares of common stock in this offering, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

Estimated gross proceeds from the sale of         shares of common stock assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus

$
Less: the underwriters’ discounts and commissions and estimated offering expenses(i)

Estimated net cash proceeds from the offering our common stock hereby	$

(i)	Represents estimated underwriters’ fees, legal and other offering costs incurred prior to and at closing of the offering.

(2b)	Reflects the cash payment to reflect the use of the net proceeds from this offering by our Operating Partnership to (i) repay approximately $ million of borrowings under our new senior secured first lien term loan and approximately $ million of borrowings under our new senior secured second lien term loan and (ii) to distribute an aggregate of $ million to IMC LP (x) to pay aggregate fees of $ to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree and (y) to make a concurrent distribution equal to $ million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement.

C. Pro Forma Adjustments to the Unaudited Pro Forma Combined Statement of Operations

(3a)	Reflects an adjustment for the six months ended June 30, 2014 of $17,266 for the interest expense associated with the senior secured credit facilities. The senior secured first lien term loan bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The senior secured second lien term loan bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The first lien revolving credit facility incurs a fee on the unused commitments of the lenders based on our net leverage ratio, which ranges from 0.25% to 0.50% per annum. To calculate the interest adjustment for the senior secured credit facilities we used 5.25%, 8.75% and 0.50% for the senior secured first lien term loan, the senior secured second lien term loan, and the senior secured first lien revolving credit facility, respectively, which are the interest rates in effect as of the date of this prospectus and were the interest rates applicable on the date the senior secured credit facilities were closed. A 1⁄8th percent increase in these rates would result in an increase to the above noted interest expense by approximately $327. Also reflects an adjustment to reduce interest expense by $16,495 to eliminate interest expense related to mortgage notes payable, which were repaid.

(3b)	Reflects an adjustment for the six months ended June 30, 2014 to reduce preferred share dividends by $30 to eliminate dividends associated with the preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC, which were each redeemed concurrent with the Restructuring Transactions.

(4a)	Reflects an adjustment for the six months ended June 30, 2014 to reduce interest expense by $ to eliminate interest expense related to the portion of the senior secured loans of $ that were repaid with the net proceeds from this offering.

(4b)	Reflects an adjustment for the six months ended June 30, 2014 of $ to eliminate the Sponsor fee expenses from general and administrative expense as the advisory agreement is terminated upon the completion of this offering.

(4c)	Reflects an adjustment for the six months ended June 30, 2014 to reduce preferred share dividends by $ to eliminate dividends associated with the preferred shares held by investors in IMC, which will be redeemed concurrent with the consummation of this offering.

(5a)	Reflects an adjustment for the year ended December 31, 2013 of $34,583 for the interest expense associated with the senior secured credit facilities. The senior secured first lien term loan bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The senior secured second lien term loan bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The first lien revolving credit facility incurs a fee on the unused commitments of the lenders based on our net leverage ratio, which ranges from 0.25% to 0.50% per annum. To calculate the interest adjustment for the senior secured credit facilities we used 5.25%, 8.75% and 0.50% for the senior secured first lien term loan, the senior secured second lien term loan, and the senior secured first lien revolving credit facility, respectively, which are the interest rates in effect as of the date of this prospectus and were the interest rates applicable on the date the senior secured credit facilities were closed. A 1⁄8th percent increase in these rates would result in an increase to the above noted interest expense by approximately $655. Also reflects an adjustment to reduce interest expense by $33,131 to eliminate interest expense related to mortgage notes payable, which were repaid.

(5b)	Reflects an adjustment for the year ended December 31, 2013 to reduce preferred share dividends by $59 to eliminate dividends associated with the preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC, which were each redeemed concurrent with the Restructuring Transactions.

(6a)	Reflects an adjustment for the year ended December 31, 2013 to reduce interest expense by $ to eliminate interest expense related to the portion of the senior secured loans of $ that were repaid with the net proceeds from this offering.

There are no pro forma income tax effects to the pro forma adjustments 3a and 5a described above as the mortgage notes are held, and related interest expense is incurred, by the Predecessor REIT Subsidiaries, which are not subject to U.S. federal income tax.

(6b)	Reflects an adjustment for the year ended December 31, 2013 of $ to eliminate the Sponsor fee expenses from general and administrative expenses as the advisory agreement is terminated upon the completion of this offering.

(6c)	Reflects an adjustment for the year ended December 31, 2013 to reduce preferred share dividends by $ to eliminate dividends associated with the preferred shares held by investors in IMC, which will be redeemed concurrent with the consummation of this offering.

(7)	The weighted average shares outstanding used to compute basic and diluted net loss per share for the six months ended June 30, 2014 and the year ended December 31, 2013 have been adjusted to give effect to (i) the issuance of 100 shares in our formation transaction, and (ii) the issuance of shares sold in this offering whose proceeds will be used to settle $ of the senior secured loans issued in the Refinancing Transactions as if such issuances had occurred on January 1, 2013.

The unaudited pro forma combined statements of operations for the year ended December 31, 2013 do not reflect a one-time charge of $12,142 for loss on extinguishment of debt related to the settlement of the mortgage notes payable or the $         distributed to IMC LP (x) to pay aggregate fees of $             to terminate the advisory agreement with Bain Capital and Oaktree and (y) to make a concurrent distribution equal to $             to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The selected historical combined financial and operating data set forth below as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from the audited combined financial statements of the Predecessor Group (IMC REIT Portfolio) included elsewhere in this prospectus. The selected historical combined financial and operating data set forth below as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 have been derived from the unaudited financial statements of the Predecessor Group included elsewhere in this prospectus. We have not presented historical information for IMC because we have not had any corporate activity since our formation on June 27, 2014 other than the issuance of 100 shares of our common stock as part of the initial capitalization of IMC in connection with this offering and because we believe that a discussion of the results of IMC would not be meaningful.

Since the information presented below is only a summary and does not provide all of the information contained in the combined financial statements of the Predecessor Group, including the related notes, you should read it together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements of the Predecessor Group, including the related notes, which are included elsewhere in this prospectus.

(in thousands)	Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012
Statement of Operations Data:
Revenues
Base rents	$61,108	$56,034	$114,944	$94,822
Recoveries from tenants	4,987	6,368	11,841	18,200
Tradeshow license fees	7,757	6,567	13,441	15,061
Sponsorships, publications and other income	5,673	4,452	10,350	10,486

Total revenues	79,525	73,421	150,576	138,569

Expenses
Real estate taxes and insurance	5,238	5,382	10,806	11,673
Utilities	5,479	5,064	11,504	9,883
Building operations	6,833	5,995	11,900	13,821
Market operations	12,400	11,758	24,684	20,687
General and administrative	12,844	13,399	26,893	36,426
Depreciation and amortization	26,331	32,291	61,706	76,691

Total expenses	69,125	73,889	147,493	169,181

Other (expenses) income
Interest expense	(16,495)	(16,510)	(33,131)	(32,428)
Interest and other investment income	358	361	757	728

Total other expenses	(16,137)	(16,149)	(32,374)	(31,700)

Loss before income taxes	(5,737)	(16,617)	(29,291)	(62,312)
Provision for income taxes	950	1,837	3,550	1,076

Net loss	(6,687)	(18,454)	(32,841)	(63,388)
Preferred share dividends	38	38	75	70

Net loss to common members	$(6,725)	$(18,492)	$(32,916)	$(63,458)

Cash Flows Provided By (Used in):
Operating activities	$22,961	$15,970	$39,205	$36,940
Investing activities	(6,653)	(13,283)	(28,561)	(23,132)
Financing activities	(15,774)	(5,968)	(14,949)	(5,504)

Balance Sheet Data:
Net investment in rental properties	$673,633		$684,583	$696,771
Cash	23,469		22,935	27,240
Total assets	816,024		840,039	883,600
Mortgage notes payable, net	511,456		526,228	537,835
Total liabilities	572,011		589,752	600,297
Members’ capital	244,013		250,287	283,303

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon, and should be read in conjunction with the unaudited financial statements and notes thereto as of June 30, 2014 and the audited combined historical financial statements and related notes thereto as of and for the year ended December 31, 2013 and 2012 of the Predecessor Group, each included elsewhere in this prospectus. We have not presented historical information for International Market Centers, Inc. because we have not had any corporate activity since our formation on June 27, 2014 other than the issuance of 100 shares of our common stock as part of the initial capitalization of IMC in connection with this offering, and accordingly, we believe that a discussion of the results of International Market Centers, Inc. would not be meaningful. Where appropriate, the following discussion includes analysis of the effects of the Restructuring Transactions and this offering. Those effects are reflected in the unaudited pro forma combined financial statements included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve numerous risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Forward-Looking Statements,” that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements.

Company Overview and Trends

Our company, which is structured as an internally-managed REIT, is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We own approximately 11.9 million gross square feet (9.8 million rentable square feet) of premier showroom space across 13 buildings in High Point, North Carolina and three buildings and three exhibition pavilions in Las Vegas, Nevada. Approximately 9.0 million rentable square feet of such showroom space is permanent showroom space and approximately 0.8 million rentable square feet is temporary showroom space. Our showrooms are leased by manufacturers and suppliers of home furniture (such as living room, dining room, and home office furniture, bedroom furniture and mattresses), home décor products (such as rugs, lighting, wall art, pillows and bedding) and gift products (such as candles, stationery, floral, holiday and seasonal items and toys). We host two Markets per year at each of our Properties.

Our business model is primarily based on generating long-term lease revenues from tenants consisting of a wide array of manufacturers and suppliers of home furniture, home décor products and gift products. Our current portfolio of long-term leases has a weighted average term (based on revenue) of approximately 5.2 years with weighted average annual rent escalators of 5.5% on the remaining term. Multi-year leases generate stable and predictable revenues and approximately 84% of our 2013 revenue was generated from rent payments under such leases. Approximately 9% of our 2013 revenue was generated via short-term leases (including temporary space), and the remaining 7% from advertising revenue and ancillary tenant services, such as movement of our tenants’ products into and out of their showroom spaces and other related logistics services.

We believe we can grow revenues through rental rate increases in High Point where occupancy percentages are expected to be relatively steady at approximately 90%. Average rental rates at our High Point Property increased from $13.50 per square foot as of January 1, 2012 to $15.25 per square foot as of June 30, 2014. This increase has been driven by a 6.4% average re-leasing spread on the approximately 23% of our square footage lease agreements that expired during this two and one-half-year period.

In Las Vegas, we believe we can generate revenue growth through increases in occupancy and rental rate. Our occupancy for home furniture permanent space has increased approximately 30% from approximately 1.49 million square feet on January 1, 2012 to 1.94 million square feet on June 30, 2014. Additionally, we have increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet for our Market in July 2014; and increased home décor and gift buyer attendance 139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014, due to the increase in the number of tenants in our Properties and to direct marketing efforts.

The majority of our cost base is fixed. Although expenses are not expected to increase significantly in order to achieve our growth objectives, we anticipate certain incremental, recurring general and administrative expenses, including legal, accounting and other expenses related to corporate governance and the Securities and Exchange Commission (the “SEC”) reporting as a result of this offering. We believe our scalable cost structure and low capital expenditures position us well for future earnings and cash flow growth.

Restructuring Transactions

We are a newly organized Maryland corporation that was formed by IMC LP in anticipation of this offering to operate as a REIT and to succeed to the ownership of the properties and businesses conducted by the Predecessor REIT Subsidiaries and IMC Manager, LLC, which managed the day-to-day operations of the Predecessor REIT Subsidiaries and its subsidiaries.

On August 15, 2014, through a series of transactions, IMC LP caused each of the Predecessor REIT Subsidiaries to merge into IMC, with IMC surviving the merger, and IMC LP continuing as IMC’s sole common stockholder. IMC also caused a wholly-owned subsidiary of IMC to merge with and into IMC Manager, LLC, with IMC Manager, LLC surviving the merger as a subsidiary of IMC, and the interests of IMC LP in IMC Manager, LLC being canceled. These transactions were consummated as mergers among subsidiaries of a common parent without consideration. Following the mergers, the Predecessor REIT Subsidiaries ceased to exist and IMC succeeded to the ownership of the properties and businesses that had been operated by the Predecessor REIT Subsidiaries. Until the consummation of this offering, IMC LP will continue to be IMC’s sole common stockholder. Each of the four Predecessor REIT Subsidiaries had been operated as a REIT for U.S. federal income tax purposes and IMC is expected to be treated for U.S. federal income tax purposes as the successor to these entities. IMC Manager, LLC has elected to be treated as a corporation for U.S. federal income tax purposes and prior to the completion of this offering will elect to be treated as a TRS. We intend to qualify to be taxed and to operate in a manner that will allow us to be classified as a REIT for federal income tax purposes in our taxable year ending December 31, 2014.

Immediately following these mergers and contribution, we contributed substantially all of our assets to our Operating Partnership through which we now conduct our operations. Pursuant to the agreement of limited partnership of the Operating Partnership, IMC OP GP, LLC, our direct, wholly-owned subsidiary, serves as the sole general partner of the Operating Partnership, and we are the sole initial limited partner.

Factors Affecting Our Results of Operations

Our earnings and cash flow are primarily derived from leased showroom space revenue at our Properties. Key factors that affect our business and financial results include the following:

•	general economic climate;

•	occupancy rates;

•	rental rates;

•	tenant improvement;

•	leasing costs incurred to obtain and retain tenants;

•	tenants’ ability to pay rents;

•	early lease terminations;

•	operating expenses; and

•	cost of capital.

Any negative change in the above key factors could potentially cause a decrease in our revenues and earnings. Such negative changes could include: (1) failure to renew or execute new leases as current leases expire; (2) failure to renew or execute new leases with rental rates at or above the rental rates of current leases; and (3) tenant defaults.

A failure to renew or execute new leases as current leases expire or to execute new leases with rental terms at or above the rental rates of current leases may be affected by several factors such as the local economic climate, which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors.

Significant Components of Our Results of Operations

Revenues

Base Rents

Base rents represent rental payments made to us by our tenants under existing leases. These include leases that we enter into directly with our tenants that typically range from three to five years. We strategically offer abated rent or other concessions in connection with leasing our Properties. These rents and rent concessions are recognized on a straight-line basis over the terms of the respective leases. Revenue is also adjusted by the amortization of above and below market leases associated with the original purchase accounting.

Recoveries from Tenants

Recoveries from tenants are payments made by tenants to us to cover certain estimated costs as provided in certain lease agreements entered into by the Predecessor REIT Subsidiaries. These estimated costs generally include real estate taxes, utilities, insurance, common area maintenance and other costs. We collect payments for these estimated costs and are reimbursed by our tenants for any actual costs that are in excess of our estimated costs or reimburse tenants if our collected estimated costs exceed our actual operating costs. We expect this revenue to decline as we enter into more lease agreements that are full-service gross lease arrangements.

Tradeshow License Fees

Tradeshow license fees are fees paid to us pursuant to short-term exhibitor license agreements for our temporary space, which is leased to new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a longer term lease.

Also, two of our showroom properties in High Point feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a long term basis.

Sponsorships, Publications and Other Income

Sponsorships and publications revenue is derived from advertising agreements entered into with certain of our customers and exhibitors. These advertising agreements provide that we include certain of our customers’ and exhibitors’ information in preview guides and market guides and on indoor and outdoor signage for a sponsorship fee. Other income includes revenues generated from tenant use of loading docks and materials, off-market special events offering banquet services and use of our facilities, and other tenant and market related revenues.

Expenses

Real Estate Taxes and Insurance Expenses

Real estate taxes and insurance expenses include property taxes and insurance premiums associated with ownership of our properties.

Utilities Expenses

Utility expenses include electric, gas, water, trash and sewer costs associated with operating our properties.

Building Operations Expenses

Building operations expenses include payroll, benefits and operating costs for the leasing, security, facilities and janitorial departments, routine maintenance and repairs and other property-related expenses.

Market Operations Expenses

Market operations expenses include costs attributable to hosting and increasing attendance at our Markets, such as Market production costs, shipping and receiving, catering, transportation, email deployment, print and media advertising, mailers, Market attendee incentives and sponsorship and publications for showrooms, as well as the related payroll and benefits of the departments providing these services.

General and Administrative Expenses

General and administrative expenses include payroll, including incentive unit compensation and benefits for the accounting, finance, information technology, human resources and legal departments, as well as travel and entertainment, professional fees, advisory fees, bank charges, franchise taxes, information technology and various other administrative costs.

Depreciation and Amortization

We incur depreciation expense on our long-lived assets and amortization expense of intangible assets associated with the acquisitions of the various properties in 2011. Additionally, we incur amortization expense on other intangible assets, including deferred leasing costs and internal use software.

Interest Expense

We recognize costs incurred on our borrowings as interest expense. We also recognize as interest expense certain loan origination costs and discounts amortized over the term of the respective debt instrument for which the costs were incurred using the effective interest method.

Interest and Other Investment Income

Our interest income primarily consists of the amortization of a discount on our tax incremental financing agreements (“TIF Notes”) with the City of Las Vegas Redevelopment Agency. This interest income is recognized using the straight-line method over the terms of the TIF Notes.

Provision for Income Taxes

Each of the Predecessor REIT Subsidiaries has elected to be treated as a REIT under Sections 856 through 860 of the Code. As a result, these Predecessor REIT Subsidiaries generally were not subject to federal or state income tax on their taxable income, provided that the Predecessor REIT Subsidiaries satisfied certain organizational and operational requirements including the requirement to distribute at least 90% of their annual taxable income. If a Predecessor REIT Subsidiary failed to qualify as a REIT in any taxable year, such Predecessor REIT Subsidiary would have been subject to federal and state income taxes on its taxable income at regular corporate tax rates.

We have elected to treat IMC Manager, LLC as a corporation and it is therefore subject to federal and state income taxes. We have elected to treat certain of our subsidiaries as TRSs. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal and state income taxes. Accordingly, the only provision for federal and state income taxes in the consolidated financial statements relates to our TRS entities and IMC Manager, LLC.

Following the Restructuring Transactions, we intend to qualify to be taxed and to operate in a manner that will allow us to be classified as a REIT for federal income tax purposes in our taxable year ending December 31, 2014. We believe that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Results of Operations

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013 (in thousands)

The following table summarizes our results of operations for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	$ Change Fav./(Unfav.)	% Change Fav./(Unfav.)
Revenues
Base rents	$61,108	$56,034	$5,074	9.1%
Recoveries from tenants	4,987	6,368	(1,381)	(21.7%)
Tradeshow license fees	7,757	6,567	1,190	18.1%
Sponsorships, publications and other income	5,673	4,452	1,221	27.4%

Total revenues	79,525	73,421	6,104	8.3%

Expenses
Real estate taxes and insurance	5,238	5,382	144	2.7%
Utilities	5,479	5,064	(415)	(8.2%)
Building operations	6,833	5,995	(838)	(14.0%)
Market operations	12,400	11,758	(642)	(5.5%)
General and administrative	12,844	13,399	555	4.1%
Depreciation and amortization	26,331	32,291	5,960	18.5%

Total expenses	69,125	73,889	4,764	6.4%

Other (Expenses) Income
Interest expense	(16,495)	(16,510)	15	0.1%
Interest and other investment income	358	361	(3)	(0.8%)

Total other expenses	(16,137)	(16,149)	12	0.1%

Loss before income taxes	(5,737)	(16,617)	10,880	65.5%
Provision for income taxes	950	1,837	887	48.3%

Net loss	(6,687)	(18,454)	11,767	63.8%

Preferred share dividends	38	38	—	0.0%

Net loss to common members	$(6,725)	$(18,492)	$11,767	63.6%

Revenues

Base rents revenues were $61,108 for the six months ended June 30, 2014 compared to $56,034 for the six months ended June 30, 2013, an increase of $5,074, or 9.1%. The improvement in base rents revenues was driven by increases of $3,681 from higher overall average base rental rates, $1,122 from the conversion of triple-net lease agreements to full-service gross lease agreements and $271 related to a rise in our overall average occupancy of 33 square feet. The average effective rental rates in our High Point Property increased $0.74 per square foot period over period. The rental rate increase in our High Point Property resulted from an average re-leasing spread of 18.2% on expiring lease agreements that related to 9.7% of our rentable High Point Property average occupied square footage. Our average occupancy rate in our Las Vegas Property increased approximately 10.7% period over period, but the increase was partially offset by rental rate declines in our Las Vegas Property. Additionally, the conversion of triple-net lease agreements to full-service gross lease agreements typically results in a shift in revenue classification from recoveries from tenants to base rents.

Recoveries from tenants revenues were $4,987 for the six months ended June 30, 2014 compared to $6,368 for the six months ended June 30, 2013, a decrease of $1,381, or 21.7%. The decrease was primarily due to the conversion of triple-net lease agreements to full-service gross lease agreements noted above.

Tradeshow license fees revenues were $7,757 for the six months ended June 30, 2014 compared to $6,567 for the six months ended June 30, 2013, an increase of $1,190, or 18.1%. The increase was primarily due to the January 2014 Las Vegas Market and the April 2014 High Point Market, which produced a combined period over period tradeshow rental rate increase of $2.33 per square foot during the six months ended June 30, 2014.

Sponsorships, publications and other income revenues were $5,673 for the six months ended June 30, 2014 compared to $4,452 for the six months ended June 30, 2013, an increase of $1,221, or 27.4%. The increase resulted from an increase in the number of large special events held at our Properties, particularly at our Las Vegas Property.

Expenses

Real estate taxes and insurance expenses were $5,238 for the six months ended June 30, 2014 compared to $5,382 for the six months ended June 30, 2013, a decrease of $144, or 2.7%. The decrease resulted mostly from a tax re-assessment in the second half of 2013 that reduced the real estate tax rate at our Showplace building.

Utilities expenses were $5,479 for the six months ended June 30, 2014 compared to $5,064 for the six months ended June 30, 2013, an increase of $415, or 8.2%. The increase was primarily due to $391 in higher electricity costs resulting from both above-average temperatures in Las Vegas over the first half of the year and unusually cold conditions in High Point during the first quarter of 2014.

Building operations expenses were $6,833 for the six months ended June 30, 2014 compared to $5,995 for the six months ended June 30, 2013, an increase of $838, or 14.0%. The increase was primarily attributable to increases in payroll of $428 and security of $211.

Market operations expenses were $12,400 for the six months ended June 30, 2014 compared to $11,758 for the six months ended June 30, 2013, an increase of $642, or 5.5%. The higher market operations costs in the six months ended June 30, 2014 were primarily due to increases in exhibitor utilization of our marketing and ancillary services offered. During the first half of 2014, print and digital sponsorships increased by $291 and signage costs increased $131 over the comparable 2013 period. Additionally, production costs related to our Market preview guides increased $145 over the prior-year six-month period as a result of increased attendance at the Markets.

General and administrative expenses were $12,844 for the six months ended June 30, 2014 compared to $13,399 for the six months ended June 30, 2013, a decrease of $555, or 4.1%. The decrease was primarily due to a $349 decline in incentive unit compensation expense which is based on a graded-vesting model.

Depreciation and amortization expense was $26,331 for the six months ended June 30, 2014 compared to $32,291 for the six months ended June 30, 2013, a decrease of $5,960, or 18.5%. The decrease was primarily due to the reduced amortization of intangible assets resulting from leases in place at the time of the 2011 acquisition and tenant relationships.

Other (Expenses) Income

Interest expense was $16,495 for the six months ended June 30, 2014 compared to $16,510 for the six months ended June 30, 2013, a decrease of $15, or 0.1%.

Interest and other investment income were $358 for the six months ended June 30, 2014, compared to $361 for the six months ended June 30, 2013, a decrease of $3, or 0.8%.

Provision for income taxes was $950 for the six months ended June 30, 2014 compared to $1,837 for the six months ended June 30, 2013, a decrease of $887, or 48.3%. The decrease was mostly attributable to a decline in our effective tax rate from 57% in 2013 to 35% in 2014, resulting from permanent differences related to travel and entertainment costs and tenant gifts in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 (in thousands)

The following table summarizes our results of operations for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	$ Change Fav./ (Unfav.)	% Change Fav./ (Unfav.)
Revenues
Base rents	$114,944	$94,822	$20,122	21.2%
Recoveries from tenants	11,841	18,200	(6,359)	(34.9%)
Tradeshow license fees	13,441	15,061	(1,620)	(10.8%)
Sponsorships, publications and other income	10,350	10,486	(136)	(1.3%)

Total revenues	150,576	138,569	12,007	8.7%

Expenses
Real estate taxes and insurance	10,806	11,673	867	7.4%
Utilities	11,504	9,883	(1,621)	(16.4%)
Building operations	11,900	13,821	1,921	13.9%
Market operations	24,684	20,687	(3,997)	(19.3%)
General and administrative	26,893	36,426	9,533	26.2%
Depreciation and amortization	61,706	76,691	14,985	19.5%

Total expenses	147,493	169,181	21,688	12.8%

Other (Expenses) Income
Interest expense	(33,131)	(32,428)	(703)	(2.2%)
Interest and other investment income	757	728	29	4.0%

Total other expenses	(32,374)	(31,700)	(674)	(2.1%)

Loss before income taxes	(29,291)	(62,312)	33,021	53.0%
Provision for income taxes	3,550	1,076	(2,474)	(229.9%)

Net loss	(32,841)	(63,388)	30,547	48.2%

Preferred share dividends	75	70	(5)	(7.1%)

Net loss to common members	$(32,916)	$(63,458)	$30,542	48.1%

Revenues

Base rents revenues were $114,944 for the year ended December 31, 2013 compared to $94,822 for the year ended December 31, 2012, an increase of $20,122, or 21.2%. The increase was primarily due to higher average occupancy rates in our Las Vegas property, that were slightly offset by increased strategic rent abatements at our Las Vegas Property, the conversion of the triple-net lease agreements to full-service gross lease agreements and a net favorable change in non-cash rents related to the amortization of above- and below-market leases and straight-line recognition of rent. The Las Vegas Property home décor and gift leased square footage for the year ended December 31, 2013, increased approximately 185,000 square feet, or 20%, compared to the year ended December 31, 2012. Las Vegas Property average occupancy rate increased from 61% for the year ended December 31, 2012 to 72% for the year ended December 31, 2013. The increase in revenues resulting from an increase in average occupancy was partially offset by a decrease in average rental rate in our Las Vegas Property for the year ended December 31, 2013 compared to the year ended December 31, 2012. Rent abatements increased $2,264, from $1,986 for the year ended December 31, 2012, to $4,250 for the year ended December 31, 2013, which primarily resulted from us strategically offering rent abatements to tenants in the home décor and gift areas of our Las Vegas Property. Additionally, the conversion of triple-net lease agreements to full-service gross lease agreements typically results in a shift in revenue classification from recoveries from tenants to base rents.

Recoveries from tenants revenue were $11,841 for the year ended December 31, 2013 compared to $18,200 for the year ended December 31, 2012, a decrease of $6,359, or 34.9%. The decrease was primarily due to the conversion of triple-net lease agreements to full-service gross lease agreements which typically results in a shift in revenue classification from recoveries from tenants to base rents.

Tradeshow license fees revenues were $13,441 for the year ended December 31, 2013 compared to $15,061 for the year ended December 31, 2012, a decrease of $1,620, or 10.8%. The decrease was due to the conversion of temporary tenant lease agreements to long-term lease agreements that resulted in less temporary showroom space being available for temporary exhibitors as such space was being utilized by long-term tenants.

Sponsorships, publications and other income revenues were $10,350 for the year ended December 31, 2013 compared to $10,486 for the year ended December 31, 2012, a decrease of $136, or 1.3%.

Expenses

Real estate taxes and insurance expenses were $10,806 for the year ended December 31, 2013 compared to $11,673 for the year ended December 31, 2012, a decrease of $867, or 7.4%. The decrease was primarily due to a property assessment that reduced real estate taxes for the year ended December 31, 2013.

Utilities expenses were $11,504 for the year ended December 31, 2013 compared to $9,883 for the year ended December 31, 2012, an increase of $1,621, or 16.4%. The increase was primarily due to an increase in our average occupancy rate and utility rates resulting in higher electricity, gas and water costs of $1,444.

Building operations expenses were $11,900 for the year ended December 31, 2013 compared to $13,821 for the year ended December 31, 2012, a decrease of $1,921, or 13.9%. The decrease was primarily due to lower payroll expenses resulting from an increase in deferred leasing costs associated with a rise in our internal leasing team’s successful execution in leases.

Market operations expenses were $24,684 for the year ended December 31, 2013 compared to $20,687 for the year ended December 31, 2012, an increase of $3,997, or 19.3%. The increase was primarily due to a $1,874 increase in market production costs due to higher attendance and payroll increases of $1,490.

General and administrative expenses were $26,893 for the year ended December 31, 2013 compared to $36,426 for the year ended December 31, 2012, a decrease of $9,533, or 26.2%. The decrease was primarily due to a $4,012 decline in professional fees that were incurred in 2012 as part of several projects to integrate the systems and companies acquired in 2011, a $1,751 decrease in bad debt from improvements in collection resources resulting in less tenant delinquencies, a $1,600 decrease in incentive unit compensation expense as a result of our graded-vesting model and a $1,401 decrease in payroll costs.

Depreciation and amortization expense was $61,706 for the year ended December 31, 2013 compared to $76,691 for the year ended December 31, 2012, a decrease of $14,985, or 19.5%. The decrease was due to tenant improvement disposals and a reduction in intangible assets as certain assets became fully amortized in 2012.

Other (Expenses) Income

Interest expense was $33,131 for the year ended December 31, 2013 compared to $32,428 for the year ended December 31, 2012, an increase of $703, or 2.2%. The increase was primarily due to a scheduled interest rate increase on January 6, 2013, from 3.0% per annum to 5.5% per annum, pursuant to a mortgage on our Showplace property, resulting in $911 of additional interest expense, which was slightly offset by $240 in reduced interest expense from a reduction in our outstanding debt principal balance related to the IHFC mortgage note payable.

Interest and other investment income was $757 for the year ended December 31, 2013 compared to approximately $728 for the year ended December 31, 2012, an increase of $29, or 4.0%.

Provision for Income Taxes

Provision for income taxes was $3,550 for the year ended December 31, 2013 compared to $1,076 for the year ended December 31, 2012, an increase of $2,474, or 229.9%. The increase was attributable to the higher pre-tax income generated by the TRSs that offer marketing and ancillary services related to our Markets.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, pay distributions and other general business needs. We believe our available cash balances, other financing arrangements and cash flows from operations will be sufficient to fund our liquidity requirements with respect to our existing portfolio. We expect to raise capital in this offering and expect that our income will increase in future periods resulting from improving leasing spreads on expiring leases in our High Point Property and from increasing occupancy levels as we attempt to grow the Las Vegas Markets. Our cost structure is scalable and expenses will likely increase at a slower pace than revenues. We anticipate our total capital expenditures to be between $10,000 and $15,000 in a normal year. However, in 2015, we expect our total capital expenditures to exceed our normal annual range and be between $25,000 and $30,000. The elevated 2015 capital expenditure totals will be primarily attributable to non-routine capital maintenance projects at our High Point Property (including facade work, roof replacement and HVAC units replacement). Should our liquidity needs exceed our available sources of liquidity, we believe that we could sell assets to raise additional cash.

Our primary cash requirements are to:

•	pay interest expenses and scheduled repayment of our indebtedness;

•	pay our operating expenses, including general and administrative expenses;

•	acquire and maintain property and equipment and internal use software; and

•	distribute a minimum of 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) and to make investments in a manner that enables us to maintain our qualification as a REIT.

We intend to meet these liquidity requirements primarily through:

•	the use of our cash and cash equivalent balance of $23,469 as of June 30, 2014;

•	cash generated from operating activities;

•	proceeds from the sale of our common stock pursuant to this offering; and

•	if required, proceeds from future borrowings and offerings.

Cash Flows

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013 (in thousands)

The following table summarizes the historical sources and the use of cash of the Predecessor Group for the six months ended June 30, 2014 and 2013 presented below:

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Net cash flow provided by operating activities	$22,961	$15,970
Net cash flow used in investing activities	(6,653)	(13,283)
Net cash flow used in financing activities	(15,774)	(5,968)

Net cash provided by operating activities

Cash flow from operating activities is primarily generated from operating income from our leasing activities. Net cash provided by operating activities was $22,961 for the six months ended June 30, 2014 compared to $15,970 for the six months ended June 30, 2013, an increase of $6,991, or 43.8%. The increase in cash available from operating activities was primarily due to an improvement in net loss of $11,767, primarily resulting from the increase in base rent revenue and a $3,960 increase in working capital items, primarily accounts payable and accrued expenses of $2,936 (which were impacted by the timing of key vendor payments), accounts receivable of $1,735 (which was impacted by improvements in collection resources), and prepaid expenses and other assets of $486 (which was primarily due to timing of property tax pre-payments). These increases were primarily offset by taxes payable of $1,234, which was due to an increase of $1,004 in cash paid for taxes during the six months ended June 30, 2014. Non-cash expenses declined period over period, including a $5,960 decrease in depreciation and amortization resulting from the reduction in intangible assets that were valued at the time of the acquisition of the Predecessor Group by the Sponsors in 2011, and a $1,530 increase in the straight line rent adjustment.

Net cash used in investing activities

Our primary investing activities consist of capital expenditures. Net cash used in investing activities was $6,653 for the six months ended June 30, 2014 compared to $13,283 for the six months ended June 30, 2013, a decrease of $6,630, or 49.9%. The decrease was primarily due to a release of restrictions of a portion of escrowed cash to unrestricted cash that was utilized to fund operating needs resulting in a net inflow of $4,967, a decrease of $1,000 in loans to IMC LP and a decrease in capital expenditures of $809. During the six months ended June 30, 2013, the Predecessor Group loaned $1,000 to IMC LP pursuant to an amendment to the limited partnership agreement. Capital expenditures during the six months ended June 30, 2014 primarily consisted of $3,433 in tenant improvements and $1,021 in recurring capital improvements at our properties. During the six months ended June 30, 2013, cash flows from investing activities included $4,946 in strategic capital expenditures that were primarily utilized to build out and enhance the home décor and gift space in the Las Vegas Property and re-merchandise floors at the Las Vegas Property. Tenant improvements during the six months ended June 30, 2013 totaled $3,994. These decreases were slightly offset by increases of $162 in additions to deferred leasing costs and $204 in additions to internal software costs during the six months ended June 30, 2014.

Net cash used in financing activities

Net cash used in financing activities was $15,774 for the six months ended June 30, 2014 compared to $5,968 for the six months ended June 30, 2013, an increase of $9,806, or 164.3%. The increase was due primarily to an increase of $9,802 in mortgage principal payments. The mortgage principal payments related to the Las Vegas Property B Notes, which required payment of principal based on 80% of available net cash flow after priority payments pursuant to a debt agreement.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 (in thousands)

The following table summarizes the historical primary sources and uses of cash of the Predecessor Group for the years ended December 31, 2013 and 2012:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Net cash flows provided by operating activities	$39,205	$36,940
Net cash flows used in investing activities	(28,561)	(23,132)
Net cash flows used in financing activities	(14,949)	(5,504)

Net cash provided by operating activities

Net cash provided by operating activities was $39,205 for the year ended December 31, 2013 compared to $36,940 for the year ended December 31, 2012, an increase of $2,265, or 6.1%. The increase was primarily due to an $30,547 improvement in net loss, resulting from an increase in base rent revenues and a decrease in total operating expenses. Non-cash expenses declined $24,091 year over year, primarily due to a $14,985 decrease in depreciation and amortization mostly resulting from the reduction in intangible assets that fully amortized in 2012 and a $10,659 decline in the amortization and write-off of above and below market lease intangibles that were valued at the time of the acquisition of the Predecessor Group by the Sponsors in 2011. Changes in operating assets and liabilities were $4,191 lower in net cash inflows than the year ended December 31, 2012, mostly as a result of certain vendor payments being made prior to the end of the year ended December 31, 2013.

Net cash used in investing activities

Net cash used in investing activities was $28,561 for the year ended December 31, 2013 compared to $23,132 for the year ended December 31, 2012, an increase of $5,429, or 23.5%. The increase was primarily due to a $14,173 increase in capital expenditures. For the year ended December 31, 2013, $10,576 was incurred to fund strategic capital expenditures primarily to build out and enhance the home décor and gift space in the Las Vegas Property and remerchandise floors at the Las Vegas Property. For the year ended December 31, 2012, strategic capital expenditures totaled $4,387. For the year ended December 31, 2013, tenant improvements totaled $8,331 compared to $2,413 for the year ended December 31, 2012. The growth in occupancy levels from 2012 to 2013 contributed to an increase of $2,167 in deferred leasing costs for the year ended December 31, 2013. An increase of $8,035 in restricted cash for the year ended December 31, 2013 was primarily due to the accumulation of escrowed funds and lockbox deposits for the year ended December 31, 2012 that were required under loan agreements for debt service, real estate taxes, property insurance, tenant improvements and capital improvements. A decrease of $1,663 in loans to the parent of the Predecessor Group for the year ended December 31, 2013 as required by the amended limited partnership agreement and more fully described in the notes to the notes to the combined financial statements of the Predecessor Group. An increase of $734 in tenant security deposits for the year ended December 31, 2013 was primarily due to higher average occupancy rates in our Las Vegas property. A net increase of $430 in payments received on notes receivable for the year ended December 31, 2013 was due to an increase of $135 in scheduled principal receipts related to our TIF notes and a decrease of $295 in notes receivable issued to a senior member of the Predecessor Group.

Net cash used in financing activities

Net cash used in financing activities was $14,949 for the year ended December 31, 2013 compared to $5,504 for the year ended December 31, 2012, an increase of $9,445, or 171.6%. The increase was primarily due to an increase in mortgage principal payments of $7,611. The mortgage principal payments related to the Las Vegas Property’s B Notes, which required payment of principal based on 80% of available net cash flow after priority payments pursuant to a debt agreement. In addition, there was a $1,400 net cash outflow in 2013 relating to a distribution (net of contributions received) paid to members. There was a decrease of $436 in proceeds from the issuance of preferred shares to unrelated third-parties in 2012 as no preferred shares were issued in 2013.

Existing Credit Arrangements as of June 30, 2014

As of June 30, 2014, we had an aggregate of $511,456 mortgage notes payable, collateralized by our Properties. On August 15, 2014, we repaid and terminated the mortgage notes payable in the Refinancing Transactions.

Mortgage Notes Payable With Respect to the High Point Property

On June 23, 2011, we entered into a loan agreement with Starwood Property Mortgage, LLC and executed promissory notes of $100,000 and $75,000, which were collateralized by the International Home Furnishings Center building in High Point (the “IHFC Debt”). The IHFC Debt matured on July 6, 2016 with monthly payments of (i) interest, at the rate of LIBOR (with a 1.00% floor) plus 6.00% per annum, and (ii) amortization, based on a 360-month amortization schedule, and is prepayable subject to payment of a yield maintenance penalty. In the event that the monthly LIBOR rate exceeds 4.00% per annum, and the borrower did not maintain 1.10 to 1.0 or less debt service coverage, the borrower had to purchase an interest rate cap. As of December 31, 2013 and 2012, there was no requirement for an interest rate cap. The IHFC Debt contained various customary financial covenants. As of June 30, 2014, we were in compliance with such covenants. As of June 30, 2014, the outstanding balance of the IHFC Debt was $169,583.

On May 2, 2011, we assumed a mortgage from The Related Companies, L.P. related to the acquisition of the Market Square buildings and entered into an amended and restated loan and security agreement and amended and restated promissory note with U.S. Bank National Association, as successor-in-interest to Bank of America, N.A. (successor by merger to LaSalle Bank National Association) in the amount of $111,600, which was collateralized by the Market Square buildings in High Point (the “Market Square Debt”). The Market Square Debt matured on September 1, 2016 with monthly payments of interest only at the rate of 6.105% per annum and required no principal amortization through its maturity date. The Market Square Debt was fully prepayable without penalty, and contained various customary financial covenants. As of June 30, 2014, we were in compliance with such covenants. As of June 30, 2014, the outstanding balance on the Market Square Debt was $111,600.

On July 29, 2011, we entered into a consent, assumption and modification agreement and amended and restated promissory note with U.S. Bank National Association, as successor-in-interest to Bank of America, N.A., in the amount of $36,800, which was collateralized by the Showplace Properties buildings in High Point (the “Showplace Debt”). The Showplace Debt matured on August 6, 2016 with monthly payments of (i) interest only at a rate of 3.0% per annum until January 6, 2013, and thereafter at the rate of 5.5% per annum, and (ii) amortization, based on a 360-month amortization schedule, commencing on August 6, 2014. The Showplace Debt was fully payable without penalty, and contained various customary financial covenants. As of June 30, 2014, we were in compliance with such covenants. As of June 30, 2014, the outstanding balance of the Showplace Debt was $36,800.

Mortgage Notes Payable With Respect to the Las Vegas Property

On June 8, 2005, one of our predecessors entered into a promissory note and loan agreement, as amended and modified, with U.S. Bank, N.A., as successor-in-interest to Bank of America, N.A. in the amount of $200,306, consisting of two notes, building A-Note A ($94,306) and building A-Note B ($106,000), which were collateralized by the Las Vegas Property building A (the “Building A Debt”). The Building A Debt matured on July 1, 2015. Building A-Note A had monthly payments of interest only at the rate of 6.0165% per annum. Building A-Note B was non-interest bearing, and required payment of principal based on 80% of monthly available net cash flow after priority payments pursuant to a cash management agreement. The Building A Debt was fully prepayable without penalty, and had a debt service coverage ratio covenant that went into effect in 2012. As of June 30, 2014, we were in compliance with such covenants. As of June 30, 2014, the outstanding balance of the Building A Debt was $101,731, net of unamortized discount.

On December 21, 2006, one of our predecessors entered into a promissory note and loan agreement, as amended and modified, U.S. Bank, N.A., as successor-in-interest to Bank of America, N.A. in the amount of $273,072, consisting of two notes, Building B-Note A ($73,072) and Building B-Note B ($200,000), which were collateralized by the Las Vegas Property building B (the “Building B Debt”). The Building B Debt matured on January 1, 2017. Building B Debt-Note A had monthly payments of interest only at the rate of 4.35% per annum. Building B -Note B was non-interest bearing, and required payment of principal based on 80% of monthly available net cash flow after priority payments pursuant to a cash management agreement. The Building B Debt was fully prepayable without penalty, and had a debt service coverage ratio covenant that went into effect in 2012. As of June 30, 2014, we were in compliance with such covenants. As of June 30, 2014, the outstanding balance of the Building B Debt was $91,742, net of unamortized discount.

New Senior Secured Credit Facilities

On August 15, 2014, our Operating Partnership entered into new senior secured credit facilities, comprised of a $405,000 first lien term loan facility, a $50,000 first lien revolving facility and a $125,000 second lien term loan facility. The first lien revolving facility was undrawn at the closing of such transaction.

Our Operating Partnership used the borrowings under the new first lien term loan facility and the new second lien term loan facility, together with cash on hand, to repay all of the outstanding borrowings under, and terminate, the then mortgage notes payable described above. We currently intend to draw approximately $             million under the revolving credit facility before the consummation of this offering but expect to repay such borrowings with a portion of the proceeds from this offering. See “Use of Proceeds,” “Capitalization” and “Unaudited Combined Pro Forma Financial Information.” These new senior secured credit facilities are guaranteed by IMC and by all subsidiaries of our Operating Partnership at the time of this offering and are secured by substantially all tangible and intangible assets of the Operating Partnership and the subsidiary guarantors, subject to customary exceptions. These new facilities include customary financial and negative covenants, including restrictions on our ability (i) to incur additional indebtedness, (ii) to incur liens, (iii) to engage in certain fundamental changes (including changes in the nature of the business, mergers, liquidations and dissolutions), (iv) to sell assets, make acquisitions, investments, loans and advances, (v) to pay certain subordinated indebtedness, (vi) to modify the terms of organizational documents, (vii) to engage in certain transactions with affiliates, and (viii) to enter into negative pledge clauses and clauses restricting subsidiary distributions. In addition, our new senior secured credit facilities generally restrict our Operating Partnership’s ability to make distributions to us, and therefore our ability to make distributions to our equityholders, except for distributions in an amount equal to 100% of our annual REIT taxable income and additional distributions that do not exceed the baskets described under “Description of Indebtedness.”

The agreement governing our new revolving credit facility requires that we maintain a total debt to consolidated EBITDA ratio initially of less than 7.00 to 1.00 (with step-downs of less than 5.00 to 1.00 during the term of the agreement) on the last day of each fiscal quarter beginning with the fiscal quarter ending March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter.

The new first lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The new second lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The new revolving credit facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 3.25% per annum or an alternative base rate plus 2.25% per annum. We expect the applicable margins for loans under the first lien term loan facility and the second term lien loan facility to be subject to reduction following achievement of a consolidated total net leverage ratio of less than 4.75 to 1.00.

Contractual Obligations

The following table sets forth our principal obligations and commitments, including periodic interest payments related to the indebtedness outstanding as of December 31, 2013:

(In thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgage notes, principal(1)	$531,958	$2,277	$425,276	$104,405	$—
Mortgage notes, interest(2)	69,344	29,042	40,037	265	—
Operating lease(3)	1,695	180	360	360	795

Total(4)	$602,997	$31,499	$465,673	$105,030	$795

(1)	Amounts include principal payments only. The company will pay interest on outstanding indebtedness based on the rates and terms summarized in Note 6 to the combined financial statements of the Predecessor Group included elsewhere in this prospectus.
(2)	Amounts include interest expected to be incurred on the company’s mortgage notes based on obligations outstanding at December 31, 2013.
(3)	The company leases certain land from the City of High Point, North Carolina under a ground lease. The ground lease has an initial maturity date of May 31, 2023, which is subject to three 10-year renewal options and a final 19-year renewal option. The renewal options are automatically exercised unless the lessee delivers prior written notice to lessor of its election not to renew. The amounts in the table above include rent expected to be incurred through the initial maturity date.
(4)	On August 15, 2014, our Operating Partnership entered into new senior secured credit facilities, which are comprised of a $405 million first lien term loan facility, a $50 million first lien revolving credit facility and a $125 million second lien term loan facility. The first lien revolving credit facility was undrawn at the closing of such transaction. We currently intend to draw approximately $ million under the revolving credit facility before the consummation of this offering but expect to repay such borrowings with a portion of the proceeds from this offering. Our Operating Partnership used the borrowings under the new first lien term loan facility and the new second lien term loan facility, together with cash on hand, to repay all of the outstanding borrowings under, and terminate, the then existing mortgage based loans.

We expect our Operating Partnership to use the net proceeds from this offering: (i)(a) to voluntarily prepay approximately $ million in aggregate principal amount of loans under our new first lien term loan facility, (b) to prepay in full and terminate $ million in aggregate principal amount of loans under our new second lien term loan facility, (c) to pay $ million in aggregate principal amount of borrowings under our new revolving credit facility, and (d) to pay $ million of prepayment fees in connection with the prepayment in full and termination of the second lien term loan facility; (ii) to distribute an aggregate of $ million to IMC LP (x) to pay aggregate fees of $ million to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree, and (y) to make a concurrent distribution equal to $ million to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement; and (iii) to use the remainder for general corporate purposes, including working capital. See “Certain Relationships and Related Party Transactions—Advisory Agreement.”

Funds from Operations and Adjusted Funds from Operations

Consistent with real estate industry and investment community practices, we use FFO as a supplemental measure of our operating performance, and in conformity with the NAREIT, we define FFO as net income (loss) (computed in accordance with GAAP), excluding gains or losses from sales of depreciable operating properties, cumulative effects of accounting changes, extraordinary items, plus real estate related depreciation and amortization and impairment write-downs of depreciable real estate and after adjustments for unconsolidated partnership and joint ventures to reflect funds from operations on the same basis.

We consider FFO a useful supplemental measure and a complement to GAAP measures because it facilitates an understanding of the operating performance of our properties. FFO does not include real estate depreciation and amortization required by GAAP because these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO provides investors with a clearer view of our operating performance.

FFO does not represent cash flow from operating activities as defined by GAAP, should not be considered as an alternative to GAAP net loss attributable to common stockholders and is not necessarily indicative of cash available to fund cash requirements. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose AFFO, which is FFO after specific and defined supplemental adjustments (a) to exclude: (i) straight-line rent and above/below market lease adjustments; (ii) incentive unit compensation expense; (iii) non-core expenditures; and (iv) Sponsor fees and expenses that were included in net loss to common members; and (b) to include the cost of non-strategic capital expenditures incurred to maintain the quality of properties and additions to deferred leasing costs.

We believe AFFO provides a more meaningful supplemental measure of our operating performance because we believe that the items noted above are not indicative of our operating performance and that by adjusting for the items noted above, analysts and investors are presented with an indicator of our operating performance that more closely achieves the objectives of the real estate industry in presenting FFO.

As with FFO, our reported AFFO may not be comparable to other REITs’ AFFO, should not be used as a measure of our liquidity and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth reconciliations of our net loss to FFO and our FFO to AFFO for the periods presented:

(in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
Net loss	$(6,687)	$(18,454)	$(32,841)	$(63,388)
Depreciation and amortization of rental properties	25,912	32,016	61,155	76,580

FFO	19,225	13,562	28,314	13,192

Adjustments to FFO:
Straight-line rent and above/below market lease adjustments	(395)	1,469	2,274	12,609
Incentive unit compensation expense	451	800	1,300	2,900
Reorganization/integration costs	578	683	1,684	3,167
Legal settlements	—	82	739	—
Sponsor fees and expenses	2,136	2,105	4,212	4,207
Additions to deferred leasing costs	(1,921)	(1,759)	(4,008)	(1,841)
Non-strategic capital expenditures	(4,454)	(5,510)	(12,708)	(7,096)

AFFO	$15,620	$11,432	$21,807	$27,138

EBITDA and Adjusted EBITDA

EBITDA is defined as net loss (computed in accordance with GAAP), plus interest expense net of interest income, income tax provision, depreciation and amortization. We calculate Adjusted EBITDA by adjusting EBITDA for specific and defined supplemental adjustments to exclude (i) straight-line rent and above/below market lease adjustments; (ii) incentive unit compensation expense; (iii) non-core expenditures; and (iv) Sponsor fees and expenses that were included in net loss.

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we believe certain investors use them as measures of a company’s historical operating performance and its ability to service and incur debt. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA and Adjusted EBITDA margin is appropriate to provide additional information to investors because Adjusted EBITDA and Adjusted EBITDA margin exclude certain nonrecurring and non-cash items which we believe are not indicative of our core operating performance and which are not excluded in the calculation of EBITDA. Adjusted EBITDA is also similar to the measures used under the debt covenants included in our existing debt agreements.

EBITDA and Adjusted EBITDA should not be considered as alternatives to GAAP net loss. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not considered in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	neither reflects our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	neither reflects changes in, or cash requirements for, our working capital needs;

•	neither reflects the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	neither reflects any cash income taxes that we may be required to pay;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	neither is adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; neither reflects the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	neither may be calculated in the same manner as research analysts calculate EBITDA or Adjusted EBITDA or in the same manner as required by our new revolving credit facility;

•	neither reflects limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following tables set forth reconciliations of our net loss to EBITDA and our EBITDA to Adjusted EBITDA for the periods presented:

(in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
Net loss	$(6,687)	$(18,454)	$(32,841)	$(63,388)
Interest and other investment income	(358)	(361)	(757)	(728)
Interest expense	16,495	16,510	33,131	32,428
Depreciation and amortization	26,331	32,291	61,706	76,691
Provision for income taxes	950	1,837	3,550	1,076

EBITDA	36,731	31,823	64,789	46,079

Adjustments to EBITDA:
Straight-line rent and above/below market lease adjustments	(395)	1,469	2,274	12,609
Incentive unit compensation expense	451	800	1,300	2,900
Reorganization/integration costs	578	683	1,684	3,167
Legal settlements	—	82	739	—
Sponsor fees and expenses	2,136	2,105	4,212	4,207

Adjusted EBITDA	$39,501	$36,962	$74,998	$68,962

Adjusted EBITDA Margin	49.9%	49.4%	49.1%	45.6%

We define Adjusted EBITDA margin as Adjusted EBITDA divided by total cash revenues. Total cash revenues are total revenues (as reported in accordance with GAAP), excluding the effects of straight-line rent and above/below market lease adjustments. Total cash revenues for the periods presented are:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
Total revenues	$79,525	$73,421	$150,576	$138,569
Straight-line rent and above/below market lease adjustments	(395)	1,469	2,274	12,609

Total cash revenues	$79,130	$74,890	$152,850	$151,178

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our historical financial condition and results of operations is based upon the combined financial statements of the Predecessor Group, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from those estimates. For a discussion of recently-issued and adopted accounting standards, see Note 2 “Significant Accounting Policies” to the combined financial statements of the Predecessor Group included elsewhere in this prospectus.

Revenue Recognition

We commence recognizing revenue based on an evaluation of a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. Base rental revenue is recognized on a straight-line basis over the terms of the respective leases. The determination of who is the owner, for accounting purposes, of tenant improvements (where provided) determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under a lease are accounted for as lease incentives which are amortized as a reduction of revenue recognized over the term of the lease. In these circumstances, we commence revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. In making this assessment, we consider a number of factors, each of which individually is not determinative.

Certain leases also provide for percentage rents based upon the level of sales achieved by a lessee. These percentage rents are recognized upon the achievement of certain pre-determined sales levels. Leases also typically provide for reimbursement of common area maintenance, property taxes and other operating expenses by the lessee, which are recognized in the period during which the applicable expenditures are incurred.

Rental Properties

Rental property assets are recorded in the combined balance sheets at historical cost, less accumulated depreciation and amortization. Upon acquisition of real estate operating properties, management estimates the fair value of acquired tangible assets (consisting of land, buildings, and tenant improvements), identifiable intangible assets and liabilities (consisting of above and below-market leases, in-place leases and tenant relationships), and assumed debt based on an evaluation of available information. Using these estimates, the estimated fair value is allocated to the acquired assets and assumed liabilities.

The fair values of tangible assets are determined as if the acquired property is vacant. Fair value is determined using an exit price approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If, up to one year from the acquisition date, information regarding the fair value of the assets acquired and liabilities assumed is received and estimates are refined, appropriate adjustments are made to the purchase price allocation on a retrospective basis. We expense transaction costs associated with business combinations in the period incurred.

In allocating the fair value to identifiable intangible assets and liabilities of an acquired operating property, the value of above-market and below-market leases is estimated based on the present value (using an interest rate reflecting the risks associated with leases acquired) of the difference between: (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management’s estimate of fair market lease rates for the property or an equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market or below-market intangible is amortized as a reduction of, or increase to, rental income over the remaining non-cancelable term of each lease, which includes renewal periods with fixed rental terms that are considered to be below-market.

In determining the value of in-place leases and tenant relationships, management evaluates the specific characteristics of each lease and our overall relationship with each tenant. Factors considered include, but are not limited to: the nature of the existing relationship with a tenant, the credit risk associated with a tenant, expectations surrounding lease renewals, estimated carrying costs of a property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include: real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical lease-up periods. Costs to execute similar leases include: commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. The value assigned to in-place leases is amortized to expense over the remaining term of each lease. The value assigned to tenant relationships is amortized over the initial terms of the leases.

Costs directly related to the acquisition, development and construction of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred and major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

•	land improvements—7 to 15 years;

•	buildings and building improvements—15 to 39 years;

•	tenant improvements—the shorter of the remaining term of the related lease or useful life; and

•	furniture, fixtures and equipment—3 to 7 years.

On a periodic basis, management assesses whether there are indicators that the value of our real estate assets (including any related intangible assets or liabilities) may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management includes reviewing properties with low occupancy rates, significant near-term lease expirations, current and historical operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact our intent and ability to hold the property.

If an indicator is identified, a real estate asset is considered impaired only if management’s estimate of current and projected operating cash flows (undiscounted and unleveraged), taking into account the anticipated and probability weighted holding period, are less than a real estate asset’s carrying value. Various factors are considered in the estimation process, including expected future operating income, trends and prospects and the effects of demand, competition, and other economic factors. If management determines that the carrying value of a real estate asset is impaired, a loss will be recorded for the excess of its carrying amount over its fair value.

In situations in which a lease or leases associated with a tenant have been, or are expected to be, terminated early, we evaluate the remaining useful lives of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and leasing commissions). Based upon consideration of the facts and circumstances surrounding the termination, we may write-off or accelerate the depreciation and amortization associated with the asset group. Such write-offs are included within depreciation and amortization in the statements of operations.

Allowance for Doubtful Accounts and Straight-line Rents Receivable

The allowance for doubtful accounts and straight-line rents receivable is increased or decreased through bad debt expense. We periodically evaluate the collectability of our receivables related to base rents, straight-line rent, expense reimbursements and those attributable to other revenue generating activities. This determination requires significant judgment and estimates about matters that are uncertain at the time the estimates are made.

We analyze our receivables and historical bad debt levels, tenant credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims.

Provision for Income Taxes

Each of the Predecessor REIT Subsidiaries has elected to be treated as a REIT under Sections 856 through 860 of the Code. As a result, these Predecessor REIT Subsidiaries generally were not subject to federal or state income tax on their taxable income, provided that the Predecessor REIT Subsidiaries satisfied certain organizational and operational requirements including the requirement to distribute at least 90% of their annual taxable income. If a Predecessor REIT Subsidiary failed to qualify as a REIT in any taxable year, such Predecessor REIT Subsidiary would have been subject to federal and state income taxes on its taxable income at regular corporate tax rates.

We have elected to treat IMC Manager, LLC as a corporation and it is therefore subject to federal and state income taxes. We have elected to treat certain of our subsidiaries as TRSs. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal and state income taxes. Accordingly, the only provision for federal and state income taxes in the consolidated financial statements relates to our TRS entities and IMC Manager, LLC.

Following the Restructuring Transactions, we intend to qualify to be taxed and to operate in a manner that will allow us to be classified as a REIT for federal income tax purposes in our taxable year ending December 31, 2014. We believe our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

We account for income taxes under the asset and liability method. This method requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

We review the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). This ASU is effective within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015 with early adoption permitted in certain circumstances. This ASU changes the requirements for reporting discontinued operations. We anticipate the adoption of this guidance will not have a material impact on our financial position, results of operations, cash flows or disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09. ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. ASU 2014-09 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASU 2014-09 are effective for reporting periods beginning after December 15, 2016, and early adoption is prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently assessing the impact the adoption of ASU 2014-09 will have on the Company’s combined consolidated financial statements.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of June 30, 2014.

Inflation

Should inflation increase in the future, we may experience any or all of the following:

•	difficulty in replacing or renewing expiring leases with new leases at higher rental rates; and

•	an inability to receive reimbursement from our tenants for their share of certain operating expenses, including common area maintenance, real estate taxes and insurance.

Inflation also poses a potential risk to us due to the probability of future increases in interest rates. Such increases would adversely impact us due to our outstanding variable-rate debt. We periodically evaluate our exposure to interest rate fluctuations, and may enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on our floating rate loans.

In the normal course of business, we also face risks that are either non-financial or non-qualitative. Such risks principally include credit risks and legal risks. For a discussion of other factors which may adversely affect our liquidity and capital resources, see “Risk Factors.”

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our real estate investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We currently do not use derivative financial instruments. However, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, we assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

As of June 30, 2014, our primary exposure to market risk was interest rate risk associated with the mortgage loan for IHFC. Outstanding amounts borrowed under our IHFC Debt bore interest at a rate equal to LIBOR (with a 1.00% floor), plus an applicable margin, or “add-on,” of 6.00% per annum. As of June 30, 2014, we had $169,583 outstanding under the IHFC Debt, which represented 33.2% of our total outstanding debt, bearing interest at variable rates indexed to one-month LIBOR, based on our election. The 30-day LIBOR decreased from 0.17% per annum as of December 31, 2013, to 0.15% per annum at June 30, 2014. The remaining 66.8% of our debt outstanding as of June 30, 2014, consisting of various mortgage notes, bore interest at fixed rates.

Following the consummation of the Refinancing Transactions, our primary exposure to market risk is interest rate risk associated with borrowings under the new senior secured credit facilities that we entered into on August 15, 2014. As of June 30, 2014, giving pro forma effect to the Refinancing Transactions, we would have had $522,300 outstanding under our new senior secured credit facilities, which would have represented 100% of total outstanding debt, bearing interest at variable rates. The new first lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The new second lien term loan facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The new revolving credit facility bears interest initially, at our option, at an adjusted LIBOR (with a 1% floor) plus 3.25% per annum or an alternative base rate plus 2.25% per annum.

INDUSTRY OVERVIEW

The retail value of the U.S. home furniture industry (including mattresses) was estimated to total approximately $95 billion in revenue in 2013 according to Furniture Today, the retail value of the U.S. home décor industry was estimated to total approximately $57 billion in revenue in 2012 according to Home Accents Today, and, according to IBISWorld, the U.S. gift industry generated approximately $19.5 billion in sales in 2013 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). Buyers at Markets represent a wide array of re-sellers of merchandise, including traditional home furniture and home décor retail stores, department stores, interior designers and homebuilders as well as other, less traditional furnishings re-sellers, including wholesale clubs, internet/catalog retailers, office supply companies, rent-to-own stores, gift stores, museum shops and specialty décor retailers, such as lighting stores and floor covering retailers. Product manufacturers and suppliers within the home furniture, home décor and gift industries reach these buyers primarily by participating in Markets and showcasing product samples in a customized showroom setting. Some manufacturers and suppliers of home furniture, home décor and gift products also utilize a direct sales force to visit retail locations and showcase products via catalogs and general trade advertising.

We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category.

(1)	Estimated for the year 2013 (including mattresses), according to Furniture Today.
(2)	For the year 2012, according to Home Accents Today.
(3)	For the year 2013, according to IBISWorld.
(4)	According to management estimates.

Home Furniture Markets

We operate in the two largest U.S. home furniture Markets, High Point and Las Vegas. Our High Point Property and Las Vegas Property collectively represent approximately 7.1 million rentable square feet in home furniture showroom space, with approximately 4.7 million rentable square feet on our home furniture floors within our High Point Property and approximately 2.4 million rentable square feet on our home furniture floors within our Las Vegas Property. Other home furniture Markets in the United States are smaller venues with niche offerings and include the Tupelo Furniture Market in Mississippi, focused on upholstered furniture, and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois, providing outdoor and casual furnishings.

Home Décor and Gift Markets

The landscape for the home décor and gift Markets is more fragmented than the home furniture Markets. In the Eastern United States, there are two major home décor and gift Markets, The Atlanta International Gift & Home Furnishings Market and NY NOW. The Atlanta International Gift & Home Furnishings Market offers approximately 4.6 million rentable square feet, of which approximately 4.0 million is allocated to home décor and gift products across permanent and temporary showroom space. It is held each January and July at AmericasMart, a 7.7 million gross square foot facility that also hosts numerous apparel shows. NY NOW is held each February and August at The Javits Center and Pier 94, which represent approximately 893,000 combined gross square feet of temporary showroom space.

In the Western United States, the home décor and gift Markets are dispersed with select larger Markets and numerous smaller regional Markets. The Dallas Total Home & Gift Market is held four times each year and offers both permanent and temporary showroom space in the Dallas Market Center, an approximately 5.0 million gross square foot facility that also hosts numerous apparel Markets. Our Las Vegas Markets have approximately 1.9 million rentable square feet dedicated to the home décor and gift industries within the 4.6 million rentable square foot Las Vegas Property.

The map below shows home décor and gift Markets held in states west of the Mississippi River with greater than 100,000 rentable square feet of permanent or temporary showroom space dedicated to these industries, highlighting the fragmentation within this region.

We have increased the occupancy of our home décor and gift exhibitor space for the Las Vegas Markets from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet for our Market in July 2014. Through the increase in the number of tenants in our Properties and our direct marketing efforts, we have also increased home décor and gift buyer attendance at our Las Vegas Markets 139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014 and established our Las Vegas Markets as a major home décor and gift marketplace. The unique co-location of home décor and gift showroom space with home furniture showroom space has made the Las Vegas Markets a complete destination for the home furniture, home décor and gift industries. We believe this co-location has enhanced our tenants’ and their customers’ experience at our Las Vegas Markets as many of our tenants’ customers cross-shop among these complementary product lines and categories.

BUSINESS

Our Company

Our company, which is structured as an internally-managed REIT, is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We own approximately 11.9 million gross square feet (9.8 million rentable square feet) of premier showroom space across 13 buildings in High Point, North Carolina and three buildings and three exhibition pavilions in Las Vegas, Nevada. Approximately 9.0 million rentable square feet of such showroom space is permanent showroom space and approximately 0.8 million rentable square feet is temporary showroom space. Our showrooms are leased by manufacturers and suppliers of home furniture (such as living room, dining room, and home office furniture bedroom furniture and mattresses), home décor products (such as rugs, lighting, wall art, pillows and bedding) and gift products (such as candles, stationery, floral, holiday and seasonal items and toys). We host two Markets per year at each of our Properties. Markets are generally weeklong business-to-business trade gatherings in the home furniture, home décor and gift industries that enable manufacturers and suppliers to: (i) meet with their existing and prospective customers (a diverse group of retail outlets and interior design buyers); (ii) showcase their latest designs and products; (iii) discover new and emerging trends in their respective industry; and (iv) enter into sales agreements with their customers. Our Markets are the largest gatherings of manufacturers and suppliers (our tenants) and buyers (our tenants’ customers) in the home furniture industry.

Our semi-annual Markets in both High Point and Las Vegas provide our tenants with an efficient and cost-effective means of interacting directly with their customers by providing their customers with a single location that offers access to a broad universe of manufacturers and suppliers as well as a diverse range of their products. We believe this creates significant value for both our tenants and their customers in the U.S. home furniture industry, in the U.S. home décor industry and in the highly fragmented U.S. gift industry. Furniture Today estimates that the U.S. home furniture industry generated approximately $95 billion in revenue in 2013 (including mattresses), and Home Accents Today estimates that the U.S. home décor industry generated approximately $57 billion in revenue in 2012. In addition, according to IBISWorld, the U.S. gift industry generated approximately $19.5 billion in sales in 2013 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). The ability to physically assess our tenants’ merchandise is critical to purchasing decisions for buyers of home furniture, home décor and gift products, and such assessments cannot be replicated through other channels, such as online marketplaces. We believe our business model is highly compelling because: (i) these Markets are essential to our tenants and their customers; (ii) the showroom space we own would be expensive to replicate; and (iii) our industry-leading scale and operational capabilities allow us to provide high quality Market experiences and an attractive return-on-investment for our tenants.

•

Markets are Essential to our Tenants and Their Customers—Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated that they generate approximately 75% of their annual revenue from orders received, or interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows to be a very important source of new products. Our Markets bring a large number of manufacturers and suppliers together with their customers in one location, allowing them to conduct business efficiently and productively. Home furniture Markets have been taking place in High Point for over 100 years, and although our Markets in Las Vegas are relatively new, as the first building opened in 2005, they have established themselves as the Western U.S. home furniture counterpart to the High Point Markets. All of the top 20 home furniture manufacturers and suppliers (based on 2013 total furniture shipments to the United States, according to Furniture Today) that participate in the wholesale furniture trade in North America participate in the High Point Markets or the Las Vegas Markets each year and 15 of such manufacturers and suppliers are our tenants. Our Las Vegas Property is also recognized as a growing destination in the Western United States for home décor and gift products. The centralization of top manufacturers within our Properties drives buyer traffic to our Markets. The chart below illustrates the importance of Markets to manufacturers and dealers in the home furniture industry.

(1)	For the year 2013, according to Mann, Armstead & Epperson, Ltd.
(2)	Estimated for the year 2013 (including mattresses), according to Furniture Today.
(3)	For the year 2012, according to Furniture Today.
(4)	According to management estimates.
(5)	According to the Stax Survey.

•	Our Portfolio of Properties Would be Expensive to Replicate—Our showroom space includes 6.5 million gross square feet in High Point and 5.4 million gross square feet in Las Vegas. We and our tenants have invested significant capital in these facilities, which makes them extremely difficult and costly to replicate. Our High Point Property includes the largest and most iconic showroom buildings in High Point, which are recognized throughout the home furniture industry. Their location in the heart of the downtown furniture district and proximity to the main transportation hub, event venues and food and beverage amenities offer incremental value to our tenants and their customers. Our Las Vegas Property offers state-of-the art buildings specifically designed to serve as showroom and commerce space for the industries we serve and cost approximately $860 million to develop.

•

Our Industry Leading Properties and Operational Capabilities—Since 2011, we have invested in our Properties and our operations to build a business of scale and operational capability that can increase the value of our Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. The opportunity to see a large number of manufacturers and products in a single location makes our Markets compelling to buyers. We have invested considerably and we believe differentially to competition in an effort to deliver both a critical mass of buyers and the opportunity to see a large number of manufacturers’ products. We have invested approximately $24 million in the High Point Property since 2011, primarily to re-merchandise the showroom space and improve navigation and the overall buyer and exhibitor experience at our High Point Markets. We have invested approximately $35 million in our Las Vegas Property, primarily to re-merchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. Included in this aggregate investment is an 18 person call center that contacts approximately 80,000 retailers a year to recruit buyers for our

Markets. We believe that our unique scale, investment and positioning as an industry leader provide high quality Market experiences and an attractive return-on-investment for our tenants, which we believe positions us to continue to grow rental rates and occupancy rates.

We believe that we provide essential venues and services for both our tenants and their customers. We expect that our business will have meaningful opportunities to continue to grow, as we continue to deliver the advantages of our business model to our tenants and their customers. We believe this growth will manifest itself, as it has in recent years, through a combination of rental rate and occupancy rate increases in our Properties.

Our Properties

High Point: High Point hosts two Markets annually, one in April and the other in October. The High Point Markets have long been the seminal sales events in the U.S. home furniture industry. Our High Point Property consists of 13 buildings that encompass approximately 6.5 million gross square feet (5.2 million rentable square feet), making us the largest landlord of showroom space in High Point, with 57% of the total available gross square footage for showrooms (according to High Point showroom tax records). In contrast, no other property owner of showroom space in High Point owns more than 4% of the total available gross square footage for showrooms. We believe we own more than 85% of the highest-quality showroom properties in High Point based on their location in the heart of the downtown furniture district, proximity to the main transportation hub, event venues and food and beverage amenities and the tenants located in such properties. All of our buildings are located within the core downtown furniture district at the heart of the Markets, have a strong concentration of anchor tenants, including well-known brands such as Ashley Furniture Industries, Bassett Furniture and La-Z-Boy, and attract key industry buyers, such as Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home. Also, two of our showroom properties in High Point feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space on a longer term lease. We believe this temporary space in High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas. The average occupancy rate in our High Point Property for the period from January 1, 2012 to June 30, 2014 was approximately 90%. During this period, our rental rates increased at a compounded annual growth rate of 8.4%.

Las Vegas: Our Las Vegas Property hosts two Markets annually, one in January and the other in July/August. Our Las Vegas Property, which is located a few miles from the Las Vegas Strip and adjacent to downtown Las Vegas, has a world class campus that consists of three main buildings and three exhibition pavilions that have approximately 5.4 million gross square feet (4.6 million rentable square feet). The three buildings include tenants in the home furniture, home décor and gift industries. We host the only Western U.S. home furniture Markets and our Las Vegas Markets have emerged as one of the leading Western U.S. home décor and gift Markets. Our Las Vegas Markets are also uniquely positioned as the nation’s leading bedding marketplace, with over 330,000 occupied square feet dedicated to mattress and bedding companies, including all of the top 15 mattress suppliers that participate in the U.S. wholesale mattress trade according to Furniture Today (based on 2013 shipments to the United States). Some of the iconic furniture brands that rent space in our Las Vegas Property include Ashley Furniture Industries, Bassett Furniture, Lexington Home Brands and Stanley Furniture Company, as well as well-known mattress brands, such as Sealy, Serta and Simmons. These tenants attract many of the same major industry buyers that attend the High Point Markets, as well as regional Western U.S. retailers and interior designers. In total, the Las Vegas Markets attract approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2013 in the United States based on data published by Furniture Today. From January 1, 2012 to June 30, 2014, we have strategically lowered certain rental rates and improved our Las Vegas Property occupancy rate from 59.5% to 80.1%, which has helped create a more vibrant experience for our tenants and their customers at our Las Vegas Markets. As we continue to increase occupancy levels in our Las Vegas Property, we expect our average rental rates will increase.

Our Operating Model

We believe our business model is similar to that of tradeshow companies in that we bring large numbers of sellers and buyers together at regular events, yet our model is superior in that we own our Properties and the majority of our showroom square footage is leased on a multi-year basis. This permanent showroom space model encourages our tenants to make significant capital investments to customize their showrooms and improve the presentation of their products. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 5.2 years with weighted average annual rent escalators of 5.5% on the remaining term. Multi-year leases generate stable and predictable revenues and approximately 84% of our 2013 revenue was generated from rent payments under such leases. Approximately 9% of our 2013 revenue was generated from short-term leases (including temporary space), and the remaining 7% from advertising revenue and ancillary tenant services, such as movement of our tenants’ products into and out of their showroom spaces and other related logistics services. We have limited tenant concentration, with no single tenant accounting for more than 3% of our 2014 permanent rental revenue to date. We also maintain longstanding relationships with many of our tenants, as exemplified by some of our key anchor tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy, which have each leased space in our Properties for more than 20 years.

We believe our business is capital efficient with a very low level of investment in tenant improvements compared to many other REITs, averaging only $2.86 per square foot in 2013 (excluding approximately $10 million of non-recurring major strategic investments consisting principally of re-merchandising and renovating several floors in our Properties). It is common for our tenants to make substantial investments in their showroom space to create a premium environment in which to showcase their products. These improvements include new flooring, additional interior walls, fireplaces, moldings and light fixtures as our tenants often seek to merchandise their product as retailers would and as the product would eventually appear in the home. In addition, our tenants often invest in the build-out of additional amenities for their staff and customers, such as office space, meeting space and kitchen and bar areas. Due to our long-term lease structure, our tenants are able to amortize these build-out costs over the full lease term, making these investments more cost-effective for them. We believe that the substantial investments that our tenants make in their showroom space support our high lease renewal rates.

We support our tenants by driving buyer attendance at our Markets through direct marketing channels (mail, email and an in-house call center). At our Markets, we create an exceptional experience by providing entertainment events and hosting on-site networking, social and educational opportunities for tenants and their customers. We also provide advertising opportunities for our tenants, including official publications and on-site large format sponsorships (such as interior and exterior branded banners covering walls and walkways), which help our tenants establish and differentiate their trade brands with a captive buyer audience.

Operational efficiency is a critical component of our business model and we generated an Adjusted EBITDA margin of 49.1% in 2013 and 45.6% in 2012. Our scalable cost structure and low capital expenditures position us well for future earnings and cash flow growth, and we anticipate only minimal expense increases to achieve our internal growth strategies. For the 12 months ended June 30, 2014, we generated revenue of $157 million and Adjusted EBITDA of $78 million, respectively. Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under GAAP. For definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations of those non-GAAP measures to our GAAP measures for those periods, see “Prospectus Summary—Summary Combined Financial and Other Operating Data.”

Finally, we believe our business model would be expensive to replicate. Our Las Vegas Property was developed at a cost of approximately $860 million, creating a venue catering specifically to the home furniture, home décor, and gift industries. Our scale allows us to attract and retain high quality management, leasing and operations teams that we believe would be difficult to replicate in a smaller business. In addition, tenants in our Properties have invested significantly in tenant improvements, creating bespoke showrooms in each of our facilities, which we believe contributes to increase our lease renewal rates. Importantly, we believe the risk of disintermediation from other channels, such as online marketplaces, is mitigated because buyers in the home furniture, home décor and gift industries want to examine merchandise in-person to determine quality, craftsmanship and style, which must be done on-site with the product.

Formation in 2011

Showrooms that participate in the High Point Markets are located in approximately 180 buildings that are controlled by more than 100 owners throughout the city of High Point. Before IMC LP’s formation in 2011, the buildings that comprise our High Point Property were owned by the three largest High Point showroom landlords. During the difficult economic environment in 2007 and 2008, the fragmented ownership in the High Point Markets led to downward pricing pressure.

In the early 2000s, a group of real estate developers began the development of the Las Vegas Property to create an alternative to the High Point Markets. Building A of the Las Vegas Property opened in 2005 and was followed by buildings B and C, which opened in 2007 and 2008, respectively. Fueled by strong credit markets, the group leading the development of the Las Vegas Property incurred very high debt levels to fund the development. The Las Vegas Property, which opened shortly before the recession, struggled to reach planned occupancy levels due to the economic decline and a failure to attract key tenants from the High Point Markets. These factors led to financial distress for the Las Vegas Property.

In 2011, funds affiliated with Bain Capital and an entity affiliated with Oaktree and their partners formed IMC LP to acquire the entities that owned the Properties and operate them as a single integrated business. We believe that, as a result of this combination, we have created a new business with the ability to serve our tenants and their customers in new and more compelling ways.

Progress Since 2011

In High Point, our ownership of the majority of the showroom space enabled us to create an attractive platform for us and for our tenants. Average rental rates in our High Point Property increased from $13.50 per square foot as of January 1, 2012 to $15.25 per square foot as of June 30, 2014. This increase has been driven by a 6.4% average re-leasing spread on the approximately 23% of our square footage lease agreements that expired during this two and one-half-year period.

We have re-positioned the Las Vegas Markets since taking ownership. Instead of seeking to provide an alternative to the High Point Markets, we have invested in driving a unique set of primarily Western U.S. buyers to the Las Vegas Markets and positioned our Las Vegas Markets as complementary to the High Point Markets for home furniture. The Las Vegas Markets attract approximately 85% of their domestic buyers from states west of the Mississippi River, a region that represented approximately 40% of all home furniture sales in 2013 in the United States based on data published by Furniture Today. In addition, approximately 87% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique relative to the High Point Markets, providing significant incremental opportunity for tenants seeking national distribution. Our efforts to re-position the Las Vegas Markets with respect to the High Point Markets included, among other initiatives, cross-selling key High Point tenants by highlighting the benefit of reaching a national audience with a presence in both Markets. It also involved updating our leasing materials to focus on the value of reaching a unique Western U.S. buyer base rather than positioning Las Vegas as the future of the home furniture showroom industry. We significantly increased the volume of retailer outreach to Western U.S. buyers compared to other regions to direct a Western U.S. audience to the Las Vegas Markets. In response to this re-positioning, our occupancy for home furniture permanent space has increased approximately 30% from approximately 1.49 million square feet on January 1, 2012 to approximately 1.94 million square feet on June 30, 2014. In addition, key tenants from High Point now maintain showroom space in both locations, and we expect to continue to utilize our relationships in High Point to cross-sell our Las Vegas Property.

In our Las Vegas Property, we also invested to re-merchandise the space, relocating tenants by product category, creating dedicated home décor and gift “neighborhoods” within our buildings that group similar exhibitors with similar and complementary products near one another. We have invested approximately $35 million in our Las Vegas Property, primarily to remerchandise the showroom space and develop a strong and growing Western U.S. home décor and gift Market. We have further supported this growth area with key investments and resource support. For example, we have: (i) hired a highly experienced home décor and gift leasing team; (ii) increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet for our Market in July 2014; and (iii) increased home décor and gift buyer attendance 139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014, due to the increase in the number of tenants in our Properties and to our direct marketing efforts. The co-location of the home furniture, home décor and gift Markets has made the Las Vegas Markets a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances our tenants’ experience at our Las Vegas Markets as many buyers cross-shop among these complementary product lines and categories.

Overview of the Home Furniture, Home Décor and Gift Industries in the United States

The retail value of the U.S. home furniture industry (including mattresses) was estimated to total approximately $95 billion in revenue in 2013 according to Furniture Today, the retail value of the U.S. home décor industry was estimated to total approximately $57 billion in revenue in 2012 according to Home Accents Today, and, according to IBISWorld, the U.S. gift industry generated approximately $19.5 billion in sales in 2013 at traditional gift retail stores, such as souvenir shops, greeting card shops, novelty shops, Christmas stores, balloon shops and curiosity shops (excluding sales at retail stores and outlets that are not primarily focused on gifts, such as florists, theme parks, hardware stores and garden stores). Buyers at Markets represent a wide array of re-sellers of merchandise, including traditional home furniture and home décor retail stores, department stores, interior designers and homebuilders as well as other, less traditional furnishings re-sellers, including wholesale clubs, internet/catalog retailers, office supply companies, rent-to-own stores, gift stores, museum shops and specialty décor retailers, such as lighting stores and floor covering retailers. Product manufacturers and suppliers within the home furniture, home décor and gift industries reach these buyers primarily by participating in Markets and showcasing product samples in a customized showroom setting. Some manufacturers and suppliers of home furniture, home décor and gift products also utilize a direct sales force to visit retail locations and showcase products via catalogs and general trade advertising.

We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category.

(1)	Estimated for the year 2013 (including mattresses), according to Furniture Today.
(2)	For the year 2012, according to Home Accents Today.
(3)	For the year 2013, according to IBISWorld.
(4)	According to management estimates.

Home Furniture Markets

We operate in the two largest U.S. home furniture Markets, High Point and Las Vegas. Our High Point Property and Las Vegas Property collectively represent approximately 7.1 million rentable square feet in home furniture showroom space, with approximately 4.7 million rentable square feet on our home furniture floors within our High Point Property and approximately 2.4 million rentable square feet on our home furniture floors within our Las Vegas Property. Other home furniture Markets in the United States are smaller venues with niche offerings and include the Tupelo Furniture Market in Mississippi, focused on upholstered furniture, and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois, providing outdoor and casual furnishings.

Home Décor and Gift Markets

The landscape for the home décor and gift Markets is more fragmented than the home furniture Markets. In the Eastern United States, there are two major home décor and gift Markets, The Atlanta International Gift & Home Furnishings Market and NY NOW. The Atlanta International Gift & Home Furnishings Market offers approximately 4.6 million rentable square feet, of which approximately 4.0 million is allocated to home décor and gift products across permanent and temporary showroom space. It is held each January and July at AmericasMart, a 7.7 million gross square foot facility that also hosts numerous apparel shows. NY NOW is held each February and August at The Javits Center and Pier 94, which represent approximately 893,000 combined gross square feet of temporary showroom space.

In the Western United States, the home décor and gift Markets are dispersed with select larger Markets and numerous smaller regional Markets. The Dallas Total Home & Gift Market is held four times each year and offers both permanent and temporary showroom space in the Dallas Market Center, an approximately 5.0 million gross square foot facility that also hosts numerous apparel Markets. Our Las Vegas Markets have approximately 1.9 million rentable square feet dedicated to the home décor and gift industries within the 4.6 million rentable square foot Las Vegas Property.

The map below shows home décor and gift Markets held in states west of the Mississippi River with greater than 100,000 rentable square feet of permanent or temporary showroom space dedicated to these industries, highlighting the fragmentation within this region.

We have increased the occupancy of our home décor and gift exhibitor space for the Las Vegas Markets from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet for our Market in July 2014. Through the increase in the number of tenants in our Properties and our direct marketing efforts, we have also increased home décor and gift buyer attendance at our Las Vegas Markets 139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014 and established our Las Vegas Markets as a major home décor and gift marketplace. The unique co-location of home décor and gift showroom space with home furniture showroom space has made the Las Vegas Markets a complete destination for the home furniture, home décor and gift industries. We believe this co-location has enhanced our tenants’ and their customers’ experience at our Las Vegas Markets as many of our tenants’ customers cross-shop among these complementary product lines and categories.

Business and Growth Strategies

Our primary business objective is to maximize total return for our shareholders. To accomplish this goal, we are focused on creating value for our tenants and their customers who attend our Markets. We continue to invest our expertise and resources in initiatives that we believe will result in a better buyer experience and ultimately more opportunities for our tenants to generate strong returns on their showroom investments. We intend to pursue the following business and growth strategies.

Deliver Premium Value to Our Tenants in High Point

As of June 30, 2014, our High Point Property average rental rate was $15.25 per square foot. We believe there is an opportunity to increase rental rates in our High Point Property above the weighted average annual rental rate escalators of 5.3%, embedded in multi-year leases currently in effect, because of the value to our tenants in High Point as evidenced by the following four key factors.

•	The High Point Markets have been the primary home furniture Markets for over 100 years, are known as the “Furniture Capital of the World” and both home furniture manufacturers and suppliers and their customers recognize the value of having a presence at these Markets.

•	We continue to add value to our High Point Property and have invested approximately $24 million since 2011 to enhance the experience for our tenants and their customers by creating distinct neighborhoods and investing in facilities, signage and navigational tools. In addition, our marketing team has implemented a comprehensive marketing campaign highlighting our High Point Property and existing tenants to attract home furniture buyers to our buildings. We also offer on-site amenities for buyers, including product locators, educational seminars and food court areas.

•	Our portfolio offers current tenants and prospective tenants access to the highest concentration of premium showroom space in the High Point Markets. The 13 buildings comprising our High Point Property are located in the core downtown market district and we believe represent more than 85% of the highest quality showroom property in the High Point Markets. Coupled with our investments to improve the quality of our tenants’ and their customers’ experience at our High Point Markets, we believe the location and quality of our High Point Property offer exhibitors a higher value relative to other available home furniture showroom space which allows us to achieve higher rental rates than most of our competitors in High Point.

•	Since 2011, we have invested considerably in our High Point Property to build scale and operational capabilities that increase the value of our High Point Markets for both our tenants and their customers. The critical mass of buyers that visit our tenants’ showrooms is one of the factors that make our Markets compelling to our tenants. This strategy has resulted in increased rental rates at our High Point Property. Our ownership of a majority of the High Point showroom space enables us to implement a rationalized rental rate structure for our tenants located in our High Point Property based on the location and quality of each individual showroom space. Accordingly, we believe there is room for continued rental rate growth in our High Point Property.

Continue to Grow the Re-positioned Las Vegas Home Furniture Markets

Since 2011, we have re-positioned the Las Vegas Markets as complementary to the High Point Markets. In particular, the universe of buyers who attend the Las Vegas Markets is distinctly different than the universe of buyers who attend the High Point Markets. The Las Vegas Markets provide significant opportunity for our High Point Property tenants seeking national distribution and exposure to incremental potential customers as approximately 85% of the domestic buyers who attend the Las Vegas Markets come from states west of the Mississippi River. In addition, approximately 87% of the home furniture and home décor buyers that attend our Las Vegas Market are unique relative to the High Point Markets. We will continue to seek cross-sell prospects from the High Point Property who do not yet participate in the Las Vegas Markets.

We also invested in relocating tenants by product category in our Las Vegas Property. This relocation increased the concentration of tenants and products in buildings A and B while also allowing us to strategically locate tenants into distinct neighborhoods, which creates an improved shopping experience for buyers. As a result of this strategy, occupancy in buildings A and B increased from 68% to 88% from January 1, 2012 to June 30, 2014. Given this increased occupancy rate, we can focus on improving tenant mix and increasing rental rates.

As a result of these cross-selling and re-positioning efforts, we believe that we have the opportunity to increase both our Las Vegas Property occupancy rates and average rental rates over time.

Grow Our Western U.S. Home Décor and Gift Markets

The landscape of the home décor and gift Markets in the Western United States is highly fragmented, with numerous smaller Markets that we believe lack a critical mass of exhibitors. Since 2011, we have successfully built the home décor and gift exhibitor space in the Las Vegas Markets to compete with these smaller Markets and provide a more complete product offering to Western U.S. buyers in these categories.

In order to build our home décor and gift exhibitor space, we invested to re-merchandise our Las Vegas Property creating dedicated and contiguous home décor and gift neighborhoods. In addition, we hired a highly experienced home décor and gift leasing team in 2012. This leasing team increased the occupancy of the home décor and gift exhibitor space from approximately 0.8 million occupied square feet as of January 1, 2012 to approximately 1.2 million occupied square feet in our Market in July 2014 and increased occupancy in building C from 46% as of January 1, 2012 to 68% as of June 30, 2014. This concentration of tenants and products coupled with our innovative marketing techniques resulted in a 139% increase in home décor and gift buyer attendance from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014. We believe our leasing efforts in these categories have positioned the Las Vegas Markets as a complete destination for products across the home furniture, home décor and gift industries. We believe this structure enhances the Las Vegas Markets experience as many buyers cross-shop among these complementary product lines and categories. We intend to continue to create value for our tenants and their customers as we add new exhibitors in the home décor and gift industries. We believe this will lead to further occupancy and rental rates increases, on top of the rent growth that is embedded in our current leases in the form of rental rate escalators.

Pursue Additional Revenue Opportunities Consistent with our Business Model

We plan to continue to evaluate expansion, both organically, as we have done in the home décor and gift Markets, and through acquisitions, as in the activities that led to IMC LP’s formation in 2011. We believe there are potential expansion opportunities in certain furnishings verticals, such as housewares, hospitality, office, casual and outdoor furniture industries.

In addition to our existing Properties, we own 29 acres of undeveloped land adjacent to our Las Vegas Property. This additional land provides us with the strategic opportunity to increase available showroom space in the Las Vegas Markets, which would allow us to enter into additional industry verticals. Finally, we believe there are opportunities to deliver a similar value proposition in select international venues which have yet to establish formalized home furniture, home décor and gift Markets. We believe the opportunity exists to partner with or acquire local operators and developers in these international Markets.

Our Competitive Strengths

We believe the following strengths differentiate us from both other real estate owners and tradeshow operators and position us for sustainable growth as a public company.

Markets Are Essential to the Industries We Serve

The home furniture, home décor and gift manufacturing industries are highly fragmented. For example, we believe there are approximately 5,000 distinct manufacturers of products and approximately 60,000 distinct buyers in the home furniture industry. We believe consolidation among manufacturers in these industries is unlikely given the limited capital requirements, low barriers to entry and the absence of significant economies of scale.

We believe that Markets provide a critical and irreplaceable forum for the home furniture, home décor and gift industries to transact business. Markets are a cost efficient venue offering the convenience of a single, large gathering of industry buyers and sellers thus creating a critical mass for participants to maximize their return on time and investments. Home furniture manufacturers and dealers that participated in Markets in 2010 and that were interviewed for the Stax Survey indicated that they generate approximately 75% of their annual revenue from orders received, or interactions at Markets generally. In addition, according to a survey conducted in 2014 by Gift and Decorative Accessories Magazine, gift buyers consider Markets and tradeshows as a very important source of new products. Also, due to the highly tactile nature of the products (buyers typically need to physically assess a product prior to making a purchasing decision), we believe Markets are not at risk of disintermediation from other channels.

We Have a Leadership Position in our Industry

We are the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. This position makes our Markets more efficient for both our tenants and their customers. We own and operate 16 buildings and three exhibition pavilions encompassing 11.9 million gross square feet (9.8 million rentable square feet) of showroom space for the home furniture, home décor and gift industries in High Point and Las Vegas that are strategically located in the Eastern and Western United States. We own 6.5 million gross square feet (5.2 million rentable square feet), or 57%, of the total available gross square feet of showroom space, and more than 85% of the highest-quality showroom space in the High Point Markets, often referred to as the “Furniture Capital of the World.” We own 5.4 million gross square feet (4.6 million rentable square feet), or 100%, of the total available gross square feet of showroom and exhibition space in the Las Vegas Markets, with world-class infrastructure and amenities. The Las Vegas Property was developed at a cost of approximately $860 million.

Tenants recognize Markets as essential to competing in their respective industries, and we own substantially more total square footage and more home furniture-dedicated showroom space than any of our competitors. Our tenants include leaders in their respective industry segments, such as Ashley Furniture, Klaussner Furniture and La-Z-Boy, that utilize our Markets to effectively showcase their products to their industries’ most important buyers, including Mattress Firm, Restoration Hardware, Rooms to Go and Williams Sonoma Home.

Our significant real estate ownership in the High Point Markets and our 100% ownership in the Las Vegas Markets provide us significant flexibility to execute our growth strategy. We believe our High Point Property serves as the center of the home furniture industry and, while the Las Vegas Property was originally built as an alternative to the High Point Markets, we have re-positioned our Las Vegas Property to complement our High Point Property by becoming the premier home furniture market for the Western United States. In addition, we have positioned our Las Vegas Markets as the major home décor and gift Markets in the highly fragmented home décor and gift Markets in the Western United States by relocating home décor and gift industry tenants in a concentrated fashion to create home décor and gift neighborhoods. While many of our tenants maintain a presence in both High Point and Las Vegas, there is limited overlap among the buyers who participate in the Las Vegas Markets and High Point Markets. Approximately 85% of the domestic buyers who attend the Las Vegas Markets are from states west of the Mississippi River. In addition, approximately 87% of the home furniture and home décor buyers that attend our Las Vegas Markets are unique versus the High Point Markets, which we believe drives the need for manufacturers to lease space in both Las Vegas and High Point in order to reach a national audience.

Strong Operational Capabilities

Since 2011, we have assembled an experienced senior management team led by our chief executive officer, Robert Maricich, a 39 year veteran of the furnishings and exhibitions industries who maintains strong, long-term relationships with a broad range of our tenants and key industry players. Our remaining senior management team members have significant experience in their respective disciplines, providing us with in-house expertise and resources in lease administration, accounting, financing, acquisitions, marketing, asset and property management, event production and hospitality, and human resources. In addition, we have a 28 person leasing team with deep industry relationships and an average of approximately 18 years of experience across the home furniture, home décor and gift exhibitions industries. Together, this team creates a platform that is highly scalable. See “Management” for further information regarding our executive officers and other key members of management.

Driving attendance of buyers that are relevant to our tenants is a key to our success because our tenants’ success at our Markets is dependent upon buyers visiting their showroom space to purchase their products. We employ a team of 40 professionals who execute comprehensive marketing programs to increase buyer attendance at our Markets. These professionals have established strong relationships with both tenants and buyers. Our marketing efforts also include creating and maintaining a database of past, current and prospective buyers in the United States and abroad. We contact more than 200,000 buyers for our Las Vegas Markets through direct mail, email and personal live outreach from a dedicated call center and have found these strategies work to increase buyer attendance at our Markets. For example, we increased home décor and gift buyer attendance at our Las Vegas Markets by 139% from the Market in January 2010 to our Market in January 2014 and 129% from our Market in July 2012 to our Market in July 2014.

In High Point, there is a government-funded organization called the HPMA, which is responsible for hosting the High Point Markets and marketing the events to buyers along with on-site market logistics (such as registration, transportation, entertainment and security). We supplement the HPMA’s marketing efforts with our own comprehensive outreach to buyers to promote our High Point Property and generate a high-value flow of buyers for our tenants. This comprehensive outreach to buyers includes brand building and awareness vehicles such as sponsoring industry-related conferences and events, social media, web-based advertising, advertising in trade publications and direct marketing to buyers. We believe we provide the most comprehensive marketing plan of any landlord in High Point due to our size and resources.

Stable Business Model With Embedded Growth

We typically enter into multi-year leases with our tenants, and such leases generated approximately 84% of our revenue in 2013. Multi-year leases currently in effect have a weighted average term (based on revenue) of approximately 5.2 years. As of December 31, 2013, approximately 2.0 million square feet, or 27%, of our leases expire within the next 12 months, approximately 1.9 million square feet, or 25%, expire between 12 and 24 months, and approximately 1.4 million square feet, or 19%, expire between 24 and 36 months. Our multi-year leases generally include annual rental rate increases. Leases currently in effect have a weighted average annual rent escalators of 5.5% on the remaining term. This represents a significant and contracted source of internal revenue growth for us. Also, our tenants invest their own capital in customizing their showroom rental space and are generally motivated to renew leases upon expiration. For example, tenants, such as Ashley Furniture Industries, Broyhill Furniture Industries, Hooker Furniture and La-Z-Boy have each leased showroom space in buildings that now comprise our Properties for more than 20 years. In 2013, leases representing 19% of our occupied square footage expired or the tenants under them opted for early renewal and 90% of such showroom space was renewed. Our high renewal rate and the significant capital expenditures by our tenants in their showrooms help limit our capital expenditures, which averaged only approximately $2.86 per square foot in 2013 (excluding approximately $10 million of non-recurring major strategic investments consisting principally of re-merchandising and renovating several floors in our Properties).

Approximately 9% of our 2013 revenue was generated from short-term leases (including temporary space). In our Las Vegas Property we offer approximately 0.5 million rentable square feet of space for temporary exhibitors who lease this space on a short-term basis for use during our Markets similar to how space is leased by tradeshow companies. Two of our showroom properties in High Point, containing approximately 0.3 million square feet, feature dedicated temporary space that we believe is unique in High Point and serves as an incubator for new tenants who may initially lease space for a single Market before deciding whether to rent showroom space pursuant to a longer term lease. We believe this temporary space in Las Vegas and High Point is also regarded by buyers as the best opportunity to see new manufacturers with innovative products, which attracts buyers to our buildings and therefore allows us to command premium rental rates in these areas.

The majority of our cost base is fixed, and expenses are not expected to increase significantly in order to achieve our growth objectives. We achieved an Adjusted EBITDA margin of 49.1% in 2013 and 45.6% in 2012. We believe that our highly scalable cost structure will allow us to continue to generate strong operating results. Adjusted EBITDA margin is not a measure of financial performance under GAAP. For a definition of Adjusted EBITDA margin and a reconciliation of that non-GAAP measure to our GAAP measure for those periods, see “—Summary Combined Financial and Other Operating Data.”

We have over 800 distinct permanent tenants, with no single tenant accounting for more than 3% of our rental revenues. Our highly diversified tenant base minimizes our customer concentration risk and provides us with negotiating leverage.

Flexible Capital Provides Opportunities for Disciplined Growth

Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect to have total outstanding debt of approximately $             million maturing on August 15, 2020, with an interest rate of adjusted LIBOR (with a 1% floor) plus 4.25% per annum. Upon the completion of this offering after giving effect to the use of proceeds therefrom, we expect our total debt-to-EBITDA to be                     x and we will have no principal amortization requirements until the maturity date. We have access to a $50 million first lien revolving credit facility, which will be undrawn following this offering. See “—Refinancing Transactions” and “Use of Proceeds.” As a public company, we plan to utilize multiple sources of capital, which will allow us to pursue opportunistic acquisitions at attractive levels.

Our Portfolio

The following table lists the buildings comprising the High Point Property and the Las Vegas Property. All of the buildings comprising our Properties were acquired as of May 2, 2011, except the Showplace buildings in High Point (Showplace, Showplace West, Hamilton 200, Hamilton 320 and Hamilton 330), which were acquired on July 29, 2011. The company has fee title to each of the individual buildings except for the commerce wing of the International Home Furnishings Center in High Point, which is subject to a ground lease as more fully described herein.

Our High Point Property consists of the 13 buildings listed below that are rented to sellers of home furniture and home décor that encompass approximately 6.5 million gross square feet (5.2 million rentable square feet) of showroom and exhibition space. Our Las Vegas Property consists of three buildings (building A, building B and building C) and three exhibition pavilions that encompass approximately 5.4 million gross square feet (4.6 million rentable square feet) of showroom and exhibition space for sellers of products in the home furniture, home décor and gift industries.

Properties	Street Address
High Point, North Carolina
International Home Furnishings Center	209-211 S. Main Street
National Furniture Mart	200 S. Main Street
Furniture Plaza	210 S. Main Street
Plaza Suites	222 S. Main Street
South Main	300 S. Main Street
Historic Market Square	200 W. Commerce Avenue
Market Square Tower	317 W. High Avenue
Market Square Suites	305 W. High Avenue
Hamilton Market	101 N. Hamilton
Showplace	211 E. Commerce Avenue
Hamilton 200	200 N. Hamilton Street
Hamilton 320	320 N. Hamilton Street
Hamilton 330	330 N. Hamilton Street

Las Vegas, Nevada
World Market Center building A	495 S. Grand Central Parkway
World Market Center building B	475 S. Grand Central Parkway
World Market Center building C	455 S. Grand Central Parkway

In addition to the above properties, we also own: (a) the World Market Center garage which is a free standing parking structure with 3,600 spaces, (b) the World Market Center pavilions, a 350,000 rentable square foot space for temporary exhibitors and other events, and (c) the Showplace West building, which is an eight story vacant building previously used as commercial office space.

Contract Rent

The following table sets forth the rentable square feet, number of leases, occupancy percentages, annualized contract rent, annualized contract rent per square foot, annualized contract rent net of abatements and annualized contract rent net of abatements per square foot for the permanent showroom space for our Properties as of June 30, 2014 and December 31, 2013, 2012 and 2011. Because IMC LP was formed in 2011, we have not been able to include additional years.

	RSF, Permanent Space only (1)	Number of Leases	Occupancy Percentage (2)	Annualized Contract Rent (3)	Annualized Contract Rent PSF (1)(3)	Annualized Contract Rent net of Abatements (4)	Annualized Contract Rent PSF net of Abatements (1)(4)
As of June 30, 2014
High Point Property	4,916,675	522	87.2%	$65,368,390	$15.25	$63,435,694	$14.80
Las Vegas Property	4,098,248	731	80.1%	72,597,216	22.11	68,652,756	20.91

Total	9,014,923	1,253	84.0%	$137,965,606	$18.22	$132,088,450	$17.44

As of December 31, 2013
High Point Property	4,874,168	527	87.4%	$62,510,676	$14.67	$62,400,108	$14.65
Las Vegas Property	4,098,272	694	77.1%	71,198,856	22.53	66,018,936	20.89

Total	8,972,440	1,221	82.7%	$133,709,532	$18.02	$128,419,044	$17.31

As of December 31, 2012
High Point Property	4,889,805	536	88.5%	$60,694,730	$14.03	$60,539,606	$13.99
Las Vegas Property	4,003,028	503	60.5%	59,597,688	24.63	58,124,304	24.02

Total	8,892,833	1,039	75.9%	$120,292,418	$17.83	$118,663,910	$17.58

As of December 31, 2011
High Point Property	4,836,723	501	86.2%	$56,331,588	$13.50	$55,132,920	$13.22
Las Vegas Property	4,126,436	409	59.5%	64,594,932	26.29	64,502,868	26.26

Total	8,963,159	910	73.9%	$120,926,520	$18.24	$119,635,788	$18.06

(1)	Represents rentable square feet available for long term leases and does not include approximately 0.3 million rentable square feet and approximately 0.5 million rentable square feet of showroom space available to temporary users in High Point and Las Vegas, respectively, as of June 30, 2014.
(2)	The Showplace West building, which is vacant, is not included in the calculation of occupancy.
(3)	Annualized Contract Rent includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance but excluding rent abatements in place as of the dates indicated above.
(4)	Annualized Contract Rent net of Abatements includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance, including rent abatements in place as of the dates indicated above. Annualized rent abatements include the base rent amounts not charged to a tenant.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our portfolio based on rentable square feet as of December 31, 2013.

Square Feet Under Lease	Number of Leases	Percentage of All Leases	Total Leased RSF	Percentage of Total RSF	Annualized Contract Rent(1)	Percentage of Annualized Contract Rent
High Point Property
Available
2,000 or less	156	12.8%	188,964	2.1%	$4,426,174	3.3%
2,001 - 5,000	181	14.8%	596,375	6.6%	12,481,384	9.3%
5,001 - 10,000	85	7.0%	602,356	6.7%	10,548,303	7.9%
10,001 - 15,000	37	3.0%	445,455	5.0%	6,188,603	4.6%
15,001 - 20,000	18	1.5%	302,652	3.4%	5,147,319	3.8%
20,001 - 25,000	13	1.1%	296,246	3.3%	4,054,510	3.0%
Greater than 25,000	37	3.0%	1,827,626	20.4%	19,664,364	14.7%

Las Vegas Property
Available
2,000 or less	158	12.9%	220,013	2.5%	$5,267,136	3.9%
2,001 - 5,000	370	30.3%	1,111,607	12.4%	26,271,500	19.6%
5,001 - 10,000	109	8.9%	772,982	8.6%	18,646,428	13.9%
10,001 - 15,000	27	2.2%	326,784	3.6%	6,594,479	4.9%
15,001 - 20,000	18	1.5%	308,516	3.4%	6,250,913	4.7%
20,001 - 25,000	6	0.5%	132,686	1.5%	2,603,538	1.9%
Greater than 25,000	6	0.5%	287,632	3.2%	5,564,881	4.2%

(1)	Annualized Contract Rent includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance but excluding rent abatements in place as of the dates indicated above.

Lease Expirations

The following table sets forth a summary schedule of the expirations of leases in place as of December 31, 2013, for the years 2014 through 2023 and thereafter. The information assumes that tenants do not exercise renewal options or early termination rights.

Year of Lease Expiration	Number of Expiring Leases	Total RSF of Expiring Leases	Annualized Contract Rent(1)	Percentage of Annualized Contract Rent
High Point Property
2014	185	1,105,646	$17,339,497	13.0%
2015	126	926,883	13,167,302	9.8%
2016	90	872,982	11,574,870	8.7%
2017	72	780,454	11,632,287	8.7%
2018	48	438,269	7,194,876	5.4%
2019	1	1,789	45,172	0.0%
2020	3	62,791	815,512	0.6%
2021	1	14,860	165,140	0.1%
2022	1	56,000	576,000	0.4%
2023	—	—	—	0.0%
Thereafter	—	—	—	0.0%
Las Vegas Property
2014	182	878,463	$20,165,618	15.1%
2015	189	931,753	21,447,276	16.0%
2016	158	566,568	12,922,019	9.7%
2017	88	349,699	8,100,021	6.1%
2018	52	339,363	6,518,619	4.9%
2019	23	85,465	1,876,053	1.4%
2020	2	8,909	169,271	0.1%
2021	—	—	—	0.0%
2022	—	—	—	0.0%
2023	—	—	—	0.0%
Thereafter	—	—	—	0.0%

(1)	Annualized Contract Rent includes base rent plus, where provided for in the underlying leases, reimbursable amounts such as real estate and showroom taxes, insurance and common area maintenance but excluding rent abatements in place as of the dates indicated above

Description of Our Portfolio

Our Properties consist of 16 showroom facilities and three exhibition pavilions. Our portfolio collectively comprises 9.8 million rentable square feet of permanent showroom and temporary exhibitor space plus structured and surface parking. Our portfolio also includes 29 acres of adjacent vacant land in Las Vegas. There are no immediate plans for the development of such land or the renovation, improvement or development of any of our Properties. We believe our Properties are generally suitable and adequate for our operations and that our buildings are well maintained and are adequately covered by insurance. Set forth below is additional information about our Properties.

High Point Property

The High Point Property has a diverse mix of tenants, primarily from the home furniture industry, with no tenant leasing 10% or more of the High Point Property. In addition to approximately 4.9 million square feet of showroom space leased or available to lease on a long-term basis, the High Point Property has 0.3 million rentable square feet of showroom and exhibition space available to temporary users during our Markets and throughout the year.

The High Point Property is encumbered by mortgages securing the new senior secured credit facilities, entered into on August 15, 2014.

Real Estate Taxes

For the July 1, 2014 to June 30, 2015 fiscal tax year, the real estate tax rate for the High Point Property is $1.43 per $100 of assessed value. The total annual tax for the High Point Property at this rate is $4.1 million, based on the taxable assessed value of $287.4 million. Real estate taxes in Guilford County, North Carolina are payable annually in January. There are no special assessments imposed on the High Point Property.

Ground Lease—International Home Furnishings Center—Commerce Wing

The commerce wing of the International Home Furnishings Center in High Point is 692,996 rentable square feet. The commerce wing is subject to a ground lease with an initial maturity date of May 31, 2023 with three 10-year renewal options and one final 19-year renewal option. The renewal options are automatically exercised unless the lessee delivers prior written notice to lessor of its election not to renew. Our company pays semi-annual rent in the amount of approximately $90,000 which is subject to adjustment every fifth anniversary based on the percentage increase in base rents of the commerce wing tenants.

Las Vegas Property

The Las Vegas Property has a diverse mix of tenants, primarily from the home furniture, home décor and gift industries, with no tenant leasing 10% or more of our Las Vegas Property. In addition to 4.1 million square feet of showroom space, leased or available to lease on a long-term basis, the Las Vegas Property has approximately 0.5 million rentable square feet of showroom space and three exhibition pavilions available to temporary users during our Markets and throughout the year.

The Las Vegas Property is encumbered by mortgages securing the new senior secured credit facilities, entered into on August 15, 2014.

Real Estate Taxes

For the July 1, 2014 to June 30, 2015 fiscal tax year, the real estate tax rate for the Las Vegas Property is $3.28 per $100 of assessed value. The total annual tax for the properties at this rate is $3.8 million (less a State of Nevada partial tax abatement of approximately $0.1 million for the Las Vegas Property), based on the taxable assessed value of $115.6 million. Real estate taxes in Clark County, Nevada are payable quarterly in advance. There are no special assessments imposed on the Las Vegas Property.

Depreciation

For federal income tax purposes, we intend to depreciate the real property components of our Properties (other than land) using applicable federal depreciation methods over a useful life of 15 to 39 years.

The following table sets forth for each property in our portfolio and component thereof upon which depreciation is taken, the (i) federal tax basis upon completion of this offering and the formation transactions, (ii) rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

(in thousands) Property	Federal Tax Basis as of December 31, 2013	Convention	Method	Life Claimed
High Point
Land	$24,880	None	None	None
Buildings	235,108	Mid Month	Straight Line	39 Years
Improvements	22,032	Mid Month	Straight Line	15 Years

Total High Point	282,020
Las Vegas
Land	30,105	None	None	None
Buildings	441,563	Mid Month	Straight Line	39 Years
Improvements	24,698	Mid Month	Straight Line	15 Years

Total Las Vegas	496,366

Consolidated Total	$778,386

In addition, we have an aggregate of approximately $20.6 million in additional tax basis of depreciable furniture, fixtures and equipment associated with the properties in our portfolio as of December 31, 2013. Depreciation on this furniture, fixtures and equipment is computed on the double declining balance methods over the claimed life of such property, which is generally seven years.

Historical Capital Expenditures

The following table sets forth certain information regarding historical recurring capital expenditures (including tenant improvements and leasing commissions) at the properties in our portfolio.

	Six Months Ended June 30, 2014	Year Ended December 31,
(in thousands, except per square foot data)		2013	2012
Recurring capital expenditures	$4,454	$12,708	$7,096
Rentable square feet (perm space only) at period end	9,015	8,972	8,893
Recurring capital expenditures per square foot	$0.49	$1.42	$0.80

Regulation

General

Showroom properties in our submarkets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of properties has the necessary permits and approvals to operate its business.

Environmental Matters

We are subject to federal, state and local laws, statutes, ordinances and regulations relating to pollution, the protection of the environment and human health and safety. These environmental laws govern, among other things, the management and disposal of hazardous materials, emissions to air and discharges to water, the operation and removal of underground and aboveground storage tanks, the presence of toxic building materials, the cleanup of contaminated sites and health and safety matters. Under certain federal, state and local laws, statutes, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances or petroleum product releases at a property and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by us or our tenants, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not we knew of, or were responsible for, the presence of these hazardous or toxic substances. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral. We may not be in compliance with all environmental, health, and human safety laws and regulations, but we do not expect any such noncompliance to have a material adverse effect on our company. Additionally, as an owner or operator of property and in connection with the current and historical use of hazardous materials and other operations at our sites, we could incur significant costs, including fines, penalties and other sanctions, cleanup costs and costs relating to third-party claims for property damages or personal injuries, as a result of violations of or liabilities under environmental laws.

Some of our properties contain or have contained tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been used or are used for similar commercial or industrial purposes. As a result and as discussed below, some of the properties have been or may be impacted by contamination arising from releases of such hazardous or toxic substances or petroleum products. If we deem it appropriate in the future, we may take steps to address identified contamination or mitigate risks associated with such contamination or we may be required to do so by a governmental authority. As a result, we could potentially incur material liability.

The Properties have been subjected to Phase I Environmental Site Assessments to identify conditions that could pose potential environmental liabilities. These assessments identified such conditions at some of our properties, primarily relating to petroleum compounds identified in soil and/or groundwater. There is also asbestos-containing material at some of our buildings. The assessments are limited in scope and may have failed to identify all material environmental conditions that may exist with respect to any of the properties or accurately assess whether we will incur material environmental liabilities in the future. A prior owner or operator of, or historic operations at, the properties may have created a material environmental condition that we are liable for and which is unknown to us or the independent environmental consultants when the site assessments were prepared or may arise in the future, and future laws, ordinances or regulations may impose additional material environmental liability. We also may have or may acquire or develop buildings in the future with unknown environmental conditions from historical operations. We may have remedial obligations at our Properties, but we do not expect that these remedial obligations will have a material adverse effect on our company.

Our operations may also require us to obtain permits and other governmental approvals, develop response plans, submit chemical inventory reports, and maintain certain records in connection with the use of our generators or other operations. These requirements could restrict our operations. In addition, we could incur significant costs complying with environmental laws or regulations that are promulgated in the future, as well as significant fines and penalties for any instances of noncompliance with such laws or regulations.

Insurance

We carry commercial liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are currently, and upon completion of this offering will be, adequately insured. We do not carry insurance for generally uninsured losses such as loss from war. See “Risk Factors—Risks Related to Our Business and Operations.”

Competition

We face competition in the leasing of home furniture, home décor and gift showroom space. We compete on the basis of location, rental rates, Market experience, occupancy rate and other factors. We operate within the home furniture (High Point and Las Vegas), home décor (High Point and Las Vegas) and gift (Las Vegas) industries. The other U.S. Markets within these industries generally have different focus areas and product mixes. For example, The Atlanta International Gift & Home Furnishings Market at AmericasMart, the Dallas Total Home & Gift Market at the Dallas Market Center and NY NOW are primarily home décor and gift Markets with some furniture exhibitors, while Tupelo, Mississippi operates purely as a home furniture Market and the International Casual Furniture & Accessories Market at the Merchandise Mart in Chicago, Illinois provides outdoor and casual furnishings. Within this context, our Markets compete with different events and locations depending on the product category. We also face competition from small regional market centers and tradeshows.

The High Point Market has hosted home furniture showrooms for over 100 years. It is generally considered to be fully developed and we believe that the existing rental rates do not justify development of new furniture showroom properties. Consequently, there has been a dearth of new multi-tenant showroom properties built in the past decade in High Point, with development generally limited to relatively few owner-user and build-to-suit developments.

In Las Vegas, we believe that due to the high cost of land, rental rates currently do not justify development of new showroom properties. Consequently, there have been no new multi-tenant showroom properties built since our Las Vegas Property was developed. The trend of off-shoring domestic manufacturing to Asia fuels the Las Vegas Market’s tenant demand as Asian produced products pass through the Los Angeles-area ports and require regional showrooms to access the U.S. markets.

Employees

As of June 30, 2014, we employed approximately 206 full time employees, including two leasing officers and 26 leasing agents, 40 Market operations’ employees, 39 building and facilities’ employees, 41 marketing employees and 58 human resources, information technology, finance, legal, accounting employees and others. None of these employees is represented by a labor union. We consider our employee relations to be good.

Offices

We are dual headquartered in Las Vegas, Nevada and High Point, North Carolina.

Legal Proceedings

From time to time, we are subject to claims and administrative proceedings in the ordinary course of our business. We are not a party, as plaintiffs or defendants, to any legal proceedings, which would be expected to have, individually or in the aggregate, a material adverse effect on our business, financial condition and results of operations, liquidity and cash flows.

MANAGEMENT

Executive Officers, Key Members of Management and Directors

Upon completion of this offering, our board of directors will consist of             members. Pursuant to our charter and bylaws, each of our directors will be elected by our stockholders to serve until the next annual meeting and until such director’s successor is duly elected and qualifies. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Election and Removal of Directors.” The first annual meeting of our stockholders after this offering will be held in 2015. Subject to any employment agreements, officers serve at the pleasure of our board of directors.

Below is a list of names, ages and a brief account of the business experience as of June 30, 2014, of the individuals we expect to be our executive officers, key members of management and directors upon completion of this offering.

Name	Age	Position
Executive Officers:
Robert J. Maricich	64	President, Chief Executive Officer and Director
William F. Lacey	57	Chief Financial Officer
Scott Eckman	41	Chief Marketing Officer and Chief Strategy Officer
Kim Rieck	62	General Counsel and Secretary

Key Members of Management:
Thomas Mitchell	61	President of Home Furnishings Leasing
Dorothy Belshaw	48	President of Gift and Home Décor Leasing
Pedro Zapata	42	Chief Operating Officer
Carolyn Conley	49	Senior Vice President of Human Resources

Directors:
Philip Loughlin	46	Director
Ryan Cotton	35	Director
Stephen Pagliuca	59	Director
Kaj Vazales	36	Director
Manish Desai	35	Director
Scott Graves	43	Director
*		Director
*		Director
*		Director

*	We expect our board of directors to determine that this director is independent for purposes of the NYSE corporate governance listing standards.

Mr. Robert J. Maricich, President, Chief Executive Officer and Director

Mr. Maricich has served as president, chief executive officer and director of IMC LP since May 2011. Mr. Maricich was the founder of IMC LP and raised over $1 billion to fund the purchase of the International Home Furnishings Center, the Showplace buildings and the Market Square buildings in High Point, North Carolina. Before joining IMC LP, he served as executive officer and president of World Market Center Venture, LLC from January 2008 to May 2011 where he oversaw the trade complex’s ongoing expansion in the home furniture and home décor Markets in the western United States. World Market Center Venture, LLC entered into receivership in early 2011. Prior to that, Mr. Maricich held various leadership positions at Century Industries, Inc. from 1996 to 2007, including seven years as president and chief executive officer and three years as senior vice president. Prior to joining Century Industries, Inc., Mr. Maricich was president of two operating companies of LADD Furniture Co. Inc., American Drew and American of Martinsville, from 1990 to 1996. He currently serves as a director of Flexsteel Industries, Inc., where he is a member of the nominating and compensation committee. Mr. Maricich received a bachelor’s degree in civil engineering from Montana State University-Bozeman. Mr. Maricich’s position as our president and chief executive officer allows him to advise the board of directors on management’s perspective over a full range of issues affecting our company.

Mr. William F. Lacey, Chief Financial Officer

Mr. Lacey has served as chief financial officer of IMC LP since November 2013. Prior to joining our company, he served as executive vice president and chief financial officer of GSE Holding, Inc. (“GSE”) from August 2011 to January 2013. At GSE Mr. Lacey implemented a global enterprise resource planning and business intelligence system, completed an initial public offering and amended GSE’s debt agreements, among other accomplishments. Before joining GSE, Mr. Lacey was the senior vice president and chief financial officer of Animal Health International, Inc. (“AHII”) from August 2003 to June 2011, where he completed seven acquisitions, conducted two successful sales of AHII and completed an initial public offering. From 2000 to 2003, Mr. Lacey was vice president and chief financial officer of Rawlings Sporting Goods Company, Inc. Prior to that, he served as vice president and chief financial officer of Collins Signs, Inc. from 1999 to 2000. Mr. Lacey served as chief financial officer of Pak-Lite, Inc. from 1997 to 1999. Prior to that, Mr. Lacey held various leadership roles at Diversified Products Corporation and its successor RDM Sports Group, Inc., including chief financial officer. Mr. Lacey received bachelor’s degrees in commerce, business administration and accounting from University of Alabama.

Mr. Scott Eckman, Chief Marketing Officer and Chief Strategy Officer

Mr. Eckman has served as the chief marketing officer and chief strategy officer of IMC LP since March 2012. Before joining IMC LP, he served at GMAC Insurance Holdings, Inc. (“GMAC”), holding the position of chief marketing officer and executive management committee member from 2008 to March 2012 and senior vice president and general manager from June 2010 to March 2012. At GMAC, he was responsible for the sales and marketing activities of GMAC’s Affinity business, corporate marketing and strategy efforts and GMAC’s over 100 person inbound sales call center. Prior to joining GMAC, Mr. Eckman was general manager and senior director of Georgia-Pacific LLC’s North American commercial wiper business from 2004 to 2007. Prior to this, Mr. Eckman worked as a management consultant and project leader at the Boston Consulting Group, specializing in consumer goods with focus in sales and marketing from 2001 to 2004. Mr. Eckman received a bachelor’s degree in psychology from Louisiana State University, a master’s degree in experimental psychology from the College of William and Mary and a master’s degree in business administration from Harvard Business School.

Mr. Kim Rieck, General Counsel and Secretary

Mr. Rieck has served as general counsel and secretary of IMC LP since April 2012. Prior to that, he served as senior vice president, general counsel and secretary of Glimcher Realty Trust (“Glimcher”), a NYSE-listed REIT, from February, 2007 through December 2011. Prior to joining Glimcher, he served from 1999 through January, 2007 as outside counsel for the company during his tenure with Squire, Sanders, and Dempsey, L.L.P., a large law firm providing legal services worldwide. From 1996 until 1999, he served as as of counsel with Huprich Conn & Krasnove, a boutique law firm focused on the shopping center industry. He was senior vice president, general counsel and secretary to DeBartolo Realty Corporation, a NYSE-listed REIT, from 1993 through 1996 and spent 16 years in various legal positions with DeBartolo and its predecessor company. Mr. Rieck has extensive background in the fields of corporate real estate and finance, retail mergers and acquisitions and securities law compliance. Mr. Rieck received a bachelor’s degree from Case Western Reserve University and a juris doctorate degree from The Ohio State University College of Law.

Mr. Thomas Mitchell, President of Home Furnishings Leasing

Mr. Mitchell has served as the president of home furnishings leasing of IMC LP since May 2011. Mr. Mitchell has announced his planned retirement effective as of December 31, 2014. We expect to enter into a temporary consulting arrangement with Mr. Mitchell following his retirement and expect that he will assist us in the transition of his responsibilities. Before joining IMC LP, he served as president and chief executive officer of IHFC REIT, LLC from July 2008 to May 2011. At IHFC he was responsible for the largest and oldest wholesale exhibition facility in the International Home Furnishings Center in High Point, North Carolina. Before joining IHFC REIT, LLC, Mr. Mitchell served Merchandise Mart Properties, Inc., as senior vice president and general manager from 1998 to 2008. Prior to that, he served as general manager of Atlanta Merchandise Mart from 1993 to 1996. Mr. Mitchell is one of the founding members of High Point Market Authority and an active supporter of the American Furniture Hall of Fame. Mr. Mitchell received a bachelor’s degree in History from Virginia Tech.

Ms. Dorothy Belshaw, President of Gift and Home Décor Leasing

Ms. Belshaw has served as the president of gift and home décor leasing of IMC LP since March 2012. Prior to joining IMC LP, she served at George Little Management, LLC (“GLM”) from April 1992 to April 2012, holding the position of executive vice president from 2005 to February 2012, where she oversaw sales, marketing and management of the New York International Gift Fair® and oversaw buyer registration and customer service for all GLM shows. Prior to that, Ms. Belshaw was the director of corporate and foundation giving at Hamilton College from 1988 to 1992. Ms. Belshaw is currently a member of the International Association of Exhibitions and Events, the American Society of Association Executives, The Gift & Home Trade Association and the Accessories Resource Team. Ms. Belshaw received a bachelor’s degree in English from Hamilton College.

Mr. Pedro Zapata, Chief Operating Officer

Mr. Zapata has served as the chief operating officer of IMC LP since April 2012. Prior to joining IMC LP, Mr. Zapata was vice president of operations at Prometheus Real Estate Group (“Prometheus Group”) from April 2009 to May 2012, where he was responsible for the financial, operational and overall business results of Prometheus Group’s portfolio of high-end multifamily properties. Prior to that, he served as vice president of operations for Exclusive Resorts LLC from 2003 to 2009. From 1995 to 2003, Mr. Zapata held various operations and management positions at luxury hotel chains including Trump International, Bentley Group, Four Seasons Hotels and Ritz-Carlton. Mr. Zapata is a member of the board of California Apartment Association and Housing Industry Foundation in California. Mr. Zapata received a bachelor’s degree in business administration with an emphasis in international affairs from Universidad Catolica in Lima, Peru.

Ms. Carolyn Conley, Senior Vice President of Human Resources

Ms. Conley has served as the senior vice president of human resources of IMC LP since November 2010. Prior to joining IMC LP, she founded and managed CRC Executive Human Resources Consulting from April 2003 to November 2010 where she provided organizational development, workforce analysis and executive coaching for hospitality and gaming companies such as Cosmopolitan Resort, Tropicana Entertainment LLC and Mandarin Oriental. Prior to that, Ms. Conley was corporate vice president of human resources at Ameristar Casinos, Inc. from 2000 to 2003. She was vice president of human resources at Desert Inn Hotel and Casino from 1998 to 2000 and was assistant vice president of human resources and security at Players Island Casino from 1995 to 1998. Prior to that, Ms. Conley was employment manager at Luxor Hotel and Casino from 1993 to 1995.

Mr. Philip Loughlin, Director

Mr. Loughlin has served as a director of IMC LP since 2011. He is a managing director at Bain Capital Partners, LLC where he leads the business and financial services industry vertical in North America. Prior to joining Bain Capital Partners, LLC, Mr. Loughlin served as executive advisor to the president of Eagle Snack, Inc. from 1995 to 1996, where he participated in the restructuring and liquidation of the company. Prior to that, he served as a product manager at Norton Company from 1994 to 1995. Mr. Loughlin serves on the boards of directors of Apple Leisure Group, SquareTrade, Inc. and WorldPay, Ltd. and is a former director of AMC Entertainment, Inc. and Bloomin’ Brands, Inc. He received a bachelor’s degree in economics and environmental studies from Dartmouth College and a master’s degree in business administration from Harvard Business School. Mr. Loughlin provides strong finance, marketing and general business operations skills to our board of directors and valuable experience gained from previous and current board service.

Mr. Ryan Cotton, Director

Mr. Cotton has served as a director of IMC LP since 2011. He joined Bain Capital Partners, LLC in 2003, and is currently a principal responsible for the firm’s investment activities in the consumer, retail, real estate, travel and leisure and hospitality industries. He is a director at Apple Leisure Group and Canada Goose, Inc. Prior to joining Bain Capital Partners, LLC, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton received a bachelor’s degree in philosophy from Princeton University and a master’s degree in business administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Mr. Stephen Pagliuca, Director

Mr. Pagliuca has served as a director of IMC LP since 2011. He is a managing director at Bain Capital Partners, LLC, where he founded the Information Partners private equity fund. Mr. Pagliuca is also a managing general partner and co-owner of the Boston Celtics basketball franchise. Prior to joining Bain Capital Partners, LLC, Mr. Pagliuca was a partner at Bain & Company from 1982 to 1989 where he managed client relationships in the information services and healthcare industries. Prior to that, he served as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands from 1977 to 1980. Mr. Pagliuca currently serves as a director of HCA Holdings, Inc., Physio-Control, Inc., WorldPay, Ltd., Gartner, Inc. and The Weather Channel, LLC, and is a former director of Warner Chilcott and Quintiles Transnational Corporation. Mr. Pagliuca received a bachelor’s degree from Duke University and a master’s degree in business administration from Harvard Business School and is a certified public accountant. Mr. Pagliuca provides strong and diversified executive, business operations and finance skills to our board of directors and extensive experience as a public company director.

Mr. Kaj Vazales, Director

Mr. Vazales has served as a director of IMC LP since 2011. He joined Oaktree in 2007 and is currently a senior vice president and a member of the distressed and value opportunities team. Prior to joining Oaktree, Mr. Vazales served as an analyst in the financial restructuring group at Houlihan Lokey Howard & Zukin Capital, Inc. He currently serves as a director of Pulse Electronics Corporation. Mr. Vazales received a bachelor’s degree in economics from Harvard University. Mr. Vazales brings to the board detailed knowledge of our operations and structure and significant experience advising and making investments in companies across several industries, including the real estate and furniture industries.

Mr. Manish Desai, Director

Mr. Desai has served as a director of IMC LP since 2011. He joined Oaktree in 2004 and is currently a managing director involved in the investment and management of Oaktree’s real estate funds. Prior to joining Oaktree, Mr. Desai served as an analyst for Morgan Stanley Realty and Morgan Stanley Real Estate Funds, where he was involved in the spin-off and restructuring of Fairmont Hotels and the evaluation of numerous properties and portfolios for acquisition. Mr. Desai currently serves as a director and member of the audit committee for STORE Capital, LLC, another REIT. He received bachelor’s degrees in public policy and economics from Stanford University. Mr. Desai brings to the board 13 years of real estate industry experience, including underwriting, managing, re-positioning and disposing of office and retail assets which are directly applicable to our business.

Mr. Scott Graves, Director

Mr. Graves has served as a director of IMC LP since 2011. He joined Oaktree in 2001 and is currently a managing director and head of credit strategies at Oaktree, where he oversees the multi-strategy credit, U.S. senior loan, European senior loan, mezzanine finance and strategic credit strategies. Prior to joining Oaktree, he served as a principal in William E. Simon & Sons’ private equity group from 1998 to 2001, where he was responsible for sourcing, structuring, executing and managing corporate leveraged buyouts and growth capital investments. Before this, Mr. Graves worked at Merrill Lynch & Company in the mergers and acquisitions group and at Price Waterhouse LLP in the audit business services division. Mr. Graves currently serves as a director at Mobilitie, LLC, Aleris Corporation, Aleris International, Inc., National Industrial, R&R Ice Cream, Inc. and Roncadin Foods. He received a bachelor’s degree in history from the University of California at Los Angeles and a master’s degree in business administration in entrepreneurial finance from the Wharton School at the University of Pennsylvania. Mr. Graves is also a certified public accountant. Mr. Graves brings to the board of directors experience in accounting, finance, general business operations and private and public company board experiences including experience in the role of audit and compensation committee chair.

There are no family relationships among any of our directors or executive officers.

Our Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

•	our board of directors is not classified and each of our directors is subject to re-election annually;

•	we will have a fully independent audit committee and independent director representation on our compensation and nominating and corporate governance committees immediately at the time of the offering, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we will opt out of the Maryland control share acquisition statute, as discussed under “Material Provisions of Maryland Law and Our Charter and Bylaws—Control Share Acquisitions; and

•	we do not have a stockholder rights plan.

Composition of the Board of Directors after this Offering

Prior to the completion of this offering, we expect that additional, independent directors will be elected to our board of directors.

Upon completion of this offering, our charter and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. So long as IMC LP and its affiliates together continue to beneficially own at least     % of our outstanding common stock, we will agree to nominate individuals designated by IMC LP for election as our directors as specified in our stockholders’ agreement and IMC LP must consent to any change to the number of our directors. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualifies or until the director’s earlier death, resignation or removal. For a description of our board of directors and IMC LP’s right to require us to nominate its designees, see “Material Provisions of Maryland Law and Our Charter and Bylaws—Election and Removal of Directors” and “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Controlled Company Exception

After the completion of this offering, affiliates of IMC LP who are party to the stockholders’ agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group (as defined by section 13(d)(3) of the Exchange Act, including partnerships and limited partnerships) or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, following this offering, the majority of our directors will not be independent and we will not have a nominating and corporate governance committee or a compensation committee that is comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continue to be listed on the NYSE, we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Board Committees

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Under our bylaws, the composition of each committee will need to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time. Each of these committees consists of three independent directors. Our bylaws will define “independent director” by reference to the rules, regulations and listing qualifications of the NYSE, which generally deem a director to be independent if the director has no relationship to us that may interfere with the exercise of the director’s independence from management and our company.

Audit Committee. The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditor, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that federal securities laws require be included in our annual proxy statement.                 will be chair and                 and                 will be members of the audit committee. All such members will qualify as independent directors under NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act.                     satisfies the requirement of an “audit committee financial expert” as defined by the SEC.

Compensation Committee. The compensation committee will review and approve the compensation and benefits of our executive officers, administers and make recommendations to our board of directors regarding our compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in our proxy statement and publishes an annual committee report for our stockholders.                 will be chair and                 and                 will be members of the audit committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee will develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluates our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors and recommends, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. will be chair and                 and                 will be members of the audit committee.

Our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Compensation of Directors

Because we are a newly formed corporation and prior to the completion of the Restructuring Transactions will not conduct business, we have not paid any compensation to any of our directors. Each of our directors who is not an employee of our company or our subsidiaries will receive an annual retainer of                 for services as a director and will receive a fee of $             for each meeting attended in person and $             for each meeting attended telephonically. Directors who serve on our audit, compensation and/or nominating and corporate governance committees will receive a fee of $             for each meeting attended in person or $             for each meeting attended telephonically. Directors who serve as the chair of one of our committees will receive an additional annual retainer of $             . Directors who are employees of our company or our subsidiaries do not receive compensation for their services as directors. Our 2014 Incentive Plan will provide for formula grants to non-employee directors. In connection with the consummation of our initial public offering, each of our initial non-employee directors will be awarded                 that will vest on                     .

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us to obligate ourselves, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Effective upon completion of this offering, we will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law. See “Certain Relationships and Related Party Transactions—Indemnification Agreements.”

In addition, the limited partnership agreement of the Operating Partnership provides that we, our directors, officers and employees, IMC OP GP, LLC as general partner, and its trustees, officers and employees, employees of our Operating Partnership and any other persons whom the general partner may designate are indemnified to the fullest extent permitted by law, but that the Operating Partnership shall not indemnify any indemnitee for any liability (i) if it is established that the act or omission of the indemnitee constituted fraud, intentional harm or gross negligence on the part of the indemnitee, (ii) arising from an action or proceeding initiated by the indemnitee (other than to enforce such indemnitee’s rights to indemnification or advance of expenses) or (iii) with respect to any claim as to which the indemnitee is found to be liable to the Operating Partnership.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

Upon the closing of this offering, we do not expect any compensation committee interlocks and none of our employees will participate on the compensation committee.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance goals. These targets and goals should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation of Named Executive Officers

Applicable SEC rules require that a registrant provide information regarding the material components of its executive compensation program with respect to the last completed fiscal year. However, because we are a newly formed corporation and will not conduct business before the completion of the Restructuring Transactions, we will not have paid any compensation to any of our expected named executive officers before the Restructuring Transactions. The Summary Compensation table sets forth the compensation paid in fiscal year 2013 to our named executive officers by IMC Manager, LLC, a subsidiary of IMC LP, which will become a subsidiary of the company before completion of this offering. See “Prospectus Summary—Restructuring Transactions.” While the table below accurately reflects the compensation paid with respect to 2013 to our named executive officers by IMC Manager, LLC, actual 2014 compensation payable to these officers by the company has not yet been determined.

Our named executive officers during 2014 are expected to be:

•	Robert J. Maricich, president and chief executive officer;

•	William F. Lacey, chief financial officer; and

•	Scott Eckman, chief marketing officer and chief strategy officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. We are continuing to assess the identity of our named executive officers and to formulate our compensation philosophy and its appropriate components and levels and, accordingly, actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table(1)

Name and Principal Position	Year	Salary($)(2)	Bonus($)(3)	All Other Compensation(4) ($)	Total($)
Robert J. Maricich, president and chief executive officer	2013	1,100,000	764,505	193,605	2,058,110
William F. Lacey, chief financial officer	2013	43,750	43,875	9,840	97,465
Scott Eckman, chief marketing officer and chief strategy officer	2013	350,000	270,631	26,615	647,246

(1)	The Summary Compensation table reflects actual compensation received by our named executive officers from IMC Manager, LLC, including for Mr. Lacey who joined the company on November 1, 2013. The compensation levels of our named executive officers for 2014 may not remain at the same level as set forth in the table with respect to 2013.
(2)

Salary amounts are based on the actual salary paid to our named executive officers by IMC Manager, LLC. The amount reported in this column for Mr. Lacey represents the actual salary paid to Mr. Lacey with respect to the period beginning on November 1, 2013, the date of commencement of his employment with IMC Manager LLC, and ending on December 31, 2013.

(3)	Amounts shown reflect actual bonuses paid to each officer by IMC Manager, LLC with respect to 2013. The amount reported in this column for Mr. Lacey represents the actual bonus paid to Mr. Lacey with respect to the period beginning on November 1, 2013, the date of the commencement of his employment with IMC Manager, LLC, and ending on December 31, 2013. Any bonus awards to our named executive officers will be determined after the end of the 2014 fiscal year in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate in its sole discretion and such bonuses may not remain at the same level as set forth in the table with respect to 2013.
(4)	All Other Compensation is itemized in the table set forth below.

Name	Year	401(k) Company Match ($)(a)	Reportable Perquisites(b)	Total ($)
Robert J. Maricich	2013	5,365	188,240	193,605
William F. Lacey	2013	—	9,840	9,840
Scott Eckman	2013	7,365	19,250	26,615

(a)	Amounts represent the annual 401(k) plan company contribution.
(b)	Amounts include (i) $360 of professional membership dues and $168,080 of country club membership fees for Mr. Maricich, (ii) payments for apartments used while travelling to the company’s executive offices in High Point and Las Vegas equivalent to $19,800 and $19,250 for Messrs. Maricich and Eckman, respectively, and (iii) temporary housing and relocation expenses for Mr. Lacey equal to $9,840.

Base Salaries

As of the completion of this offering, our named executive officers will earn annualized base salaries that are commensurate with their positions and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. The expected annualized amounts of 2014 annual base salaries of our named executive officers have not yet been determined.

Cash Bonuses

Following the completion of this offering, we expect that our named executive officers will be eligible to earn annual bonuses based on the attainment of specified performance objectives established by our compensation committee. Eligibility to receive these cash bonuses is expected to incentivize our named executive officers to strive to attain company and/or individual performance goals that further our interests and the interests of our stockholders. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee.

Equity Compensation

Prior to the completion of this offering, we intend to adopt a 2014 Incentive Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2014 Incentive Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of the 2014 Incentive Plan by our stockholder. We expect to make grants pursuant to the 2014 Incentive Plan to certain of our employees, including our named executive officers, in connection with the completion of this offering. The terms of the 2014 Incentive Plan and the terms of the grants to be provided prior to the completion of this offering have not yet been determined.

In connection with their employment with IMC Manager, LLC, IMC LP granted 200,000 class B-1 units to Mr. Maricich on December 8, 2011 and 32,500 class B-1 units to Mr. Eckman on February 22, 2012 under the International Market Centers, LP 2011 Management Equity Incentive Plan (the IMC LP 2011 Plan”). Mr. Lacey

has not received any grant of class B-1 units under the IMC LP 2011 Plan. In connection with our initial public offering, we expect to exchange the awards in IMC LP for other equity in IMC. The details of such exchange and additional awards have not yet been determined.

Other Elements of Compensation

Retirement Plans

The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to a 401(k) plan. We expect to establish a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

We expect that our full-time employees, including our named executive officers, will be eligible to participate in health and welfare benefit plans, which will provide medical, dental, prescription and other health and related benefits. We may also implement additional benefit and other perquisite programs as our compensation committee determines appropriate, though we do not expect any such additional benefits and perquisites to constitute a material component of our named executive officers’ compensation package.

Additional Compensation Components

Following the completion of this offering, as we formulate and implement our compensation program, we may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers, to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure at this time to properly attract, motivate and retain the top executive talent for which we compete.

Employment Agreements

We intend to enter into employment agreements with our named executive officers that would take effect upon completion of this offering, which will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The terms of these employment agreements have not yet been determined. We include a summary of the employment agreements between our named executives and IMC Manager, LLC below, although we expect that these employment agreements will not remain in effect following the completion of this offering and the new employment agreements with our named executive officers may not contain the same terms.

Robert J. Maricich, President and Chief Executive Officer

Compensation, Term. IMC Manager, LLC entered into an employment agreement with Robert J. Maricich on December 8, 2011 in connection with Mr. Maricich’s assumption of the role of chief executive officer. The employment agreement continues until it is terminated as a result of Mr. Maricich’s resignation with or without “good reason” upon at least 30 days’ prior written notice, death or disability or as a result of IMC Manager LLC’s termination of Mr. Maricich’s employment with or without “cause.” Mr. Maricich’s base salary in 2013 was $1,100,000 and he was eligible for an annual bonus of up to $1,300,000 with a target opportunity of $650,000 per year.

Termination Provisions. If Mr. Maricich’s employment is terminated by IMC Manager, LLC without “cause,” by Mr. Maricich with “good reason” or due to Mr. Maricich’s death or “disability,” he would be entitled to receive (i) any awarded but unpaid annual bonus in respect of a calendar year ended on or prior to the date of termination; and (ii) the sum of (A) 18 months of his then current base salary and (B) his then current target bonus, payable in equal installments over 18 months. The severance benefits payable pursuant to clause (ii) above are conditioned upon Mr. Maricich entering into a general release of claims in favor of IMC Manager, LLC.

Restrictive Covenants. The employment agreement also provides that Mr. Maricich is subject to the non-competition and non-solicitation restrictions, which apply during Mr. Maricich’s employment and for an 18-month period thereafter, and perpetual confidentiality and non-disparagement restrictions, and that the payment of the severance benefits described in clause (ii) above is subject to his continued compliance with such restrictions.

William F. Lacey, Chief Financial Officer

Compensation, Term. IMC Manager, LLC entered into an employment agreement with William F. Lacey on October 31, 2013 in connection with Mr. Lacey’s assumption of the role of chief financial officer. The employment agreement continues until it is terminated as a result of Mr. Lacey’s resignation with or without “good reason” upon at least 30 days’ prior written notice, death or disability or as a result of IMC Manager, LLC termination of Mr. Lacey’s employment with or without “cause”. Mr. Lacey’s base salary in 2013 was $325,000 and he was eligible for an annual bonus of up to $487,500 with a target opportunity of $243,750 per year.

Termination Provisions. If Mr. Lacey’s employment is terminated by IMC Manager, LLC without “cause,” by Mr. Lacey with “good reason” or due to Mr. Lacey’s death or “disability,” he would be entitled to receive (i) any awarded but unpaid annual bonus in respect of a calendar year ended on or prior to the date of termination; (ii) any amount arising from his participation in, or benefits under any employee benefit plans, programs or arrangements; and (iii) the sum of (A) 12 months of his then current base salary and (B) his then current target bonus, payable in equal installments over 12 months. The severance benefits payable pursuant to clause (iii) above are conditioned upon Mr. Lacey entering into a general release of claims in favor of IMC Manager, LLC.

Restrictive Covenants. The employment agreement also provides that Mr. Lacey is subject to the non-competition and non-solicitation restrictions, which apply during Mr. Lacey’s employment and for a 12-month period thereafter, and perpetual confidentiality and non-disparagement restrictions, and that the payment of the severance benefits described in clause (iii) above is subject to his continued compliance with such restrictions.

Scott Eckman, Chief Marketing Officer and Chief Strategy Officer

Compensation, Term. IMC Manager, LLC entered into an employment agreement with Scott Eckman on February 22, 2012 in connection with Mr. Eckman’s assumption of the role of Chief Marketing Officer and Chief Strategy Officer. The employment agreement continues until it is terminated as a result of Mr. Eckman’s resignation with or without “good reason” upon at least 30 days’ prior written notice, death or disability or as a result of IMC Manager, LLC’s termination of Mr. Eckman’s employment with or without “cause”. Mr. Eckman’s base salary in 2013 was $350,000 and he was eligible for an annual bonus of up to $400,000 with a target opportunity of $200,000 per year.

Termination Provisions. If Mr. Eckman’s employment is terminated by IMC Manager, LLC without “cause,” by Mr. Eckman with “good reason” or due to Mr. Eckman’s death or “disability,” he would be entitled to receive (i) any awarded but unpaid annual bonus in respect of a calendar year ended on or prior to the date of termination; and (ii) the sum of (A) 12 months of his then current base salary and (B) his then current target bonus, payable in equal installments over 12 months. The severance benefits payable pursuant to clause (ii) above are conditioned upon Mr. Eckman entering into a general release of claims in favor of IMC Manager, LLC.

Restrictive Covenants. The employment agreement also provides that Mr. Eckman is subject to the non-competition and non-solicitation restrictions, which apply during Mr. Eckman’s employment and for a 12-month period thereafter, and perpetual confidentiality and non-disparagement restrictions, and that the payment of the severance benefits described in clause (ii) above is subject to his continued compliance with such restrictions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with IMC LP and its affiliates. This agreement will require us to nominate a number of individuals designated by IMC LP for election as our directors at any meeting of our stockholders (each, an “IMC LP Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of IMC LP Directors serving as directors of our company will be equal to:                 . So long as IMC LP and its affiliates together continue to beneficially own at least     % of our outstanding common stock, IMC LP Directors may be removed only with the consent of IMC LP. In the case of a vacancy on our board created by the removal or resignation of an IMC LP Director, the stockholders’ agreement will require us to nominate an individual designated by IMC LP for election to fill the vacancy. As described more specifically in “Material Provisions of Maryland Law and Our Charter and Bylaws,” the stockholders’ agreement and our charter and bylaws will require that certain amendments to our charter and bylaws, and any change to the number of our directors, require the consent of IMC LP.

IMC LP has advised us that, when it ceases to own a majority of the total outstanding common stock, it will ensure that our Sponsors’ employees will no longer constitute a majority of our board of directors.

The stockholders’ agreement will remain in effect until IMC LP is no longer entitled to nominate an IMC LP Director pursuant to the stockholders’ agreement, unless IMC LP requests that it terminate at an earlier date.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement that will provide IMC LP an unlimited number of “demand” registrations, subject to customary restrictions, and customary “piggyback” registration rights, subject to the company’s priority to raise capital. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law and our charter against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K under the Securities Act in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Advisory Agreement

On May 2, 2011, IMC LP entered into an advisory agreement with Bain Capital and Oaktree. Under the advisory agreement, Bain and Oaktree provide certain executive, management, consulting, financing, marketing, human resource, and other advisory services. In exchange for these services, IMC LP agreed to pay Bain Capital and Oaktree each an annual periodic fee of up to $2 million, dependent on certain performance metrics of IMC LP. In addition, IMC LP agreed to reimburse Bain Capital and Oaktree for certain out-of-pocket expenses incurred in connection with the provision of services pursuant to the advisory agreement. As of December 31, 2013, the fees accrued but unpaid under the advisory agreement were $10.7 million. In addition, for the year ended December 31, 2013, the out-of-pocket expenses reimbursed were $0.2 million. Bain Capital and Oaktree intend to terminate the advisory agreement prior to the completion of this offering. Pursuant to the advisory agreement, Bain Capital and Oaktree are entitled to receive aggregate fees equal to $         million upon termination of the advisory agreement. In connection with the payments to Bain Capital and Oaktree under the advisory agreement, IMC LP is required to make a concurrent distribution to a minority limited partner of IMC LP equal to $         million, in accordance with IMC LP’s limited partnership agreement. See “Use of Proceeds.”

Loans Under our New Senior Secured Credit Facilities

Sankaty Advisors, LLC (an affiliate of Bain Capital) and Oaktree participated as lenders under our new first lien term loan facility and our new second lien term loan facility. Sankaty Advisors, LLC funded $25.8 million, or 6.4%, and $18.8 million, or 15.0% of outstanding borrowings under the new first lien term loan facility and the second lien term loan facility, respectively, as of August 15, 2014. Oaktree funded $45.0 million, or 11.1%, and $25.0 million, or 20.0%, of outstanding borrowings under the new first lien term loan facility and the second lien term loan facility, respectively, as of August 15, 2014. At the closing of the Refinancing Transactions, on August 15, 2014, Sankaty Advisors, LLC and Oaktree received loan closing fees of $1.1 million and $1.7 million, respectively.

Sankaty Advisors, LLC and Oaktree will receive approximately $              million and $              million, respectively, in connection with prepayments of principal, interest and fees under the first lien term loan facility and the prepayment in full and termination of our second lien term loan facility to be made with proceeds from this offering. See “Use of Proceeds.” In the future, Sankaty Advisors, LLC and Oaktree will receive their pro rata share of any first lien term loan payments of principal, interest and prepayment fees.

Related Party Receivables and Payables

On May 8, 2013, pursuant to an amendment to the amended and restated agreement of limited partnership of IMC LP, the Predecessor Group loaned $1.0 million to IMC LP for distributions to one of its limited partners. This amount is recorded as related party receivables within prepaid and other assets on the combined balance sheets of the Predecessor Group and, together with similar payments made in 2012, approximated $2.8 million as of December 31, 2013 and June 30, 2014.

During the six months ended June 30, 2014 and the year ended December 31, 2013, approximately $1.2 million and $0.7 million, respectively, of operating expenses incurred by the Predecessor Group were paid by IMC LP. These amounts are recorded as related party payables within accounts payable and accrued expenses on the combined balance sheets of the Predecessor Group.

Tenant Payments

Robert J. Maricich who will be our president and chief executive officer upon completion of this offering, also serves as a director of Flexsteel Industries, Inc., a manufacturer of home furniture and home décor products. Flexsteel Industries, Inc. is a tenant in certain of our buildings and paid rent and recoveries from tenants of approximately $0.9 million for the year ended December 31, 2013.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies that will be in place following the completion of this offering. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth and maximize stockholder value to allow for stable dividends and stock appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our Properties and our strategic objectives, see “Business.”

Our company is the largest owner and operator of permanent business-to-business showroom space in North America for the home furniture industry and one of the largest owners and operators of permanent business-to-business showroom space for the home décor and gift industries. We believe there are potential expansion opportunities in certain furnishings verticals, such as the housewares, hospitality, office, casual and outdoor furniture industries and we currently expect we may selectively invest in additional properties in those verticals. However, our future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may participate with third parties in property ownership, through joint ventures or other types of co-ownership, and we may engage in such activities in the future if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock or interests in our subsidiaries, including our Operating Partnership.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Investments in Real Estate Mortgages

Our business objectives emphasize equity investments in real estate utilized as permanent showroom space. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We have no current plans to make additional investments in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our board of directors determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital.

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws that will be in effect following this offering will not limit the amount or percentage of indebtedness that we may incur nor will they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our board of directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods.

Conflict of Interest Policies

We will adopt certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we will adopt a code of business conduct and ethics that will generally prohibit conflicts of interest between our officers and employees on the one hand, and our company on the other hand. Our code of business conduct and ethics will also generally limit our employees and officers from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our code of business conduct and ethics will be granted by the board of directors or a committee thereof. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. In addition, our charter will provide that we renounce any interest or expectation in, or any right to be offered or to participate in, any business opportunities that are offered to our directors that are nominated by IMC LP, the Sponsors or their affiliates, unless the business opportunity is expressly offered or made known to such person in his or her capacity as a director of the company. See “Material Provisions of Maryland Law and Our Charter and Bylaws—Competing Interests and Activities of Our Directors.”

Policies with Respect to Other Activities

We will have authority to offer common stock, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Capital Stock—Power to Reclassify and Issue Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury Regulations thereunder our board of directors determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that will be issued and outstanding upon the consummation of this offering and held by:

•	beneficial owners of 5% or more of our common stock;

•	each of our director nominees and named executive officers; and

•	all of our executive officers and directors, as a group.

The number of shares of our common stock and percentage of beneficial ownership after this offering set forth below are based on the shares of our common stock outstanding immediately after this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and restricted stock units that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options and restricted stock units for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on             shares of common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on             shares of common stock outstanding plus options exercisable within 60 days and restricted stock units that vest within 60 days of the date of this prospectus by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o International Market Centers, Inc., 495 S. Grand Central Parkway, Suite 2203, Las Vegas, Nevada 89106.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Beneficially Owned Assuming Exercise of Underwriters’ Option	Percentage of Shares Beneficially Owned Assuming Exercise of Underwriters’ Option
5% Stockholders
International Market Centers, LP(1)
Named Executive Officers and Directors
Robert J. Maricich
William F. Lacey
Scott Eckman
Philip Loughlin
Ryan Cotton
Stephen Pagliuca
Kaj Vazales
Manish Desai
Scott Graves
All Executive Officers and Directors as a Group ( Persons)

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)	Represents shares of common stock held of record by IMC LP. International Market Centers GP, LLC, a Delaware limited liability company (“IMC GP”), is the general partner of IMC LP. Bain Capital (IMC), X, L.P., BCIP Associates IV (US), L.P., BCIP T Associates IV (US), L.P., BCIP Associates IV-B, (US), L.P. and BCIP T Associates IV-B, L.P. (collectively, the “Bain Capital Funds”), and OCM IMC Holdings, L.P. are the members of IMC GP and have the right to appoint the members of the board of representatives of IMC GP, which has voting and dispositive power over our common stock. The members of the board of representatives include Ryan Cotton, Manish Desai, Scott Graves, Phillip Loughlin, Robert J. Maricich, Stephen Pagliuca and Kaj Vazales. The Bain Capital Funds, OCM IMC Holdings, L.P., IMC GP and the members of the board of representatives of IMC GP may be deemed to share beneficial ownership with respect to the shares of IMC common stock held of record by IMC LP. Each of the members of the board of representatives of IMC GP disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on the board of representatives.

Bain Capital Investors, LLC (“BCI” and, together with the Bain Capital Funds, the “Bain Capital Entities”) is the general partner of (i) Bain Capital Partners X, L.P., which is the general partner of Bain Capital (IMC), X, L.P. (ii) BCIP Associates IV (US), L.P., (iii) BCIP T Associates IV (US), L.P., (iv) BCIP Associates IV-B, (US), L.P. and (v) BCIP T Associates IV-B, L.P. As a result of these relationships, BCI may be deemed to share beneficial ownership with respect to the shares beneficially owned by each of the Bain Capital Funds. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Funds is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerly, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described herein, GPEB may be deemed to exercise voting and dispositive power with respect to the shares beneficially owned by the Bain Capital Funds. Each of the members of the GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on the GPEB. The address for each of the Bain Capital Entities is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

The general partner of OCM IMC Holdings, L.P. is Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone. Each of the managing members, general partners, shareholders, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially owned by OCM IMC Holdings, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified in this paragraph is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

DESCRIPTION OF INDEBTEDNESS

New Senior Secured Credit Facilities

On August 15, 2014 our Operating Partnership entered into new senior secured credit facilities comprised of a first lien term loan facility in an aggregate principal amount of $405 million, a first lien revolving credit facility in an aggregate principal amount of $50 million (including a letter of credit sub-facility), and a second lien term loan facility in an aggregate principal amount of $125 million. Borrowings under the new first lien term loan facility and the second lien term loan facility, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the then existing mortgage based loans. Affiliates of our Sponsors participated as lenders under the new senior secured credit facilities, and affiliates of certain of the underwriters participated as arrangers or lenders. See “Certain Relationships and Related Party Transactions” and “Underwriting.”

Maturity and Prepayments

The first lien term loan facility matures on August 15, 2020, the revolving credit facility matures on August 15, 2019, and the second lien term loan facility matures on August 15, 2021. We are required to repay the first lien term loan facility and the second term lien loan facility with (i) the proceeds of certain issuances of indebtedness (other than permitted debt), (ii) the proceeds of certain sales of assets and casualty and condemnation events (in each case, subject to certain reinvestment rights), (iii) an amount equal to 115% of the allocated loan amount of certain real estate collateral upon the sale thereof, with any proceeds in excess of such amount also required to be reinvested in our business or used to prepay the first lien term loan facility and second lien term loan facility (in the case of such excess proceeds only, subject to certain reinvestment rights).

Voluntary prepayments of the first lien term loan facility may be made without premium or penalty, except that in the event that prior to August 15, 2015, if a prepayment or repayment of the first lien term loan facility and the second term lien loan facility is made as a result of a repricing transaction, a prepayment premium in an amount equal to 1% of the amount of the first lien term loan facility being prepaid, repaid or refinanced shall be required. Voluntary prepayments under the second lien term loan facility may be made without premium or penalty, except that in the event that a voluntary prepayment is made prior to August 15, 2015, a prepayment premium will be required in an amount equal to 2% of the amount of the second lien term loan facility being prepaid, repaid or refinanced (or, if made with the proceeds of a qualified initial public offering, 1% of such amount), and in the event that a voluntary prepayment is made after August 15, 2015, but prior to August 15, 2016, a prepayment premium will be required in an amount equal to 1% of the amount of the second lien term loan facility being prepaid, repaid or refinanced. We may voluntarily reduce the unutilized portion of the commitment amount, and repay outstanding loans, under the revolving credit facility at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty, other than customary “breakage” costs, if applicable.

Amortization

The first lien term loan facility provides for principal amortization in equal quarterly installments of approximately $1.0 million each, commencing March 31, 2015, which can be partially or fully satisfied with any voluntary prepayment, with the balance payable on August 15, 2020. The revolving credit facility and the second lien term loan facility are not subject to amortization prior to their respective maturities.

Security and Guarantees

The obligations of our Operating Partnership under the first lien term loan facility and second lien term loan facility and the revolving credit facility and, in each case, at our election, our obligations under any interest rate protection or other hedging arrangements or cash management or transactional facility arrangements (including credit card facilities) entered into with any lender in the syndicate or any of its affiliates are and will be guaranteed by IMC and each of the existing and subsequently acquired or organized direct or indirect wholly owned material domestic restricted subsidiaries of the Operating Partnership, subject to certain exceptions. The first lien term loan facility, the revolving credit facility and any hedging and cash management obligations are secured on a first priority basis by substantially all the tangible and intangible assets of the Operating Partnership and the subsidiary guarantors (subject to customary exceptions), including equity ownership in directly owned subsidiaries, all fee-owned real property in excess of certain amounts, intellectual property, inventory, equipment, investment property, and intercompany and other promissory notes, in each case, subject to certain exceptions and thresholds. The second lien term loan facility is secured on a second priority basis by the same collateral. The lien priorities and creditors’ rights in respect of the first lien term loan facility and the revolving credit facility and the second lien term loan facility are governed by a customary intercreditor agreement.

Interest

With respect to the first lien term loan facility and the second term lien loan facility, the initial interest rate is, at the option of the Operating Partnership, the adjusted LIBOR (with a 1% floor) plus an applicable margin equal to 4.25% per annum and 7.75% per annum, respectively, or the alternative base rate plus an applicable margin equal to 3.25% per annum and 6.75% per annum, respectively. With respect to the revolving credit facility, the initial interest rate is, at the option of the Operating Partnership, the adjusted LIBOR (with a 1% floor) plus an applicable margin equal to 3.25% per annum or the alternative base rate plus an applicable margin equal to 2.25% per annum. The applicable margins for loans under the first lien term loan facility and the revolving credit facility will be subject to reduction following achievement of a consolidated total net leverage ratio of less than 4.75 to 1.00.

Fees

We are required to pay certain recurring fees with respect to the senior secured credit facilities, including (i) fees on the unused commitments of the lenders under the revolving credit facility in the amount of 0.50% per annum (which fee will be subject to reduction based upon our consolidated total net leverage ratio), and (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing banks.

Covenants

Our senior secured credit facilities contain a number of customary affirmative and negative covenants that, among other things, limit or restrict our ability and our restricted subsidiaries’ ability to (each subject to certain exclusions):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business, mergers, liquidations and dissolutions;

•	sell assets;

•	pay dividends and make stock repurchases and redemptions (with exceptions for customary REIT distributions and certain other exceptions described below);

•	make acquisitions, investments, loans and advances;

•	pay certain subordinated indebtedness;

•	modify the terms of organizational documents;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

Notwithstanding the limitations in the senior secured credit facilities that limit or restrict our ability to pay dividends and effect stock repurchases and redemptions, our Operating Partnership may make such distributions to us, which we may further distribute to our equity holders, in an amount of equal to 100% of our annual REIT taxable income without restriction. Furthermore, our Operating Partnership is permitted to make additional distributions to us, which we may further distribute to our equity holders, (a) in an amount not to exceed $10 million in any twelve consecutive calendar month period so long as no event of default is continuing under the senior secured credit facilities and no revolving loans are outstanding under our revolving credit facility, (b) in an amount calculated at the time of the distribution that include $35 million plus, so long as no event of default is continuing, 50% of our consolidated net income (measured as one accounting period from and after July 1, 2014), less the amount of any distributions previously made as distributions of our REIT taxable income and/or in reliance on the immediately preceding clause (a), and (c) with certain proceeds from public offerings of our capital stock or limited partnership interests of our Operating Partnership that have not been used for other purposes as set forth under the senior secured credit facilities.

In addition, we are required to comply with a total debt to consolidated EBITDA ratio test initially of less than 7.00 to 1.00 (with step-downs of less than 5.00 to 1.00 over the term of the agreement) commencing March 31, 2015, which test is only in effect when revolving loans, plus drawn and unreimbursed letters of credit, under the revolving credit facility exceed 25% of the commitments under the revolving credit facility as of the last day of such fiscal quarter. The financial covenant is subject to an equity cure and may only be waived with the consent of a majority of the revolving lenders.

Events of Default

The senior secured credit facilities contain customary events of default (subject to customary grace periods and materiality thresholds), including nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; violation of a covenant; cross-default and cross-acceleration to material indebtedness; bankruptcy events; material monetary judgment defaults not covered by indemnities and insurance; certain material ERISA events; invalidity or impairment of material guarantee or material security; and a change of control (other than in connection with a qualified initial public offering). Failure to comply with the consolidated first lien net leverage ratio described above or the other provisions of the credit agreements for the senior secured credit facilities (subject to certain grace periods) could, absent a waiver or an amendment from the applicable lenders under such agreements, restrict the availability of the revolving credit facility, permit the acceleration of all outstanding borrowings under the senior secured credit facilities, and permit the collateral agent to pursue remedies with respect to the collateral securing the senior secured credit facilities.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our common stock as will be in effect immediately following this offering is qualified in its entirety by reference to the MGCL and our charter and bylaws, as will be in effect upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

General

Our charter will authorize us to issue up to                 shares of common stock, $0.01 par value per share, and up to             shares of preferred stock, $0.01 par value per share. Our charter will authorize our board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. After giving effect to the issuance and sale of shares of common stock in this offering, we will have             shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Concurrently with the consummation of this offering, we intend to redeem 125 shares of our preferred stock held by non-affiliated parties that were issued at the consummation of the Restructuring Transactions to enable us to meet one of the requirements for qualification and taxation as a REIT. This preferred stock was issued in exchange for preferred stock held by the non-affiliated parties in one of the Predecessor REIT Subsidiaries prior to the Restructuring Transactions, in accordance with the documents governing such preferred stock. Following the consummation of this offering, no shares of preferred stock will be outstanding.

Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder.

Common Stock

Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Holders of our common stock will be entitled to receive dividends as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock will not have preemptive, subscription, redemption, preference, exchange, conversion or appraisal rights. There will be no sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and nonassessable and will have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter will provide that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, although, for so long as the stockholders’ agreement remains in effect, certain amendments to our charter inconsistent with the rights of IMC LP and the Sponsors under the stockholders’ agreement or our charter or bylaws will also require the consent of IMC LP and, in certain cases, the Sponsors. See “Material Provisions of Maryland Law and Our Charter and Bylaws.” Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries will be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify and Issue Stock

Our board of directors will be able to, without approval of holders of our common stock, classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have preference over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorize us to issue the newly-classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors will be required to set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. In addition, our charter will authorize our board of directors to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue. These actions will be able to be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity will be able to beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limit.” We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to IMC LP and its affiliates.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or 9.8% of our outstanding stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquiror or another individual or entity to own our stock in excess of the ownership limit.

Our board of directors will have the power to, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, exempt a person from the ownership limit or establish a different limit on ownership for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition to granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors will be able, but will not be required, to require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors will be able to increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our charter also prohibits:

•	any person from owning shares of our stock that, if effective, would cause us to constructively own 10% or more of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT;

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any other restrictions on ownership and transfer of our stock discussed above, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, will be required to give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in the shares. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit (or other limit established by our charter or our board of directors), any person owning shares of our stock that , if effective, would cause us to constructively own 10% or more of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT, or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer which, if effective, would have resulted in a violation on the restrictions of ownership and transfer of our stock, will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee may not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the direction of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action under Maryland law, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•	the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, which will generally be the last sales price reported on the NYSE, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust, in either case net of any legal fees or other costs of the trustee; and

•	the sales proceeds (net of commissions and other expenses of sale and legal fees and other costs of the trustee) received by the trust for the shares.

The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been transferred to the trust and that is owed by the proposed transferee to the trustee as described above.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date we accept, or our designee accepts, such offer,

and, in either case, net of any legal fees or other costs of the trustee.

We may reduce the amount so payable to the trustee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been transferred to the trust and that is owed by the proposed transferee to the trustee as described above, and we may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner will be required to, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock will take effect upon consummation of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

In addition, these restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Shareowner Services, LLC.

MATERIAL PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws as will be in effect immediately following this offering is qualified in its entirety by reference to the MGCL and our charter and bylaws, as will be in effect upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

Election and Removal of Directors

Our charter and bylaws will provide that the number of our directors may be established only by our board of directors but may not be more than 15 or fewer than the minimum number permitted by the MGCL, which is one. Upon completion of this offering, the number of directors will be set at                 . As will be provided in the stockholders’ agreement and our bylaws, for so long as the stockholders’ agreement remains in effect, any action by our board of directors to increase or decrease the size of our board of directors will generally require the consent of IMC LP and IMC LP must consent to any amendment to our bylaws to modify this consent requirement. So long as IMC LP and its affiliates together continue to beneficially own at least     % of our outstanding common stock, our bylaws will require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated in accordance with the stockholders’ agreement, including the requirement that we must nominate a certain number of directors designated by IMC LP from time to time described under “Certain Relationships and Related Party Transactions—Stockholders’ Agreement,” and IMC LP must consent to any amendment to our bylaws to eliminate these director qualifications. There will be no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock will be able to elect all of the nominees then standing for election, and the holders of the remaining shares will not be able to elect any nominees. A director will be elected by a plurality of the votes cast in the election of directors.

Our charter will provide that any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum of the board of directors, subject to the rights of IMC LP as provided in the stockholders’ agreement.

Our charter will also provide that a director may be removed with or without cause by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors, except that, so long as IMC LP and its affiliates together continue to beneficially own at least     % of our outstanding common stock, the removal of an IMC LP Director requires the consent of IMC LP and IMC LP must consent to any amendment to our charter to amend or modify this consent requirement.

Amendment to Charter and Bylaws

Except as described below and as provided in the MGCL, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors has the exclusive power to amend our bylaws. Certain amendments to the provisions of our charter and bylaws requiring IMC LP’s consent to certain actions (including amendments to such provisions of our charter or bylaws), or otherwise modifying the rights of IMC LP or the Sponsors under the stockholders’ agreement or our charter or bylaws (such as IMC LP’s right to call a special meeting of our stockholders and the requirement that, to be qualified to be nominated and to serve as a director, an individual must be nominated in accordance with the stockholders’ agreement), in either case, as described under “—Election and Removal of Directors,” “—Business Combinations,” “—Special Meetings of Stockholders,” and “—Competing Interests and Activities of Our Directors,” require the consent of IMC LP and, in certain cases, the Sponsors. In addition, the provisions of our bylaws that will prohibit our board of directors from revoking, altering or amending its resolution exempting any business combination from the “business combination” provisions of the MGCL and exempting any acquisition of our stock from the “control share” provisions of the MGCL will need to be approved by the affirmative vote of a majority of the votes cast on the matter by our stockholders.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding voting stock.

A person is not an interested stockholder under the MGCL if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted a business combination between us and IMC LP, the Sponsors or their affiliates and between us and any other person, provided that in the latter case the business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and IMC LP, the Sponsors or their affiliates, and may not apply to a business combination between us and any other person if our board of directors, by a vote of unaffiliated directors, has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into a business combination with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our board of directors will not amend or repeal this resolution in the future. Our bylaws will provide that this resolution or any other resolution of our board of directors exempting any business combination with IMC LP, the Sponsors or their affiliates from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with this resolution, with the consent of IMC LP. In the event that our board of directors amends or revokes this resolution, business combinations between us and an interested stockholder or an affiliate of an interested stockholder that are not exempted by our board of directors would be subject to the five-year prohibition and the super-majority vote requirements.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two- thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from us. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition; or if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, then as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws will contain a provision exempting any acquisition of our stock by any person from the foregoing provisions on control shares. In the event that our bylaws are amended to modify or eliminate this provision, acquisitions of our common stock may constitute a control share acquisition.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a board of directors divided into three classes;

•	a two-thirds vote of the votes entitled to be cast in the election of directors generally is required to remove a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•	a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•	a provision that a special meeting of stockholders must be called upon stockholder request only on the written request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting.

We will elect in our charter to be subject to the provision of Subtitle 8 that provides that vacancies on our board of directors may be filled only by the remaining directors, subject to the rights of IMC LP under the stockholders’ agreement. We do not currently have a classified board and, subject to the right of IMC LP to consent to the removal of any IMC LP Director, a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we will (1) vest in our board of directors the exclusive power to fix the number of directors, subject to IMC LP’s right to consent to any change in the number of directors, and (2) require the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called by our board of directors, the chairman of our board of directors, our president and chief executive officer or secretary or at the request of IMC LP as described below under the caption “—Special Meetings of Stockholders”).

Special Meetings of Stockholders

Our board of directors, the chairman of our board of directors, our president and chief executive officer or secretary may call a special meeting of our stockholders. Our bylaws will provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws, or, for so long as IMC LP and its affiliates together continue to beneficially own at least     % of outstanding common stock, a special meeting to act on the removal of one or more IMC LP Directors must be called by our secretary upon written request by IMC LP. So long as IMC LP and its affiliates together continue to beneficially own at least     % of our outstanding common stock, IMC LP’s consent is required for any amendment to this provision of our bylaws.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter will permit stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws will provide that any action required or permitted to be taken at any meeting of our stockholders may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of our stockholders or (b) if the action is advised, and submitted to the stockholders for approval, by our board of directors and a consent in writing or by electronic transmission of our stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to us in accordance with the MGCL.

Competing Interests and Activities of Our Directors

Our charter will provide that, if any of our directors or officers who are also an officer, employee or agent of IMC LP, our Sponsors or any of their affiliates (each, a “Sponsor Affiliate”), acquires knowledge of a potential business opportunity, we renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity to the maximum extent permitted by Maryland law, unless it is a retained opportunity contemplated below). Accordingly, except for retained opportunities, (a) no director nominated by IMC LP or our Sponsors is required to present, communicate or offer any business opportunity to us and (b) any director nominated by IMC LP or our Sponsors, on his or her own behalf or on behalf of IMC LP, either Sponsor or a Sponsor Affiliate, shall have the right to hold and exploit any business opportunity, or to direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than the us. A retained opportunity shall mean any business opportunity of which a director nominated by IMC LP or the Sponsors becomes aware as a direct result of his or her capacity as a director, officer or employee of us and (a) which we are financially able to undertake, (b) which we are not prohibited by contract or applicable law from pursuing or undertaking, (c) which, from its nature, is in the line of our business, (d) which is of practical advantage to us and (e) in which we have an interest or a reasonable expectancy. Our charter provides that, for so long as the stockholders’ agreement remains in effect, this provision of our charter may not be amended without the consent of IMC LP and the Sponsors.

Our bylaws will provide that any director, in his or her personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with us. Our bylaws provide that, so long as IMC LP and its affiliates together continue to beneficially own at least     % of our outstanding common stock, this provision of our bylaws may not be amended without the consent of IMC LP and the Sponsors.

Advance Notice of Director Nomination and New Business

Our bylaws will provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (3) by any stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting and or later than the later of the close of business on the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock without the approval of our board of directors. These provisions, as well as IMC LP’s right to designate certain individuals whom we must nominate for election as directors, may delay, defer or prevent a change in control of us. Further, our board of directors has the power to increase the aggregate number of authorized shares and classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Capital Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without approval of holders of our common stock, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws will also provide that the number of directors may be established only by our board of directors (subject to IMC LP’s right to consent to changes in the number of our directors so long as IMC LP and its affiliates together continue to beneficially own at least     % of our outstanding common stock,), which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders” and “—Advance Notice of Director Nomination and New Business” require stockholders (other than IMC LP, to the extent described above) seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter will contain a provision that eliminates our directors’ and officers’ liability to us and our stockholders for money damages to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter were to provide otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the standard of conduct or indemnification set forth above or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter will authorize us to obligate ourselves, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Following completion of this offering, we intend to purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

DESCRIPTION OF PARTNERSHIP AGREEMENT OF IMC OP, LP

We have summarized the material terms of the limited partnership agreement of our Operating Partnership. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the limited partnership agreement of IMC OP, LP, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information.”

General

Our Operating Partnership, IMC OP, LP, is a Delaware limited partnership that was formed on July 11, 2014. All of our assets will be held by, and all of our operations will be conducted through, our Operating Partnership, either directly or through subsidiaries. The provisions of the limited partnership agreement described below will be in effect from and after the completion of this offering. IMC OP GP, LLC, our wholly-owned subsidiary, will be the sole general partner of our Operating Partnership.

In the future some of our property acquisitions could be financed by issuing partnership units in exchange for property owned by third parties. Such third parties would then be entitled to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to their respective percentage interests in our Operating Partnership if and to the extent authorized by the general partner of our Operating Partnership. Holders of outstanding partnership units will, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the limited partnership agreement), have the right to elect to redeem their partnership units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, subject to our right to acquire the partnership units tendered for redemption in exchange for an equivalent number of shares of our common stock, subject to the restrictions on ownership and transfer of our stock to be set forth in our charter. The partnership units will not be listed on any securities exchange or quoted on any inter-dealer quotation system.

Provisions in the limited partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our Operating Partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of partnership units or other Operating Partnership interests;

•	transfer restrictions on partnership units and restrictions on admission of partners;

•	a requirement that IMC OP GP, LLC may not be removed as the general partner of our Operating Partnership without its consent;

•	the ability of the general partner in some cases to amend the limited partnership agreement and to cause our Operating Partnership to issue preferred partnership interests in our Operating Partnership with terms that it may determine, in either case, without the approval or consent of any limited partner; and

•	the right of any future limited partners to consent to transfers of units of other Operating Partnership interests except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our Operating Partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), including (1) to conduct the business of ownership, construction, reconstruction, development, redevelopment, alteration, improvement, maintenance, operation, sale, leasing, transfer, encumbrance, financing, refinancing, conveyance and exchange of any asset or property of the Operating Partnership, (2) to acquire and invest in any securities and/or loans relating to such properties, (3) to enter into any partnership, joint venture, business or statutory trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the DRULPA, or to own interests in any entity engaged in any business permitted by or under the DRULPA, (4) to conduct the business of providing property and asset management and brokerage services, and (5) to do anything necessary or incidental to the foregoing. However, our Operating Partnership may not, without the general partner’s specific consent, which it may give or withhold in its sole and absolute discretion, take, or refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us or our securities or our Operating Partnership.

The general partner is accountable to our Operating Partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. If there is a conflict between our interests or the interests of our stockholders, on the one hand, and the Operating Partnership or any current or future limited partners, on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either us or our stockholders or any limited partners; provided, however, that any conflict that cannot be resolved in a manner not adverse to either us or our stockholders or any limited partners shall be resolved in favor of us and our stockholders. The limited partners of our Operating Partnership expressly acknowledge that IMC OP GP, LLC, as general partner of our Operating Partnership, is acting for the benefit of the Operating Partnership, the limited partners and our stockholders collectively. Neither our company nor our board of directors is under any obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our Operating Partnership to take or decline to take any actions, except as described above. The limited partners agree that our status as a REIT and as a reporting company under Section 12 of the Exchange Act with our shares listed on an exchange is of benefit to the Operating Partnership and that all actions taken in good faith by the general partner in support thereof shall be deemed actions taken for the benefit of the Operating Partnership and all partners including the limited partners.

The limited partnership agreement will also provide that the general partner will not be liable to our Operating Partnership, its partners or any other person bound by the limited partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for any such losses sustained, liabilities incurred or benefits not derived as a result of (i) an act or omission on the part of the general partner that was committed in bad faith or was the result of active and deliberate dishonesty; (ii) in the case of any criminal proceeding, an act or omission on the part of the general partner that it had reasonable cause to believe was unlawful; or (iii) for any loss resulting from any transaction for which the general partner actually received an improper personal benefit in money, property or services in violation or breach of any provision of the limited partnership agreement. Moreover, the limited partnership agreement will provide that our Operating Partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our Operating Partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services in violation or breach of any provision of the limited partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the limited partnership agreement and subject to the rights of future holders of any class or series of partnership interest, all management powers over the business and affairs of our Operating Partnership are exclusively vested in IMC OP GP, LLC, in its capacity as the sole general partner of our Operating Partnership. No limited partner, in its capacity as a limited partner, will have any right to participate in or exercise management power over the business and affairs of our Operating Partnership (provided, however, that we, in our capacity as the sole member of the general partner and not in our capacity as a limited partner of the Operating Partnership, may have the power to direct the actions of the general partner with respect to the Operating Partnership). IMC OP GP, LLC may not be removed as the general partner of our Operating Partnership, with or without cause, without its consent, which it may give or withhold in its sole and absolute discretion. In addition to the powers granted to the general partner under applicable law or any provision of the limited partnership agreement, but subject to certain other provisions of the limited partnership agreement and the rights of future holders of any class or series of partnership interest, IMC OP GP, LLC, in its capacity as the general partner of our Operating Partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of our Operating Partnership, to exercise or direct the exercise of all of the powers of our Operating Partnership and to effectuate the purposes of our Operating Partnership without the approval or consent of any limited partner. The general partner may authorize our Operating Partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as it determines to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, the general partner may execute, deliver and perform agreements and transactions on behalf of our Operating Partnership without the approval or consent of any limited partner.

The limited partnership agreement provides that our Operating Partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our Operating Partnership.

Additional Limited Partners

The general partner of our Operating Partnership may cause our Operating Partnership to issue additional partnership units or other partnership interests and to admit additional limited partners to our Operating Partnership from time to time, on such terms and conditions and for such capital contributions as it may establish in its sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, partnership units or other partnership interests or securities issued by our Operating Partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our Operating Partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of our Operating Partnership. No person may be admitted as an additional limited partner without our consent, which the general partner may give or withhold in its sole and absolute discretion, and no approval or consent of any limited partner will be required in connection with the admission of any additional limited partner.

Our Operating Partnership may issue additional partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as the general partner may determine, in its sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, the general partner may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our Operating Partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

Transferability of Interests

Except in connection with a transaction described in “—Termination Transactions,” IMC OP GP, LLC, as general partner, may not voluntarily withdraw from our Operating Partnership, or transfer or assign all or any portion of its interest in our Operating Partnership, without the consent of the holders of a majority of the limited partnership interests (excluding units owned directly or indirectly by us). Holders of limited partnership units do not vote on matters submitted to our stockholders for approval and do not generally vote on actions to be taken by the Operating Partnership, except as set forth in the preceding sentence, and as set forth below, see “—Amendments of the Limited Partnership Agreement,” “—Termination Transactions,” and “Dissolution.” The limited partners will agree not to sell, assign, encumber or otherwise dispose of their Operating Partnership units to any person (other than to us, or the general partner, to immediate family members or any trust for their benefit, to affiliates of such partner, including, without limitation, any entity controlled by such partner, to a charitable entity or a trust for their benefit, or to a lending institution as collateral for a bona fide loan, subject to certain limitations) unless they have provided the general partner a right of first offer. All transfers must be made only to “accredited investors” as defined under Rule 501 of the Securities Act or otherwise in accordance with applicable securities laws.

Amendments of the Limited Partnership Agreement

Amendments to the limited partnership agreement may be proposed by our general partner, or by the limited partners owning at least 50% of the partnership units held by the limited partners (including units held directly or indirectly by us).

Generally, the limited partnership agreement may not be amended, modified or terminated without the approval of both the general partner and limited partners holding a majority of all outstanding partnership units held by the limited partners (other than, in each case, Operating Partnership units owned directly or indirectly by us). The general partner has the power to unilaterally make certain amendments to the limited partnership agreement without obtaining the consent of the limited partners as may be required to:

•	add to its obligations as general partner or surrender any right or power granted to it as general partner or any of our affiliates for the benefit of the limited partners;

•	reflect the issuance of additional partnership units, transfer of any partnership interest or the admission, substitution, termination or withdrawal of limited partners in each case in accordance with the terms of the limited partnership agreement;

•

reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the limited partnership agreement not inconsistent with law or with other provisions of the limited partnership agreement, or make other changes concerning matters under the limited partnership agreement that will not otherwise be inconsistent with the limited partnership agreement or law;

•	set forth or amend the designations, rights, preferences, privileges and other terms and conditions of any new class of partnership interest permitted to be issued under the limited partnership agreement;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for us to maintain our status as a REIT or to satisfy REIT requirements, reflect the transfer of all or any part of a partnership interest among the general partner and any entity disregarded as separate from the general partner for tax purposes or to ensure that the Operating Partnership will not be classified as a publicly traded partnership for tax purposes;

•	modify the manner in which capital accounts are computed or net income or net loss are allocated; or

•	to reflect any other modification as is reasonably necessary for the business or operation of the Operating Partnership or the general partner, which does not violate the restrictions on the general partner.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights, reduce any limited partner’s right to indemnity, create any liability of a limited partner, amend these restrictions or admit any other person as a general partner other than in accordance with the successor provisions of the limited partnership agreement or alter the protections of the limited partners in connection with Termination Transactions described below, which, in each case, must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of a majority of the partnership units held by limited partners (excluding units owned directly or indirectly by us), the general partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the limited partnership agreement;

•	perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any liability not contemplated in the limited partnership agreement;

•	enter into any contract, mortgage loan or other agreement that prohibits or restricts, or has the effect of prohibiting or restricting, the ability of a limited partner to exercise its redemption/exchange rights explained below; or

•	withdraw from the Operating Partnership or transfer any portion of its general partnership interest.

Distributions to Unitholders

The limited partnership agreement provides that holders of partnership units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with the number of partnership units held by each of them and by us (subject to the rights, preferences and privileges of the holders of any class of preferred partnership interests that may be authorized and issued after the offering).

Redemption/Exchange Rights

Each limited partners shall have the right, commencing on the first anniversary of the issuance of the applicable partnership units, to require our Operating Partnership to redeem part or all of its partnership units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those partnership units in exchange for shares of our common stock. Any such exchange will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuances of stock rights, specified extraordinary distributions and similar events. Commencing on the first anniversary of the issuance of the applicable partnership units, limited partners who hold partnership units may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.”

In addition, if the number of partnership units delivered by a limited partner for redemption, together with other shares of our common stock owned or attributed to that limited partner, exceeds 9.8% of our outstanding common stock (in value or number, whichever is more restrictive) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then we may also elect to redeem the partnership units with the proceeds from a public offering or private placement of our common stock. In the event we elect this option, we may require the other limited partners to also elect whether or not to participate. Participating limited partners will receive on the redemption date the proceeds per share in the public offering (less any discount or commission), but will have a limited opportunity to withdraw their partnership units from the redemption immediately prior to the pricing of the public offering.

Capital Contributions

The limited partnership agreement provides that the general partner may determine that, subsequent to the completion of this offering, our Operating Partnership requires additional funds for the acquisition of additional properties or for other purposes. Under the limited partnership agreement, we are obligated to contribute the proceeds of any offering of our shares of stock as additional capital to our Operating Partnership.

The limited partnership agreement provides that we may make additional capital contributions, including properties, to our Operating Partnership in exchange for additional partnership units. If we contribute additional capital and receive additional partnership interests for the capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of our Operating Partnership at the time of the contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital and receive additional partnership interests for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the Operating Partnership or the issuance or sale of any partnership units or other partnership interests.

Our Operating Partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests that we own.

Tax Matters

For U.S. federal income tax purposes, our Operating Partnership will be viewed as “disregarded as an entity separate from its owner,” IMC, which will beneficially own 100% of the equity interests of our Operating Partnership. As a result, all assets, liabilities and items of income, deduction and credit of the Operating Partnership will be treated as assets, liabilities and items of income, deduction and credit of IMC itself, including for purposes of the gross income and asset tests applicable to REITs. However, in the future, if one or more third-party investors are admitted as partners of the Operating Partnership, it will be classified as a partnership for U.S.

federal income tax purposes, in which case IMC OP GP, LLC will serve as the tax matters partner of our Operating Partnership and, as such, will have authority to make tax elections under the Code on behalf of our Operating Partnership.

Allocations of Net Income and Net Losses to Partners

The net income of our Operating Partnership will generally be allocated to the general partner and the limited partners in accordance with their respective percentage interests in the partnership units issued by our Operating Partnership. Net loss will generally be allocated to the general partner and the limited partners in accordance with their respective percentage interests in our Operating Partnership until the limited partner’s capital is reduced to zero and any remaining net loss would be allocated to the general partner. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our Operating Partnership.

Termination Transactions

The limited partnership agreement provides that our company shall not and the Operating Partnership shall not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification or any recapitalization or change in outstanding shares of our common stock or the Operating Partnership’s partnership interests (a “termination transaction”), unless in connection with a termination transaction,

(A)	all limited partners will receive, or have the right to elect to receive, for each partnership unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of our common stock into which each partnership unit is then exchangeable, and

•	the greatest amount of cash, securities or other property paid to the holder of one share of our common stock in consideration of one share of our common stock in connection with the termination transaction, provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its partnership units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer; or

(B)	the following conditions are met:

•	substantially all of the assets of the surviving entity are held directly or indirectly by our Operating Partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with our Operating Partnership;

•	the holders of partnership units own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our Operating Partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the consideration available to the limited partners pursuant to the first paragraph in this section, or the right to redeem their common units for cash on terms equivalent to those in effect with respect to their units immediately prior to the consummation of the transaction or if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock; or

(C)	the terms are otherwise consented to by the limited partners holding a majority of the limited partnership units (excluding units owned directly or indirectly by us).

Dissolution

Our Operating Partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•	an event of withdrawal, as defined in DRULPA, including, without limitation, by reason of the bankruptcy of our general partner, unless, within 90 days after the withdrawal, a majority of interest of the remaining partners agree in writing to continue the business of our Operating Partnership and to the appointment, effective as of the date of withdrawal, of a successor general partner;

•	an election to dissolve our Operating Partnership made by the general partner, with the consent of the limited partners (including units owned directly or indirectly by us); or

•	the entry of a decree of judicial dissolution of our Operating Partnership pursuant to the provisions of DRULPA.

Upon dissolution of our Operating Partnership, the general partner, or, in the event that there is no remaining general partner, a liquidator will proceed to liquidate the assets of our Operating Partnership and apply the proceeds from such liquidation in the order of priority set forth in the limited partnership agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock or adversely affect our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of this offering, we will have issued and outstanding an aggregate of             shares of our common stock (or up to             shares if the underwriters exercise their option to purchase additional shares in full). Of these shares, the             shares being sold in this offering (or up to             shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act (“Rule 144”). Such shares will be subject to the volume limitations and other restrictions of Rule 144 as described below. The remaining shares of our common stock that will be outstanding upon completion of this offering, as well as shares purchased by affiliates in this offering, will be “restricted securities,” as that term is defined by Rule 144, and, subject to the lock-up agreements described under “Underwriting” as well as any other shares of our common stock held by our affiliates, may be resold only pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144, which rules are summarized below.

Lock-Up Agreements

In addition, we, our directors, executive officers, IMC LP and our Sponsors have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days from the date of this prospectus, except with the prior written consent of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations associated with the purchase, ownership and disposition of our shares of common stock, as well as the applicable requirements under U.S. federal income tax laws to maintain REIT status, and the material U.S. federal income tax consequences of maintaining REIT status. This discussion is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the U.S. federal income and other tax consequences applicable to all investors in light of their particular investment or other circumstances, or to all categories of investors, some of whom may be subject to special rules (for example, insurance companies, tax-exempt organizations, partnerships, trusts, financial institutions and brokerdealers). No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our shares, has been requested from the IRS, or other tax authority. Kirkland & Ellis LLP has acted as our counsel in connection with the preparation of this registration statement on Form S-11, and will render the opinion described below. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Kirkland & Ellis LLP would be sustained in court. Prospective investors are urged to consult their tax advisors in order to determine the U.S. federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares of common stock, the tax treatment of a REIT and the effect of potential changes in the applicable tax laws.

Prior to the consummation of this offering, IMC LP caused the Predecessor REIT Subsidiaries, which consist of each of IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC, entities wholly-owned by IMC LP, to merge into us, in each case with IMC surviving the merger. We believe each of the Predecessor REIT Subsidiaries qualified as a REIT for U.S. federal income tax purposes. We are expected to be treated for U.S. federal income tax purposes as the successor to each of the Predecessor REIT Subsidiaries. We have formed two new entities, IMC OP GP, LLC, and the Operating Partnership, and following our merger with the Predecessor REIT Subsidiaries, contributed substantially all of our assets to the Operating Partnership. We believe that IMC will be treated for U.S. federal income tax purposes as the successor to IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC.

In our taxable year ending December 31, 2014, we intend to qualify to be taxed as a REIT under the applicable provisions of the Code and the regulations promulgated thereunder and receive the beneficial U.S. federal income tax treatment described below, and we intend to continue operating as a REIT so long as REIT status remains advantageous. However, under applicable Treasury Regulations, if IMC failed to qualify as a REIT, or if any of the predecessor entities referred to in the paragraph above failed to qualify as a REIT prior to merging with and into IMC, including in prior taxable years, unless IMC’s failure (or such predecessor REIT’s failure) to qualify as a REIT was subject to relief under U.S. federal tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which IMC (or such predecessor REIT) failed to qualify. We will make representations to Kirkland & Ellis LLP regarding our operations in connection with the opinion on our REIT status that Kirkland & Ellis LLP will issue in connection with this registration statement on Form S-11. We cannot assure you that we will continue to meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856 through 860 of the Code, qualify as a REIT and claim U.S. federal income tax deductions for the dividends it pays to its stockholders. Such a corporation generally is not taxed on its REIT taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT. In connection with the filing of this registration statement on Form S-11, Kirkland & Ellis LLP will render an opinion that we qualified to be taxed as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2014 and thereafter.

Investors should be aware that Kirkland & Ellis LLP’s opinion will be based on the U.S. federal income tax law governing qualification as a REIT as of the date of such opinion, which is subject to change, possibly on a retroactive basis, is not binding on the IRS or any court, and speaks only as of the date issued. In addition, Kirkland & Ellis LLP’s opinion will be based on customary assumptions and conditioned upon certain representations made by IMC as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our continued qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Kirkland & Ellis LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Kirkland & Ellis LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “—Failure to Qualify” below.

General

In any year in which we qualify as a REIT and have a valid REIT election in place, we will claim deductions for the dividends we pay to the stockholders, and therefore will not be subject to U.S. federal income tax on that portion of our REIT taxable income or capital gain which is currently distributed to our stockholders. We will, however, be subject to U.S. federal income tax at normal corporate rates on any REIT taxable income or capital gain not distributed. Even though we qualify as a REIT, we nonetheless are subject to U.S. federal tax in the following circumstances:

•	We are taxed at regular corporate rates on any REIT taxable income, including undistributed net capital gains that we do not distribute to stockholders during, or within a specified period after, the calendar year in which we recognized such income. We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our common stock.

•	We may be subject to the alternative minimum tax.

•	If we have net income from prohibited transactions, such income will be subject to a 100% tax. “Prohibited transactions” are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, rather than for investment, other than foreclosure property.

•	If we have net income from the sale or disposition of “foreclosure property,” as described below, that is held primarily for sale in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to corporate tax on such income at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% Gross Income Test or the 95% Gross Income Test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% Gross Income Test or (b) the amount by which we fail the 95% Gross Income Test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the Asset Tests, as described below, other than certain de minimis failures, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the Asset Tests.

•	If we fail to satisfy any other REIT qualification requirements (other than a Gross Income or Asset Tests) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between us, our lessor or a TRS (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire appreciated assets from a C corporation (i.e., a corporation generally subject to corporate income tax) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of such assets during the 10-year period following their acquisition from the C corporation. The results described in this paragraph would not apply if the non-REIT corporation elects, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations, such as TRSs, the earnings of which would be subject to federal corporate income tax.

REIT Qualification Tests

The Code generally defines a REIT as a corporation, trust or association:

•	that elects to be taxed as a REIT;

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its status as a REIT;

•	that is neither a financial institution nor an insurance company;

•	that meets the gross income, asset and annual distribution requirements;

•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year; and

•	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or entities treated as individuals for this purpose.

The first six conditions must be met during each taxable year for which REIT status is sought, while the last two conditions do not have to be met until the year after the first taxable year for which a REIT election is made.

Share Ownership Tests

Our common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning our stock). Our charter will contain certain provisions intended to enable us to meet these requirements. First, it contains provisions restricting the transfer of our stock, which would result in any person beneficially owning or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock, including our common stock, subject to certain exceptions. We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to IMC LP and its affiliates . See “Description of Capital Stock—Restrictions on Ownership and Transfer.” Additionally, the terms of the options that may be granted to the independent directors will contain provisions that prevent them from causing a violation of these tests. Our charter will also contain provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with our disclosure request will be required, under regulations of the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax return for the year in which the request was made.

Subsidiary Entities

A qualified REIT subsidiary is a corporation that is wholly owned by a REIT and is not a TRS. For purposes of the Asset and Gross Income Tests described below, all assets, liabilities and tax attributes of a qualified REIT subsidiary or a limited liability company that is wholly-owned by IMC (and that has not elected to be treated as a corporation for U.S. federal income tax purposes) are treated as belonging to the REIT. A qualified REIT subsidiary and a limited liability company that is wholly-owned by IMC (and that has not elected to be treated as a corporation for U.S. federal income tax purposes) are not subject to U.S. federal income tax, but may be subject to state or local tax. Although we expect to hold all of our investments through our Operating Partnership, we may hold investments through qualified REIT subsidiaries. Additional limitations regarding our ability to invest in a TRS are described under “—Asset Tests” below. A partnership is not subject to U.S. federal income tax and instead allocates its tax attributes to its partners. The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the limited partnership agreement. For purposes of the Asset and Gross Income Tests, we will be deemed to own a proportionate share of the assets of our Operating Partnership, and we will be allocated a proportionate share of each item of gross income of our Operating Partnership.

Asset Tests

At the close of each calendar quarter of each taxable year, we must satisfy a series of tests based on the composition of our assets (the “Asset Tests”). After initially meeting the Asset Tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities (the 75% Asset Test”). Real estate assets include (i) real property (including interests in real property and interests in mortgages on real property), (ii) shares in other qualifying REITs and (iii) any stock or debt instrument (not otherwise a real estate asset) attributable to the temporary investment of “new capital,” but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for our stock or in a public offering of debt obligations that have a maturity of at least five years. If we invest in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either: (i) 5% of the value of our assets as to any one issuer; or (ii) 10% of the outstanding securities by vote or value of any one issuer. A partnership interest held by a REIT is not considered a “security” for purposes of these tests; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets. For purposes of the 10% value test, a REIT’s proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by a partnership.

For all of the other Asset Tests, a REIT’s proportionate share is based on its proportionate interest in the capital of the partnership. In addition, as discussed above, the stock of a qualified REIT subsidiary is not counted for purposes of the Asset Tests. Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt.” A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities will not violate the 10% value test: (1) any loan made to an individual or an estate, (2) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% Gross Income Test described below. In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership. Any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% Gross Income Test, and any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

A REIT may own the stock of a TRS. A TRS is a corporation (other than another REIT) that is owned in whole or in part by a REIT, and joins in an election with the REIT to be classified as a TRS. A corporation that is 35% owned by a TRS will also be treated as a TRS. Securities of a TRS are excepted from the 5% and 10% vote and value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 25% of the value of a REIT’s assets may be represented by securities of one or more TRSs.

As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT status for failing to satisfy these 5% or 10% Asset Tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10 million; provided in either case that the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period. If a REIT fails to meet any of the Asset Tests for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Section 11 of the Code, by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

We believe that our holdings of securities and other assets comply with the foregoing Asset Tests, and we intend to monitor compliance with such tests on an ongoing basis. The values of some of our assets, however, may not be precisely valued, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the Asset Tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the Asset Tests.

Gross Income Tests

For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting (the “Gross Income Tests”).

The 75% Gross Income Test

At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging transactions and cancellation of indebtedness income) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) income attributable to stock or a debt investment that is attributable to a temporary investment of new capital (as described under the 75% Asset Test above) received or earned during the one-year period beginning on the date we receive such new capital (the “75% Gross Income Test”). We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below. Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease. Generally, rent will not qualify as “rents from real property” if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify as “rents from real property” if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

Rental income will not qualify if we furnish or render services to tenants or manage or operate the underlying property, other than through a permissible “independent contractor” from whom we derive no revenue, or through a TRS. This requirement, however, does not apply to the extent that the services, management or operations we provide are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” If the total amount of our “impermissible tenant service income” from non-customary services exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid to us by tenants of that property to fail to qualify as rents from real property), but impermissible tenant service income will not qualify as rents from real property. However, because IMC has structured its activities such that impermissible services are generally performed by TRSs (rather than by the REIT), we do not expect impermissible tenant service income to limit IMC’s ability to maintain its REIT status. With respect to this rule, our tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The board of directors intends to hire qualifying independent contractors or to utilize one or more TRSs to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space. In addition, we have represented that, with respect to our leasing activities, we will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above) (ii) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (iii) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, a 100% excise tax is imposed on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arms’ length basis. It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided in both cases, that the interest does not depend, in whole or in part, on the income or profits of any person (other than amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time we commit to make or acquire the loan. We expect that all of our loans secured by real property will be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

The 95% Gross Income Test

In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging transactions and cancellation of indebtedness income) for the taxable year must be derived from (i) sources which satisfy the 75% Gross

Income Test, (ii) dividends, (iii) interest, or (iv) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business (the “95% Gross Income Test”). We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow us to satisfy the 95% Gross Income Test.

Our share of income from the properties will primarily give rise to rental income and gains on sales of the properties, substantially all of which will generally qualify under the 75% Gross Income and 95% Gross Income Tests. Our anticipated operations indicate that it is likely that we will have little or no non-qualifying income. As described above, we may establish one or more TRSs. The gross income generated by these TRSs would not be included in our gross income. Any dividends from TRSs to us would be included in our gross income and qualify for the 95% Gross Income Test.

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our status as a REIT for such year if: (i) the failure was due to reasonable cause and not due to willful neglect, (ii) we attach to our return a schedule describing the nature and amount of each item of our gross income, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect our profitability.

Short-Term Leases for Purposes of 75% and 95% Gross Income Tests

As noted above, a portion of our rent is received in connection with short term leases. We have reviewed our properties and our lease arrangements, and we believe that rent attributable to these short term leases qualifies as “rents from real property” for purposes of the 75% and 95% Gross Income Tests. However, we cannot assure you that the IRS will agree that rent attributable to a particular short term lease qualifies as “rents from real property” for purposes of the 75% and 95% Gross Income Tests. If the amount of any such non-qualifying rent, together with other income that does not otherwise qualify for the 75% or 95% Gross Income Tests, exceeds 25% or 5% of our gross income, as the case may be, we may fail to qualify as a REIT unless we qualify for certain statutory relief provisions as discussed herein.

Annual Distribution Requirements

We are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of: (i) the sum of: (a) 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; over (ii) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (1) declared a dividend before the due date of our tax return (including extensions); (2) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31 of that year so long as the dividends are actually paid during January of the following year.

In order for our distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

We intend to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on our earnings; however, it may not always be possible to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. We will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary to comply with the annual distribution requirements, will borrow funds to fully provide the necessary cash flow.

Failure to Qualify

If we fail to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary dividends, and subject to limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

In the event that we fail to satisfy one or more requirements for qualification as a REIT, other than the 75% and the 95% Gross Income Tests and other than the Asset Tests, each of which is subject to the cure provisions described above, we will retain our REIT qualification if (a) the violation is due to reasonable cause and not willful neglect and (b) we pay a penalty of $50,000 for each failure to satisfy the provision.

Prohibited Transactions

As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of real property that:

•	has been held for at least two years;

•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price to the extent such expenditures are incurred within the two year period preceding the date of sale;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and

•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year, or occurs in a year when the REIT disposes of not more than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Our intention in acquiring and operating properties is the production of rental income and we do not expect to hold any property for sale to customers in the ordinary course of our business. We intend to hold, and, to the extent within our control, to have any joint venture to which the Operating Partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

Tax Aspects of Our Investments in Partnerships

We are a partner in the Operating Partnership.

For U.S. federal income tax purposes, our Operating Partnership is currently viewed as “disregarded as an entity separate from its owner,” IMC, which beneficially owns 100% of the equity interests of our Operating Partnership. As a result, all assets, liabilities and items of income, deduction and credit of the Operating Partnership are treated as assets, liabilities and items of income, deduction and credit of IMC itself, including for purposes of the Gross Income and Asset Tests applicable to REITs. However, in the future, if one or more third-party investors are admitted as partners of the Operating Partnership, it will be classified as a partnership for U.S. federal income tax purposes, in which case the remainder of this discussion will apply.

In general, a partnership is a “pass-through” entity which is not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partner received a distribution from the partnership. We will include our proportionate share of the foregoing partnership items in our income for purposes of the various REIT Gross Income Tests and in the computation of our REIT taxable income.

Each partner’s share of the Operating Partnership’s tax items is determined in accordance with the Operating Partnership’s limited partnership agreement, although the allocations will be adjusted for tax purposes if they do not comply with the technical provisions of Section 704(b) of the Code and the regulations thereunder. The Operating Partnership’s allocation of tax items is intended to comply with these provisions. Notwithstanding these allocation provisions, for purposes of complying with the Gross Income and Asset Tests applicable to REITs discussed above, we will be deemed to own our proportionate share of each of the assets of the Operating Partnership and will be deemed to have received a proportionate share of the income of the Operating Partnership, in each case based on our capital interest in the Operating Partnership. Accordingly, any increase in our REIT taxable income from our interest in the Operating Partnership, whether or not a corresponding cash distribution is also received from the Operating Partnership, will increase our distribution requirements.

Cash distributions from the Operating Partnership will not be taxable to a partner except to the extent they exceed the partner’s basis in his interest in the Operating Partnership, which includes the partner’s allocable share of the Operating Partnership’s debt.

Each year, partners will receive a Schedule K-1 tax form containing detailed tax information for inclusion in preparing their U.S. federal income tax returns. Partners are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Operating Partnership owns property, even if they are not residents of those states.

Entity Classification

Based on our representations relating to the conditions required to avoid classification as a “publicly traded partnership” under the Code, once we admit a third-party investor into the Operating Partnership, under existing U.S. federal income tax law and regulations, the Operating Partnership will be treated for U.S. federal income tax purposes as a partnership, and not as an association taxable as a corporation.

Tax Allocations With Respect to Book-Tax Differences for Contributed Properties

Under Section 704(c) of the Code, income, gain, loss and deductions attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which is referred to as the book-tax difference. A book-tax difference also can exist with respect to an asset that has not appreciated or depreciated in economic terms if that asset has been depreciated for tax purposes. A substantial book-tax difference exists with respect to certain assets held by the Operating Partnership.

The limited partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deductions attributable to the properties with respect to which there is a book-tax difference to be made in a manner that is consistent with Section 704(c) of the Code. Treasury Regulations under Section 704(c) require partnerships to use a reasonable method for allocation of items affected by Section 704(c) of the Code.

The limited partnership agreement of the Operating Partnership also requires that any gain allocated to the Operating Partnership partners upon the sale or other taxable disposition of any Operating Partnership asset must, to the extent possible after taking into account other required allocations of gain, be characterized as recapture income in the same proportions and to the same extent as the partners previously have been allocated any deductions directly or indirectly giving rise to the treatment of the gains as recapture income.

Liquidation of the Operating Partnership

If the Operating Partnership liquidates and dissolves, a distribution of its property other than money generally will not result in taxable gain to its partners, except to the extent provided in Sections 704(c)(1)(B), 731 and 737 of the Code. The basis of any property distributed to an Operating Partnership partner will equal the adjusted basis of the partner’s partnership interest, reduced by any money distributed in liquidation. A distribution of money upon the liquidation of the Operating Partnership, however, will be taxable to a partner to the extent that the amount of money distributed in liquidation, including any deemed distributions of cash as a result of a reduction in the partner’s share of partnership liabilities, exceeds the partner’s tax basis in its partnership interest.

U.S. Federal Income Taxation of Stockholders

Taxation of Taxable Domestic Stockholders.

This section summarizes the taxation of domestic stockholders that are not tax-exempt organizations. For these purposes, a domestic stockholder is a beneficial owner of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Notwithstanding the foregoing, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons shall also be considered domestic stockholders.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the purchase, ownership and disposition of our shares by the partnership.

Certain high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax is 3.8% of the lesser of the individual’s net investment income, or the excess of the individual’s modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual.

As long as we qualify as a REIT, distributions paid to our domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will generally be ordinary income and generally will not be “qualified dividends” in the case of non-corporate domestic stockholders and will not be eligible for the dividends received deduction in the case of corporate domestic stockholders. For non-corporate domestic stockholders, qualified dividends are taxed at a maximum rate of 20%, whereas ordinary income may be taxed at rates as high as 39.6%. Distributions in excess of current and accumulated earnings and profits are treated first as a tax-deferred return of capital to the stockholder, reducing the stockholder’s tax basis in his or her common stock by the amount of such distribution, and then as capital gain.

Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a tax-deferred return of capital. Additionally, because distributions in excess of earnings and profits reduce the stockholder’s basis in our stock, this will increase the stockholder’s gain on any subsequent sale of our stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (generally taxable at a maximum rate of 20% in the case of non-corporate domestic stockholders, subject to a maximum rate of 25% for certain recapture of real estate depreciation) to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. We may also decide to retain, rather than distribute, our net long-term capital gains and pay any tax thereon. In such instances, stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of our tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Although stockholders generally recognize taxable income in the year that a distribution is received, any distribution we declare in October, November or December of any year that is payable to a stockholder of record on a specific date in any such month will be treated as both paid by us and received by the stockholder on December 31 of the year it was declared if paid by us during January of the following calendar year.

Because we are not a pass-through entity for U.S. federal income tax purposes, stockholders may not use any of our operating or capital losses to reduce their tax liabilities. In certain circumstances, we may have the ability to declare a large portion of a dividend in shares of our stock. In such a case, you would be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock. In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the stockholder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the stockholder treated our distributions as long-term capital gains. We will report to our domestic stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount (if any) of U.S. federal income tax we withhold.

A stockholder may be subject to backup withholding with respect to dividends paid unless such stockholder: (i) is a corporation or comes within other exempt categories; or (ii) provides us with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding can be credited against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of distributions made to any stockholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Stockholders.” Domestic stockholders that hold our common stock through certain foreign financial institutions (including investment funds) may be subject to withholding on dividends in respect of, and the gain from the sale of, such common stock, as discussed in “—Taxation of Non-U.S. Stockholders—Recent Changes in U.S. Federal Income Tax Withholding.”

Taxation of Tax-Exempt Stockholders

The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a “pension-held REIT,” based upon the ruling, the analysis in the ruling and the statutory framework of the Code, distributions to a domestic stockholder that is a tax-exempt entity by us should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of shares of our stock with “acquisition indebtedness” within the meaning of the Code, that the shares of our stock are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that we, consistent with our present intent, do not hold a residual interest in a real estate mortgage investment conduit. Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income.

However, if any pension or other retirement trust that qualifies under section 401(a) of the Code holds more than 10% by value of the interests in a “pension-held REIT” at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute unrelated business taxable income. For these purposes, a “pension-held REIT” is defined as a REIT if such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of stock of the REIT and either (i) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or (ii) one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

Taxation of Non-U.S. Stockholders

General

The rules governing the U.S. federal income taxation of beneficial owners of our common stock that are nonresident alien individuals, foreign corporations and other foreign investors (collectively, “Non-U.S. Stockholders”) are complex, and as such, only a summary of such rules is provided in this prospectus. Non-U.S. investors should consult their tax advisors to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in our common stock.

Recent Changes in U.S. Federal Income Tax Withholding

After June 30, 2014, withholding at a rate of 30% is required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30% will be required on gross proceeds from the sale of, shares of our common stock held by or through certain “foreign financial institutions” (defined broadly to include a bank, certain insurance companies, a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), unless such institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the “foreign financial institution” to the extent such shares or accounts are held by certain U.S. persons or by certain Non-U.S. entities that are wholly or partially owned by U.S. persons. Taxes withheld under the provisions described above on distributions are generally creditable against (and not duplicative of) the withholding taxes described below. Similarly, after June 30, 2014, dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, our shares held by an investor that is a nonfinancial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury.

The United States Treasury is also in the process of signing intergovernmental agreements with other countries to implement the exchange of information required under this new legislation. Investors that invest in our shares through an account maintained at a non-U.S. financial institution are strongly encouraged to consult their tax advisors regarding the potential application and impact of this new legislation and any intergovernmental agreement between the United States and their home jurisdiction in connection with this new legislation.

Non-U.S. persons that are otherwise eligible for an exemption from, or a reduction of, U.S. withholding tax with respect to such distributions and sale proceeds would be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld under this new withholding tax regime.

Distributions—In General

Distributions paid by us that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in our shares of common stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as domestic stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax, or such lower rate provided by an applicable tax treaty, in the case of a Non-U.S. Stockholder that is a foreign corporation, or such lower rate provided by an applicable tax treaty). Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in “—Sale of Shares.”

Distributions Attributable to Sale or Exchange of Real Property

Distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders would thus be required to file U.S. federal income tax returns and would be taxed at the normal capital gain rates applicable to domestic stockholders, and would be subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a foreign investor if (i) the distribution is received with regard to a class of stock that is regularly traded on an established securities market located in the United States; and (ii) the foreign investor does not own more than 5% of the class of stock at any time during the tax year within which the distribution is received. We expect that our common stock will continue to be regularly traded on an established securities market in the United States following this offering.

U.S. Federal Income Tax Withholding on Distributions

For U.S. federal income tax withholding purposes and subject to the discussion above under “—Recent Changes in U.S. Federal Income Tax Withholding”, we will generally withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides us with a properly completed IRS (i) Form W-8BEN (in the case of an individual) or W-8BEN-E (in the case of an entity) evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty (in which case we will withhold at the lower treaty rate) or (ii) Form W-8ECI claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S. (in which case we will not withhold tax). We are also generally required to withhold tax at the rate of 35% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by us as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS.

Sale of Shares

Gain recognized by a Non-U.S. Stockholder upon a sale of shares of our common stock generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the United States; (ii) the Non-U.S. Stockholder is not present in the United States for 183 days or more during the taxable year and certain other conditions apply; and (iii) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares was held directly or indirectly by foreign persons during the five year period ending on the date of disposition or, if shorter, during the entire period of our existence. We cannot assure you that we will qualify as “domestically controlled”.

If we were not “domestically controlled”, a Non-U.S. Stockholder’s sale of common shares would be subject to U.S. federal income taxation, unless our common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 5% in value of our shares of common stock. We believe that our common stock will continue to be regularly traded on an established securities market in the United States following this offering. If the gain on the sale of our shares were subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as domestic stockholders with respect to such gain, and the purchaser of such common stock may be required to withhold 10% of the gross purchase price of such shares. If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Prospective foreign purchasers should consult their tax advisors concerning these rules.

Whether or not we are “domestically controlled”, a Non-U.S. Stockholder generally will incur tax on gain from the sale of our common shares if (i) the gain is effectively connected with the Non-U.S. Stockholder’s U.S.

trade or business and, if certain treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Stockholder, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. Stockholder will generally incur a 30% tax on his or her net U.S. source capital gains.

Other Tax Considerations

Investments in TRSs

We and any entity treated as a corporation for tax purposes in which we own an interest are allowed to jointly elect to treat such entity as a “taxable REIT subsidiary.” In addition, if any of our TRSs owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also automatically be treated as our taxable REIT subsidiary.

Two of our subsidiaries have elected to be treated as our taxable REIT subsidiaries, and additional subsidiaries may subsequently become our TRSs. As our TRSs, these entities will pay U.S. federal and state income taxes at the full applicable corporate rates on their income (without deduction for payment of any dividends). Such TRSs will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent any of our TRSs is required to pay U.S. federal, state or local taxes, the cash available for distribution by such taxable REIT subsidiary to its stockholders, including us, will be reduced accordingly.

TRSs are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities which cannot be performed directly by REITs without jeopardizing their REIT status. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business activity, including the provision of services to a REIT’s tenants and the sale of property held for sale to customers in the ordinary course of business (such as condominiums or other for-sale housing), without causing the REIT to receive impermissible tenant service income under the REIT Gross Income Tests and without subjecting the REIT to the 100% penalty tax on prohibited transactions.

TRSs are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary and are subject to tax of 100% on certain other payments made to the associated REIT. We will be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our TRSs that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect income of the taxable REIT subsidiary. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by the REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied.

Rents will not constitute redetermined rents under Section 482 of the Code if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible tenant service income because of the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT’s tenants (and other than the REIT), which persons are not related to the REIT, the REIT’s tenants or the taxable REIT subsidiary, and the charges for such services are substantially comparable;

•	rents paid to the REIT by tenants (leasing at least 25% of the net leasable space in the REIT’s property) who are not receiving the services in question from the taxable REIT subsidiary are substantially comparable to the rents paid by tenants leasing comparable space who are receiving services from the taxable REIT subsidiary and the charge for the services is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

Although we anticipate that any fees paid to a taxable REIT subsidiary for tenant services will reflect arm’s length rates, a taxable REIT subsidiary may under certain circumstances provide tenant services which do not satisfy any of the safe harbor provisions described above. Determinations under these excise tax provisions are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes.

Tax on Built-in Gain

In May of 2011, we acquired certain properties in tax-deferred transactions, which properties were held by one or more taxable “C” corporations before they were held by us. If we dispose of any such assets during the ten-year period following acquisition of the assets from the respective taxable “C” corporation (i.e., during the ten-year period following ownership of such assets by a REIT), we will be subject to U.S. federal income tax (and applicable state and local taxes) at the highest corporate tax rates on any gain recognized from the disposition of such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to or acquired by us or one of our predecessor REITs in a tax-deferred transaction over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. Similarly, if we recognized certain other income considered to be built-in income during the ten-year period following the asset acquisitions described above, we could be subject to U.S. federal tax under the built-in gains tax rules. IMC would be subject to this corporate-level tax liability (without the benefit of the deduction for dividends paid) even if it qualifies and maintains its status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and the distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We estimate that up to $170,149,000 of built-in gain might be recognized for tax purposes under these rules if we were to sell all of our assets in taxable transactions. We may choose to forego otherwise attractive opportunities to sell assets in a taxable transaction during the ten-year built-in gain recognition period in order to avoid this built-in gain tax. However, there can be no assurance that such a taxable transaction will not occur. The amount of any such built-in gain tax could be material and the resulting tax liability may have a negative impact on our cash flow and may limit our ability to pay distributions required to maintain our status as a REIT. See “Distribution Policy.”

State and Local Taxes

We and you may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our and your state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares of common stock.

Legislative Proposals

You should recognize that our and your present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. We are not currently aware of any pending legislation that would materially affect our or your taxation as described in this prospectus. You should, however, consult your advisors concerning the status of legislative proposals that may pertain to the purchase, ownership and disposition of our shares of common stock.

CERTAIN CONSIDERATIONS FOR EMPLOYEE BENEFIT PLANS AND OTHER RETIREMENT ARRANGEMENTS

General

The following is a summary of certain considerations associated with the purchase of our common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other plans and arrangements that are subject to Section 4975 of the Code or plans subject to any other federal, state, local, non-U.S. or other laws or regulations that are substantively similar to Title I of ERISA or Section 4975 of the Code (such federal, state, local, non-U.S. or other laws or regulations, “Similar Laws”) and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). This discussion does not address all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, Similar Laws that may be relevant to a particular Plan in light of its particular circumstances.

Plans should also consider the entire discussion under the heading “Material United States Federal Income Tax Considerations” of this prospectus, as material contained in that section may be relevant to any decision by a Plan to purchase our common stock.

Fiduciary Obligations

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Benefit Plan”) and both ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Benefit Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Benefit Plan or the management or disposition of the assets of such a Benefit Plan, or who renders investment advice for a fee or other compensation (direct or indirect) to such a Benefit Plan, is generally considered to be a fiduciary of the Benefit Plan.

Fiduciary provisions of ERISA, the Code or Similar Laws may impose limitations on Plan investment in our common stock. Fiduciaries of Plans, in consultation with their advisors, should consider, to the extent applicable, the impact of such fiduciary rules and regulations on causing a Plan to invest in our common stock. Among other considerations, the fiduciary of a Plan should take into account the composition of the Plan’s portfolio with respect to diversification; the cash flow needs of the Plan and the effects thereon of the potential illiquidity of an investment in our common stock; the economic terms of the Plan’s investment in our common stock; the Plan’s funding objectives; the tax effects of such an investment and the tax considerations and related risks described in this prospectus, including under the heading “Material United States Federal Income Tax Considerations”; and the fact that shareholders are expected to consist of a diverse group of investors and the fact that the our management will not take the particular objectives of any shareholders or class of shareholders into account. Plan fiduciaries should also take into account the fact that, as discussed below, it is intended that the assets of IMC will not be considered “plan assets” of any Plan or be subject to any fiduciary or investment restrictions that may exist under pension codes specifically applicable to such Plans.

Prohibited Transaction Considerations

In addition to the fiduciary obligations discussed above, Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an applicable exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan that engaged in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition of our common stock by a Benefit Plan with respect to which IMC LP, the Sponsors or an underwriter is a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. Certain exemptions from the prohibited transaction rules could be applicable to the purchase of our common stock by a Benefit Plan depending on the type and circumstances of the fiduciary making the decision to acquire such shares and the relationship of the party in interest or disqualified person to the Benefit Plan. Included among these exemptions are the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan and non-fiduciary service providers to the Benefit Plan. In addition, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the shares. These class exemptions (as may be amended from time to time) include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers.

Each of these exemptions contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring our common stock in reliance of these or any other exemption should carefully review the exemption to ensure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, our common stock should not be purchased by any person investing “plan assets” of any Plan, unless such purchase (i) is entitled to exemptive relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code and is otherwise permissible under all applicable Similar Laws or (ii) would not otherwise constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Laws.

ERISA Plan Asset Considerations

A fiduciary acting on behalf of a Benefit Plan, in addition to the matters described above, should take into account the following considerations in connection with an investment in our common stock.

If our assets are deemed to include “plan assets” of Benefit Plans, any transaction we enter into would be treated as a transaction with each Benefit Plan that holds our common stock and any such transaction with certain “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in Section 4975 of the Code) with respect to a Benefit Plan could be a “prohibited transaction” under ERISA or Section 4975 of the Code. If we were subject to ERISA, certain aspects of our operations and management could also violate ERISA.

ERISA Plan Assets

Under ERISA and regulations issued thereunder by the U.S. Department of Labor (the “Plan Asset Regulations”), generally, when a Benefit Plan acquires an equity interest in an entity such as IMC, such Benefit Plan’s assets would be deemed to include both that equity interest as well as an undivided interest in each of such entity’s assets, unless (i) the equity interest purchased is a “publicly-offered security” (the “Publicly-Offered Security Exception”), (ii) the entity qualifies as an “operating company” within the meaning of the Plan Asset Regulations (the “Operating Company Exception”) or (iii) another exception from holding “plan assets” under the Plan Asset Regulations is available. It is intended that the common stock offered under this prospectus should qualify for the Publicly-Offered Security Exception and/or that IMC should qualify for the Operating Company Exception.

The Publicly-Offered Security Exception

The “Publicly-Offered Security Exception” applies to an equity interest acquired by a Benefit Plan if the equity interest is (1) “freely transferable,” (2) part of a class of securities that is “widely held” and (3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or (b) sold to the Benefit Plan as part of a public offering pursuant to an effective registration statement under the Securities Act and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later date as may be allowed by the SEC after the end of the fiscal year of the issuer in which the public offering of such security occurred. The common stock offered under this prospectus will be part of a class of securities to be registered under Section 12(b) of the Exchange Act.

Whether a security is “freely transferable” under the Plan Asset Regulations is a determination to be made based on all relevant facts and circumstances. In the case of a security that is part of an offering in which the minimum investment is $10,000 or less, the Plan Asset Regulations state that the following requirements, alone or in combination, ordinarily will not affect a finding that the security is freely transferable: (i) any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; (ii) any restriction on, or prohibition against, any transfer or assignment which would either result in a termination or reclassification of the entity for federal or state tax purposes or which would violate any state or federal statute, regulation, court order, judicial decree or rule of law; (iii) any requirement that advance notice of a transfer or assignment be given to the entity and any requirement regarding execution of documentation evidencing such transfer or assignment (including documentation setting forth representations from either or both of the transferor or transferee as to requiring compliance with the entity’s governing instruments); or (iv) any limitation or restriction on transfer or assignment which is not created or imposed by the issuer or any person acting for or on behalf of the issuer.

Under the Regulation, a class of securities is “widely held” only if it is of a class of securities owned by 100 or more investors independent of the issuer and of each other.

The Operating Company Exception

In addition to the Publicly-Offered Security Exception, IMC may also qualify as an “operating company.” An “operating company” under the Plan Asset Regulations may include (i) an entity engaged, either directly or through wholly- or majority-owned subsidiaries, in the production or sale of a product or service other than the investment of capital or (ii) a “real estate operating company” (“REOC”). A REOC is an entity that, on the date of its first long-term investment and during an annual valuation period, has invested at least 50% of its assets (valued at cost, excluding short-term investments pending long-term commitment or distribution) in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities. In addition, a REOC must engage directly, in the ordinary course of its business, in real estate management or development activities.

In certain situations, the need to maintain “operating company” status, to the extent applicable, could adversely affect the operations of IMC. For example, we may decide not to make an otherwise favorable addition to our portfolio if it would not be a qualifying investment for purposes of the “operating company” requirements, or we may decide to liquidate a given property at an otherwise disadvantageous time based on these requirements.

There is very little authority regarding the application of ERISA and the Plan Asset Regulations to entities such as IMC, and there can be no assurance that the U.S. Department of Labor or the courts would not take a position or promulgate additional rules or regulations that could significantly impact the “plan asset” status of IMC.

Governmental Plans

Government sponsored plans are not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code. However, Similar Laws may contain fiduciary and prohibited transaction requirements similar to those contained in ERISA and Section 4975 of the Code and may include other investment limitations. Fiduciaries of governmental plans and any other plans not subject to ERISA or Section 4975 of the Code should consider the requirements applicable to an investment in our common stock in consultation with their advisers.

IRA Investors

Our common stock may be purchased or owned by investors who are investing assets of their individual retirement accounts (“IRAs”). In consultation with its advisors, each prospective investor that is an IRA should carefully consider whether an investment in our common stock is appropriate for and permissible under the terms of its governing documents. Fiduciaries of investors that are IRAs should consider in particular that our common stock may be illiquid and that a significant market may not develop for the resale of our common stock, as well as the other general fiduciary considerations described above.

Although IRAs are not generally subject to ERISA, they are subject to the provisions of Section 4975 of the Code, which prohibit transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with IMC, the underwriters or any of their affiliates, or if the fiduciary’s exercise of best judgment as a fiduciary is otherwise compromised in making such investment decision. A prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA and assessment of penalties.

Representation

By acceptance of our common stock or any interest therein, each purchaser will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser to acquire or hold our common stock constitutes assets of any Plan or (ii) the acquisition of our common stock by such purchaser will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring the shares on behalf of, or with the assets of, any Plan, consult their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments and whether an exemption would be applicable to the purchase of our common stock.

UNDERWRITING

Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement to which this prospectus is part, each of the underwriters named below will severally agree to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Total

The underwriting agreement will provide that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $                 per share. After the offering, the representatives may change the offering price and other selling terms. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be approximately $        (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                 shares from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase severally its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Electronic Prospectus Delivery

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Lock-Up Agreements

We, our directors, executive officers, IMC LP and our Sponsors have each agreed, for a period of 180 days after the date of this prospectus, subject to certain limited exceptions as described below, not to directly or indirectly, without the prior written consent of each of Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	the information set forth in this registration statement;

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

•	neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price; and

•	other factors deemed relevant by us and the underwriters.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NYSE

We intend to apply to list our common stock on the NYSE under the symbol “IMC.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. On August 15, 2014, our Operating Partnership entered into a $405 million first lien term loan facility, a $125 million second lien term loan facility and a new $50 million first lien senior secured revolving credit facility. Each of the underwriters participated as arrangers in connection with the Refinancing Transactions and received customary fees in connection therewith. Affiliates of each of the underwriters are lenders under the first lien senior secured revolving credit facility and will receive customary fees for their services.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•	in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The common stock may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered hereby, including certain tax matters will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock offered hereby and certain other matters under Maryland law. Certain legal matters in connection with the common stock offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The balance sheet of International Market Centers, Inc. as of June 30, 2014 and the combined financial statements of IMC REIT Portfolio as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 and financial statement schedule as of December 31, 2013 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act, of which this prospectus is a part. This prospectus does not contain all of the information found in the registration statement or exhibits filed with the registration statement. For further information regarding us and the common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits. The registration statement of which this prospectus forms a part, including its exhibits, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, as a result, will be required to file periodic reports, proxy statements and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at http://www.imcenters.com and we will make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements and furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

To the Board of Representatives of

International Market Centers, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of International Market Centers, Inc. (the “Company”) at June 30, 2014 (initial capitalization) in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

August 11, 2014

International Market Centers, Inc.

Balance Sheet

June 30, 2014 (initial capitalization)
Assets
Cash	$1,000

Total assets	$1,000

Liabilities
Commitments and contingencies (Note 4)	$—
Stockholder’s Equity
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	$1
Additional paid-in capital	999

Total liabilities and stockholder’s equity	$1,000

See accompanying notes.

International Market Centers, Inc.

Notes to the Balance Sheet

1.	Organization

International Market Centers, Inc. (the “Company”) was incorporated in Maryland on June 27, 2014. The Company has not had any corporate activity since its initial capitalization as of June 30, 2014. The Company was formed to succeed the business of IHFC REIT, LLC and subsidiaries, Market Square REIT, LLC and subsidiaries, Showplace REIT, LLC and subsidiaries, IMC LV REIT, LLC and subsidiaries, and IMC Manager, LLC, (collectively, the “Predecessor Group”). As of June 30, 2014, International Market Centers, LP (“IMC LP”) owned and operated the Predecessor Group’s properties and businesses.

The Company has submitted a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed underwritten initial public offering (the “Offering”) of its common stock. Prior to the consummation of the Offering, IMC LP will cause IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC LV REIT, LLC, entities wholly-owned by IMC LP, to merge into the Company. In each case, the Company will survive the merger. Following this merger, the Company will contribute substantially all of its assets to the Operating Partnership. These transactions (the “Restructuring Transactions”) will enable the Company to: (1) consolidate the ownership of the Company’s property portfolio under the formation of an operating partnership to continue the operations of the Predecessor Group; (2) facilitate the Offering to enable the Company to raise the necessary capital to repay mortgage debt relating thereto and pay other indebtedness and fund costs, capital expenditures and working capital; and (3) qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its short taxable year ending December 31, 2014. The Company will not have any operating activity until the consummation of the Restructuring Transactions.

The operations of the Company will be carried on primarily through an operating partnership. It is the intent of the Company to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its short taxable year ending December 31, 2014. The Company will be self-administered and self-managed.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet is presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and includes the accounts of the Company.

Cash

Cash includes all cash and liquid investments with an initial maturity of three months or less.

Income Taxes

As a REIT, the Company will be permitted to deduct dividends paid to its stockholders, eliminating the U.S. federal taxation of income represented by such distributions at the Company level, provided certain requirements are met. REITs are subject to a number of organizational and operational requirements, including the requirement to distribute at least 90 percent of their annual taxable income. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal and state income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

International Market Centers, Inc.

Notes to the Balance Sheet

Offering Costs

In connection with the Offering, affiliates have incurred or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the gross proceeds from the Offering. Offering costs have not been accrued because the Company does not have an obligation to reimburse its affiliates for such costs until the closing of the Offering. As of June 30, 2014, the Company’s affiliates had incurred costs in connection with the Offering of $3,846.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the balance sheet and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could materially differ from those estimates.

3.	Stockholder’s Equity

Under the Company’s articles of incorporation, the total number of shares initially authorized for issuance is 1,000 shares of common stock, $0.01 par value per share. The Company’s Board of Directors may amend the articles of incorporation to increase or decrease the number of authorized shares.

On June 30, 2014, the Company issued 100 shares of common stock to its sole stockholder, IMC LP, at $10.00 per share.

4.	Commitments and Contingencies

The Company is not currently involved in any legal proceedings or other litigation that would have a material adverse impact on its financial position or its results of operations. The Company records a liability when a loss is considered probable and the amount can be reasonably estimated.

5.	Subsequent Events

The Company has evaluated the events and transactions that have occurred through August 11, 2014, the date on which the balance sheet was originally issued and through September 24, 2014, the date on which the balance sheet was reissued.

On August 6, 2014, the Company, together with IMC OP GP, LLC, a Delaware limited liability company wholly-owned by the Company formed on July 11, 2014 to serve as the general partner of the Company’s operating partnership, contributed $100 reflecting the initial capitalization of IMC OP, LP, a Delaware limited partnership formed on July 11, 2014 and served by the Company as the sole initial limited partner.

6.	Subsequent Events (Unaudited)

Effective August 15, 2014, IMC LP caused the Predecessor Group to merge into the Company, among other restructuring transactions. Immediately following these mergers, the Company contributed substantially all of its assets to the Operating Partnership.

Immediately after the consummation of the above restructuring transactions, the Operating Partnership entered into new senior secured credit facilities comprised of a $405 million first lien term loan facility, a $50 million first lien revolving credit facility and a $125 million second lien term loan facility, which are guaranteed by the Company and the subsidiaries of the Operating Partnership. The net proceeds from this debt issuance, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the Predecessor Group’s existing mortgage notes payable as of August 15, 2014.

International Market Centers, Inc.

Notes to the Balance Sheet

An affiliate of Bain Capital Partners, LLC (“Bain”) and Oaktree Capital Management, L.P. (“Oaktree”), which are limited partners in IMC LP, participated as lenders to the Operating Partnership and its subsidiaries as part of the above refinancing transactions. The affiliate of Bain funded $25.8 million and $18.8 million of the first lien term loan and second lien term loan, respectively, which represents 6.4% and 15.0% of the outstanding balances of the first lien term loan and second lien term loan, respectively, as of August 15, 2014. Oaktree funded $45.0 million and $25.0 million of the first lien term loan and second lien term loan, respectively, which represents 11.1% and 20.0% of the outstanding balances of the first lien term loan and second lien term loan, respectively, as of August 15, 2014. On August 15, 2014, the affiliate of Bain and Oaktree received loan closing fees of $1.1 million and $1.7 million, respectively. The affliate of Bain and Oaktree will also receive their pro rata share of any first lien term loan and second lien term loan payments of principal, interest and prepayment fees paid by the Operating Partnership.

Report of Independent Registered Public Accounting Firm

To the Members of

IHFC REIT LLC and subsidiaries,

Market Square REIT LLC and subsidiaries,

Showplace REIT LLC and subsidiaries,

IMC LV REIT LLC and subsidiaries, and

IMC Manager LLC:

In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of IHFC REIT LLC and subsidiaries, Market Square REIT LLC and subsidiaries, Showplace REIT LLC and subsidiaries, IMC LV REIT LLC and subsidiaries, and IMC Manager LLC (collectively, “IMC REIT Portfolio” or the “Company”) at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

August 11, 2014

IMC REIT Portfolio

Combined Balance Sheets

(In thousands)
	June 30,	December 31,
	2014	2013	2012
	(Unaudited)
Assets
Rental properties
Land and land improvements	$74,335	$74,335	$74,335
Buildings and building improvements	641,575	639,858	634,227
Tenant improvements	37,470	35,079	24,177
Furniture, fixtures and equipment	16,561	15,595	12,779

	769,941	764,867	745,518
Less: Accumulated depreciation	(96,308)	(80,284)	(48,747)

Net investment in rental properties	673,633	684,583	696,771
Cash	23,469	22,935	27,240
Restricted cash	29,673	32,003	30,048
Accounts receivable, net	16,258	17,993	15,406
Straight-line rents receivable, net	11,920	9,872	7,527
Notes receivable, net	6,562	6,450	6,643
Deferred leasing costs, net	6,317	5,404	3,118
Deferred financing costs, net	2,529	3,152	4,399
Intangible assets, net	36,558	47,162	82,130
Deferred tax assets, net	1,417	1,417	2,128
Prepaid expenses and other assets	7,688	9,068	8,190

Total assets	$816,024	$840,039	$883,600

Liabilities and Members’ Capital
Mortgage notes payable, net	$511,456	$526,228	$537,835
Accounts payable and accrued expenses	25,316	26,008	22,317
Taxes payable	789	1,566	1,067
Prepaid rent	2,955	3,497	2,759
Unearned rent	22,382	22,356	22,106
Tenant security deposits	4,883	4,861	4,223
Below market leases, net	3,076	4,027	8,680
Other liabilities	1,154	1,209	1,310

Total liabilities	572,011	589,752	600,297
Commitments and contingencies (Note 10)	—	—	—
Members’ capital	244,013	250,287	283,303

Total liabilities and members’ capital	$816,024	$840,039	$883,600

The accompanying notes are an integral part of these combined financial statements.

IMC REIT Portfolio

Combined Statements of Operations

(In thousands)
	For the six months ended June 30,		For the years ended December 31,
	2014	2013	2013	2012
	(Unaudited)
Revenues
Base rents	$61,108	$56,034	$114,944	$94,822
Recoveries from tenants	4,987	6,368	11,841	18,200
Tradeshow license fees	7,757	6,567	13,441	15,061
Sponsorships, publications and other income	5,673	4,452	10,350	10,486

Total revenues	79,525	73,421	150,576	138,569

Expenses
Real estate taxes and insurance	5,238	5,382	10,806	11,673
Utilities	5,479	5,064	11,504	9,883
Building operations	6,833	5,995	11,900	13,821
Market operations	12,400	11,758	24,684	20,687
General and administrative	12,844	13,399	26,893	36,426
Depreciation and amortization	26,331	32,291	61,706	76,691

Total expenses	69,125	73,889	147,493	169,181

Other (expenses) income
Interest expense	(16,495)	(16,510)	(33,131)	(32,428)
Interest and other investment income	358	361	757	728

Total other expenses	(16,137)	(16,149)	(32,374)	(31,700)

Loss before income taxes	(5,737)	(16,617)	(29,291)	(62,312)
Provision for income taxes	950	1,837	3,550	1,076

Net loss	(6,687)	(18,454)	(32,841)	(63,388)

Preferred share dividends	38	38	75	70

Net loss to common members	$(6,725)	$(18,492)	$(32,916)	$(63,458)

The accompanying notes are an integral part of these combined financial statements.

IMC REIT Portfolio

Combined Statements of Changes in Members’ Capital

(In thousands)
	International Market Centers, LP	Preferred Shareholders	Total Members’ Capital
Members’ capital balances at December 31, 2011	$343,425	$—	$343,425
Incentive unit compensation expense	2,900	—	2,900
Net loss to common members	(63,458)	—	(63,458)
Preferred share issuance	—	436	436
Allocation of preferred return	—	70	70
Payments of preferred share dividends	—	(70)	(70)

Members’ capital balances at December 31, 2012	282,867	436	283,303
Contributions received	4,600	—	4,600
Distributions paid	(6,000)	—	(6,000)
Incentive unit compensation expense	1,300	—	1,300
Net loss to common members	(32,916)	—	(32,916)
Allocation of preferred return	—	75	75
Payments of preferred share dividends	—	(75)	(75)

Members’ capital balances at December 31, 2013	249,851	436	250,287
Contributions received (unaudited)	2,650	—	2,650
Distributions paid (unaudited)	(2,650)	—	(2,650)
Incentive unit compensation expense (unaudited)	451	—	451
Net loss to common members (unaudited)	(6,725)	—	(6,725)
Allocation of preferred return (unaudited)	—	38	38
Payments of preferred share dividends (unaudited)	—	(38)	(38)

Members’ capital balances at June 30, 2014 (unaudited)	$243,577	$436	$244,013

The accompanying notes are an integral part of these combined financial statements.

IMC REIT Portfolio

Combined Statements of Cash Flows

(In thousands)
	For the six months ended June 30,		For the years ended December 31,
	2014	2013	2013	2012
	(Unaudited)
Cash flows from operating activities
Net loss	$(6,687)	$(18,454)	$(32,841)	$(63,388)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	—	560	711	(2,128)
Depreciation and amortization	26,331	32,291	61,706	76,691
Incentive unit compensation expense	451	800	1,300	2,900
Amortization and write-off of above and below market lease intangibles, net	1,655	2,083	4,662	15,321
Amortization of mortgage notes payable discount	960	922	1,864	1,791
Amortization of deferred financing costs	623	520	1,244	1,215
Amortization of notes receivable discount	(351)	(351)	(702)	(702)
Write off of notes receivable	92	100	100	—
Straight line rent adjustment	(2,209)	(679)	(2,369)	(4,232)
Provision for bad debt expense	735	777	1,710	3,461
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,020	(715)	(4,503)	(6,044)
Decrease in prepaid expenses and other assets	1,384	898	122	4,456
Increase (decrease) in accounts payable and accrued expenses	305	(2,631)	4,815	6,605
(Decrease) increase in taxes payable	(777)	457	499	(1,118)
(Decrease) increase in prepaid rent	(542)	(561)	738	2,759
Increase (decrease) in unearned rent	26	(911)	250	(1,068)
(Decrease) increase in other liabilities	(55)	864	(101)	421

Net cash provided by operating activities	22,961	15,970	39,205	36,940

Cash flows from investing activities
Additions to rental properties	(6,963)	(7,772)	(22,480)	(8,307)
Additions to deferred leasing costs	(1,921)	(1,759)	(4,008)	(1,841)
Additions to internal software costs	(408)	(204)	(781)	(830)
Changes in tenant security deposits	22	73	638	(96)
Changes in restricted cash	2,330	(2,637)	(1,955)	(9,990)
Payments received on notes receivable	287	16	1,025	890
Issuance of notes receivable	—	—	—	(295)
Loan to parent	—	(1,000)	(1,000)	(2,663)

Net cash used in investing activities	(6,653)	(13,283)	(28,561)	(23,132)

Cash flows from financing activities
Additions to deferred financing costs	—	—	(3)	(10)
Mortgage principal payments	(15,732)	(5,930)	(13,471)	(5,860)
Proceeds from preferred shares issuance	—	—	—	436
Preferred share dividends paid	(38)	(38)	(75)	(70)
Deferred offering costs paid	(4)	—	—	—
Contributions received	2,650	—	4,600	—
Distributions paid	(2,650)	—	(6,000)	—

Net cash used in financing activities	(15,774)	(5,968)	(14,949)	(5,504)

Net increase (decrease) in cash	534	(3,281)	(4,305)	8,304
Cash
Beginning of period	22,935	27,240	27,240	18,936

End of period	$23,469	$23,959	$22,935	$27,240

Supplemental disclosure of cash flow information
Interest paid			$29,204	$29,389
Income tax paid			2,947	4,100

Noncash transactions
Additions to building and improvements included in accounts payable and accrued expenses	$142	$2,776	$1,139	$2,263
(Deletions) additions to notes receivable transferred from accounts receivable	(139)	17	(230)	(565)

The accompanying notes are an integral part of these combined financial statements.

IMC REIT Portfolio

Notes to the Combined Financial Statements

1.	Nature of the Business and Basis of Presentation

IMC REIT Portfolio (the “Predecessor Group”) is not a legal entity and is comprised of the combined results of IMC LV REIT, LLC, IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and their wholly owned subsidiaries (collectively, the “REITs”), and IMC Manager, LLC, all of which were under common control of International Market Centers, LP (the “Parent Company”) as of and during the periods presented.

The Parent Company holds 100% of the common equity ownership interest in each of the REITs. Effective January 26, 2012, each of the REITs issued 125 preferred shares to unrelated third-parties with a par value of $1,000 per share. Each share accrues on a daily basis a preferred return payable semi-annually at 12.5% for IMC LV REIT, LLC and IHFC REIT, LLC and 17.5% for Market Square REIT, LLC and Showplace REIT, LLC and is recognized as an equity distribution of each individual REIT on the combined statements of changes in members’ capital.

IMC REIT Portfolio is the largest host of business-to-business markets for the combined home furniture, home décor and gift industries in North America. Markets are business-to-business trade gatherings typically lasting one week where sellers display and market their products to their customers (retailers, interior designers and home builders). As of December 31, 2013, the Predecessor Group owned or had interests in properties and developable land in High Point, North Carolina and Las Vegas, Nevada (the “High Point Property” and the “Las Vegas Property”, collectively, the “Properties”). The Properties aggregate 16 buildings actively used for furniture and accessory showroom space and three buildings available but not currently utilized in operations. In total, the Properties have approximately 11.9 million gross square feet of furniture and accessory showroom space, 4,970 parking spaces and 29.4 acres of land available for development. The Predecessor Group primarily leases this space on a long-term basis to manufacturers and suppliers of home furniture, home décor and gift products that participate in the Predecessor Group’s Markets. Any references to square feet, number of parking spaces or acres are unaudited.

The accompanying combined financial statements include all accounts of the combined companies of IMC LV REIT, LLC, IHFC REIT, LLC, Market Square REIT, LLC, Showplace REIT, LLC and IMC Manager, LLC. Intercompany accounts and transactions have been eliminated in combination. The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

2.	Significant Accounting Policies

Use of Estimates

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying combined balance sheet as of June 30, 2014, and the combined statement of changes in members’ capital for the six months ended June 30, 2014, the combined statements of operations and of cash flows for the six months ended June 30, 2014 and 2013, are unaudited. The unaudited interim financial

IMC REIT Portfolio

Notes to the Combined Financial Statements

statements have been prepared on the same basis as the audited annual combined financial statements and include, in management’s opinion, all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Predecessor Group’s unaudited interim financial statements. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year ending December 31, 2014, any other interim periods, or any other future year or period.

Rental Properties

Rental properties are stated at cost less accumulated depreciation. Costs directly related to the acquisition, development and construction of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation of rental properties retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Land improvements	7 to 15 years
Buildings and building improvements	15 to 39 years
Tenant improvements	The shorter of the remaining term of the related lease or useful life
Furniture, fixtures and equipment	3 to 7 years

Depreciation expense related to rental properties during the six months ended June 30, 2014 and 2013 (unaudited) was $16.8 million and $16.5 million, respectively. Depreciation expense related to rental properties during the years ended 2013 and 2012 was $33.3 million and $30.3 million, respectively.

Acquired Lease Intangibles

Above-market and below-market lease values for acquired properties are initially recorded based on the present value, (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. The average lives of intangible assets and below-market leases are approximately 28 months and 40 months as of December 31, 2013 and 2012, respectively.

Above-market lease values are amortized as a reduction of rental revenue in the combined statements of operations over the remaining noncancelable term of the related leases while below-market lease values are amortized as an increase to rental revenue in the combined statements of operations over the initial term of the related leases and any below-market fixed-rate renewal periods.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values, which are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Predecessor Group’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses.

IMC REIT Portfolio

Notes to the Combined Financial Statements

Characteristics considered by management in valuing tenant relationships include the nature and extent of the Predecessor Group’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles is amortized to expense over the anticipated life of the relationships.

Unamortized in-place lease values are charged to amortization expense upon early termination of the lease. Unamortized above-market and below-market lease values are charged to revenue upon early termination of the lease. The cost basis and accumulated amortization, of all purchased intangibles except tenant relationships are removed from the accounts when the respective tenant vacates their current space and moves to a new space within the same building or when moving to a different building in the portfolio.

Above Market Ground Lease

The fair market value of the above market ground lease is amortized on the straight-line basis over the remaining lease life and is included in building operations expense in the combined statements of operations. The remaining life is approximately 58.5 years as of December 31, 2013. The unamortized amount of the above market ground lease is included in other liabilities on the combined balance sheets and was $0.6 million as of June 30, 2014 (unaudited) and $0.6 million as of December 31, 2013 and 2012.

Impairment Evaluation

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of the Financial Accounting Standards Board (“FASB”) Codification Topic 360, Property Plant, and Equipment, management periodically assesses whether there are any indicators that the value of the Predecessor Group’s rental properties held for use may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management includes reviewing properties with low occupancy rates, significant near-term lease expirations, current and historical operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact the Predecessor Group’s intent and ability to hold the property. A property’s value is impaired only if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Predecessor Group’s estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions. These assumptions are generally based on management’s experience in its local real estate markets and the effects of current market conditions. The assumptions are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the future cash flows estimated by management in its impairment analyses may not be achieved, and actual losses or impairment may be realized in the future.

Cash

Cash includes all cash and liquid investments with an initial maturity of three months or less.

Restricted Cash

Restricted cash consists of lockboxes, security deposits and cash escrowed under loan agreements for debt service, real estate taxes, property insurance, tenant improvements and capital improvements. Changes in

IMC REIT Portfolio

Notes to the Combined Financial Statements

restricted cash are reflected as an investing activity on the combined statements of cash flows. Cash restricted related to security deposits totaled $3.8 million at June 30, 2014 (unaudited). Cash restricted related to lockboxes, escrow and other reserve funds totaled $25.9 million at June 30, 2014 (unaudited).

Cash restricted related to security deposits totaled $3.5 million and $2.5 million at December 31, 2013 and 2012, respectively. Cash restricted related to lockboxes, escrow and other reserve funds totaled $28.5 million and $27.5 million at December 31, 2013 and 2012, respectively.

Allowance for Doubtful Accounts and Straight-line Rents Receivable

Accounts receivable and straight-line rents receivable are carried net of allowances for doubtful accounts. Accounts receivable consist primarily of amounts due for contractual lease payments and reimbursements of common area maintenance expenses, real estate taxes and other costs recoverable from tenants. Straight-line rents receivable represent the amount by which the cumulative straight-line revenue recorded to date exceeds cash rents billed to date under the lease agreement. The allowance for doubtful accounts and straight-line rents receivable is increased or decreased through bad debt expense. Management’s determination of the adequacy of the allowance for doubtful accounts and allowance for straight-line rents receivable is performed using a methodology that incorporates a specific identification analysis and includes an overall evaluation of the Predecessor Group’s historical loss trends and other relevant factors. This determination requires significant judgment and estimates about matters that are uncertain at the time the estimates are made, including the creditworthiness of specific tenants and general economic trends and conditions. Since these factors are beyond the Predecessor Group’s control, actual results can differ from management’s estimates, and such differences could be material.

Notes Receivable

Certain subsidiaries of the Predecessor Group entered into tax incremental financing agreements with the City of Las Vegas Redevelopment Agency (“LVRA”), which resulted in the LVRA issuing five promissory notes maturing in June 2025 that require annual installments of principal and interest (the “TIF Notes”). The Predecessor Group evaluates the collectability of both principal and interest on these notes based on an assessment of any significant changes in the amount and timing of the TIF Notes’ expected future cash flows. The notes are considered to be impaired when, based upon current information and events, it is probable that the Predecessor Group will be unable to collect all amounts due according to the existing contractual terms. When the notes are considered to be impaired, the amount of loss is calculated by comparing the carrying value to the fair value. The estimated fair value for these notes is based on Level 3 inputs, such as discount rate risk premiums, using a present value of future cash flow valuation technique that relies on management assumptions and qualitative observations. The Predecessor Group recorded these notes at fair value as part of purchase accounting as of May 2, 2011 in the aggregate amount of $17.0 million and provided an unearned discount for notes receivable in the amount of $10.0 million. See Note 4 – Notes Receivable, Net.

Deferred Leasing Costs

Costs incurred in connection with successful property leasing are capitalized as deferred leasing costs. Certain employees of the Predecessor Group are compensated for providing leasing services to the Properties. Deferred leasing costs consist of internal payroll costs, which are amortized using the straight-line method of accounting over the lives of the leases that generally range from one to five years and are included in depreciation and amortization in the combined statements of operations. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease. Amounts capitalized approximated $1.9 million for the six months ended June 30, 2014 (unaudited) and $4.0 million and $1.8 million for the years ended December 31,

IMC REIT Portfolio

Notes to the Combined Financial Statements

2013 and 2012, respectively. A summary of the Predecessor Group’s deferred leasing costs as of the end of each period presented is as follows:

(In thousands)	June 30,	December 31,
	2014	2013	2012
	(Unaudited)
Deferred leasing costs, net
Deferred leasing costs	$8,692	$7,053	$3,967
Accumulated amortization	(2,375)	(1,649)	(849)

Deferred leasing costs, net	$6,317	$5,404	$3,118

Deferred Financing Costs

Costs incurred in obtaining financing are capitalized and amortized, using the effective interest method, over the term of the related indebtedness. Amortization of such costs is included in interest expense and was approximately $0.6 million for each of the six month periods ended June 30, 2014 and 2013 (unaudited) and $1.3 million and $1.2 million for the years ended December 31, 2013 and 2012, respectively. If a debt instrument is paid off prior to its original maturity date, the unamortized balance of debt issuance costs is recorded as gain or loss on the extinguishment of debt.

Goodwill

In accordance with FASB Codification Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), the Predecessor Group does not amortize goodwill. ASC 350 requires that these assets be reviewed for impairment at least annually. The Predecessor Group records impairment losses on goodwill when events and circumstances indicate that impairment has occurred.

The assessment of goodwill impairment involves valuing the entity that carries goodwill. The Predecessor Group first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Parent Company does not calculate the fair value of the entity unless the Predecessor Group determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. If the Predecessor Group determines this, then the first quantitative step is a comparison of the fair value of the entity with its carrying amount. If the fair value exceeds the carrying amount, the goodwill is not impaired. If the fair value of the entity is below the carrying amount, then a second step is performed to measure the amount of the impairment, if any. The test for impairment involves the use of estimates related to the fair values of the property operations with which goodwill is associated.

The Predecessor Group determined in its assessment that it is more likely than not that its fair value is not less than its carrying amount. As such, the Predecessor Group did not perform a second step analysis. Goodwill is included in intangible assets and was $2.6 million as of the end of all periods presented.

Revenue Recognition

Base rental revenue is recognized on a straight-line basis over the terms of the respective leases. Lease incentives, which are included as reductions of rental revenue are recognized on a straight-line basis over the term of the lease. Straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease agreements. Prepaid and unearned rents represent lease payments received from tenants in advance and rents currently billed for rental periods subsequent to each

IMC REIT Portfolio

Notes to the Combined Financial Statements

year end, in accordance with the lease agreements including certain leases of the High Point Property that provide for semi-annual billing of rents. Recoveries from tenants are for certain costs as provided in the lease agreements. These costs generally include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs. In addition, rental revenue is impacted by management’s determination of whether improvements to the Properties, whether made by the Predecessor Group or by the tenant, are landlord assets. The determination of whether an improvement is a landlord asset requires judgment. In making this judgment, management’s primary consideration is whether the improvement would be utilizable by another tenant upon move out of the improved space by the then-existing tenant. If the Predecessor Group has funded an improvement that is determined not to be landlord assets, then the costs of the improvement are treated as lease incentives. If the tenant has funded the improvement that is determined to be landlord assets, then the costs of the improvement are treated as deferred revenue and the cost is amortized into revenue over the lease term. Short-term exhibitor license and advertising agreements entered into in conjunction with the Predecessor Group’s semi-annual markets, are billed in advance and recorded as deferred income until such revenue is recognized to income in the month of the respective trade show. Percentage rents, which represent additional rents based upon the level of sales achieved by certain tenants, are recognized at the end of the lease year or earlier if the Predecessor Group has determined the required sales level is achieved and the percentage rents are collectible.

Advertising Expense

The Predecessor Group recognizes the cost of advertising in the period such advertising first takes place. Advertising costs of $1.6 million and $1.1 million for the six months ended June 30, 2014 and 2013 (unaudited), respectively, and $3.0 million for each of the years ended December 31, 2013 and 2012, are included in market operations within the combined statements of operations.

Asset Retirement Obligation

One of the Market Square properties has nonfriable asbestos containing materials (“ACM”). If the property were to undergo a renovation that affects these materials, or if the building is demolished, certain existing environmental regulations specify the manner in which the ACM must be handled and disposed. The Predecessor Group recognizes the fair value of asset retirement obligations in the period in which a determination is made that a legal obligation exists to remediate the property at the end of its useful life and the cost of the obligation can be reasonably estimated. The liability amount is based on future retirement cost estimates and incorporates many assumptions such as future inflation rates and the risk-adjusted discount rate. When the liability is initially recorded, the Predecessor Group capitalizes the cost by increasing the related building balance. If the estimated future cost of the asset retirement obligation changes, the Predecessor Group records an adjustment to both the asset retirement obligation and the building. Over time, the liability is increased and expense is recognized for accretion, and the capitalized cost is depreciated over the useful life of the asset. The following table summarizes the activity of the asset retirement obligation that is included in other liabilities as of:

(In thousands)	June 30,	December 31,
	2014	2013	2012
	(Unaudited)
Asset retirement obligations	$116	$98	$83
Accretion expense	10	18	15

Asset retirement obligations, net	$126	$116	$98

IMC REIT Portfolio

Notes to the Combined Financial Statements

Incentive Unit Compensation

The Predecessor Group measures and recognizes compensation expense for all incentive unit grants made by the Parent Company to management, based on the fair value of the award on its grant date in accordance with ASC 718 “Compensation—Stock Compensation.” The incentive unit awards contain both service and market-based vesting conditions. The compensation expense is recognized using the graded-vesting method, which recognizes the expense over the requisite service period for each separately vesting tranche of the awards. The compensation expense results in push-down accounting from the Parent Company and is recorded as additional capital from the Parent Company.

Provision for Income Taxes

The Predecessor Group has elected to treat each of the REITs as real estate investment trusts (each a “REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, these REITs generally will not be subject to federal or state income tax on their taxable income, provided that the REITs satisfy certain organizational and operational requirements including the requirement to distribute at least 90 percent of their annual taxable income. Management intends to continue to adhere to these requirements and maintain the REIT status of the REITs. If a subsidiary of the Predecessor Group fails to qualify as a REIT in any taxable year, such subsidiary will be subject to federal and state income taxes on its taxable income at regular corporate tax rates.

The Predecessor Group has elected to treat IMC Manager, LLC as a corporation and it is therefore subject to federal and state income taxes.

The Predecessor Group has elected to treat certain of its subsidiaries as taxable REIT subsidiaries (each a “TRS”). In general, a TRS may perform additional services for tenants of the Predecessor Group and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal and state income taxes. Accordingly, the only provision for federal and state income taxes in the combined financial statements for all periods present relates to the Predecessor Group’s TRS entities and IMC Manager, LLC.

The Predecessor Group accounts for income taxes under the asset and liability method. This method requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

The Predecessor Group reviews the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

IMC REIT Portfolio

Notes to the Combined Financial Statements

Fair Value Measurements

FASB Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 establishes a fair value hierarchy, which prioritized the inputs used in measuring fair value into three broad levels as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2013 and 2012, the Predecessor Group did not have any recurring measurements recorded at fair value.

Concentration of Credit Risks

Financial instruments that subject the Predecessor Group to credit risk consist primarily of cash and accounts receivable. The Predecessor Group has its cash on deposit with high-quality financial institutions in amounts that exceed federally insured limits. The Predecessor Group does not believe that it is subject to unusual credit risk beyond normal credit risk associated with commercial banking relationships. Management routinely assesses the financial strength of its tenants and, as a consequence, believes that its account receivable credit risk exposure is limited. The Predecessor Group’s properties are located in North Carolina and Nevada, which the Predecessor Group believes are the preferred United States locations for their business. The Predecessor Group is subject to risks incidental to the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in general economic conditions for the tenants the Predecessor Group serves, trends in the real estate industry, changes in tax laws, interest rate levels, availability of financing, and the potential liability under environmental and other laws.

Segment Reporting

The Predecessor Group manages its operations as a single segment for the purpose of assessing performance and making operating decisions. All revenue has been generated in the United States and all tangible assets are held in the United States.

Comprehensive Loss

Comprehensive loss includes net loss to common members as well as other changes in members’ capital that result from transactions and economic events other than those with members. There was no difference between comprehensive loss and net loss to common members for the six months ended June 30, 2014 and 2013 (unaudited) and for the years ended December 31, 2013 and 2012, and no accumulated other comprehensive income as of June 30, 2014 (unaudited) and December 31, 2013 and 2012.

IMC REIT Portfolio

Notes to the Combined Financial Statements

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606, or ASU 2014-09. ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. ASU 2014-09 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASU 2014-09 are effective for reporting periods beginning after December 15, 2016, and early adoption is prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Predecessor Group is currently assessing the impact the adoption of ASU 2014-09 will have on the combined financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which raises the threshold for determining which disposals are required to be presented as discontinued operations and modifies related disclosure requirements. The standard is applied prospectively and is effective in 2015 with early adoption permitted. The Predecessor Group has elected to early adopt this standard effective with the interim period beginning January 1, 2014. There was no impact to its financial position and results of operations as a result of adopting this guidance.

A variety of proposed or otherwise potential accounting standards are currently under review and study by standard-setting organizations and certain regulatory agencies. Due to the tentative and preliminary nature of such proposed standards, management has not yet determined the effect, if any, that the implementation of any such proposed or revised standards would have on the Predecessor Group’s combined financial statements.

3.	Accounts Receivable, Net and Straight-line Rents Receivable, Net

Accounts receivable, net and straight-line rents receivable, net are comprised of the following:

(In thousands)	June 30,	December 31,
	2014	2013	2012
	(Unaudited)
Accounts receivable, net
Accounts receivable	$18,082	$20,663	$18,961
Allowance for doubtful accounts	(1,824)	(2,670)	(3,555)

Accounts receivable, net	$16,258	$17,993	$15,406

Straight-line rents receivable, net
Straight-line rents receivable	$12,180	$10,491	$8,767
Allowance for doubtful accounts	(260)	(619)	(1,240)

Straight-line rents receivable, net	$11,920	$9,872	$7,527

IMC REIT Portfolio

Notes to the Combined Financial Statements

Presented below is the activity in the allowance for doubtful accounts for accounts receivable and straight-line rents receivable during the following years:

(In thousands)		Balance at Beginning of Year	Provisions for Doubtful Accounts	Write-offs, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts, accounts receivable:
	2013	$3,555	$1,710	$(2,595)	$2,670

	2012	$2,651	$2,277	$(1,373)	$3,555

Allowance for doubtful accounts, straight-line rents receivable:
	2013	$1,240	$—	$(621)	$619

	2012	$56	$1,184	$—	$1,240

4.	Notes Receivable, Net

Notes receivable, net was comprised of the following as of:

(In thousands)
	June 30,	December 31,
	2014	2013	2012
	(Unaudited)
Notes receivable, net
TIF Notes	$13,527	$13,527	$14,552
Less: Unamortized discount based on imputed interest rate of 12.50%	(7,718)	(8,069)	(8,770)
Other	753	992	861

	$6,562	$6,450	$6,643

The unearned discount on the TIF Notes is amortized to interest income using a method that approximates the effective interest method over the term of the notes and was $0.4 million each for the six months ended June 30, 2014 and 2013 (unaudited) and $0.7 million for each of the years ended December 31, 2013 and 2012. Other notes receivable are primarily comprised of deferred payment plans with tenants.

Estimated future principal receipts on the TIF Notes and amortization of the unearned discount, as of December 31, 2013 are as follows:

(In thousands)
	Note Receivable	Unearned Discount
Years Ending December 31,
2014	$1,021	$(702)
2015	1,046	(702)
2016	1,072	(702)
2017	1,099	(702)
2018	1,127	(702)
Thereafter	8,162	(4,559)

	$13,527	$(8,069)

IMC REIT Portfolio

Notes to the Combined Financial Statements

5.	Intangible Assets and Below-Market Leases, Net

The following summarizes the Predecessor Group’s intangible assets and liabilities as of:

(In thousands)
	June 30,	December 31,
	2014	2013	2012
	(Unaudited)
Intangible assets, net
Above-market operating leases	$28,979	$30,989	$35,655
Accumulated amortization	(25,791)	(25,128)	(20,682)

Above-market operating leases, net	3,188	5,861	14,973

In-place leases	46,683	48,851	54,048
Accumulated amortization	(43,126)	(42,560)	(36,989)

In-place leases, net	3,557	6,291	17,059

Tenant relationship values	55,291	56,955	61,164
Accumulated amortization	(33,669)	(30,689)	(21,792)

Tenant relationship values, net	21,622	26,266	39,372

Leasing commissions	6,979	7,199	7,715
Accumulated amortization	(6,392)	(6,258)	(5,540)

Leasing commissions, net	587	941	2,175

Leasing legal	2,733	2,977	3,462
Accumulated amortization	(2,495)	(2,540)	(2,241)

Leasing legal, net	238	437	1,221

Other intangibles	4,800	4,800	4,800
Accumulated amortization	(1,610)	(1,351)	(834)

Other intangibles, net	3,190	3,449	3,966

Internal use software	2,019	1,611	830
Accumulated amortization	(453)	(304)	(76)

Internal use software, net	1,566	1,307	754

Goodwill	2,610	2,610	2,610

Total intangible assets, net	$36,558	$47,162	$82,130

Below-market leases, net
Below-market leases	$10,894	$11,095	$13,936
Accumulated amortization	(7,818)	(7,068)	(5,256)

Total below-market leases, net	$3,076	$4,027	$8,680

Amortization expense related to in-place leases, tenant relationship values, leasing commissions, leasing legal, internal use software, and other intangibles during the six months ended June 30, 2014 and 2013 (unaudited) was $7.7 million and $12.6 million, respectively, exclusive of write-offs. Amortization expense related to in-place leases, tenant relationship values, leasing commissions, leasing legal, internal use software, and other intangibles during the years ended 2013 and 2012 was $24.9 million and $42.7 million, respectively, exclusive of write-offs.

IMC REIT Portfolio

Notes to the Combined Financial Statements

Estimated future amortization of in-place leases, tenant relationship values, leasing commissions, leasing legal, internal use software, and other intangibles, as of December 31, 2013 is as follows:

(In thousands)
Years Ending December 31,
2014	$13,886
2015	8,933
2016	5,968
2017	4,374
2018	2,837
Thereafter	2,693

$38,691

Amortization of above and below market leases and the net effect on minimum rents during the six months ended June 30, 2014 and 2013 (unaudited) was $1.7 million and $2.1 million, respectively. Amortization and the net effect on minimum rents for above and below market leases during the years ended 2013 and 2012 was $4.7 million and $15.3 million, respectively.

Estimated future amortization and the net effect on minimum rents for above and below market leases as of December 31, 2013 is as follows:

(In thousands)
Years Ending December 31,
2014	$2,471
2015	92
2016	(437)
2017	(297)
2018	20
Thereafter	(15)

$1,834

6.	Mortgage Notes Payable, Net

As of June 30, 2014 (unaudited) and December 31, 2013 and 2012, certain of the Predecessor Group’s properties are encumbered by mortgage notes payable. Payments on mortgage notes payable are generally due in monthly installments of principal and interest, or interest only.

IMC REIT Portfolio

Notes to the Combined Financial Statements

The following is a summary of the Predecessor Group’s mortgage notes payable as of:

(In thousands)	June 30,	December 31,		Book Value of Collateral as of December 31, 2013
Mortgage Loan	2014	2013	2012
	(Unaudited)
WMC Phase 1-Note A	$94,306	$94,306	$94,306	$82,164
WMC Phase 1-Note B	7,635	14,229	19,427	—
WMC Phase 2-Note A	73,072	73,072	73,072	79,063
WMC Phase 2-Note B	23,230	31,333	37,674	—
IHFC properties	169,583	170,618	172,550	194,900
Market Square properties	111,600	111,600	111,600	96,224
Showplace properties	36,800	36,800	36,800	36,095

Total mortgage notes payable, before unamortized discount	516,226	531,958	545,429
Total carrying value of collateral				$488,446

Less: Unamortized discount on Phase 1-Note B and Phase 2-Note B	(4,770)	(5,730)	(7,594)

Total mortgage notes payable, net of unamortized discount	$511,456	$526,228	$537,835

WMC Phase 1-Notes A and B

The WMC Phase 1 executed amended and restated promissory notes and loan, which are collateralized by the land and building thereon of Phase 1 of the Las Vegas Property, mature on July 1, 2015 with interest payable monthly at the rate of 6.0165% per annum. The amended and restated agreements provide for the following:

a.	The release and replacement of The Related Companies, L.P. (Note 14) with certain subsidiaries of the Predecessor Group, as guarantor of recourse obligations and the environmental indemnitor;

b.	Promissory note for Phase 1-Note A is in the original amount of approximately $94.3 million and Phase 1-Note B is in the original amount of approximately $106.0 million;

c.	No interest shall accrue or be payable on the Phase 1-Note B;

d.	The monthly payment on the Phase 1-Note A shall be interest only;

e.	The Phase 1-Note B shall require payment of principal based on 80% of monthly available net cash flow after priority payments pursuant to a cash management agreement; and

f.	In the event that the Phase 1 loan is repaid on or prior to the maturity date, the balance due on the Phase 1-Note B shall be approximately $21.2 million less any principal payments made pursuant to (e) above.

It is the Predecessor Group’s intention to repay the Phase 1 loan, which includes both Notes A and B, on or prior to the maturity date, and therefore the loan was recorded in the books of the Predecessor Group at the payoff amount of approximately $21.2 million, which represented fair value on the date that purchase accounting was applied as of May 2, 2011, less a discount of approximately $0.8 million to reflect imputed interest on this non-interest bearing loan at the rate of 5.42% per annum. The discount is being amortized to interest expense over the life of the loan which amounted to approximately $0.1 million for each of the six months ended June 30, 2014 and 2013 (unaudited) and approximately $0.2 million for the years ended December 31, 2013 and 2012. The loan has a debt service coverage ratio covenant that went into effect in 2012. The Predecessor Group was in compliance with these covenants as of June 30, 2014 (unaudited) and December 31, 2013 and 2012.

IMC REIT Portfolio

Notes to the Combined Financial Statements

WMC Phase 2-Notes A and B

The WMC Phase 2 executed amended and restated promissory notes and loan, which are collateralized by the land and building thereon of Phase 2 of the Las Vegas Property, mature on January 1, 2017 with interest payable monthly at the rate of 4.35% per annum. The amended and restated agreements provide for the following:

a.	The release and replacement of The Related Companies, L.P. (Note 14) with certain subsidiaries of the Predecessor Group, as guarantor of recourse obligations and the environmental indemnitor;

b.	Promissory note for Phase 2-Note A is in the original amount of approximately $73.1 million and Phase 2-Note B is in the original amount of $200.0 million;

c.	No interest shall accrue or be payable on the Phase 2-Note B;

d.	The monthly payment on the Phase 2-Note A shall be interest only;

e.	The Phase 2-Note B shall require payment of principal based on 80% of monthly available net cash flow after priority payments pursuant to a cash management agreement; and

f.	In the event that the Phase 2 loan is repaid on or prior to the maturity date, the balance due on the Phase 2-Note B shall be $40.0 million less any principal payments made pursuant to (e) above.

It is the Predecessor Group’s intention to repay the Phase 2 loan, which includes both Notes A and B, on or prior to the maturity date, and therefore the loan was recorded in the books of the Predecessor Group at the payoff amount of $40.0 million, which represented fair value on the date that purchase accounting was applied as of May 2, 2011, less a discount of approximately $9.7 million to reflect imputed interest on this non-interest bearing loan at the rate of 5.19% per annum. The discount is being amortized to interest expense over the life of the loan which amounted to approximately $0.9 million and $0.8 million for the six months ended June 30, 2014 and 2013 (unaudited), respectively, and approximately $1.7 million and $1.6 million for the years ended December 31, 2013 and 2012, respectively. The loan has a debt service coverage ratio covenant that went into effect in 2012. The Predecessor Group was in compliance with these covenants as of June 30, 2014 (unaudited) and December 31, 2013 and 2012.

IHFC Properties

The IHFC properties executed promissory notes of $100.0 million and $75.0 million, which are collateralized by the IHFC properties, mature on July 6, 2016 with monthly payments of interest, at the rate of LIBOR (but no less than 1.00%) plus 6.00% per annum, and amortization, based on a 360-month amortization schedule. In the event that the monthly LIBOR rate exceeds 4.00% per annum, and the Predecessor Group does not maintain 1.10 to 1.0 or less debt service coverage, the Predecessor Group shall purchase an interest rate cap. As of June 30, 2014 (unaudited) and December 31, 2013 and 2012, there was no requirement for an interest rate cap.

Market Square Properties

The Market Square properties executed an amended and restated promissory note and loan in the amount of $111.6 million, which is collateralized by the Market Square properties, and matures on September 1, 2016 with monthly payments of interest only at the rate of 6.105% per annum. The debt has various financial covenants. The Predecessor Group was in compliance with these covenants as of June 30, 2014 (unaudited) and December 31, 2013 and 2012. The amended and restated agreements provide for the following:

a.	Modify the transfer provision to allow for a majority ownership of the Market Square borrower by Bain and Oaktree (Note 14); and

b.	Release and replacement of The Related Companies, L.P. (Note 14) with certain subsidiaries of the Predecessor Group, as guarantor of recourse obligations and the environmental indemnitor.

IMC REIT Portfolio

Notes to the Combined Financial Statements

Showplace Properties

The Showplace properties executed an amended and restated promissory note in the amount of $36.8 million (“Showplace Note”), which is collateralized by the Showplace properties. Concurrent with the loan closing, certain subsidiaries of the Predecessor Group deposited approximately $2.7 million of reserves with the Showplace Note lender for funding of future taxes, insurance, leasing costs and capital expenditures. The loan matures on August 6, 2016 with monthly payments on the Showplace Note of (i) interest only at the rate of 3.0% per annum until January 6, 2013 and thereafter at the rate of 5.5% per annum and (ii) amortization, based on a 360-month amortization schedule, commencing August 6, 2014. Certain subsidiaries of the Predecessor Group are guarantors of recourse obligations.

Combined Scheduled Principal Payments

Scheduled principal payments for the Predecessor Group’s mortgage notes payable as of December 31, 2013 are as follows:

(In thousands)
Years Ending December 31,
2014	$2,277
2015	111,267
2016	314,009
2017	104,405

$531,958

7.	Members’ Capital

Net loss to common members is allocated wholly to the Parent Company, as the sole member and owner of the common units of the Predecessor Group, consistent with the Predecessor Group’s limited liability company agreements, as amended and restated, and as recorded on the accompanying combined statements of changes in members’ capital. Cash distributions are made to the Parent Company at the sole discretion of the board of representatives for the Predecessor Group. Distributions of the annual taxable income made to the Parent Company required by the Code to maintain REIT qualification for each of the REIT subsidiaries are recorded in members’ capital within the combined balance sheets and were approximately $2.7 million for the six months ended June 30, 2014 (unaudited) and $6.0 million for the year ended December 31, 2013. There were no such distributions during the six months ended June 30, 2013 (unaudited) and the year ended December 31, 2012.

Effective January 26, 2012, each of the REITs issued 125 preferred shares to unrelated third-parties with a par value of $1,000 per share. Holders of the preferred shares are only entitled to limited voting rights, and consequently are not entitled to participate in or otherwise direct the management of the REITs. Each share accrues on a daily basis a preferred return payable semi-annually at 12.5% for IMC LV REIT, LLC and IHFC REIT, LLC and 17.5% for Market Square REIT, LLC and Showplace REIT, LLC and is recognized as payments of preferred dividends on the statements of changes in members’ capital. Payments of preferred dividends were less than $0.1 million for the six months ended June 30, 2014 and 2013 (unaudited), and approximately $0.1 million for each of the years ended December 31, 2013 and 2012. Holders of the preferred shares comprised a balance of $0.4 million as of June 30, 2014 (unaudited) and December 31, 2013 and 2012 included in members’ capital within the combined balance sheets.

IMC REIT Portfolio

Notes to the Combined Financial Statements

8.	Fair Value of Financial Instruments

Estimated fair values were determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Predecessor Group could realize on disposition of the financial instruments as of the end of any periods presented. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, accounts receivable, straight-line rents receivable, notes receivable, accounts payable and accrued expenses, tenant security deposits and other liabilities are carried at amounts that reasonably approximate their fair values as of the end of all periods presented.

Management believes the fair value of the Predecessor Group’s mortgage notes payable is $531.6 million as of December 31, 2013 and that the fair value of the mortgage notes payable approximates book value as of December 31, 2012.

Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2014 (unaudited) and current estimates of fair value may differ from the amounts presented herein.

9.	Retirement Benefit Plans

The Predecessor Group has a defined contribution retirement plan that covers its eligible employees (the “Plan”). The Plan is qualified in accordance with section 401(k) of the Code. Eligible employees can participate in the Predecessor Group’s pre-tax 401(k) plan or after-tax Roth 401(k) plan. The Predecessor Group makes matching contributions equal to 100% of the first 5% of compensation deferred by a participant. The Predecessor Group may make a discretionary additional matching contribution. The Predecessor Group recognized expense related to its contributions to the 401(k) Plan of approximately $0.3 million and $0.2 million for the six months ended June 30, 2014 and 2013 (unaudited), respectively, and $0.5 million for each of the years ended December 31, 2013 and 2012.

10.	Commitments and Contingencies

Litigation

The Predecessor Group is a defendant in litigation arising in the normal course of its business activities. Management believes any liability that may potentially result upon resolution of the matters that are currently pending will not have a materially adverse effect on the Predecessor Group’s business, financial condition or combined financial statements as a whole.

Contingent Amounts of Mortgage Notes Payable

Pursuant to an amendment agreement made as of May 2, 2011 between the WMC Phase 1 lender and the Predecessor Group, in the event the Phase 1 Notes A and B are repaid on or prior to the maturity date, the Phase 1 Note B in the original amount of approximately $106.0 million shall be entitled to a discount of approximately $84.8 million. In addition, pursuant to an amendment agreement made as of May 2, 2011 between the WMC Phase 2 lender and the Predecessor Group, in the event the Phase 2 Notes A and B are repaid on or prior to the maturity date, the Phase 2 Note B in the original amount of $200.0 million shall be entitled to a discount of $160.0 million. The Predecessor Group is contingently liable for the entire original note amounts in

IMC REIT Portfolio

Notes to the Combined Financial Statements

the event the notes are not repaid on or prior to the respective maturity dates. As it is the intention of the Predecessor Group to repay the minimum required amounts on or before their respective maturity dates, no amounts have been recorded within the combined financial statements for this contingent liability.

As of August 15, 2014, the outstanding principal balance on all mortgage notes payable was repaid and the Predecessor Group was released from any liability under the contingent amounts payable on the Phase 1 Note B and Phase 2 Note B of $84.8 million (unaudited) and $160.0 million (unaudited), respectively. See Note 16—Subsequent Events (Unaudited).

Ground Lease

On June 1, 1973, a subsidiary of the Predecessor Group, as successor-by-merger, entered into an agreement, as amended, to lease certain land from the City of High Point, North Carolina, upon which the Predecessor Group owns a leasehold interest in the improvements at 210 East Commerce Avenue, including a building of 692,996 rentable square feet. The ground lease has an initial maturity date of May 31, 2023, which is subject to three 10-year renewal options and a final 19-year renewal option. The renewal options are automatically exercised unless the lessee delivers prior written notice to lessor of its election not to renew. Upon the expiration of the ground lease, all improvements shall become the property of the lessor. Future minimum rentals based on current valuations that are subject to adjustment on each fifth year anniversary, to be paid under this noncancelable operating lease at December 31, 2013 are as follows:

(In thousands)
Years Ending December 31,
2014	$180
2015	180
2016	180
2017	180
2018	180
Thereafter	795

$1,695

Rent expense related to this lease is recorded in building operations within the combined statements of operations and was approximately $0.1 million for the six months ended June 30, 2014 and 2013 (unaudited) and approximately $0.2 million for each of the years ended December 31, 2013 and 2012.

11.	Tenant Leases

The Properties are leased to tenants under operating leases with various expiration dates through October 2022. The leases provide for annual base rents and escalation charges.

IMC REIT Portfolio

Notes to the Combined Financial Statements

Future minimum rentals to be received under noncancelable operating leases as of December 31, 2013 are as follows:

(In thousands)
Years Ending December 31,
2014	$118,776
2015	96,165
2016	67,115
2017	37,884
2018	16,712
Thereafter	7,329

$343,981

12. Incentive Unit Compensation

On May 2, 2011, the Parent Company adopted the 2011 Management Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan is intended to promote the long-term growth and profitability of the Parent Company by providing those in Predecessor Group management with an opportunity to acquire an interest in the future profits of the Parent Company and its subsidiaries, thereby encouraging management to contribute and participate in the success of the Parent Company. The basis of participation in the Incentive Plan is upon discretionary grants of the board of representatives of the Parent Company.

The maximum number of B-1 units reserved for the grant of awards under the Incentive Plan is 400,000, subject to adjustment by the board of representatives of the Parent Company. As of December 31, 2013 and June 30, 2014 (unaudited), 363,000 units were granted, 21,667 units were forfeited and 37,000 units are available for grant under the Incentive Plan.

These incentive units were granted to employees of the Predecessor Group for services provided to the Predecessor Group. The incentive units are subject to both time and market-based vesting conditions and generally vest over five years and upon the achievement of certain market-based objectives.

The fair value of the incentive units was estimated on the grant date using a Monte Carlo Simulation Approach. Key assumptions determined by the Parent Company used in estimating the grant date fair value of these units were as follows:

December 31, 2012
Dividend yield / interest yield	0.0%
Expected volatility	65.0%
Risk-free interest rate	1.5%
Expected term (years)	4

No incentive units were granted in the six months ended June 30, 2014 (unaudited) or in the year ended December 31, 2013.

IMC REIT Portfolio

Notes to the Combined Financial Statements

The following summarizes incentive unit activity for the six months ended June 30, 2014 (unaudited) and for the years ended December 31, 2013 and 2012:

	Incentive Units	Weighted-Average Grant Date Fair Value
Outstanding at 12/31/2011	275,000	$15.75
Granted	88,000	15.75
Vested	(53,333)	15.75
Forfeited	—	—

Outstanding at 12/31/2012	309,667	$15.75

Granted	—	—
Vested	(67,600)	15.75
Forfeited	(21,667)	15.75

Outstanding at 12/31/2013	220,400	$15.75

Granted (Unaudited)	—	—
Vested (Unaudited)	(67,600)	15.75
Forfeited (Unaudited)	—	—

Outstanding at 6/30/2014 (Unaudited)	152,800	$15.75

As of June 30, 2014 (unaudited), unrecognized compensation expense for incentive units outstanding was $0.8 million, which is expected to be recognized over a weighted average period of 1.66 years. As of December 31, 2013, unrecognized compensation expense for incentive units outstanding was $1.3 million, which is expected to be recognized over a weighted average period of 1.89 years.

The compensation expense recorded for the incentive units was $0.5 million and $0.8 million for the six months ended June 30, 2014 and 2013 (unaudited), respectively and $1.3 million and $2.9 million for the years ended December 31, 2013 and 2012, respectively. The compensation expense was recorded as general and administrative expense in the combined statements of operations.

13.	Income Taxes

The Predecessor Group is subject to federal and state income taxes on income earned from the activities in IMC Manager, LLC, as well as in its TRS entities. TRS entities include IMC LV TRS, LLC, Market Square TRS, LLC, Showplace TRS, LLC and IHFC TRS, LLC. The Predecessor Group does not have transactions in any foreign jurisdictions.

The Predecessor Group’s REIT subsidiaries elected to be taxed as a REIT in connection with the filing of its tax returns for the 2011 calendar year. As of June 30, 2014 (unaudited), the Predecessor Group’s REIT subsidiaries have met the requirements of a REIT for the 2014 calendar year and have filed the tax returns accordingly. Subject to its ability to meet the requirements of a REIT, the Predecessor Group intends to maintain this status in future periods. For each of the six months ended June 30, 2014 and 2013 (unaudited), the Predecessor Group recorded a provision for income taxes of approximately $1.0 million and $1.8 million, respectively.

IMC REIT Portfolio

Notes to the Combined Financial Statements

The components of the provision for income taxes for the years ended December 31, 2013 and 2012 consist of the following:

(In thousands)	2013	2012
Current income taxes
Federal	$2,573	$2,934
State	266	134

Total current	2,839	3,068

Deferred income taxes
Federal	702	(1,982)
State	9	(10)

Total deferred	711	(1,992)

Total provision for income taxes	$3,550	$1,076

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to net loss before income taxes for the years ended December 31, 2013 and 2012 as a result of the following differences:

(In thousands)	2013	2012
Expected federal tax benefit at statutory rate	$(9,836)	$(21,186)
Tax impact of REIT and partnership elections	12,350	21,863

Expected tax expense at TRS and management entities	2,514	677
State income expense, net of federal tax benefit	221	52
Other permanent items	602	345
Other adjustments	(129)	—
Impact of provision to return	342	2

Income tax expense	$3,550	$1,076

The Predecessor Group’s deferred tax assets and liabilities are as follows as of December 31:

(In thousands)	2013	2012
Deferred tax assets
Accrued expenses	$—	$1,318
Deferred revenue	121	28
Amortization of intangible assets	503	277
Incentive unit compensation	1,226	936
Other	147	—

Total deferred tax asset	1,997	2,559

Deferred tax liability
Depreciation of fixed assets	478	395
Other	102	36

Total deferred tax liability	580	431

Net deferred tax assets	$1,417	$2,128

IMC REIT Portfolio

Notes to the Combined Financial Statements

The Predecessor Group reviews all information in order to determine if it will generate sufficient taxable income necessary to realize its deferred tax assets. The Predecessor Group records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. Otherwise, a valuation allowance would be applied. In making such determination, the Predecessor Group considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Based on this review, the Predecessor Group has made a determination that a valuation allowance is not necessary at this time. The Predecessor Group and its subsidiaries have no net operating loss carryovers for the years ended December 31, 2013 and 2012, respectively.

The Predecessor Group provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards as set forth in ASC Topic 740 “Income Taxes” regarding accounting for uncertainty in income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. There are no unrecognized benefits related to uncertain income tax positions as of December 31, 2013 or 2012. The Predecessor Group does not anticipate that there will be a material change in the balance of unrecognized tax benefits within the next twelve months.

Under accounting for uncertainty in income taxes, evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based upon the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of the benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon the ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

In the normal course of business, the Predecessor Group and its subsidiaries are subject to examination by federal and state jurisdictions in which it operates, where applicable. The tax years ended December 31, 2013 and 2012 remain subject to examination by federal and state tax jurisdictions. Management believes the Predecessor Group has recorded all appropriate provisions for outstanding issues for all jurisdictions and open years.

14.	Related Party Transactions

The Related Companies, LP (“Related”) and affiliates of Alliance Network Holdings, Inc. (“Network”), through their ownership interests in Investco IMC LLC (“Investco”), are limited partners in the Parent Company. As of May 2, 2011, certain of the entities that comprise the Predecessor Group entered into a Transition Services Agreement with Related whereby Related agreed to provide and make available IT, accounting, treasury, payroll and human resource services previously relied upon to operate the business involving the Las Vegas Portfolio for a service fee of up to $52,000 per month through October 29, 2011. This Transaction Services Agreement was extended on a month-to-month basis at a reduced monthly fee reflecting a partial transition of certain services to the Predecessor Group and was suspended as of December 31, 2012. Total transition service fees paid by the Predecessor Group to Related for the year ended December 31, 2012 were $0.3 million.

In addition to Investco, limited partners in the Parent Company are affiliates of Bain Capital Partners, LLC (“Bain”), affiliates of Oaktree Capital Management, L.P. (“Oaktree”) and Bassett Furniture Industries, Incorporated (“Bassett”). As of May 2, 2011, Bain, Oaktree and the Predecessor Group entered into an Advisory

IMC REIT Portfolio

Notes to the Combined Financial Statements

Agreement whereby Bain and Oaktree agreed to provide certain management, acquisition, disposition, financing, marketing, human resource and other advisory services. Bain and Oaktree can each earn an annual periodic fee of up to $2.0 million (“Periodic Fee”) upon the achievement of certain performance criteria and, in accordance with the IMC LP Agreement, and Investco shall receive a cash distribution from the Parent Company equal to the excess of 75% of the aggregate Periodic Fees paid to Bain and Oaktree over $1.0 million. A Periodic Fee due to Bain and Oaktree of $2.0 million for each of the six months ended June 30, 2014 and 2013 (unaudited), and $4.0 million for each of the years ended December 31, 2013 and 2012, is recorded as a general and administrative expense in these combined financial statements. The Periodic Fee included within accounts payable and accrued expenses on the combined balance sheets was $12.7 million as of June 30, 2014 (unaudited) and $10.7 million and $6.7 million as of December 31, 2013 and 2012, respectively. In addition, Bain and Oaktree received payments from the Predecessor Group for reimbursement of their out-of-pocket expenses in the total amounts of approximately $0.2 million to Bain for each of the years ended December 31, 2013 and 2012.

On February 2, 2012, the Predecessor Group loaned $2.6 million to the Parent Company, which then made distributions to Bain and Oaktree of $1.3 million each. Pursuant to Amendment No. 3 to the Amended and Restated Agreement of Limited Partnership of the Parent Company, dated May 8, 2013, the Predecessor Group loaned $1.0 million to the Parent Company, which then distributed this amount to the Investco Partner as an advance on the Investco Partner’s advisory fee distributions. In addition, the Predecessor Group has recorded approximately $0.3 million due from Investco. During the year ended December 31, 2012, there were approximately $0.2 million of operating expenses of the Parent Company that were paid by the Predecessor Group. These amounts are recorded as related party receivables by the Predecessor Group within prepaid and other assets on the combined balance sheets and approximated $2.8 million as of June 30, 2014 (unaudited) and $2.8 million and $2.9 million as of December 31, 2013 and 2012, respectively. The Predecessor Group has approximately $0.2 million and $0.3 million of notes receivable from a senior member of the Predecessor Group that is included in notes receivable, net at December 31, 2013 and 2012, respectively. During the six months ended June 30, 2014 (unaudited) and the year ended December 31, 2013, there were approximately $1.2 million and $0.7 million, respectively, of operating expenses of the Predecessor Group that were paid by the Parent Company. These amounts are recorded as related party payables by the Predecessor Group within accounts payable and accrued expenses on the combined balance sheets.

Bassett, a Class C Partner of the Parent Company, is a tenant of certain Properties that paid rent and recoveries of approximately $1.0 million and $0.6 million for the years ended December 31, 2013 and 2012, respectively.

Robert Maricich is Chief Executive Officer of the Predecessor Group and also serves as a director of Flexsteel Industries, Inc. (“Flexsteel”), a manufacturer of home furnishings. Flexsteel is a tenant of certain Properties and paid rent and recoveries from tenants of approximately $0.9 million and $0.8 million for the years ended December 31, 2013 and 2012, respectively.

15.	Subsequent Events

For its combined financial statements as of December 31, 2013 and for the year then ended, the Predecessor Group evaluated subsequent events through August 11, 2014, the date on which those financial statements were originally issued and through September 24, 2014, the date on which those financial statements were reissued.

On August 7, 2014, the Predecessor REIT Subsidiaries paid cash dividends to the Parent Company in the amount of $9.3 million.

IMC REIT Portfolio

Notes to the Combined Financial Statements

16.	Subsequent Events (Unaudited)

For its interim financial statements as of June 30, 2014 and for the six months then ended, the Predecessor Group evaluated subsequent events through September 24, 2014, the date on which those financial statements were issued.

Effective August 15, 2014, the Parent Company caused each of the REITs to merge into International Market Centers, Inc. (“IMC”), among other restructuring transactions. Immediately following these mergers, IMC contributed substantially all of its assets to IMC OP, LP (the “Operating Partnership”), a Delaware limited partnership and a wholly-owned subsidiary of IMC formed on July 11, 2014.

Immediately after the consummation of the above restructuring transactions, the Operating Partnership entered into new senior secured credit facilities comprised of a $405 million first lien term loan facility, a $50 million first lien revolving credit facility and a $125 million second lien term loan facility, which are guaranteed by IMC and the subsidiaries of the Operating Partnership. The net proceeds from this debt issuance, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the Predecessor Group’s existing mortgage notes payable as of August 15, 2014.

An affiliate of Bain and Oaktree participated as lenders to the Operating Partnership and its subsidiaries as part of the above refinancing transactions. The affiliate of Bain and Oaktree funded $25.8 million and $18.8 million of the first lien term loan and second lien term loan, respectively, which represents 6.4% and 15.0% of the outstanding balances of the first lien term loan and second lien term loan, respectively, as of August 15, 2014. Oaktree funded $45.0 million and $25.0 million of the first lien term loan and second lien term loan, respectively, which represents 11.1% and 20.0% of the outstanding balances of the first lien term loan and second lien term loan, respectively, as of August 15, 2014. On August 15, 2014, Oaktree and the affiliate of Bain received loan closing fees of $1.1 million and $1.7 million, respectively. Oaktree and the affiliate of Bain will also receive their pro rata share of any first lien term loan and second lien term loan payments of principal, interest and prepayment fees paid by the Operating Partnership.

IMC REIT Portfolio

Schedule III Real Estate and Accumulated Depreciation

As of December 31, 2013
(In thousands)
Property Description	Encumbrances	Land	Initial cost Buildings, improvements & equipment	Cost capitalized (disposed) subsequent to acquisition	Total cost Buildings, improvements & equipment	Total(a)	Accumulated depreciation(b)	Date of construction	Date acquired
HIGH POINT, NC
International Home Furnishings Center	$170,618	$16,219	$199,201	$5,843	$205,044	$221,263	$26,363	1929	2011
National Furniture Mart	14,072	1,794	11,985	(142)	11,843	13,637	1,504	1964	2011
Furniture Plaza	16,260	1,906	14,179	(134)	14,045	15,951	1,930	1960	2011
Plaza Suites	22,775	2,669	19,861	(189)	19,672	22,341	2,704	2001	2011
300 S. Main	1,828	212	1,416	133	1,549	1,761	185	1991	2011
Market Square	23,923	2,852	20,100	(11)	20,089	22,941	2,314	1947	2011
Market Square Tower	8,904	1,061	7,433	43	7,476	8,537	860	1989	2011
Suites at Market Square	18,360	2,190	15,332	84	15,416	17,606	1,776	1999	2011
Hamilton Market	5,478	628	4,826	(60)	4,766	5,394	671	1989	2011
Showplace	24,064	4,879	22,978	1,017	23,995	28,874	5,271	2000	2011
Showplace West	2,403	563	2,145	(58)	2,087	2,650	678	1972	2011
200 N. Hamilton	8,396	1,639	4,327	4,279	8,606	10,245	2,010	1979	2011
320 N. Hamilton	536	378	236	(5)	231	609	83	1969	2011
330 N. Hamilton	1,401	1,057	1,136	(63)	1,073	2,130	371	1980	2011
LAS VEGAS, NV
World Market Center Building A	108,535	4,341	81,409	4,888	86,297	90,638	8,474	2005	2011
World Market Center Building B	104,405	2,924	79,373	4,977	84,350	87,274	8,211	2006	2011
World Market Center Building C	—	3,489	149,810	4,403	154,213	157,702	13,914	2008	2011
World Market Center Pavilions	—	10,558	6,907	—	6,907	17,465	621	2005	2011
World Market Center Garage	—	3,438	26,174	—	26,174	29,612	1,813	2008	2011
Unimproved Land	—	4,991	—	—	—	4,991	—	—	2011
Miscellaneous	—	—	—	3,246	3,246	3,246	531	—	—

	$531,958	$67,788	$668,828	$28,251	$697,079	$764,867	$80,284

(a)	The aggregate cost for federal income tax purposes was approximately $799.0 million at December 31, 2013.
(b)	Depreciation of buildings and improvements are calculated over lives ranging from the life of the lease to 39 years.

IMC REIT Portfolio

Schedule III Real Estate and Accumulated Depreciation

The following reflects changes in rental properties and accumulated depreciation for the periods ended December 31:

(In thousands)
	2013	2012
Rental Properties
Balance, beginning of year	$745,518	$737,877
Additions	21,356	10,297
Disposals and retirements	(2,007)	(2,656)

Balance, end of year	$764,867	$745,518

Accumulated Depreciation
Balance, beginning of year	$48,747	$19,871
Depreciation	33,057	30,301
Disposals and retirements	(1,520)	(1,425)

Balance, end of year	$80,284	$48,747

Through and including                     (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    Shares

International Market Centers, Inc.

Common Stock

PROSPECTUS

Barclays

Credit Suisse

Wells Fargo Securities

Deutsche Bank Securities

J.P. Morgan

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On June 30, 2014, IMC issued 100 common shares to IMC LP in connection with the initial capitalization of IMC for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

The Maryland General Corporation Law (“MGCL”) permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter will contain a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received by such director or officer, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter will authorize us to obligate ourselves, and our bylaws will obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party, or witness in, to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws will also permit us to indemnify and advance expenses to any individual who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Following the completion of this offering, we intend to purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unavailable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds of this offering will be credited to an account other than the appropriate capital share account.

Item 36.	Exhibits and Financial Statement Schedules.

The list of exhibits is set forth under “Index to Exhibit” at the end of this registration statement and is incorporated herein by reference.

Item 37.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on                 , 2014.

International Market Centers, Inc.

By:
Robert J. Maricich President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Robert Maricich and Kim Rieck, or either of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities on                 , 2014.

Signature	Title

Robert J. Maricich	President, Chief Executive Officer and Director (Principal Executive Officer)

William F. Lacey	Chief Financial Officer (Principal Accounting and Financial Officer)

Director

Director

Director

Director

Director

INDEX TO EXHIBITS

Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Charter of International Market Centers, Inc. to become effective upon consummation of this offering

3.2*	Form of Amended and Restated Bylaws of International Market Centers, Inc. to become effective upon consummation of this offering

4.1*	Form of Certificate of Common Stock of International Market Centers, Inc.

5.1	Form of Opinion of Venable LLP as to the legality of the securities being registered

8.1	Form of Opinion of Kirkland & Ellis LLP relating to tax matters

10.1*	Form of Amended and Restated Limited Partnership Agreement of IMC OP, LP

10.2*	Form of Stockholders’ Agreement

10.3*	Form of Registration Rights Agreement

10.4*	Form of International Market Centers, Inc. 2014 Incentive Plan

10.5*	Form of Director and Officer Indemnification Agreement

10.6*	Form of Employment Agreement (between International Market Centers, Inc. and the named executive officers)

10.7

First Lien Credit Agreement, dated as of August 15, 2014, among IMC OP, LP, as borrower, International Market Centers, Inc., as guarantor, the several banks and other financial institutions or entities from time to time parties thereto as lenders and letter of credit issuers and JPMorgan Chase Bank, N.A., as administrative agent

21.1	List of Subsidiaries of International Market Centers, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Venable LLP (contained in Exhibit 5.1)

23.3*	Consent of Kirkland & Ellis LLP (contained in Exhibit 8.1)

23.4	Form of Consent of Stax Inc.

24.1*	Powers of Attorney (included on the signature page hereof)

*	To be filed by amendment.